As filed with the Securities and Exchange Commission on April 5, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THE J. M. SMUCKER COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Ohio	2033	34-0538550
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Strawberry Lane

Orrville, Ohio 44667-0280

(330) 682-3000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

M. Ann Harlan, Esq.

Vice President, General Counsel and Secretary

The J. M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667-0280

(330) 682-3000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William P. Ritchie, Esq.	David P. Porter, Esq,
Jones Day	Jones Day
77 West Wacker	North Point
Chicago, Illinois 60601	901 Lakeside Avenue
(312) 782-3939	Cleveland, Ohio 44114-1190
(216) 586-3939

Approximate date of commencement of proposed sale to public: As soon as practicable following the effective date of this registration statement and the date on which all other conditions to the merger of International Multifoods Corporation with and into MIX Acquisition Corporation pursuant to the merger agreement described in the enclosed document have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Common shares, without par value(4)	10,015,813 common shares	Not applicable	$391,582,978.30	$49,614

(1)	The maximum number of common shares of The J. M. Smucker Company that may be registered is based on the maximum number of shares issuable upon consummation of the merger described in this document.
(2)	Not included pursuant to Rule 457(o).
(3)	Based upon $24.72, which is the average high and low prices in the consolidated reporting system of the common stock, par value $0.10 per share, of International Multifoods Corporation on the New York Stock Exchange on March 30, 2004, multiplied by the maximum number of shares of common stock of International Multifoods Corporation presently outstanding or issuable or expected to be issued in connection with the consummation of the merger described in this document (19,857,149 shares), less $99,285,745, which is the total cash consideration expected to be paid by The J. M. Smucker Company for the outstanding common stock of International Multifoods Corporation upon consummation of the merger described in this document, in accordance with Rules 457(c) and (f), and estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457.
(4)	One preferred share purchase right will attach to and trade with each common share. Those rights are also covered by this registration statement and the value attributed to them, if any, is reflected in the market price of the common shares of The J. M. Smucker Company.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED APRIL 5, 2004

MERGER PROPOSED — YOUR VOTE IS IMPORTANT

The boards of directors of The J. M. Smucker Company and International Multifoods Corporation have approved a merger in which Smucker would acquire Multifoods. Upon the successful completion of the merger, Multifoods shareholders will receive a combination of cash and Smucker common shares in exchange for their shares of Multifoods common stock. Pursuant to the merger, each share of Multifoods common stock will be converted into the right to receive the number of Smucker common shares that is equal to $20 in value based on the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger, and $5 in cash, without interest. The proportion of cash and Smucker common shares constituting the merger consideration may be adjusted, however, as described in this document. We expect that the maximum number of Smucker common shares to be exchanged for Multifoods common stock in the merger will be 10,015,813 Smucker common shares. Smucker shareholders will continue to own their Smucker common shares after the merger, and Smucker common shares will continue to be listed on the New York Stock Exchange under the symbol “SJM.” The closing per share price for Smucker common shares on April 2, 2004, the last trading day prior to the filing of this document, was $52.01. Upon completion of the merger, Multifoods common stock, which is currently listed on the New York Stock Exchange under the symbol “IMC,” will be delisted.

Assuming an average closing price of Smucker common shares of $51.65, which is the average closing price of Smucker common shares for the 20 consecutive trading days ending on April 2, 2004, which is the last trading day prior to the filing of this document, and assuming approximately 1,290,000 outstanding Multifoods options with an average exercise price of $19.12 were exercised on April 2, 2004, we expect that Multifoods shareholders will hold approximately 13.9% of the outstanding Smucker common shares following the merger. Pursuant to the terms of the merger agreement, Smucker will not issue to Multifoods shareholders in the merger more than 19.9% of the Smucker common shares outstanding immediately prior to the merger.

The boards of directors of Smucker and Multifoods believe that the merger will add an attractive array of North American icon brands — including Pillsbury baking mixes and ready-to-spread frostings, Hungry Jack, Martha White, Pet, Robin Hood and Bick’s — to Smucker’s leading North American icon brands, which include Smucker’s, Jif and Crisco, providing the combined company with greater earnings power and a strong platform for future growth.

We cannot complete the merger unless Smucker shareholders approve the proposal relating to the issuance of Smucker common shares in the merger and Multifoods shareholders adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement. Each company has scheduled special meetings for shareholders to vote on these important matters. The boards of directors of each of Smucker and Multifoods unanimously recommend that you vote FOR the proposals presented at your special meeting. When you are asked to vote on the proposals on the date of the special meetings, you will not know the exchange ratio or, except in the event the limitation described above becomes applicable, the exact number of Smucker common shares that will be issued to Multifoods shareholders in the merger.

Your vote is very important. Please vote by completing, signing and dating the enclosed proxy card(s) for your special meeting and mailing the proxy card(s) to us, whether or not you plan to attend your special meeting. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR each of the proposals presented at your special meeting. In addition, Smucker shareholders of record at the close of business on [                     ], 2004 may vote by proxy by calling the toll-free telephone number or by using the internet as described in the instructions included with Smucker shareholders’ proxy card(s). If you do not return your card, vote by telephone or the internet, if available, or if you do not specifically instruct your broker how to vote any shares held for you in “street name,” your shares will not be voted on the proposals relating to the merger or the issuance of Smucker common shares in the merger, as applicable, at your special meeting. The special meetings will be held as follows:

FOR SMUCKER SHAREHOLDERS: [ ], 2004 [ ] a.m., Central Daylight Time [ ]	FOR MULTIFOODS SHAREHOLDERS: [ ], 2004 [ ] a.m., Central Daylight Time [ ]

This document is a prospectus relating to the proposal relating to the issuance of Smucker common shares in the merger. It is also a joint proxy statement by Smucker and Multifoods for their use in soliciting proxies for the special meetings. This document answers questions about the proposed merger and the special meetings and includes a summary description of the merger. We urge you to review this entire document carefully. In particular, you should also consider the matters discussed under “ Risk Factors” beginning on page [    ].

We are very excited about the opportunities the proposed merger brings to the shareholders of Smucker and Multifoods, and we thank you for your consideration and continued support.

******** Timothy P. Smucker Chairman and Co-Chief Executive Officer The J. M. Smucker Company	******** Richard K. Smucker President, Co-Chief Executive Officer and Chief Financial Officer The J. M. Smucker Company	******** Gary E. Costley Chairman of the Board, President and Chief Executive Officer International Multifoods Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [                    ], 2004,

and is first being mailed to Smucker and Multifoods shareholders on or about [                    ], 2004.

REFERENCES TO ADDITIONAL INFORMATION

Except where we indicate otherwise, as used in this document, “Smucker” refers to The J. M. Smucker Company and its consolidated subsidiaries and “Multifoods” refers to International Multifoods Corporation and its consolidated subsidiaries. This document incorporates important business and financial information about Smucker and Multifoods from documents that each company has filed with the Securities and Exchange Commission but that have not been included in or delivered with this document. For a list of documents incorporated by reference into this document, see “Where You Can Find More Information” beginning on page [    ].

This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this document by accessing the Securities and Exchange Commission’s website maintained at “www.sec.gov.”

In addition, Smucker’s Securities and Exchange Commission filings are available to the public on Smucker’s website, www.smuckers.com, and Multifoods’ filings with the Securities and Exchange Commission are also available to the public on Multifoods’ website, www.multifoods.com. Information contained on Smucker’s website and Multifoods’ website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Smucker will provide you with copies of this information relating to Smucker, without charge, if you request them in writing or by telephone from:

The J. M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667-0280

Attention: Shareholder Relations (330) 682-3000

If you would like to request documents from Smucker, please do so by [                    ] [    ], 2004 in order to receive them before the Smucker special meeting.

Multifoods will provide you with copies of this information relating to Multifoods, without charge, if you request them in writing or by telephone from:

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305

Attention: Investor Relations (952) 594-3300

If you would like to request documents from Multifoods, please do so by [                    ] [    ], 2004 in order to receive them before the Multifoods special meeting.

Smucker has supplied all information contained in or incorporated by reference in this document relating to Smucker, and Multifoods has supplied all information contained in or incorporated by reference in this document relating to Multifoods. Smucker and Multifoods have both contributed to information contained in this document relating to the merger.

THE J. M. SMUCKER COMPANY

Strawberry Lane

Orrville, Ohio 44667-0280

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of The J. M. Smucker Company (“Smucker”), will be held at [            ] a.m., Central Daylight Time, on [            ], [            ], 2004. The Smucker special meeting will be held for the following purposes:

1.    To consider and vote upon a proposal relating to the issuance of Smucker common shares in a merger of International Multifoods Corporation (“Multifoods”) with and into MIX Acquisition Corporation, a wholly owned subsidiary of Smucker. In the merger, each outstanding share of Multifoods common stock will be converted into the right to receive:

•	the number of Smucker common shares that is equal to $20 in value based on the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger (the “average closing price”); and

•	$5 in cash, without interest.

The merger agreement provides that if, based on the “exchange ratio” ($20 divided by the average closing price), Smucker is required to issue more than 19.9% of the Smucker common shares that are outstanding immediately prior to the issuance of Smucker common shares in the merger, the exchange ratio will be adjusted so that the number of Smucker common shares issued in the merger will not exceed 19.9% of the Smucker common shares outstanding immediately prior to the issuance of such shares in the merger and the cash portion of the merger consideration will be increased so that the value of the merger consideration paid to Multifoods shareholders will be $25 per share based on the average closing price.

When you are asked to vote on this proposal on the date of the Smucker special meeting, you will not know the exchange ratio or, except in the event that the limitation described above becomes applicable, the exact number of Smucker common shares that will be issued to Multifoods shareholders in the merger.

2.    To consider and vote upon a proposal to approve adjournments or postponements of the Smucker special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Smucker special meeting to approve the above proposal.

3.    To consider and take action upon any other business that may properly come before the Smucker special meeting or any reconvened meeting following an adjournment or postponement of the Smucker special meeting.

Smucker’s board of directors has unanimously approved the merger agreement and determined that the terms of the merger agreement, including the issuance of Smucker common shares in the merger, are advisable, fair to and in the best interests of Smucker and its shareholders. Smucker’s board of directors unanimously recommends that Smucker shareholders vote FOR the proposal relating to the issuance of Smucker common shares in the merger.

All Smucker shareholders are cordially invited to attend the Smucker special meeting, although only those shareholders of record at the close of business on [                    ], [                    ], 2004, are entitled to notice of the Smucker special meeting and to vote at the Smucker special meeting and any adjournment or postponement of the Smucker special meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE SMUCKER SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S) IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR VOTE YOUR SMUCKER COMMON SHARES BY CALLING THE TOLL-FREE TELEPHONE NUMBER OR BY USING THE INTERNET AS DESCRIBED IN THE INSTRUCTIONS INCLUDED WITH YOUR PROXY CARD(S) AT YOUR EARLIEST CONVENIENCE.

*   *   *   *   *   *

M. ANN HARLAN

Vice President, General Counsel and Secretary

The J. M. Smucker Company

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card(s).

If you have questions, contact

Georgeson Shareholder Communications, Inc.

Call Toll-Free: (800) 368-9819

Orrville, Ohio, [            ], 2004

Your vote is important. Please complete, date, sign and return your proxy card(s) or vote your Smucker common shares by calling the toll-free telephone number or by using the internet as described in the instructions included with your proxy card(s) at your earliest convenience.

INTERNATIONAL MULTIFOODS CORPORATION

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of International Multifoods Corporation (“Multifoods”) will be held at [            ] a.m., Central Daylight Time, on [            ], [            ], 2004. The Multifoods special meeting will be held for the following purposes:

1.    To adopt and approve the Agreement and Plan of Merger, dated as of March 7, 2004 (the “merger agreement”), by and among Multifoods, The J. M. Smucker Company, and MIX Acquisition Corporation, a wholly owned subsidiary of The J. M. Smucker Company, and the merger pursuant to which Multifoods will merge with and into MIX Acquisition Corporation on and subject to the terms contained in the merger agreement and the transactions contemplated by the merger agreement. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

2.    To consider and vote upon a proposal to approve adjournments or postponements of the Multifoods special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Multifoods special meeting to approve the above proposal.

3.    To consider and take action upon any other business that may properly come before the Multifoods special meeting or any reconvened meeting following an adjournment or postponement of the Multifoods special meeting.

Multifoods’ board of directors has unanimously approved the merger agreement and determined that the terms of the merger agreement and the merger are advisable, fair to and in the best interests of Multifoods and its shareholders. Multifoods’ board of directors unanimously recommends that Multifoods shareholders vote FOR the proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement.

Only shareholders of record at the close of business on [            ], 2004 are entitled to notice of the Multifoods special meeting and to vote at the Multifoods special meeting and any adjournments or postponement of the Multifoods special meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MULTIFOODS SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S) IN THE ENCLOSED POSTAGE-PAID ENVELOPE AT YOUR EARLIEST CONVENIENCE.

Under Delaware law, dissenters’ appraisal rights will be available to Multifoods shareholders of record. To exercise your dissenters’ appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in the accompanying joint proxy statement/prospectus.

*****

FRANK W. BONVINO

Secretary

International Multifoods Corporation

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card(s).

If you have questions, contact

Georgeson Shareholder Communications, Inc.

Call Toll-Free: (800) 368-9819

Minnetonka, Minnesota, [                ], 2004

Your vote is important. Please complete, date, sign and return your proxy card(s) at your earliest convenience.

i

(continued)

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE MERGER

The following questions and answers briefly address some commonly asked questions about the special meetings and the merger. They may not include all the information that is important to you. We urge you to read carefully this entire document, including the annexes and the other documents to which we have referred you. We have included page references in the answers to the questions to direct you to a more detailed description elsewhere in this document of each topic addressed by the following questions and answers.

The Merger

Q:	When is the Multifoods special meeting?
A:	The Multifoods special meeting will be held on [ ], 2004 at the location and time indicated on the cover of this document. See page [ ].

Q:	When is the Smucker special meeting?

A:	The Smucker special meeting will be held on [ ], 2004 at the location and time indicated on the cover of this document. See page [ ].

Q:	On what are Multifoods shareholders being asked to vote?

A:	Multifoods shareholders are being asked to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement. See page [ ].

Q.	On what are Smucker shareholders being asked to vote?

A:	Smucker shareholders are being asked to approve the issuance of Smucker common shares in the merger. See page [ ].

Q:	Who is eligible to vote at the Multifoods special meeting?

A:	Multifoods shareholders are eligible to vote at the Multifoods special meeting if they were shareholders of record at the close of business on [ ], 2004. See page [ ].

Q:	Who is eligible to vote at the Smucker special meeting?

A:	Smucker shareholders are eligible to vote at the Smucker special meeting if they were shareholders of record at the close of business on [ ], 2004. See page [ ].

Q:	What is the position of Multifoods’ board of directors regarding the merger?

A:	Multifoods’ board of directors has unanimously approved the merger agreement and determined that the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Multifoods and its shareholders. Multifoods’ board of directors unanimously recommends that Multifoods shareholders vote FOR the proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement. See page [ ].

Q:	What is the position of Smucker’s board of directors regarding the merger?

A:	Smucker’s board of directors has unanimously approved the merger agreement and determined that the terms of the merger agreement, including the issuance of Smucker common shares in the merger, are advisable, fair to and in the best interests of Smucker and its shareholders. Smucker’s board of directors unanimously recommends that Smucker shareholders vote FOR the proposal relating to the issuance of Smucker common shares in the merger. See page [ ].

Q:	Why should I vote in favor of the proposals at my special meeting?

A:	The boards of directors of Smucker and Multifoods believe, among other reasons, that the merger of Smucker and Multifoods will add an attractive array of North American icon brands — including Pillsbury baking mixes and ready-to-spread frostings, Hungry Jack, Martha White, Pet, Robin Hood and Bick’s — to Smucker’s leading icon brands, which include Smucker’s, Jif and Crisco, providing the combined company with greater earnings power and a strong platform for future growth.

In addition, Multifoods’ board of directors is recommending the merger, among other reasons, because the consideration to be received by Multifoods shareholders, as of March 5, 2004, represented a 29.4% premium over the average closing price of Multifoods common stock during the 20 consecutive trading days ending on that date, and a 27.4% premium over the March 5, 2004 closing price of Multifoods common stock, the last trading day prior to the day the proposed merger was announced. See page [    ].

Q:	What vote is needed by Multifoods shareholders to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement?

A:	The merger requires the approval of a majority of the votes entitled to be cast by the holders of outstanding shares of Multifoods common stock. If a Multifoods shareholder does not vote, it will have the same effect as a vote against the merger. See page [ ].

Q:	What vote is needed by Smucker shareholders to approve the proposal relating to the issuance of Smucker common shares in the merger?

A:	The proposal to issue Smucker common shares in the merger requires the approval of a majority of the votes cast in person or by proxy at the Smucker special meeting at which at least a majority of the outstanding voting power of Smucker, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, entitled to vote is present in person or by proxy and votes on the proposal. See page [ ].

Q:	How many votes does each share of Multifoods common stock have?

A:	Each share of Multifoods common stock has one vote per share under Multifoods’ certificate of incorporation. See page [ ]. For a copy of Multifoods’ certificate of incorporation, see “Where You Can Find More Information” beginning on page [ ].

Q:	How many votes does each Smucker common share have on the proposal relating to the issuance of Smucker common shares in the merger?

A:

Under the time-phase voting structure contained in Smucker’s articles of incorporation, each Smucker common share will have ten votes on the proposal relating to the issuance of Smucker common shares in the merger, unless there has been a change in beneficial ownership of that Smucker common share since the effective time of the merger on June 1, 2002 of The Procter & Gamble Ohio Brands Company with and into Smucker. In the event that there has been a change in beneficial ownership of a Smucker common share

since that time, the holder of record on [            ], 2004 of that Smucker common share will have only one vote with respect to that Smucker common share. See page [    ]. For a copy of Smucker’s articles of incorporation, see “Where You Can Find More Information” beginning on page [    ].

Q:	How do Multifoods’ directors and executive officers intend to vote?

A:	Multifoods’ directors and executive officers have indicated that they intend to vote their Multifoods common stock FOR the proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement. At the close of business on [ ], 2004, the record date for the Multifoods special meeting, directors and executive officers of Multifoods and their affiliates were entitled to vote approximately [ ]% of the shares of Multifoods common stock outstanding on that date. See page [ ].

Q:	How do Smucker’s directors and executive officers intend to vote?

A:	Smucker’s directors and executive officers have indicated that they intend to vote their Smucker common shares FOR the proposal relating to the issuance of Smucker common shares in the merger. At the close of business on [ ], 2004, the record date for the Smucker special meeting, directors and executive officers of Smucker and their affiliates were entitled to vote approximately [ ]% of the Smucker common shares outstanding on that date. A substantial majority of those Smucker common shares will be entitled to ten votes with respect to the proposal relating to the issuance of Smucker common shares in the merger under Smucker’s time-phase voting structure. As of [ ], 2004, the record date for the Smucker special meeting, those shares had a minimum of [ ]% and a maximum of [ ]% of the voting power of the outstanding Smucker common shares, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, on the proposal relating to the issuance of Smucker common shares in the merger. We cannot, however, determine the actual voting power of those shares until the special meeting, when we will have received certifications as to the voting power of Smucker common shares that are held in “street name” by brokers, banks or other nominees.

Tim Smucker and Richard Smucker, each individually and as a trustee of certain trusts for the benefit of members of the Smucker family, have also entered into an agreement with Multifoods that requires them to vote their Smucker common shares for the proposal relating to the issuance of Smucker common shares in the merger and have granted to Multifoods a proxy to vote their Smucker common shares in favor of the proposal relating to the issuance of Smucker common shares in the merger. As of [            ], 2004, the record date for the Smucker special meeting, Tim Smucker and Richard Smucker were entitled to vote, individually or as trustee of the trusts described above, approximately [            ] Smucker common shares in the aggregate, or approximately [            ]% of the outstanding Smucker common shares, all of which will be entitled to ten votes with respect to the proposal relating to the issuance of Smucker common shares in the merger under Smucker’s time-phase voting structure. As of [            ], 2004, the record date for the Smucker special meeting, those shares had a minimum of [            ]% and a maximum of [            ]% of the voting power of the outstanding Smucker common shares, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, on the proposal relating to the issuance of Smucker common shares in the merger. We cannot, however, determine the actual voting power of those shares until the special meeting, when we will have received certifications as to the voting power of Smucker common shares that are held in “street name” by brokers, banks or other nominees. See page [    ].

Q:	What will happen in the proposed merger?

A:

The proposed merger will combine the businesses of Smucker and Multifoods. As a result of the merger of Multifoods with and into a wholly owned subsidiary of Smucker, Multifoods will cease to exist and Smucker will continue as a public company that holds and conducts the combined business of Smucker and Multifoods. Assuming an average closing price of Smucker common shares of $51.65, which is the average closing price of Smucker common shares for the 20 consecutive trading days ending on April 2, 2004, which is the last trading day prior to the filing of this document, and assuming approximately 1,290,000 outstanding Multifoods options with an average exercise price of $19.12 were exercised on April 2, 2004, we expect that former Multifoods shareholders will hold approximately 13.9% of the outstanding Smucker common shares following the merger. Pursuant to the terms of the merger agreement, Smucker will not issue to Multifoods shareholders in the merger more than 19.9% of the Smucker common shares that will be outstanding immediately prior to the merger. See page [    ].

Q:	What will Multifoods shareholders receive in the merger?

A:	In the merger, Multifoods shareholders will receive for each share of Multifoods common stock:

•	the number of Smucker common shares that is equal to $20 in value based on the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger (the “average closing price”); and

•	$5 in cash, without interest.

The merger agreement provides that if, based on the “exchange ratio” ($20 divided by the average closing price), Smucker is required to issue more than 19.9% of the Smucker common shares that are outstanding immediately prior to the issuance of Smucker common shares in the merger, the exchange ratio will be adjusted so that the number of Smucker common shares issued in the merger will not exceed 19.9% of the Smucker common shares outstanding immediately prior to the issuance of such shares in the merger and the cash portion of the merger consideration will be increased so that the value of the merger consideration paid to Multifoods shareholders will be $25 per share based on the average closing price.

All of the Smucker common shares issued to holders of Multifoods common stock in the merger will initially have ten votes on certain specified matters under Smucker’s time-phase voting structure. Upon a change of beneficial ownership of any Smucker common share following the merger, the new holder will be entitled to only one vote on those specified matters until that holder has held that share for four years without a further change in beneficial ownership. With respect to all other matters, including the election of directors, all Smucker common shares issued upon the conversion of shares of Multifoods common stock in the merger, like all other Smucker common shares, will be entitled to one vote per share.

When you are asked to vote on the proposals on the date of the special meetings, you will not know the exchange ratio or, except in the event that the limitation described above becomes applicable, the exact number of Smucker common shares that will be issued to Multifoods shareholders in the merger.

If April 5, 2004 had been the closing date of the merger, the average closing price of Smucker common shares for the 20 consecutive trading days ending on April 2, 2004 would have been $51.65 and a Multifoods shareholder would have received in the merger (i) .3872 Smucker common shares for each share of Multifoods common stock, and (ii) $5 in cash, without interest. For a period of approximately one month prior to the special meetings, we will make available a toll-free number that will indicate for each business day what the 20-trading-day average would have been if that particular day had been the closing date of the merger. Information regarding how to access the toll-free number, when it becomes available, will be posted on each of Smucker’s and Multifoods’ websites. See “Where You Can Find More Information” beginning on page [    ].

Q:	Do Multifoods shareholders have dissenters’ appraisal rights?

A:	Yes. Multifoods shareholders who do not vote in favor of the merger agreement and otherwise comply with the requirements of Delaware law will be entitled to dissenters’ appraisal rights to receive the statutorily determined “fair value” of their shares of Multifoods common stock. See page [ ].

Q:	Do Smucker shareholders have dissenters’ appraisal rights?

A:	No. Smucker shareholders do not have dissenters’ appraisal rights relating to the merger under Ohio law. See page [ ].

Q:	Will the rights of Multifoods shareholders change as a result of the merger?

A:	Yes. Multifoods shareholders will become Smucker shareholders and their rights as Smucker shareholders will be governed by Ohio law and Smucker’s articles of incorporation and regulations. A description of those rights begins on page [ ]. For a copy of Smucker’s articles of incorporation or regulations, see “Where You Can Find More Information” beginning on page [ ].

Q:	Will the rights of Smucker shareholders change as a result of the merger?

A:	No. Smucker shareholders’ rights will continue to be governed by Smucker’s articles of incorporation and regulations, which are not being amended in connection with the merger, and Ohio law. A description of Smucker’s capital stock begins on page [ ]. For a copy of Smucker’s articles of incorporation or regulations, see “Where You Can Find More Information” beginning on page [ ].

Q:	Are Smucker common shares listed on the New York Stock Exchange?

A:	Yes. Smucker common shares trade on the New York Stock Exchange under the symbol “SJM.” See page [ ].

Q:	What will happen to Smucker common shares in the merger?

A:	Each outstanding Smucker common share will remain outstanding as a Smucker common share. See page [ ].

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. Among other things, the combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the sections entitled “Risk Factors” beginning on page [ ] and “Special Note Regarding Forward-Looking Statements” beginning on page [ ]. Those risks include risks relating to the uncertainty that Smucker will be able to integrate Multifoods’ businesses successfully, uncertainties as to whether the combined company will achieve synergies expected to result from the merger and uncertainties relating to the performance of the combined company following the merger. See page [ ].

Q:	When do you expect to complete the merger?

A:	If the proposals are approved at the special meetings, we expect to complete the merger as soon as practicable after the satisfaction of the conditions to the merger. We currently anticipate that the merger will be completed in June 2004. See page [ ].

Q:	What are the material U.S. federal income tax consequences of the merger to Multifoods shareholders?

A:	Generally, each Multifoods shareholder will recognize gain (but not loss) equal to the lesser of:

•	the amount of cash received in the merger; and

•	the amount, if any, by which the sum of the fair market value as of the effective time of the merger of the Smucker common shares received and the amount of cash received exceeds such shareholder’s adjusted tax basis in his, her or its shares of Multifoods common stock.

We encourage Multifoods shareholders to consult their own tax advisors regarding the tax consequences of the merger to them based on their particular circumstances. See “Material U.S. Federal Income Tax Consequences” beginning on page [    ].

Procedures

Q:	What should I do now?

A:	You should read this document carefully and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope as soon as possible so that your shares will be represented and voted at your special meeting. You may vote your shares by signing, dating and mailing the enclosed proxy card(s). In addition, Smucker shareholders of record at the close of business on [ ], 2004 may vote by proxy by calling the toll-free telephone number or by using the internet as described in the instructions included with Smucker shareholders’ proxy card(s). A number of banks and brokerage firms participate in a program that also permits shareholders whose shares are held in “street name” to direct their vote by the internet or telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this document. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. See page [ ].

Q:	If I am not going to attend my special meeting, should I return my proxy card(s)?

A:	Yes. Returning your signed and dated proxy card(s) ensures that your shares will be represented and voted at your special meeting, even if you are unable to or do not attend. Instead of returning their proxy card(s), Smucker shareholders may vote by proxy by calling the toll-free telephone number or by using the internet as described in the instructions included with Smucker shareholders’ proxy card(s). See page [ ].

Q:	How will my proxy be voted?

A:	If you complete, sign and date your proxy card(s), or, if available, vote by telephone or the internet, your proxy will be voted in accordance with your instructions. If you sign and date your proxy card(s) but do not indicate how you want to vote, your shares will be voted FOR the proposals at your special meeting. If a Multifoods shareholder’s shares of Multifoods common stock are voted for the merger proposal at the Multifoods special meeting, that Multifoods shareholder will lose the dissenters’ appraisal rights to which that Multifoods shareholder would otherwise be entitled. See page [ ].

Q:	Can I change my vote after I mail my proxy card(s) or, if available, vote by telephone or the internet?

A:	Yes. If you are a record holder of Smucker common shares at the close of business on [ ], 2004 or Multifoods common stock at the close of business on [ ], you can change your vote by:

•	sending a written notice to the corporate secretary of Smucker or Multifoods, respectively, that is received prior to the special meeting and states that you revoke your proxy;

•	signing and dating a new proxy card(s) and submitting your proxy so that it is received prior to the special meeting or, if available, voting by telephone or the internet prior to the special meeting; or

•	attending your special meeting and voting in person.

If your shares are held in street name by your broker, you will need to contact your broker to revoke your proxy. See page [    ].

Q:	What if my shares are held in “street name” by my broker?

A:	Your broker will vote your shares with respect to the proposals at your special meeting only if you provide written instructions to your broker on how to vote. You should instruct your broker using the instruction form and envelope provided by your broker. If you do not provide your broker with instructions, under the rules of the New York Stock Exchange, your broker will not be authorized to vote with respect to the proposals relating to the merger or the issuance of Smucker common shares at your special meeting. If you hold your shares in your broker’s name and wish to vote in person at the special meeting, you must contact your broker and request a document called a “legal proxy.” You must bring this legal proxy to your special meeting in order to vote in person. See page [ ].

Q:	What if Multifoods shareholders abstain from voting or do not instruct their brokers to vote their shares?

A:	If a Multifoods shareholder does not vote or does not instruct a broker how to vote shares of Multifoods common stock held in street name, it will have the same effect as a vote against the proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement. Abstentions and broker non-votes relating to shares of Multifoods common stock will also have the effect of votes against the adoption and approval of the merger agreement and the merger and the transactions contemplated by the merger agreement. See page [ ].

Q:	What if Smucker shareholders abstain from voting or do not instruct their brokers to vote their shares?

A:	Abstentions relating to Smucker common shares will have the same effect as a vote against the proposal relating to the issuance of Smucker common shares in the merger, but broker non-votes relating to Smucker common shares will have no effect so long as a majority of the outstanding Smucker common shares have voted on the proposal. See page [ ].

Q:	Where can I find the voting results of the special meetings?

A:	The preliminary voting results of each special meeting will be announced at that special meeting. If the merger is completed, Smucker will publish a press release regarding the final voting results of the special meetings and post a copy of the press release on its website. See “Where You Can Find More Information” beginning on page [ ].

General

Q:	Should Multifoods shareholders send in their Multifoods stock certificates now?

A:	No. If the merger is completed, Multifoods shareholders will be sent written instructions for sending in their stock certificates. See page [ ].

Q:	What does it mean if I receive multiple proxy cards?

A:	Your shares may be registered in more than one account, such as brokerage accounts and 401(k) accounts. It is important that you complete, sign, date and return each proxy card you receive, or, if available, vote using the telephone or the internet as described in the instructions included with your proxy card(s). See page [ ].

Q:	Who can answer my questions?

A:	If you have any questions about the merger or the special meetings, need assistance in voting your shares, or need additional copies of this document or the enclosed proxy card(s) or voting instructions, you should contact:

If you are a Smucker shareholder:

17 State Street

10th Floor

New York, NY 10004

Telephone: (800) 368-9819

or

The J. M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667-0280

Attention: Shareholder Relations

Telephone: (330) 682-3000

If you are a Multifoods shareholder:

17 State Street

10th Floor

New York, NY 10004

Telephone: (800) 368-9819

or

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305

Attention: Investor Relations

Telephone: (952) 594-3300

Q:	Where can I find more information about Smucker and Multifoods?

A:	You can find more information about Smucker and Multifoods from various sources described under “Where You Can Find More Information” beginning on page [ ].

SUMMARY

This summary of the material information contained in this document may not include all the information that is important to you. To understand fully the proposed merger, and for a more detailed description of the terms and conditions of the merger, you should read this entire document and the documents to which we have referred you. See “Where You Can Find More Information” beginning on page [    ]. We have included page references parenthetically in this summary to direct you to a more detailed description elsewhere in this document of each topic presented in this summary.

Information about Smucker (beginning on page [    ])

Smucker, an Ohio corporation, manufactures and markets food products on a worldwide basis. Smucker’s principal products are fruit spreads, peanut butter, shortening and oils, dessert toppings, fruit and vegetable juices, juice beverages, industrial fruit products such as bakery and yogurt fillings, syrups, condiments and frozen foods. Smucker is headquartered in Orrville, Ohio and currently employs approximately 2,950 people.

The J. M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667-0280

Attention: Shareholder Relations

(330) 682-3000

Information about Multifoods (beginning on page [    ])

Multifoods, a Delaware corporation, manufactures and markets, among other food products, flour and scratch ingredients, dessert and baking mixes, ready-to-spread frostings, potato mixes, dry breakfast mixes, syrups and frozen batters, doughs and desserts in the United States, and flour, baking mixes, pickles, relish condiments, hot cereals and frozen desserts in Canada. Multifoods is headquartered in Minnetonka, Minnesota and currently employs approximately 2,160 people.

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305

Attention: Investor Relations

(952) 594-3300

The Merger (beginning on page [    ])

General

On March 7, 2004, the boards of directors of each of Smucker and Multifoods approved the merger of Multifoods with and into MIX Acquisition Corporation, a newly formed Delaware corporation and a direct, wholly owned subsidiary of Smucker, on the terms and subject to the conditions of the merger agreement. We refer to MIX Acquisition Corporation throughout this document as Acquisition Sub. Acquisition Sub will be the surviving company of the merger and will remain a wholly owned subsidiary of Smucker. The separate corporate existence of Multifoods will cease at the effective time of the merger. Smucker will, however, operate Acquisition Sub under the Multifoods name and will retain Multifoods’ current brand names. Smucker will continue to use the name “The J. M. Smucker Company” following the merger.

We encourage you to read the merger agreement, which governs the merger and is attached as Annex A to this document, because it sets forth the terms of the merger of Multifoods with and into Acquisition Sub.

Merger Consideration

Holders of Multifoods common stock (other than Multifoods, Smucker and dissenting Multifoods shareholders) will be entitled to receive for each share of Multifoods common stock:

•	the number of Smucker common shares that is equal to $20 in value based on the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger; and

•	$5 in cash, without interest.

The number of Smucker common shares and the amount of cash Multifoods shareholders will receive in the merger will be determined by an exchange ratio that will be calculated on the day immediately before the day the merger becomes effective. The exchange ratio is calculated by dividing $20 by the average closing price of Smucker common shares. For purposes of determining the exchange ratio, the average closing price of Smucker common shares is the average per share closing price of Smucker common shares for the 20 consecutive trading days in the period ending with the trading day immediately preceding the effective date of the merger, which we refer to as the “average closing price” throughout this document. The number of Smucker common shares to be received in exchange for each share of Multifoods common stock is referred to throughout this document as the “exchange ratio.”

When you are asked to vote on the proposals on the date of the special meetings, you will not know the exchange ratio or, except in the event the limitation described below becomes applicable, the exact number of Smucker common shares that will be issued to Multifoods shareholders in the merger.

The merger agreement provides that if, based on the “exchange ratio” ($20 divided by the average closing price), Smucker is otherwise required to issue more than 19.9% of the Smucker common shares that are outstanding immediately prior to the issuance of Smucker common shares in the merger, the exchange ratio will be adjusted so that the number of Smucker common shares issued in the merger will not exceed 19.9% of the Smucker common shares outstanding immediately prior to the issuance of such shares in the merger and the cash portion of the merger consideration will be increased so that the value of the merger consideration paid to Multifoods shareholders will be $25 per share based on the average closing price. See “The Merger Agreement — Merger Consideration.”

No fractional Smucker common shares will be issued in the merger. All fractional Smucker common shares that a Multifoods shareholder is entitled to receive will be aggregated. Any fractional Smucker common shares resulting from this aggregation will be paid in cash, without interest, in an amount equal to the fractional share interest multiplied by the Smucker average closing price described above.

Recommendation of Smucker’s Board of Directors to Smucker Shareholders (beginning on page [    ])

Smucker’s board of directors has unanimously approved the merger agreement and determined that the terms of the merger agreement, including the issuance of Smucker common shares in the merger, are advisable, fair to and in the best interests of Smucker and its shareholders. Smucker’s board of directors unanimously recommends that Smucker shareholders vote FOR the proposal relating to the issuance of Smucker common shares in the merger.

Recommendation of Multifoods’ Board of Directors to Multifoods Shareholders (beginning on page [    ])

Multifoods’ board of directors has unanimously approved the merger agreement and determined that the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of the Multifoods shareholders. Multifoods’ board of directors unanimously recommends that Multifoods shareholders vote FOR the proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement.

Opinion of Smucker’s Financial Advisor (beginning on page [    ])

In deciding to approve the merger, Smucker’s board of directors considered an opinion from its financial advisor, William Blair & Company, L.L.C., as to the fairness, from a financial point of view, to Smucker of the consideration to be paid by Smucker to the holders of Multifoods common stock in the merger pursuant to the merger agreement. The opinion is attached as Annex C to this document. We encourage you to read the opinion in its entirety.

Pursuant to a letter agreement dated February 10, 2004, William Blair was paid a fee of $500,000 for its role as financial advisor in connection with the merger. In addition, under the terms of the letter agreement, William Blair will receive an additional fee of $1,500,000 contingent upon the closing of the merger. Smucker has also agreed to reimburse William Blair for all of its out-of-pocket expenses reasonably incurred by it in connection with its services to Smucker under the letter agreement and will indemnify William Blair against potential liabilities arising out of its engagement.

Opinion of Multifoods’ Financial Advisor (beginning on page [    ])

In deciding to approve the merger agreement, Multifoods’ board of directors considered an opinion from its financial advisor, Greenhill & Co., LLC, as to the fairness, from a financial point of view, to holders of Multifoods common stock of the consideration to be paid by Smucker to the holders of Multifoods common stock in the merger pursuant to the merger agreement. The opinion is attached as Annex D to this document. We encourage you to read the opinion in its entirety.

Pursuant to a letter agreement dated February 10, 2004, Greenhill will receive from Multifoods a fee of approximately $6.72 million (assuming an enterprise value of Multifoods of $840 million). In addition, Multifoods has agreed to reimburse Greenhill for its out-of-pocket expenses (including fees and expenses of its counsel), not to exceed $50,000 without the advance consent of Multifoods, reasonably incurred by it in connection with its services to Multifoods under the letter agreement and will indemnify Greenhill against potential liabilities arising from its engagement.

Share Ownership of Directors and Executive Officers of Smucker and Multifoods (pages [    ] and [    ])

At the close of business on [                ], 2004, the record date for the Smucker special meeting, directors and executive officers of Smucker and their affiliates were entitled to vote approximately [    ]% of the Smucker common shares outstanding on that date. A substantial majority of those Smucker common shares will be entitled to ten votes with respect to the proposal relating to the issuance of Smucker common shares in the merger under Smucker’s time-phase voting structure. As of [                ], 2004, those shares had a minimum of [    ]% and a maximum of [    ]% of the voting power of the outstanding Smucker common shares, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, on the proposal relating to the issuance of Smucker common shares in the merger. We cannot, however, determine the actual voting power of those shares until the special meeting, when we will have received certifications as to the voting power of Smucker common shares that are held in “street name” by brokers, banks or other nominees.

At the close of business on [                ], 2004, the record date for the Multifoods special meeting, directors and executive officers of Multifoods and their affiliates were entitled to vote approximately [    ]% of the shares of Multifoods common stock outstanding on that date.

Interests of Smucker’s Directors and Executive Officers in the Merger (page [    ])

As of March 31, 2004, Richard Smucker owned 3,884 shares of Multifoods common stock. Richard Smucker intends to retain his shares of Multifoods common stock through the effective date of the merger.

Interests of Multifoods’ Directors and Executive Officers in the Merger (beginning on page [    ])

When considering the recommendation of Multifoods’ board of directors with respect to the merger, Multifoods shareholders should be aware that Multifoods’ directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Multifoods shareholders and the interests of Multifoods shareholders generally. These interests include, among other things, the following:

•	under the terms of the employment agreement entered into between Gary Costley and Multifoods, if his employment with Multifoods or its successor is terminated for any reason following the merger or if he elects to resign his employment with Multifoods or its successor for any reason, in each case within 180 days after the effective date of the merger, he will be entitled to severance benefits, including so-called “golden parachute” excise tax gross-up payments;

•	under the terms of the change-in-control severance agreements entered into between the executive officers of Multifoods and Multifoods, if Multifoods or its successor terminates the executive officer’s employment (other than for cause or disability) or if the executive officer terminates his or her own employment for good reason, in each case within the two-year period beginning with the effective date of the merger, the executive officer will be entitled to severance benefits, including, in some cases, so-called “golden parachute” excise tax gross-up payments;

•	under the terms of the memorandum of understanding between Frank Bonvino and Multifoods, if his employment with Multifoods is terminated, he will be entitled to severance benefits in addition to the severance benefits payable to him pursuant to his change-in-control severance agreement;

•	under the terms of the Multifoods Management Incentive Plan, as a result of the merger, executive officers of Multifoods will be entitled to at least 100% of their target awards for the award year, which corresponds to Multifoods’ fiscal year, in which the merger occurs;

•	under the terms of Multifoods equity compensation plans (or the individual agreements entered into pursuant to such plans), stock options, restricted stock and restricted stock units of executive officers and stock options and restricted stock of non-employee directors will be accelerated and vest fully, to the extent they are not already vested, on the effective date of the merger or, in some cases, upon approval of the merger by the Multifoods shareholders;

•	under the terms of the Multifoods nonqualified deferred compensation and supplemental retirement plans, the benefits of certain executive officers will become vested (to the extent they are not already vested on the closing date of the merger) and payable as a result of the merger; and

•	Multifoods’ directors and officers are entitled to indemnification against certain liabilities arising from acts or omissions occurring at or prior to the effective time of the merger (including acts or omissions relating to the merger).

Each of Smucker’s and Multifoods’ board of directors was aware of these arrangements during its respective deliberations on the merits of the merger and in deciding to recommend that you vote for the approval of the proposals presented at your special meeting. Smucker anticipates that the implementation of its integration plans will trigger a substantial majority of these change-in-control payments that become due upon termination of an individual’s employment.

Conditions Precedent (beginning on page [    ])

Completion of the merger depends on a number of conditions being satisfied or waived. In addition to customary conditions relating to material compliance by each party with its covenants in the merger agreement, these conditions include the following:

•	adoption and approval of the merger agreement and the merger and the transactions contemplated by the merger agreement by a majority of the votes entitled to be cast by the holders of outstanding shares of Multifoods common stock;

•	approval of the proposal relating to the issuance of Smucker common shares in the merger pursuant to and in accordance with the merger agreement by a majority of the votes cast at the Smucker special meeting at which at least a majority of the outstanding voting power, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, entitled to vote is present in person or by proxy and votes on such proposal;

•	receipt of consents and approvals of governmental entities, including expiration or early termination of the waiting periods under domestic and foreign antitrust laws;

•	absence of any judgment, order, decree, statute, law, ordinance, rule or regulation preventing the consummation of the merger, so long as the parties have used their reasonable best efforts to prevent or remove any such restraint;

•	receipt of opinions by Smucker and Multifoods from their respective tax counsel that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	approval for listing of the Smucker common shares to be issued in the merger on the New York Stock Exchange upon official notice of issuance;

•	continued effectiveness of the registration statement of which this document is a part and the absence of a stop order by the Securities and Exchange Commission suspending the effectiveness of the registration statement;

•	absence of a material adverse change (as defined in the merger agreement) relating to either Smucker or Multifoods; and

•	accuracy of each party’s representations and warranties in the merger agreement, except as would not have a material adverse effect (as defined in the merger agreement) on the party making the representations.

Termination of the Merger Agreement (beginning on page [    ])

Before the effective time of the merger, the merger agreement may be terminated:

•	by the mutual written consent of Smucker and Multifoods;

•	by either Smucker or Multifoods if:

—	the parties fail to consummate the merger on or before December 31, 2004 or such later date, if any, as Smucker and Multifoods may agree, which we refer to as the “termination date,” unless the failure is the result of a material breach of the merger agreement by the party seeking the termination;

—	the Multifoods special meeting has concluded and the adoption and approval of the merger agreement and the merger and the transactions contemplated by the merger agreement by Multifoods shareholders is not obtained;

—	the Smucker special meeting has concluded and the approval by the Smucker shareholders of the proposal relating to the issuance of Smucker common shares in the merger is not obtained; or

—	any judgment, order, decree, statute, law, ordinance, rule or regulation preventing the consummation of the merger has become final and nonappealable, provided that the right to terminate the merger agreement is not available to a party whose material breach of the merger agreement results in or causes this restraint or the failure of such restraint to be removed;

•	by Smucker if:

—

any of the conditions to the merger set forth above that relate to Smucker’s obligation to complete the merger, including the conditions relating to the accuracy of Multifoods’ representations and warranties and Multifoods’ performance of obligations under the merger agreement, are or have become incapable of being fulfilled at any time on or before the termination date and have not been waived by Smucker;

—	Multifoods’ board of directors or any committee of Multifoods’ board of directors has:

•	withdrawn or modified in any manner adverse to Smucker its approval of the merger agreement or its recommendation to Multifoods shareholders regarding the merger;

•	approved or recommended any company takeover proposal (as defined in the merger agreement);

•	proposed or announced any intention to enter into or entered into any acquisition agreement with respect to a company takeover proposal, except to the extent Multifoods is required by the merger agreement to provide notice to Smucker in connection with Multifoods’ termination rights; or

•	materially breached its non-solicitation obligations or obligations with respect to the Multifoods special meeting;

•	by Multifoods if:

—	any of the conditions to the merger set forth above that relate to Multifoods’ obligation to complete the merger, including the conditions relating to the accuracy of Smucker’s representations and warranties and Smucker’s performance of obligations under the merger agreement, are or have become incapable of being fulfilled at any time on or before the termination date and have not been waived by Multifoods; or

—	at any time before obtaining the required approval of its shareholders for the adoption and approval of the merger agreement and the merger and the transactions contemplated by the merger agreement, it has notified Smucker of its receipt of a company takeover proposal that is determined to be a superior proposal, including additional notices informing Smucker of any amendment to the financial terms or other material term of the superior proposal, the company takeover proposal remains a superior proposal after taking into account any adjustments made by Smucker to the terms of the merger during the three-business-day period following this notice (or any required additional notice as described above) to Smucker and it has paid a $17 million termination fee to Smucker.

Termination Fees and Expenses (beginning on page [    ])

Multifoods must pay Smucker a $17 million termination fee if prior to the Multifoods special meeting a company takeover proposal has been made to Multifoods and has become known publicly or has been made directly to Multifoods shareholders generally or any person has publicly announced an intention (whether or not conditional) to make a company takeover proposal for Multifoods and:

•	the merger agreement is terminated by Smucker or Multifoods because the merger has not been consummated by the termination date and within 12 months after termination Multifoods consummates any company takeover proposal or enters into a definitive agreement with respect to any company takeover proposal that is subsequently consummated within or after this 12-month period;

•	the merger agreement is terminated by Smucker or Multifoods because the Multifoods special meeting has concluded and the required Multifoods shareholder approval is not obtained and within 12 months of the termination Multifoods consummates any company takeover proposal or enters into a definitive agreement with respect to any company takeover proposal that is subsequently consummated within or after this 12-month period; or

•

the merger agreement is terminated by Smucker because the conditions to the closing of the merger relating to the accuracy of Multifoods’ representations and warranties or the performance of its obligations under the merger agreement have not been satisfied or waived and within 12 months of the termination Multifoods consummates any company takeover proposal or enters into a definitive agreement with respect to any company takeover proposal that is subsequently consummated within or after this 12-month period.

In addition, Multifoods must pay Smucker a $17 million termination fee if Smucker terminates the merger agreement because Multifoods’ board of directors or any committee of Multifoods’ board of directors has:

•	withdrawn or modified in a manner adverse to Smucker its approval of the merger agreement or its recommendation to Multifoods shareholders regarding the merger;

•	approved or recommended, or proposed to or announced any intention to approve or recommend, any company takeover proposal for the acquisition of Multifoods;

•	proposed or announced any intention to enter into or entered into any acquisition agreement with respect to a company takeover proposal except to the extent Multifoods is required by the merger agreement to provide notice to Smucker in connection with Multifoods’ termination rights; or

•	materially breached its non-solicitation obligations or obligations with respect to the Multifoods special meeting.

Also, Multifoods must pay Smucker a $17 million termination fee if Multifoods exercises its rights described above to terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal.

In general, each of Smucker, Acquisition Sub and Multifoods will bear its own expenses in connection with the merger agreement and the related transactions except that Smucker and Multifoods will share equally the costs and expenses in connection with filing the registration statement and printing and mailing this document.

No Solicitation by Multifoods (beginning on page [    ])

The merger agreement restricts the ability of Multifoods to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in Multifoods. However, if Multifoods receives an acquisition proposal from a third party that Multifoods’ board of directors determines in good faith (after consultation with its outside counsel and its financial advisor) constitutes a superior proposal or would reasonably be expected to lead to a superior proposal and Multifoods complies with specified procedures contained in the merger agreement, Multifoods may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions.

The Shareholders Agreement (beginning on page [    ])

In connection with the merger, Tim Smucker and Richard Smucker, each individually and as a trustee for specified family trusts, entered into an agreement with Multifoods that requires him to vote for the proposal relating to the issuance of Smucker common shares in the merger and grants to Multifoods a proxy to vote their shares:

•	in favor of the proposal relating to the issuance of Smucker common shares in the merger;

•	against the approval of any action, agreement or proposal that would result in Smucker or Acquisition Sub breaching the merger agreement or that would delay the completion of the merger or that would prevent fulfillment of a condition to any party’s obligation to complete the merger; and

•	against any action, agreement or proposal made in opposition to or in competition with the issuance of Smucker common shares pursuant to the merger and the completion of the merger.

As of [                ], 2004, the record date for the Smucker special meeting, Tim Smucker and Richard Smucker were entitled to vote in the aggregate approximately [            ] Smucker common shares, or approximately [    ]% of the outstanding Smucker common shares. As of the record date for the Smucker special meeting, those shares had a minimum of [    ]% and a maximum of [    ]% of the voting power of the outstanding Smucker common shares, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, on the proposal relating to the issuance of Smucker common shares in the merger, based on Smucker’s current best estimate of the voting power of those shares under Smucker’s time-phase voting structure.

Accounting Treatment (page [    ])

The merger will be accounted for as a business combination using the “purchase” method of accounting. Smucker will be the acquirer for financial accounting purposes.

Comparison of Rights of Shareholders (beginning on page [    ])

As a result of the merger, holders of Multifoods common stock will become holders of Smucker common shares. Unlike Multifoods, which is a Delaware corporation, Smucker is an Ohio corporation and is governed by the Ohio Revised Code. The rights of Multifoods shareholders are currently governed by its certificate of incorporation and bylaws, and the rights of Smucker shareholders are governed by its articles of incorporation and regulations.

For a summary of the material differences between the rights of Multifoods shareholders and Smucker shareholders, see “Comparison of Rights of Shareholders” beginning on page [    ].

Regulatory Matters (beginning on page [    ])

The merger is subject to antitrust laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to throughout this document as the HSR Act, the parties cannot complete the merger until they have notified and furnished information to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the specified waiting period expires or is terminated. Smucker and Multifoods filed the information required under the HSR Act on March 17, 2004.

The merger requires notice to the Commissioner of Competition under the pre-merger notification requirements of the Canadian Competition Act. A transaction subject to pre-merger notification may not be completed until a pre-merger filing has been submitted to the Commissioner of Competition and the relevant waiting period has expired or been waived by the Commissioner of Competition. Upon application by the parties, the Commissioner of Competition may issue an advance ruling certificate where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Canadian Competition Act. If the Commissioner of Competition issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. On March 17, 2004, Smucker and Multifoods filed an application for an advance ruling certificate with the Canadian Competition Bureau in respect of the merger, following which an advance ruling certificate was issued by the Canadian Competition Bureau on March 29, 2004.

Each state and other foreign country in which Smucker or Multifoods has operations also may review the merger under state or foreign antitrust laws.

Comparative Market Value Information (page [    ])

Smucker common shares are traded on the New York Stock Exchange under the ticker symbol “SJM.” Shares of Multifoods common stock are traded on the New York Stock Exchange under the ticker symbol

“IMC.” On March 5, 2004, the last full trading day prior to public announcement of the merger, Smucker common shares closed at $51.93 per share and shares of Multifoods common stock closed at $19.63 per share. On April 2, 2004, the last full trading day prior to the filing of this document with the Securities and Exchange Commission, the closing prices of the Smucker common shares and the shares of Multifoods common stock were $52.01 and $24.73, respectively. The exchange ratio for the merger will not be known until the last trading day prior to the closing date of the merger because it is based on the average closing price of Smucker common shares during the 20 consecutive trading days ending on the trading day immediately preceding the effective date of the merger. We urge you to obtain current market quotations prior to making any decision with respect to the merger.

For a period of approximately one month prior to the special meetings, we will make available a toll-free number that will indicate for each business day what the 20-trading-day average would have been if that particular day had been the closing date of the merger. Information regarding how to access the toll-free number, when it becomes available, will be posted on each of Smucker’s and Multifoods’ websites.

Recent Developments

Legal Proceedings

On March 19, 2004, Multifoods was notified that Multifoods, its directors and a former officer have been named as defendants in a lawsuit, filed in response to the public announcement of the agreement to enter into a business combination with Smucker. The complaint, brought by International Union of Operating Engineers, Local 132 Pension Plan, was filed in Hennepin County, Minnesota District Court. The plaintiff alleges, among other things, that the individual named defendants breached their fiduciary duties in connection with Multifoods’ decision to enter into the merger agreement. The plaintiff seeks declaratory and equitable relief, including an order enjoining consummation of the merger.

Multifoods believes that the allegations are without merit and intends to vigorously defend itself against the lawsuit.

Earnings Release

On March 31, 2004, Multifoods announced its fourth-quarter fiscal 2004 net earnings of $2.7 million, or $0.14 per diluted share.

FINANCIAL SUMMARY

Smucker’s Market Price Data and Dividends

Smucker’s common shares are traded on the New York Stock Exchange under the symbol “SJM.” The following table sets forth the high and low sales prices of Smucker’s common shares as reported by the New York Stock Exchange Composite Tape for the periods referenced below and also lists the dividends declared per Smucker common share for the periods indicated. All amounts presented below for periods prior to the second quarter of fiscal 2002 have been restated to reflect the effect of a merger share exchange resulting from the Jif and Crisco transaction, which was completed on June 1, 2002.

Year Ending, April 30,	Class A Common Shares(1)		Dividends	Class B Common Shares(1)		Dividends	Common Shares(1)		Dividends
	High	Low		High	Low		High	Low
2000
First Quarter	$27.25	$21.23	$0.16	$23.81	$18.13	$0.16	—	—	—
Second Quarter	25.60	20.63	0.16	22.55	17.19	0.16	—	—	—
Third Quarter	22.62	17.99	0.16	18.92	16.01	0.16	—	—	—
Fourth Quarter	19.57	15.87	0.17	16.93	13.23	0.17	—	—	—
2001
First Quarter	20.63	16.66	0.17	20.17	14.02	0.17	—	—	—
Second Quarter	20.43	18.92	*	20.37	18.65	*	$26.45	$19.18	$0.17
Third Quarter	—	—	—	—	—	—	30.68	22.89	0.17
Fourth Quarter	—	—	—	—	—	—	30.68	25.34	0.17
2002	—	—	—	—	—	—
First Quarter	—	—	—	—	—	—	29.38	25.30	0.17
Second Quarter	—	—	—	—	—	—	38.20	25.29	0.17
Third Quarter	—	—	—	—	—	—	39.92	32.80	0.17
Fourth Quarter	—	—	—	—	—	—	38.78	32.06	0.17
2003	—	—	—	—	—	—
First Quarter	—	—	—	—	—	—	37.50	28.71	0.20
Second Quarter	—	—	—	—	—	—	38.84	32.03	0.20
Third Quarter	—	—	—	—	—	—	42.25	33.30	0.20
Fourth Quarter	—	—	—	—	—	—	40.80	33.00	0.23
2004	—	—	—	—	—	—
First Quarter	—	—	—	—	—	—	42.01	35.64	0.23
Second Quarter	—	—	—	—	—	—	43.82	37.61	0.23
Third Quarter	—	—	—	—	—	—	47.56	43.10	0.23
Fourth Quarter (through April 2, 2004)	—	—	—	—	—	—	53.38	46.03	—

(1)	On August 29, 2000, during Smucker’s 2001 second fiscal quarter, Smucker consolidated its Class A and Class B common shares into a single class of common shares.

The last reported sales prices of Smucker’s common shares as reported by the New York Stock Exchange Composite Tape on March 5, 2004 and April 2, 2004 were $51.93 and $52.01, respectively. March 5, 2004 was the last full trading day prior to the public announcement of the merger. April 2, 2004 was the last full trading day prior to the filing of this document with the Securities and Exchange Commission.

Smucker’s Dividend Policy

Historically, Smucker has distributed approximately 40-50% of its earnings to its shareholders in the form of dividends. Smucker currently expects to continue this practice following the merger.

Multifoods’ Market Price Data and Dividends

Multifoods common stock is traded on the New York Stock Exchange under the symbol “IMC.” The following table sets forth the high and low sales prices of shares of Multifoods common stock as reported by the New York Stock Exchange Composite Tape for the periods referenced below and also lists the dividends declared per share of Multifoods common stock for the periods indicated.

Year Ending	Common Shares		Dividends
	High	Low
February 29, 2000
First Quarter	$24.19	$19.63	$0.20
Second Quarter	24.19	21.31	0.20
Third Quarter	23.38	13.63	0.20
Fourth Quarter	14.44	10.75	0.20
March 3, 2001
First Quarter	14.94	9.81	0.20
Second Quarter	18.56	12.56	0.20
Third Quarter	18.63	15.75	0.20
Fourth Quarter	23.31	16.44	0.20
March 2, 2002
First Quarter	20.45	17.35	0.00
Second Quarter	22.17	19.42	0.00
Third Quarter	22.84	16.30	0.00
Fourth Quarter	24.67	20.88	0.00
March 1, 2003
First Quarter	28.92	21.00	0.00
Second Quarter	28.23	20.75	0.00
Third Quarter	21.85	17.37	0.00
Fourth Quarter	23.60	19.01	0.00
February 28, 2004
First Quarter	20.53	16.75	0.00
Second Quarter	25.55	20.20	0.00
Third Quarter	26.33	17.10	0.00
Fourth Quarter	20.30	15.60	0.00
February 26, 2005
First Quarter (through April 2, 2004)	24.78	18.90	0.00

The last reported sales prices of shares of Multifoods common stock as reported by the New York Stock Exchange Composite Tape on March 5, 2004 and April 2, 2004 were $19.63 and $24.73, respectively. March 5, 2004 was the last full trading day prior to the public announcement of the merger. April 2, 2004 was the last full trading day prior to the filing of this document with the Securities and Exchange Commission.

Multifoods’ Dividend Policy

Multifoods has not paid or declared dividends on its common stock since the fourth quarter of its fiscal year ended March 3, 2001. If the merger is not completed, any future payment of dividends on Multifoods common stock will depend upon its financial condition, capital requirements and its earnings as well as other factors that Multifoods’ board of directors deems relevant.

Selected Historical Financial Data of Smucker

The following table sets forth selected historical financial data of Smucker as of and for each of the periods indicated. Smucker derived the selected historical financial data for each of the periods presented from Smucker’s audited consolidated financial statements and unaudited quarterly financial statements. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of the Financial Condition and Results of Operation,” contained in Smucker’s Annual Report on Form 10-K and “Management’s Discussion and Analysis” contained in Smucker’s Quarterly Reports on Form 10-Q and other information that Smucker has filed with the Securities and Exchange Commission. See “Where You Can Find More Information” beginning on page [    ]. This information should also be read in conjunction with the unaudited condensed combined pro forma financial statements of Smucker, which you can find beginning on page [    ].

	Nine Months Ended January 31,		Year Ended April 30,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)		(in thousands, except per share data)
Statement of Income Data:
Net sales	$1,091,602	$982,737	$1,311,744	$687,148	$651,242	$641,885	$612,662
Operating income	145,473	126,012	164,529	54,788	49,169	41,103	59,746
Income before cumulative effect of change in accounting method	$89,170	$73,097	$96,342	$30,851	$28,198	$26,273	$38,233
Cumulative effect of change in accounting method	—	—	—	—	(992)	—	—

Net income	$89,170	$73,097	$96,342	$30,851	$27,206	$26,273	$38,233

Balance Sheet Data (at period end):
Total assets	$1,677,110	$1,575,015	$1,615,407	$524,892	$479,104	$477,698	$437,657
Long-term debt	135,000	135,000	135,000	135,000	135,000	75,000	—
Shareholders’ equity	1,196,275	1,112,966	1,124,171	280,144	250,785	320,608	331,548

Number of common shares outstanding	50,098	49,765	49,768	23,504	23,022	26,770	27,558

Other Data:

Earnings per common share:
Income before cumulative effect of change in accounting method	$1.79	$1.57	$2.04	$1.33	$1.17	$0.97	$1.39
Cumulative effect of change in accounting method	—	—	—	—	(0.04)	—	—

Net income	$1.79	$1.57	$2.04	$1.33	$1.13	$0.97	$1.39

Income before cumulative effect of change in accounting method—assuming dilution	$1.77	$1.56	$2.02	$1.31	$1.16	$0.97	$1.38
Cumulative effect of change in accounting method—assuming dilution	—	—	—	—	(0.04)	—	—

Net income—assuming dilution	$1.77	$1.56	$2.02	$1.31	$1.12	$0.97	$1.38

Dividends declared per common share	$0.69	$0.60	$0.83	$0.68	$0.68	$0.65	$0.60
Book value per common share	$23.88	$22.36	$22.59	$11.92	$10.89	$11.98	$12.03

Selected Historical Financial Data of Multifoods

The following table sets forth selected historical financial data of Multifoods as of and for each of the periods indicated. Multifoods derived the selected historical financial data for each of the periods presented from Multifoods’ audited consolidated financial statements and unaudited quarterly financial statements. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements, and the related notes and “Management’s Discussion and Analysis of the Financial Condition and Results of Operations,” contained in Multifoods’ Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other information that Multifoods has filed with the Securities and Exchange Commission. See “Where You Can Find More Information” beginning on page [    ]. This information should also be read in conjunction with the unaudited condensed combined pro forma financial statements of Smucker, which you can find beginning on page [    ].

	Nine Months Ended		Year Ended
	November 29, 2003	November 30, 2002	March 1, 2003	March 2, 2002	March 3, 2001	February 29, 2000	February 28, 1999
	(unaudited)		(in thousands, except per share data)
Statement of Income Data:
Net sales	$696,029	$721,700	$939,275	$597,871	$472,411	$476,118	$443,047
Operating earnings	41,898	56,521	73,212	29,641	37,588	30,095	4,835
Earnings (loss) from continuing operations	$14,817	$20,413	$27,699	$5,019	$16,847	$16,071	$(526)
Earnings (loss) from discontinued operations	—	(74,289)	(73,728)	4,172	4,328	(10,936)	(131,344)

Net income	$14,817	$(53,876)	$(46,029)	$9,191	$21,175	$5,135	$(131,870)

Balance Sheet Data (at period end):
Total assets	$822,354	$750,093	$766,264	$1,124,670	$764,625	$736,207	$696,933
Long-term debt	267,540	328,533	328,030	514,541	145,420	147,199	121,199
Shareholders’ equity	270,766	222,338	236,969	272,070	255,982	255,124	260,316

Other Data:

Earnings (loss) per common share:
Basic earnings (loss) per share from continuing operations	$0.77	$1.07	$1.45	$0.27	$0.90	$0.86	$(0.03)
Basic earnings (loss) per share from discontinued operations	—	(3.89)	(3.86)	0.22	0.23	(0.59)	(7.00)

Basic earnings per share	$0.77	$(2.82)	$(2.41)	$0.49	$1.13	$0.27	$(7.03)

Diluted earnings (loss) per share from continuing operations	$0.76	$1.05	$1.43	$0.26	$0.89	$0.86	$(0.03)
Diluted earnings (loss) per share from discontinued operations	—	(3.83)	(3.80)	0.22	0.23	(0.59)	(7.00)

Diluted earnings per share	$0.76	$(2.78)	$(2.37)	$0.48	$1.12	$0.27	$(7.03)

Dividends declared per common share	$0.00	$0.00	$0.00	$0.00	$0.80	$0.80	$0.80
Book value per common share	$14.02	$11.62	$12.30	$14.32	$13.66	$13.62	$13.86

Selected Unaudited Condensed Combined Pro Forma Financial Data of Smucker

We derived the following unaudited condensed combined pro forma financial data from Smucker’s audited consolidated financial statements for the year ended April 30, 2003, Multifoods’ audited consolidated financial statements for the year ended March 1, 2003, Smucker’s unaudited condensed consolidated financial statements for the nine months ended January 31, 2004 and Multifoods’ unaudited consolidated condensed financial statements for the nine months ended November 29, 2003. The unaudited condensed combined pro forma financial data has been prepared as if the proposed merger and the financing transactions related to the proposed merger (as described in “Transaction Financing” on page [    ]) had occurred on May 1, 2002 for the operating data and as of January 31, 2004 for the balance sheet data. The process of determining the fair values of Multifoods’ tangible and intangible assets and liabilities as well as reviewing accounting policies for conformity is still in the preliminary stages. Material revisions to Smucker’s current estimates could be necessary as the valuation process and accounting policy review are finalized. The unaudited condensed combined pro forma operating data and balance sheet data set forth below is not necessarily indicative of the results that actually would have been achieved had the proposed merger, and the financing transactions related to the merger, been consummated on May 1, 2002 for the operating data and as of January 31, 2004 for the balance sheet data, or that may be achieved in the future. See “Risk Factors — The unaudited condensed combined pro forma financial data included in this document is preliminary and Smucker’s actual financial position and results of operations may differ significantly from the unaudited condensed combined pro forma financial data included in this document” on page [    ]. The unaudited condensed combined pro forma financial data does not reflect any benefits from potential cost savings or revenue changes resulting from the proposed merger. You should read this information in conjunction with Smucker’s “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” Smucker’s consolidated financial statements and the notes thereto, Multifoods’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Multifoods’ consolidated financial statements and notes thereto and the “Unaudited Condensed Combined Pro Forma Financial Statements” included in this document or included in Smucker’s and Multifoods’ Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this document.

	Year Ended April 30, 2003 for Smucker and March 1, 2003 for Multifoods	Nine Months Ended January 31, 2004 for Smucker and November 29, 2003 for Multifoods
	(in thousands, except per share data)
Results of Operations:
Net Sales	$2,248,383	$1,797,198
Total operating expenses	2,021,280	1,606,519
Operating income	227,103	190,679
Income from continuing operations	120,150	107,530
Diluted earnings per share from continuing operations	2.16	1.85
Average diluted shares outstanding	55,676	58,221

At January 31, 2004 for Smucker and November 29, 2003 for Multifoods
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$ 23,783
Total assets	2,736,215
Long-term debt, less current portion	457,000
Total liabilities, other than long-term debt	675,105
Total shareholders’ equity	1,604,110

COMPARATIVE PER SHARE INFORMATION

The following table presents income from continuing operations and book value per common share data separately for Smucker and Multifoods on a historical basis, and Smucker and Multifoods on an unaudited combined pro forma basis per Smucker common share. The unaudited combined pro forma earnings per share data for the nine months ended January 31, 2004 for Smucker and November 29, 2003 for Multifoods and the year ended April 30, 2003 for Smucker and March 1, 2003 for Multifoods reflect the assumption that the merger was effective as of May 1, 2002. The unaudited pro forma per share data gives effect to the proposed merger as a purchase under generally accepted accounting principles in the United States.

The unaudited combined pro forma Smucker income per share data is based upon the historical weighted average number of Smucker common shares outstanding, adjusted to include the number of Smucker common shares that would be issued in the proposed merger based upon an assumed exchange ratio of .40 and the assumption that 100% of the shares of Multifoods common stock had been converted into Smucker common shares.

You should read the information below together with the historical financial statements and related notes of Smucker and Multifoods contained in each company’s periodic filings with the Securities and Exchange Commission and incorporated into this document by reference. See “Where You Can Find More Information” beginning on page [    ]. The unaudited combined pro forma data below is presented for illustrative purposes only. The companies may have performed differently had they actually been combined during the periods presented below. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the proposed merger. See “Risk Factors—The unaudited condensed combined pro forma financial data included in this document is preliminary and Smucker’s actual financial position and results of operations may differ significantly from the unaudited condensed combined pro forma financial data included in this document” on page [    ].

	Smucker Historical Per Share Data	Multifoods Historical Per Share Data	Pro Forma Combined Data Per Smucker Common Share (1)
At or for the Nine Months Ended January 31, 2004 for Smucker and the Nine Months Ended November 29, 2003 for Multifoods:
Income from continuing operations per common shares:
Basic	$1.79	$0.77	$1.87
Diluted	1.77	0.76	1.85
Cash dividends declared per share (2)	0.69	0.00	0.69
Book value per common share	23.88	14.02	27.74
At or for the Year Ended April 30, 2003 for Smucker and the Year Ended March 1, 2003 for Multifoods:
Income from continuing operations per common shares:
Basic	$2.04	$1.45	$2.18
Diluted	2.02	1.43	2.16
Cash dividends declared per share (2)	0.83	0.00	0.83
Book value per common share	22.59	12.30	N/A

(1)	Please read “Unaudited Condensed Combined Pro Forma Financial Statements” beginning on page [ ].
(2)	Pro forma dividends per share assume the same per share dividends as declared by Smucker in each of the respective periods.

COMPARATIVE MARKET VALUE INFORMATION

The following table presents:

•	the closing prices per share and aggregate market value of Smucker common shares and Multifoods common stock, in each case based on closing prices for those shares on the New York Stock Exchange on March 5, 2004, the last trading day prior to the public announcement of the proposed merger, and on April 2, 2004 the last trading day for which this information could be calculated prior to the date of this document; and

•	the equivalent price per share and equivalent market value of shares of Multifoods common stock, based on an exchange ratio of .4053 and the closing price for Smucker common shares on the New York Stock Exchange on March 5, 2004, the last trading day prior to the public announcement of the proposed merger, and based on an exchange ratio of .3872 and the closing price for Smucker common shares on the New York Stock Exchange on April 2, 2004, the last trading day for which this information could be calculated prior to the date of this document.

	Smucker Historical	Multifoods Historical	Multifoods Equivalent(1)
March 5, 2004:
Closing price per common share	$51.93	$19.63	$26.05
Market value of common shares (in thousands) (2)	$2,601,828	$379,648	$503,811

April 2, 2004:
Closing price per common share	$52.01	$24.73	$25.14
Market value of common shares (in thousands) (3)	$2,609,461	$480,772	$487,372

(1)	The Multifoods equivalent price per share reflects the fluctuating value of Smucker common shares that Multifoods shareholders would receive in exchange for each share of Multifoods common stock if the merger was completed on either of these dates. The Multifoods equivalent price per share is equal to the sum of (i) $5.00 and (ii) the closing price of Smucker common shares on the applicable date multiplied by the applicable hypothetical exchange ratio.
(2)	Based on 50,102,603 Smucker common shares and 19,340,185 shares of Multifoods common stock outstanding as of March 5, 2004.
(3)	Based on 50,172,290 Smucker common shares and 19,440,850 shares of Multifoods common stock outstanding as of April 2, 2004.

RISK FACTORS

In deciding whether to approve the proposals presented at your special meeting, you should carefully consider all of the information we have included and incorporated by reference in this document. See “Where You Can Find More Information” beginning on page [    ]. In addition, you should carefully consider the following material risks relating to the merger and the business of the combined company.

Smucker may not achieve the synergies and other benefits that Smucker expects to result from the merger, or be able to integrate the Multifoods businesses into its operations successfully and as a result, Smucker’s expectations for future results of operations for the combined company may not be met.

Smucker expects that the integration of the businesses of Multifoods with the businesses of Smucker will result in significant cost savings resulting from the efficiencies of combining the two companies, supply-chain enhancements and leveraging the companies’ current selling, marketing and distribution networks. Further, Smucker expects that the merger will result in new business opportunities and new prospects for growth through product development, cross-branding and cross-promotion opportunities and acquisitions. Smucker may, however, never realize the expected synergies, cost savings, efficiencies or business opportunities and growth prospects, because its assumptions underlying its estimates of expected cost savings may be inaccurate, Smucker may experience increased competition that limits its ability to expand its business or general industry and business conditions may deteriorate.

In addition, the successful integration of the operations of Multifoods and Smucker will require significant efforts of both companies’ personnel as well as significant expenditures. Smucker’s management’s attention may be diverted while trying to integrate Multifoods into Smucker’s operations. In addition, Smucker’s growth and operating strategies for Multifoods’ businesses may be different from the strategies that Multifoods currently is pursuing. If Smucker’s strategies are not the proper strategies for Multifoods, the business, financial condition and results of operation of the combined company could be adversely affected. If Smucker does not realize the synergies it expects will result from the merger, or is not able to integrate the operations of Multifoods into Smucker successfully or in a timely manner, Smucker’s expectations of future results of operations for the combined company may not be met.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of Smucker common shares or shares of Multifoods common stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required approvals of the shareholders of Smucker and Multifoods. If any condition to the merger is not satisfied or, if waiver is permissible, not waived, the merger will not be completed. In addition, Smucker and Multifoods may terminate the merger agreement in certain circumstances. If Smucker and Multifoods do not complete the merger, the market price of Smucker common shares or Multifoods common stock may decline to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. Smucker and Multifoods will also be obligated to pay certain investment banking, financing, legal and accounting fees (except for the fees of Greenhill & Co., LLC, which are contingent upon the closing of the merger) and related expenses in connection with the merger, whether or not the merger is completed. Further, in specified circumstances, Multifoods may be required to pay to Smucker a termination fee of $17 million if the merger agreement is terminated.

Certain directors and executive officers of Multifoods have interests and arrangements that are different from Multifoods shareholders and that may have influenced their decision to support or approve the merger.

When considering the recommendation of Multifoods’ board of directors with respect to the merger, Multifoods shareholders should be aware that certain of Multifoods’ directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Multifoods shareholders and the interests of Multifoods shareholders generally. These interests include, among other things, the following:

•	under the terms of the employment agreement entered into between Gary Costley and Multifoods, if his employment with Multifoods or its successor is terminated for any reason following the merger or if he elects to resign his employment with Multifoods or its successor for any reason, in each case within 180 days after the effective date of the merger, he will be entitled to severance benefits, including so-called “golden parachute” excise tax gross-up payments;

•	under the terms of the change-in-control severance agreements entered into between the executive officers of Multifoods and Multifoods, if Multifoods or its successor terminates the executive officer’s employment (other than for cause or disability) or if the executive officer terminates his or her own employment for good reason, in each case within the two-year period beginning with the effective date of the merger, the executive officer will be entitled to severance benefits, including, in some cases, so-called “golden parachute” excise tax gross-up payments;

•	under the terms of the memorandum of understanding between Frank Bonvino and Multifoods, if Mr. Bonvino’s employment with Multifoods is terminated, Mr. Bonvino will be entitled to severance benefits in addition to the severance benefits payable to him pursuant to his change-in-control severance agreement;

•	under the terms of the Multifoods Management Incentive Plan, as a result of the merger, executive officers of Multifoods will be entitled to at least 100% of their target awards for the award year, which corresponds to Multifoods’ fiscal year, in which the merger occurs;

•	under the terms of Multifoods equity compensation plans (or the individual agreements entered into pursuant to such plans), stock options, restricted stock and restricted stock units of executive officers and stock options and restricted stock of non-employee directors will be accelerated and vest fully, to the extent they are not already vested, on the effective date of the merger or, in some cases, upon approval of the merger by the Multifoods shareholders;

•	under the terms of the Multifoods nonqualified deferred compensation and supplemental retirement plans, the benefits of certain executive officers will become vested (to the extent they are not already vested on the closing date of the merger) and payable as a result of the merger; and

•	Multifoods’ directors and officers are entitled to indemnification against certain liabilities arising from acts or omissions occurring at or prior to the effective time of the merger (including acts or omissions relating to the merger).

As a result, those directors and executive officers may be more likely to support and to vote to approve the merger than if they did not have these interests. Multifoods shareholders should consider whether these interests may have influenced those directors and officers to support or recommend approval of the merger. As of the close of business on the record date for the Multifoods special meeting, those directors and executive officers were entitled to vote approximately [    ]% of the then-outstanding shares of Multifoods common stock.

The unaudited condensed combined pro forma financial data included in this document is preliminary and Smucker’s actual financial position and results of operations may differ significantly from the unaudited condensed combined pro forma financial data included in this document.

Smucker is still in the preliminary stages of the process of valuing Multifoods’ tangible and intangible assets and liabilities and evaluating Multifoods’ accounting policies. Smucker may need to revise materially its current estimates of those assets and liabilities as the valuation process and accounting policy review are finalized. The unaudited condensed combined pro forma operating data contained in this document is not necessarily indicative of the results that actually would have been achieved had the proposed merger and Smucker’s financing transactions related to the merger been consummated on May 1, 2002, or that may be achieved in the future.

Smucker can provide no assurances as to how the operations and assets of both companies would have been run if they had been combined, or how they will be run in the future, which, together with other factors, could have a significant effect on the results of operations and financial position of the combined company.

The occurrence of certain events may prevent Smucker’s or Multifoods’ tax counsel from updating its opinion that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, which is a condition to closing the merger.

It is a condition of the merger that tax counsel for each of Smucker and Multifoods update, as of the closing date, its opinion to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

The opinions of such tax counsel will be updated as of the closing date only if, among other things, the Multifoods shareholders, as a group, receive in the merger Smucker common shares with a value that is sufficient, as a percentage of the total consideration paid to acquire all of the Multifoods common stock (approximately 50%, as determined by each counsel), and taking into account all cash paid to holders of Multifoods common stock in connection with the merger, to satisfy the “continuity of interest” requirement under applicable Treasury Regulations. The value of a Smucker common share for purposes of this determination will be the lesser of the average of the high and low trading prices for a Smucker common share on the date that includes the effective time of the merger and the closing trading price of a Smucker common share on that date, in each case as reported on the New York Stock Exchange.

Because of the 19.9% limitation on the number of Smucker common shares that Smucker can issue in the merger and the associated merger consideration adjustment mechanism, a significant drop in the market price of a Smucker common share between the date of this document and the effective time of the merger could increase the cash paid to the holders of the Multifoods common stock as a group and decrease the value of the Smucker common shares as a percentage of the total merger consideration to such an extent that counsel could not update their opinions as of the closing date of the merger. Another factor that could affect the value of the Smucker common shares as a percentage of the total merger consideration is the amount, if any, to be paid to Multifoods shareholders who perfect their dissenters’ appraisal rights.

Following the merger, Smucker will have higher levels of indebtedness than either Smucker or Multifoods had before the merger.

As of January 31, 2004, after giving effect to the merger and the currently contemplated repayments and assumptions of debt and incurrence of new debt, Smucker and its subsidiaries would have had approximately $500 million to $525 million in principal amount of outstanding indebtedness. The level of combined indebtedness after the merger may have an effect on Smucker’s future operations, including:

•	limiting its ability to obtain additional financing on satisfactory terms to fund its working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements;

•	increasing its vulnerability to general economic downturns, competition and industry conditions;

•	reducing the availability of its cash flow to fund its working capital requirements, capital expenditures, acquisitions, investments and other general corporate requirements because Smucker will be required to use a portion of its cash flow to service debt obligations; and

•	limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates.

Smucker expects to incur a significant one-time charge relating to its integration plan that could materially and adversely affect the period-to-period results of operations of Smucker following the merger.

Smucker is developing a plan to integrate the operations of Multifoods and Smucker after the merger. Smucker anticipates that it will incur a one-time charge to earnings of approximately $20 million in connection with the integration. Smucker will not be able to quantify the exact amount of this charge or the period in which it will be incurred until after the merger is completed. Some of the factors affecting the cost of the integration include the timing of the closing of the merger and the training of employees of Multifoods that will be employed by Smucker following the merger.

The voting power of Smucker shareholders will be diluted as a result of the merger.

The Smucker common shares to be issued to Multifoods shareholders in connection with the merger will initially have ten votes on certain extraordinary matters under Smucker’s time-phase voting structure. Consequently, the voting power of current Smucker shareholders will be diluted, and the level of dilution will not be known until the exchange ratio is known.

The market price of Smucker’s common shares may be volatile in the future, which could cause you to lose a significant portion of your investment.

The market price of Smucker’s common shares could be subject to significant fluctuations in response to certain factors, such as variations in Smucker’s anticipated or actual results of operations, the operating results of other companies in the food industry, changes in conditions affecting the economy generally, analyst reports, general trends in the industry, sales of common shares by insiders, as well as other factors unrelated to Smucker’s operating results. Volatility in the market price of Smucker common shares could cause you to lose a significant portion of your investment.

The number of Smucker common shares that will be issued to Multifoods shareholders in the merger depends on the exchange ratio, which will not be determinable until after the special meetings, and the market value of the Smucker common shares to be issued in the merger for each share of Multifoods common stock may not have an actual market value of $20 on the date of the closing of the merger based on the per-share market price of Smucker common shares at that time.

The exchange ratio for the portion of the merger consideration to be paid in Smucker common shares is based on the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger. Accordingly, the exchange ratio will not be determinable at the time of the special meetings. Further, we currently expect that if the required approvals of shareholders of Smucker and Multifoods are obtained at the special meetings, the closing of the merger will take place two business days after the special meetings. Because the Smucker common shares will continue to trade after the time at which the exchange ratio is set, the value of the Smucker common shares that are issued to Multifoods shareholders may have an actual market value on the closing date based on the per-share market price at that time that is greater or less than $20 per share of Multifoods common stock.

Following the merger, Smucker will continue to face risks associated with its business that could affect its results of operations.

Smucker’s results and performance following the merger could be affected by a variety of risks and uncertainties, many of which currently affect its business. Those risks include, among others, the following:

•	the success and cost of its marketing and sales programs and strategies intended to promote its businesses;

•	the strength of commodity markets from which it procures raw materials and the related impact on costs;

•	risks commonly encountered in international trade, including foreign currency exchange and interest rate fluctuations;

•	the impact of competitive products and pricing;

•	the mix of products sold and level of marketing expenditures needed to generate sales;

•	market and weather conditions that may increase the costs of packaging materials, utilities, fuel, ingredients or other raw materials, including fruit, peanuts, sugar, edible oils, grains and sweeteners;

•	its ability to maintain and/or improve sales and earnings performance;

•	general economic and business conditions that adversely affect it or its suppliers, distributors or customers;

•	the level of capital resources required for future acquisitions;

•	its ability to integrate Multifoods’ businesses with Smucker’s businesses and achieve the expected cost-savings and synergies from the merger;

•	changes in consumer preferences and tastes or perception of health-related issues, including declining demand for foods that have high contents of carbohydrates;

•	the impact of labor matters; and

•	changes in laws and regulations.

Any of these factors could have a significant adverse impact on Smucker’s business and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information incorporated by reference into this document, contains forward-looking statements relating to the businesses of Smucker and Multifoods, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements.

You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this document, including the following important factors and assumptions, could affect the future results of Smucker following the merger, or the future results of Smucker and Multifoods if the merger does not occur, and could cause actual results to differ materially from those expressed in the forward-looking statements:

•	the ability of Smucker to integrate Multifoods’ businesses with Smucker’s businesses and achieve the expected cost savings and synergies from the merger;

•	the receipt of approval of the proposals presented at the special meetings by the shareholders of Smucker and Multifoods and approval of the merger by regulatory authorities;

•	the timing of the completion of the proposed merger;

•	the actual financial position and results of operations of Smucker following the merger, which may differ significantly from the pro forma financial data contained in this document;

•	the ability of Smucker’s and Multifoods’ tax counsel to update on the closing date of the merger their opinions to the effect that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code;

•	the ability of Smucker to manage higher levels of indebtedness, and constraints on Smucker’s operations following the merger due to that indebtedness;

•	the success and cost of Smucker’s new marketing and sales programs and strategies intended to promote Smucker’s businesses;

•	the strength of commodity markets from which raw materials are procured and the related impact on costs;

•	the potential inability of Multifoods to collect a $6 million insurance claim receivable related to the loss of Multifoods’ products in St. Petersburg, Russia;

•	risks commonly encountered in international trade, including foreign currency exchange and interest rate fluctuations;

•	the impact of competitive products and pricing;

•	the mix of products sold and level of marketing expenditures needed to generate sales;

•	market and weather conditions that may increase the costs of packaging materials, utilities, fuel, ingredients or other raw materials, including fruit, peanuts, sugar, edible oils, grains and sweeteners;

•	the ability of Smucker to maintain and/or improve sales and earnings performance;

•	the acceleration and vesting of certain stock options and shares of restricted stock of Multifoods in the event the Multifoods shareholders approve the merger but the merger does not occur;

•	general economic and business conditions that adversely affect Smucker or its suppliers, distributors or customers;

•	the level of capital resources required for future acquisitions;

•	changes in consumer preferences and tastes or perception of health-related issues, including decreased demand for foods with high contents of carbohydrates;

•	the impact of labor matters; and

•	changes in laws and regulations.

THE SPECIAL MEETINGS

Date, Time and Place of the Special Meetings

Smucker Special Meeting

[                        ], 2004

[            ] a.m., Central Daylight Time

[                                                     ]

[                                                     ]

Multifoods Special Meeting

[                        ], 2004

[            ] a.m., Central Daylight Time

[                                                     ]

[                                                     ]

Purpose of the Special Meetings

Smucker Special Meeting

•	To vote on a proposal to approve the issuance of Smucker common shares in the merger.

•	To consider and vote upon a proposal to approve adjournments or postponements of the Smucker special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Smucker special meeting to approve the proposal relating to the issuance of Smucker common shares in the merger.

•	To consider and take action upon any other business that may properly come before the Smucker special meeting or any reconvened meeting following an adjournment or postponement of the Smucker special meeting.

Multifoods Special Meeting

•	To vote on a proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement.

•	To consider and vote upon a proposal to approve adjournments or postponements of the Multifoods special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Multifoods special meeting to approve the merger proposal.

•	To consider and take action upon any other business that may properly come before the Multifoods special meeting or any reconvened meeting following an adjournment or postponement of the Multifoods special meeting.

Record Date of the Special Meetings

Smucker Special Meeting

Holders of record of Smucker common shares at the close of business on [                ], 2004 will be entitled to notice of the Smucker special meeting and to vote at the Smucker special meeting or any adjournment or postponement of the Smucker special meeting.

Multifoods Special Meeting

Holders of record of Multifoods common stock at the close of business on [                ], 2004 will be entitled to notice of the Multifoods special meeting and to vote at the Multifoods special meeting or any adjournment or postponement of the Multifoods special meeting.

Outstanding Shares

Smucker Special Meeting

As of the record date, there were [            ] outstanding Smucker common shares that are entitled to vote at the Smucker special meeting.

Multifoods Special Meeting

As of the record date, there were [                ] outstanding shares of Multifoods common stock that are entitled to vote at the Multifoods special meeting.

Shares Entitled to Vote at the Special Meetings

Smucker Special Meeting

The number of votes that you, as a holder of Smucker common shares, will be entitled to cast at the Smucker special meeting on the proposal relating to the issuance of Smucker common shares in the merger will depend on how long you have owned your Smucker common shares. Specifically:

•	If there has not been a change in beneficial ownership of your Smucker common shares on or after June 1, 2002 (other than Smucker common shares issued in connection with the merger of The Procter & Gamble Ohio Brands Company with and into Smucker on June 1, 2002 and which have not been transferred since that time), you will be entitled to ten votes for each of those shares on the proposal relating to the issuance of Smucker common shares in the merger. You will have only one vote per share, however, on that proposal, for Smucker common shares purchased on or after June 1, 2002 (other than Smucker common shares issued in connection with the merger of The Procter & Gamble Ohio Brands Company with and into Smucker on June 1, 2002 and which have not been transferred since that time). All Smucker common shares will have one vote per share on any proposal to approve adjournments or postponements of the Smucker special meeting. The number of votes that holders of Smucker common shares will be entitled to cast on any other business that may properly come before the Smucker special meeting will depend on whether the matter is a matter on which eligible holders of Smucker common shares are entitled to ten votes per share under the terms of Smucker’s time-phase voting structure.

•	If your Smucker common shares are registered with Smucker’s transfer agent in your name, the agent will determine how long you have held your shares and will ensure that you receive the proper number of votes. If your shares are held in “street name” (i.e., in the name of your broker, bank or other nominee), you will need to provide a written certification as set forth below under “Proof of Beneficial Ownership.”

As of [                ], 2004, the record date for the Smucker special meeting, holders of between [    ]% and [    ]% Smucker common shares will be entitled to exercise ten votes per share at the Smucker special meeting on the proposal relating to the issuance of Smucker common shares in the merger, and the holders of the remaining outstanding Smucker

Multifoods Special Meeting

Each share of Multifoods common stock that you own as of the record date entitles you to one vote on each proposal presented to Multifoods shareholders.

Shares of Multifoods common stock beneficially held by Multifoods or its subsidiaries will not be voted.

common shares will be entitled to exercise one vote per share on that proposal. The actual voting power of each holder of Smucker common shares on the proposal relating to the issuance of Smucker common shares in the merger will be based on information Smucker possesses at the time of the Smucker special meeting.

Smucker common shares beneficially held by Smucker or its subsidiaries will not be voted.

Quorum Requirements for the Special Meetings

Smucker Special Meeting

A quorum of Smucker shareholders is necessary to hold a valid Smucker special meeting.

The presence in person or by proxy at the Smucker special meeting of holders of Smucker common shares entitled to exercise as of the record date at least a majority of the outstanding voting power of Smucker common shares, giving effect to ten-vote shares, is necessary for a quorum. Abstentions and broker non-votes count as present for establishing a quorum. Smucker common shares held by Smucker or its subsidiaries do not count toward a quorum. A “broker non-vote” occurs with respect to a proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the Smucker common shares and no instruction is given.

Multifoods Special Meeting

A quorum of Multifoods shareholders is necessary to hold a valid Multifoods special meeting.

The presence in person or by proxy at the Multifoods special meeting of holders of a majority of the outstanding shares of Multifoods common stock as of the record date and entitled to vote at the Multifoods special meeting is necessary for a quorum. Abstentions and broker non-votes count as present for establishing a quorum. Shares of Multifoods common stock held by Multifoods or its subsidiaries do not count toward a quorum. A “broker non-vote” occurs with respect to a proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the shares of Multifoods common stock and no instruction is given.

Shares Owned by Smucker’s and Multifoods’ Directors and Executive Officers as of the Record Date

Smucker Special Meeting

At the close of business on the record date for the Smucker special meeting, directors and executive officers of Smucker were entitled to vote approximately [    ]% of the Smucker common shares outstanding on that date. A substantial majority of those Smucker common shares will be entitled to ten votes with respect to the proposal relating to the issuance of Smucker common shares in the merger under Smucker’s time-phase voting structure. Those shares have a minimum of [    ]% and a maximum of [    ]% of the voting power of the outstanding Smucker common shares, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, on the proposal relating to the issuance of Smucker common shares in the merger. We

Multifoods Special Meeting

As of [                ], 2004, the record date for the Multifoods special meeting, Multifoods’ directors and officers had the right to vote approximately [            ] shares of Multifoods common stock at the Multifoods special meeting. As of [                ], 2004, the record date of the Multifoods special meeting, these shares represented approximately [    ]% of the Multifoods common stock outstanding as of the record date. These individuals have indicated that they intend to vote their Multifoods common stock in favor of the proposals presented to Multifoods shareholders.

cannot, however, determine the actual voting power of those shares until the special meeting, when we will have received certifications as to the voting power of Smucker common shares that are held in “street name” by brokers, banks or other nominees.

The directors and executive officers of Smucker have indicated that they intend to vote their Smucker common shares in favor of the proposals presented to Smucker shareholders.

In connection with the merger, Tim Smucker and Richard Smucker, each individually and as a trustee for certain family trusts, entered into an agreement with Multifoods that requires them to vote their Smucker common shares relating to the issuance of Smucker common shares in the merger and grants to Multifoods a proxy to vote their shares:

•	in favor of the proposal relating to the issuance of Smucker common shares in the merger;

•	against the approval of any action, agreement or proposal that would result in Smucker or Acquisition Sub breaching the merger agreement or that would delay the completion of the merger or that would prevent fulfillment of a condition to any party’s obligation to complete the merger; and

•	against any action, agreement or proposal made in opposition to or in competition with the issuance of Smucker common shares pursuant to the merger and the completion of the merger.

As of [                ], 2004, the record date for the Smucker special meeting, Tim Smucker and Richard Smucker were entitled to vote, individually or as trustee of the trusts described above, approximately [            ] Smucker common shares in the aggregate, or approximately [    ]% of the outstanding Smucker common shares. All of the Smucker common shares held by Tim Smucker and Richard Smucker will be entitled to ten votes with respect to the proposal relating to the issuance of Smucker common shares in the merger under Smucker’s time-phase voting structure. As of [                ], 2004, the record date for the Smucker special meeting, those shares had a minimum of [    ]% and a maximum of [    ]% of the voting power of the outstanding Smucker common shares, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, on the proposal for the issuance of Smucker common shares in the merger. We cannot, however, determine the actual voting power of those shares until the special meeting, when we will have received certifications as to the voting power of Smucker common shares that are held in “street name” by brokers, banks or other nominees.

Vote Necessary at the Special Meetings to Approve Smucker and Multifoods Proposals

Smucker Special Meeting

The approval of the proposal relating to the issuance of Smucker common shares in the merger requires the approval of a majority of the total votes cast in person or by proxy at the Smucker special meeting at which at least a majority of the outstanding voting power, giving effect to the ten-votes-per-share provisions of Smucker’s articles of incorporation, of Smucker entitled to vote is present in person or by proxy and votes on such proposal.

Approval of adjournments or postponements of the Smucker special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Smucker special meeting to approve the proposal relating to the issuance of Smucker common shares in the merger requires the affirmative vote of a majority of the voting power present in person or by proxy at the Smucker special meeting, giving effect to ten-vote shares, and actually voted on the proposal.

Abstentions will have the same effect as a vote against the proposal relating to the issuance of Smucker common shares in the merger, but broker non-votes will have no effect on (i) the outcome of the proposal to issue Smucker common shares in the merger, except that broker non-votes will not count as votes for purposes of determining the total number of votes cast on the proposal or (ii) the outcome of the proposal relating to adjournments or postponements of the Smucker special meeting, if necessary, to permit further solicitation of proxies, in each case, so long as a majority of the outstanding Smucker common shares have voted on the proposal.

Multifoods Special Meeting

Adoption and approval of the merger agreement and the merger and the transactions contemplated by the merger agreement requires the approval of the holders of a majority of the outstanding shares of Multifoods common stock entitled to vote.

Approval of adjournments or postponements of the Multifoods special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Multifoods special meeting to approve the above proposal requires the affirmative vote of a majority of shares present in person or by proxy at the Multifoods special meeting and actually voted on the proposal.

Abstentions and broker non-votes will have the same effect as votes against the proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement, but will have no effect on the outcome of the proposal relating to adjournments or postponements of the Multifoods special meeting, if necessary, to permit further solicitation of proxies.

Proof of Beneficial Ownership

Smucker has developed procedures regarding the proof that will be required for determinations of beneficial ownership of Smucker common shares so that it may determine the voting power of those shares on the proposal relating to the issuance of

No separate proof of beneficial ownership is required to be provided by Multifoods shareholders.

Smucker common shares in the merger and any other proposal that may come before the meeting that would entitle eligible holders to ten votes under its time-phase voting structure. If you own Smucker common shares that are held in street name and that you acquired before June 1, 2002 or on June 1, 2002 pursuant to Smucker’s acquisition of the Jif and Crisco businesses from The Procter & Gamble Company pursuant to the terms of the merger agreement, dated October 9, 2001, by and among Smucker, The Procter & Gamble Company and The Procter & Gamble Ohio Brands Company, you are requested to certify in writing:

•	the total number of Smucker common shares that you beneficially own; and

•	of the Smucker common shares beneficially owned by you, how many have been owned since the effective time of the merger of The Procter & Gamble Ohio Brands Company with and into Smucker on June 1, 2002.

If your Smucker common shares are held in street name, a certification form for you to complete is enclosed with this document.

Your broker must receive the certification form from you by no later than five business days prior to the Smucker special meeting. If it is not received by that time, all Smucker common shares held by the beneficial owner will be entitled to only one vote per share on the proposal relating to the issuance of Smucker common shares in the merger.

Smucker reserves the right to require such additional evidence as may be necessary to confirm that there has been no change in beneficial ownership of Smucker common shares since the effective time of the merger of The Procter & Gamble Ohio Brands Company with and into Smucker on June 1, 2002.

VOTING BY PROXY

Voting Your Proxy

You may vote in person at your special meeting or by proxy. We recommend you vote by proxy even if you plan to attend your special meeting. If you vote by proxy, you may change your vote if you attend your special meeting.

You may vote by proxy by completing and mailing the enclosed proxy card(s). If you properly complete, sign, date and return your proxy card(s) in time to vote, one or more of the individuals named as your proxy will vote your Smucker common shares or your shares of Multifoods common stock as you have directed. You may vote for or against the proposals submitted at your special meeting or you may abstain from voting. In addition, Smucker shareholders of record at the close of business on [                     ], 2004 may vote by proxy by calling the toll-free telephone number or by using the internet as described in the instructions included with Smucker shareholders’ proxy card(s).

How to Vote

Smucker Special Meeting*

Complete, sign, date and return your proxy card(s) in the enclosed envelope or call the toll-free telephone number or use the internet as described in the instructions included with your proxy card(s).

Multifoods Special Meeting*

Complete, sign, date and return your proxy card(s) in the enclosed envelope.

*	If you hold Smucker common shares or shares of Multifoods common stock through a broker or other custodian, please follow the voting instructions provided by that firm. If you do not sign, date and return your proxy card(s), or, in the case of Smucker shareholders of record on [ ], 2004, vote by telephone or the internet, or if your shares are held in a stock brokerage account or held by a bank, broker or other nominee, or, in other words, in “street name” and you do not instruct your bank, broker or other nominee on how to vote those shares, those shares will not be voted at your special meeting for the proposals relating to the adoption and approval of the merger agreement and the merger and the transactions contemplated by the merger agreement or the issuance of Smucker common shares in connection with the merger.

A number of banks and brokerage firms participate in a program that also permits shareholders whose shares are held in “street name” to direct their vote by the internet or telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this document. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The internet and telephone proxy procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. The internet and telephone proxy procedures for Smucker shareholders are also designed to obtain proof of beneficial ownership of Smucker common shares. Votes directed by the internet or telephone through such a program must be received by 11:59 p.m., New York City time, on [                    ], 2004. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by the internet or by telephone with respect to your shares.

Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your shares held in street name and bring it to your special meeting.

If you submit your proxy but do not make specific choices, your proxy will be voted FOR each of the proposals presented.

Smucker’s board of directors has unanimously approved the merger agreement and determined that the terms of the merger agreement, including the issuance of Smucker common shares in the merger, are advisable, fair to and in the best interests of Smucker and its shareholders. Smucker’s board of directors unanimously recommends that Smucker shareholders vote FOR the proposal relating to the issuance of Smucker common shares in the merger.

Multifoods’ board of directors has unanimously approved the merger agreement and determined that the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Multifoods and its shareholders. Multifoods’ board of directors unanimously recommends that Multifoods shareholders vote FOR the proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement.

Approval by Smucker shareholders of the proposal relating to the issuance of Smucker common shares in the merger and adoption and approval by Multifoods shareholders of the merger agreement and the merger and the transactions contemplated by the merger agreement are conditions to consummation of the merger.

Revoking Your Proxy

If you are a record holder of Smucker common shares or Multifoods common stock, you can change your vote by:

•	sending a written notice to the corporate secretary of Smucker or Multifoods that is received prior to the special meeting and states that you revoke your proxy;

•	signing and dating a new proxy card(s), and submitting your proxy so that it is received prior to the special meeting or, if available, voting by telephone or the internet prior to the special meeting; or

•	attending your special meeting and voting in person.

If your shares are held in street name by your broker, you will need to contact your broker to revoke your proxy.

Other Voting Matters

Voting in Person

If you plan to attend your special meeting and wish to vote in person, we will give you a ballot at your special meeting. However, if your Smucker common shares or shares of Multifoods common stock are held in street name, you must first obtain a legal proxy authorizing you to vote the shares in person, which you must bring with you to your special meeting.

People with Disabilities

We can provide reasonable assistance to help you participate in your special meeting if you tell us about your disability and how you plan to attend. Please call or write the corporate secretary of your company at least two weeks before your special meeting at the number or address provided on the inside front cover page of this document.

Proxy Solicitations

This document is being furnished to you in connection with Smucker’s board of directors and Multifoods’ board of directors solicitation of proxies from the holders of Smucker common shares and Multifoods common stock, respectively, for the special meetings. In addition to this mailing, Smucker’s and Multifoods’ directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies personally, electronically or by telephone. We will each pay our own costs of soliciting proxies. Smucker and Multifoods have also engaged Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies. Each of Smucker and Multifoods will pay this firm $12,500 and $7,500, respectively, plus certain other customary fees and expenses. Each of Smucker and Multifoods will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses for sending proxy materials to the beneficial owners of Smucker common shares and Multifoods common stock, respectively. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should submit your completed proxy card(s) without delay by mail or vote by telephone or the internet if available.

Multifoods shareholders should not submit any Multifoods stock certificates with their proxy cards.

Other Business, Adjournment and Postponements

We are not aware of any other business to be acted upon at either special meeting. If, however, other matters are properly brought before either special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment.

Any adjournment may be made from time to time by approval of the shareholders holding a majority of the voting power present in person or by proxy at either special meeting, whether or not a quorum exists, without further notice other than by an announcement made at that special meeting. In addition, if the adjournment of the Multifoods special meeting is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each Multifoods shareholder of record entitled to vote at the Multifoods special meeting. If a quorum is not present at either the Smucker or Multifoods special meeting, shareholders of the relevant company may be asked to vote on a proposal to adjourn or postpone the relevant special meeting to solicit additional proxies. If a quorum is not present at the Smucker special meeting, the officers of the company or the holders of a majority of the shares entitled to vote who are present in person or by proxy at the meeting may adjourn or postpone the meeting. If a quorum is not present at the Multifoods special meeting, the holders of a majority of the shares entitled to vote who are present in person or by proxy may adjourn or postpone the special meeting. If a quorum is present at either of the special meetings but there are not sufficient votes at the time of the special meeting to approve the other proposal(s), holders of the common stock of the relevant company may also be asked to vote on a proposal to approve the adjournment or postponement of the special meeting to permit further solicitation of proxies.

THE MERGER

Background of the Merger

Multifoods’ board of directors from time to time has evaluated whether acquisitions by Multifoods or a sale of Multifoods would be in the best interest of Multifoods and its shareholders. At a March 2003 regular Multifoods board meeting, the board of directors authorized Gary Costley to contact Smucker and another public food company to determine if either of those companies had any strategic interest in any of the businesses of Multifoods or Multifoods as a whole. Shortly after the March 2003 board meeting, Gary Costley contacted Richard Smucker and the chief executive officer of the other company. Gary Costley had business dealings with Smucker while Gary Costley was at Kellogg Company, and Gary Costley and Richard Smucker have been personal friends for a number of years. Richard Smucker served on Multifoods’ board of directors from March 1997 until he resigned from the board in December 2002 (effective January 1, 2003) in order to devote more time to the management of Smucker. Richard Smucker has also served since December 1992 as the trustee for a trust established by Gary Costley for the benefit of his children. Gary Costley concluded from his conversations with Richard Smucker that Smucker did not have an interest in exploring a possible business combination with Multifoods due to the ongoing integration of the Jif and Crisco businesses as well as its consideration of other acquisition opportunities being explored by Smucker. The other food company, after reviewing the matter, advised Gary Costley that it did not see a strategic fit between its business and Multifoods. Gary Costley also spoke from time to time with Greenhill & Co., LLC about various strategic alternatives, including the possibility of Multifoods acquiring additional brands and possible business combinations involving Multifoods. As a result of these discussions, in 2003 Greenhill approached a number of companies concerning possible brand acquisitions and informally approached other companies about possible business combinations with Multifoods without generating interest.

In October and early November 2003, Multifoods had discussions with Greenhill & Co., LLC about possibly engaging Greenhill to advise Multifoods on strategic alternatives. A representative of Greenhill participated in a meeting of Multifoods’ board of directors on November 4, 2003 and discussed possible business strategies with the board. Following the November 4, 2003 board meeting, Multifoods’ management engaged Deloitte to conduct a study of the business and operations of Multifoods for the purpose of making recommendations to the board of directors on subjects of organizational restructuring and cost reduction.

Smucker continually reviews a variety of business opportunities, including potential strategic acquisitions, as part of its ongoing evaluation of the markets in which it operates and its strategy to broaden its product categories and expand its portfolio of center-of-the-store, North American icon brands. On January 10, 2004, Richard Smucker and Gary Costley met, at Richard Smucker’s request, during a food industry conference in Scottsdale, Arizona. This was the first discussion Richard Smucker had with Gary Costley regarding a possible business combination since Gary Costley approached Richard Smucker in March 2003. Richard Smucker indicated that Smucker would be interested in engaging in exploratory discussions regarding the strategic benefits of a possible business combination of the two companies. Several days later, Richard Smucker contacted Gary Costley again and reconfirmed that Smucker was interested in engaging in exploratory discussions regarding a possible business combination. During January 2004, Richard Smucker and Gary Costley had a series of discussions regarding Smucker’s interest in a business combination with Multifoods. During those discussions, Richard Smucker indicated that Smucker would be willing to pay Multifoods shareholders an attractive premium to the then-current per share price of Multifoods common stock if Smucker’s due diligence investigation of Multifoods supported such a valuation.

In response to Richard Smucker’s approach in January 2004, Gary Costley conferred with members of Multifoods’ board of directors and management, Multifoods’ outside legal advisor, Faegre & Benson LLP, and representatives of Greenhill & Co., LLC.

On January 29 and 30, 2004, during a regular meeting of Smucker’s board of directors, Smucker management updated the board on the discussions that had taken place between Richard Smucker and Gary Costley.

In February 2004, Smucker engaged William Blair & Company, L.L.C. to advise it on the financial aspects of a possible business combination with Multifoods.

On February 9, 2004, Smucker’s management met with an outside marketing consultant to review the brands owned and licensed by Multifoods.

At a regularly scheduled meeting of Multifoods’ board of directors on February 10, 2004, Gary Costley summarized discussions that he had had with Richard Smucker about Smucker’s interest in exploring a possible business combination with Multifoods. Gary Costley’s summary followed presentations by Deloitte on February 9 and February 10, 2004 relating to potential cost savings available to Multifoods on a “stand-alone” basis and a presentation on February 10, 2004 by John Byom, Senior Vice President, Finance and Chief Financial Officer of Multifoods, on year-to-date financial performance and management’s projected sales and earnings of Multifoods for the fiscal years 2004 through 2009, inclusive. Representatives of Greenhill & Co., LLC summarized the food and beverage merger and acquisition environment and reviewed with Multifoods’ board of directors Greenhill’s analysis of various strategic alternatives available to Multifoods, including continuing as an independent stand-alone public company or a possible sale of Multifoods or business combination with another company. In addition, Greenhill & Co., LLC presented a strategic and financial analysis of a combination with Smucker specifically. Faegre & Benson LLP reviewed the legal duties and responsibilities of Multifoods’ board of directors in connection with considering possible strategic alternatives available to Multifoods. The outside directors of Multifoods, in executive session, approved the retention of Greenhill & Co., LLC and authorized further discussions with Smucker by Gary Costley and Dolph von Arx, an outside director of Multifoods. The outside directors also requested that James Jenness, an outside director of Multifoods, be involved in the process.

Following the February 10, 2004 Multifoods’ board meeting, members of management of Smucker and Multifoods made arrangements for Multifoods’ management to make presentations to Smucker’s management and representatives. Smucker and Multifoods signed a confidentiality agreement with respect to a possible transaction on February 13, 2004.

On February 16, 2004, members of Multifoods’ management made presentations regarding the business and operations of Multifoods to members of Smucker’s management and its financial and legal advisors in Akron, Ohio. From February 16 through February 18, 2004, Smucker management discussed the possible benefits and risks of a possible transaction, reviewed written materials provided by Multifoods, made inquiries of Multifoods’ management and advisors and obtained additional details about Multifoods’ business and operations.

On February 19, 2004, members of Smucker’s management and its financial and legal advisors met with Multifoods’ management, Dolph von Arx, and its financial and legal advisors in Chicago, Illinois and submitted a preliminary, non-binding indication of interest for a business combination with Multifoods at a price of $22.50 per share, consisting of 80% Smucker common shares and 20% cash and subject to, among other conditions, satisfactory completion of legal and financial due diligence reviews. On February 20, 2004, the parties continued their meeting in Chicago, Illinois. Multifoods countered that a price of $28 per share was a more appropriate value of Multifoods. Smucker raised its proposed price to $23 per share, again consisting of 80% Smucker common shares and 20% cash. Smucker’s proposals included a 10% collar. This collar would have had the effect of Multifoods shareholders receiving a combination of Smucker common shares and cash with a value that was less than or greater than $22.50 or $23 per share of Multifoods common stock if the average closing price of Smucker common shares fluctuated by more than 10% of the then-current market price of Smucker common shares. Immediately following the meeting with Smucker in Chicago, Dolph von Arx and Gary Costley met with James Jenness to discuss Smucker’s proposal and possible further negotiations with Smucker.

Over the course of the weekend, on February 21 and February 22, 2004, Gary Costley had several conversations with Richard Smucker and conferred with Dolph von Arx, James Jenness and representatives of Greenhill & Co., LLC with respect to those conversations. During the conversations between Richard Smucker and Gary Costley, Smucker increased its proposed price, first to $24 per share and then to $25 per share, but emphasized that Smucker would not increase its offer beyond $25 per share.

Over the course of February 22 to February 25, 2004, Richard Smucker and Tim Smucker called each of Smucker’s non-management directors to update them on the status of the negotiations and the proposed $25 per share merger consideration.

On February 25, 2004, Multifoods’ board of directors held a special meeting. Dolph von Arx updated Multifoods’ board of directors on the meeting in Chicago and subsequent conversations with Smucker. Greenhill & Co., LLC provided Multifoods’ board of directors with its analysis of the preliminary non-binding proposal made by Smucker. At that meeting, Multifoods’ directors unanimously determined that Multifoods should continue discussions with Smucker and authorized Multifoods’ negotiating team to pursue contract negotiations. Multifoods’ board of directors also directed the negotiating team to attempt to negotiate a higher price per share and other terms that created greater certainty that the per share value of the merger to Multifoods shareholders would not decrease even if Smucker’s share price decreased substantially prior to the closing of the merger and to provide greater assurance that Smucker would be obligated to close a transaction if it was approved by Multifoods’ board of directors and publicly announced.

On February 25, 2004, Smucker’s board of directors held a special meeting and was updated by management and its advisors on the status of the discussions relating to the possible business combination with Multifoods. At that meeting, Smucker’s board of directors authorized continued discussions with Multifoods regarding a possible business combination.

On February 26, 2004, Smucker’s counsel delivered to Multifoods and its advisors a draft merger agreement in which the merger consideration would consist of 80% Smucker common shares and 20% cash. Beginning on February 26, 2004, legal, financial, operational and other representatives of Smucker negotiated issues relating to the transaction with representatives of Multifoods and performed due diligence on Multifoods’ business and operations in Minneapolis, Minnesota and at several Multifoods’ facilities in the United States and Canada. This review included, among other things, analyses of synergies that would be expected to result from a possible business combination as well as a review of legal and accounting issues. Smucker’s due diligence reviews continued until the merger agreement was signed on March 7, 2004.

After the board of directors meetings on February 25, 2004, Gary Costley and Richard Smucker had a series of discussions concerning the terms of a possible transaction. Gary Costley conferred regularly with Dolph von Arx, James Jenness, representatives of Greenhill & Co., LLC and legal counsel. Gary Costley sought to increase the proposed $25 per share price. Richard Smucker reconfirmed that Smucker was not willing to pay more than $25 per share, but was willing to consider proposals that would increase the certainty that Multifoods shareholders would receive consideration with a value of not less than $25 per share and that would increase the likelihood that the merger would be consummated absent a superior proposal.

On March 1, 2004, Multifoods’ counsel delivered comments on the draft merger agreement to Smucker and its advisors.

On March 2, 2004, members of Multifoods’ management, together with its legal and financial advisors, met in Akron, Ohio with Smucker’s management and advisors to conduct due diligence with respect to Smucker and continue their discussions of the terms of a possible transaction, including the transaction structure and pricing issues, and to negotiate the provisions of the merger agreement. Members of Smucker’s management made a presentation to Multifoods’ management and its advisors regarding Smucker’s business and operations. Subsequent to the meeting on March 2, 2004, Multifoods continued its due diligence review of Smucker’s business, operations and financial performance and the parties continued negotiations of the provisions of the merger agreement.

On March 4, 2004, Smucker’s board of directors held a special meeting to discuss the status of the deal negotiations and the proposed terms of the merger. During this meeting, Smucker’s management and its legal and financial advisors reviewed the material terms and conditions of the merger agreement as negotiated to date.

Smucker’s financial advisor, William Blair, reviewed its financial analysis of the merger consideration and potential synergies and discussed the financial terms of the transaction, including the negotiations that resulted in the increase of the proposed stock/cash merger consideration to $25 per share of Multifoods common stock.

On March 5, 2004, Multifoods’ board of directors held a special meeting to discuss the status of negotiations with Smucker. During the meeting, management of Multifoods reported on projected financial results for the fiscal year ended on February 28, 2004. Multifoods’ outside legal advisor, Faegre & Benson LLP, reviewed the fiduciary duties of Multifoods’ directors in considering the proposed transaction as compared to other possible alternatives and the material terms and conditions of the merger agreement as it was negotiated to date. Multifoods’ financial advisor, Greenhill & Co., LLC, reviewed its financial analysis of the merger consideration and discussed the financial terms of the transaction, including its analysis of stand-alone valuations of Multifoods, an overview of Smucker and its businesses, the strategic merits of the proposed transaction and various financial analyses and valuations relevant to the proposed transaction. Greenhill & Co., LLC also reviewed with Multifoods’ directors the approaches described above that had been made in calendar year 2003 to potential buyers of Multifoods, Multifoods’ efforts to expand its size and scale, and Greenhill & Co., LLC’s views on the very low likelihood of finding a buyer willing to pay a higher price than the price offered by Smucker. Greenhill indicated that it would be prepared to opine that the consideration to be received by Multifoods shareholders in the proposed transaction was fair from a financial point of view to Multifoods shareholders if the directors determined to proceed with the proposed transaction. Multifoods’ board of directors authorized continued negotiation of the terms and conditions of the merger agreement.

Negotiations relating to the terms and conditions of the merger agreement continued through the morning of March 7, 2004. Ultimately, Smucker and Multifoods agreed to merger consideration of $25 per share of Multifoods common stock, 20% of which would be payable in cash and 80% of which would be payable in Smucker common shares, with a limit on the number of Smucker common shares that would be issued in the merger and an increase in the amount of cash that would be received by Multifoods shareholders if this limit became applicable. Smucker also agreed that the surviving company of the merger would pay or be obligated for outstanding debt of Multifoods in the principal amount of approximately $340 million.

On March 7, 2004, Smucker’s board of directors met again to review with its legal and financial advisors the status of the negotiations and the proposed terms and conditions of the merger. Smucker’s outside legal advisor, Jones Day, presented an update regarding changes to the material terms and conditions of the merger agreement as previously discussed with Smucker’s board of directors on March 4, 2004. William Blair rendered to Smucker’s board of directors its oral opinion, which opinion was confirmed by delivery of a written opinion dated March 7, 2004, that as of that date and based on and subject to the matters described in its written opinion, the merger consideration to be paid by Smucker was fair, from a financial point of view, to Smucker. Smucker’s board of directors then considered the benefits and risks of the proposed business combination to Smucker and its shareholders. Following a discussion, Smucker’s board of directors unanimously determined that the merger was advisable, fair to, and in the best interests of, Smucker and its shareholders and approved the merger agreement.

On March 7, 2004, Multifoods’ board of directors met again to review with its legal and financial advisors the status of the negotiations and the proposed terms and conditions of the merger. Multifoods’ outside legal advisor, Faegre & Benson LLP, presented an update regarding the changes to the material terms and conditions of the merger agreement as previously discussed with Multifoods’ board of directors on March 5, 2004. Greenhill & Co., LLC rendered to Multifoods’ board of directors its oral opinion, which opinion was confirmed by delivery of a written opinion dated March 7, 2004, that as of that date and based on and subject to the matters described in its draft written opinion distributed to Multifoods’ board of directors, the merger consideration to be received by Multifoods shareholders was fair, from a financial point of view, to such shareholders. After further consideration and deliberation and following discussion, Multifoods’ board of directors unanimously determined that the merger agreement and the merger at the $25 per share merger consideration are advisable, fair to and in the best interests of Multifoods and its shareholders.

Following the March 7, 2004 board meetings of Smucker and Multifoods, Smucker and Multifoods signed the merger agreement. Tim Smucker and Richard Smucker, each individually and as a trustee of certain trusts for the benefit of members of the Smucker family, also entered into an agreement with Multifoods that requires them to vote their Smucker common shares for the proposal relating to the issuance of Smucker common shares in the merger. On the morning of March 8, 2004, Smucker and Multifoods issued a joint press release announcing the execution of the merger agreement and held a conference call to discuss the transaction and its terms with investors and analysts.

Smucker’s Reasons for the Merger; Recommendation of Smucker’s Board of Directors

Smucker’s board of directors has unanimously approved the merger agreement and determined that the terms of the merger agreement, including the issuance of Smucker common shares in the merger, are advisable, fair to and in the best interests of Smucker and its shareholders. Smucker’s board of directors unanimously recommends that Smucker shareholders vote FOR the proposal relating to the issuance of Smucker common shares in the merger.

In reaching its conclusion, Smucker’s board of directors considered, among other factors, the following:

•	the opinion of William Blair delivered to Smucker’s board of directors to the effect that, as of the date of the opinion and subject to the assumptions and qualifications stated in the opinion, the consideration to be paid to the holders of Multifoods common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to Smucker.

•	the views of Smucker management regarding the proposed merger and the expectation that the merger would improve Smucker’s earnings and cash flow, providing a solid foundation to accelerate growth and enhance shareholder value;

•	the synergies expected to be generated from the efficiencies of combining Smucker and Multifoods, supply-chain enhancements and leveraging the current selling, marketing and distribution networks, which are expected to result in cost savings ranging from $40 million to $60 million by the end of Smucker’s third full fiscal year following completion of the merger;

•	the complementary nature of the Smucker and Multifoods brands, the expanded categories of the combined company and its increased market presence in Canada;

•	the enhanced strategic and market position of the combined company;

•	the financial strength of the combined company and its ability to pursue new product development and acquisition opportunities;

•	the compatibility of Smucker’s distribution channels and customers with those of the Multifoods businesses;

•	the greater scale and marketing representation of the combined company and its ability to take advantage of increased cross-branding and cross-promotion opportunities in the center of the store;

•	the expectation that the combined earnings power of Smucker and Multifoods will allow Smucker to continue its historic strong dividend payment practice;

•	the expectation that the compatibility of Smucker’s and Multifoods’ corporate values, basic beliefs and business ethics will facilitate a smooth integration of their businesses; and

•	information concerning the business, assets, liabilities, financial performance and condition and prospects of Smucker and Multifoods.

Smucker’s board of directors also considered certain countervailing factors in its deliberations relating to the merger, including:

•	the possibility that the increased revenues and earnings expected to result from the merger would fail to materialize;

•	the possibility that the synergies and cost savings expected to result from the merger may not be achieved;

•	the challenges of integrating the Multifoods businesses into Smucker;

•	so-called “golden-parachute” and change-in-control payments, as well as the payment of severance costs, in connection with the merger;

•	the possible disruption of Smucker’s business that might result from the announcement of the merger and the diversion of management’s attention from Smucker’s current businesses because of the merger;

•	the dilution of Smucker shareholders’ voting power that would result from the issuance of Smucker common shares in the merger; and

•	the possibility that the merger may not be consummated and the potential adverse consequences if the merger is not consummated.

The foregoing discussion of the information and factors discussed by Smucker’s board of directors is not meant to be exhaustive but is believed to include all material factors considered by it. Smucker’s board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the merger agreement, including the issuance of Smucker common shares in the merger, are advisable, fair to, and in the best interests of, Smucker and its shareholders. Rather, Smucker’s board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. As a result of its consideration of the foregoing and other relevant considerations, Smucker’s board of directors unanimously approved the merger agreement and determined that the terms of the merger agreement, including the issuance of Smucker common shares in the merger, are advisable, fair to and in the best interests of Smucker and its shareholders.

Opinion of Smucker’s Financial Advisor

William Blair was retained to act as a financial advisor to Smucker in connection with its proposed merger or other transaction with Multifoods and related matters. As part of its engagement, Smucker requested William Blair to render a fairness opinion relating to the merger. On March 7, 2004, William Blair delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the merger consideration to be paid by Smucker to holders of Multifoods common stock pursuant to the merger agreement was fair, from a financial point of view, to Smucker.

William Blair provided the opinion described above for the information and assistance of Smucker’s board of directors in connection with its consideration of the merger. William Blair’s opinion to Smucker’s board of directors was one of many factors taken into consideration by Smucker’s board of directors in making its determination to approve the merger agreement. The terms of the merger agreement and the exchange ratio in the merger, however, were determined through negotiations between Smucker and Multifoods and were approved by Smucker’s board of directors. William Blair provided financial advice to Smucker during these negotiations. However, William Blair did not recommend to Smucker any specific exchange ratio or other form of consideration or that any specific exchange ratio or other form of consideration constituted the only appropriate consideration for the proposed merger.

The full text of William Blair’s written opinion, dated March 7, 2004, is attached as Annex C to this document and incorporated into this document by reference. You are urged to read the entire opinion carefully to learn about the assumptions made, general procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. William Blair’s opinion relates only to the fairness, as of the date of the opinion and from a financial point of view to Smucker, of the merger consideration to be paid by Smucker in connection with the merger pursuant to the merger agreement, does not address any other aspect of the proposed merger or any related transaction, and does not constitute a recommendation to any shareholder as to how that shareholder should vote at any special meetings. William Blair did not address the merits of the underlying decision by Smucker to engage in the merger. The following summary of William Blair’s opinion is qualified in its entirety by reference to the full text of the opinion. William Blair’s opinion was directed to Smucker’s board of directors for its benefit and use in evaluating the fairness of the merger consideration. We urge you to read the opinion carefully and in its entirety.

In connection with its opinion, William Blair examined or discussed:

•	the terms and conditions set forth in the draft of the merger agreement, dated March 7, 2004, based on the assumption that the final form of the agreement would not differ in any material respect from the draft provided;

•	the audited historical financial statements of Smucker and Multifoods for each of the years in the three-year period ended April 30, 2003 and March 1, 2003, respectively;

•	the unaudited interim financial statements of Smucker for each of the six-month periods ended October 31, 2002 and October 31, 2003 and of Multifoods for each of the nine-month periods ended November 30, 2002 and November 29, 2003;

•	certain (i) internal business, operating and financial information and forecasts of Smucker and Multifoods prepared by senior management of Smucker and Multifoods, respectively; (ii) information regarding the strategic, financial and operational benefits anticipated from the merger and the prospects of Smucker (with and without the merger) prepared by senior management of Smucker; and (iii) the pro forma impact of the merger on the earnings per share of Smucker based on certain pro forma financial information prepared by the senior management of Smucker, which are referred to as the “forecasts” throughout this description of its opinion;

•	information provided by senior management of Smucker regarding the amount and timing of cost savings and related expenses and potential synergies which senior management of Smucker expects will result from the merger, which are referred to as the “expected synergies” throughout this description of its opinion;

•	information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	the financial position and operating results of Smucker and Multifoods compared with those of certain other publicly traded companies William Blair deemed relevant;

•	current and historical market prices and trading volumes of the common stock of Smucker and Multifoods; and
•	certain other publicly available information regarding Smucker, Multifoods and their industries.

William Blair also held discussions with members of the senior management of Smucker and Multifoods to discuss the foregoing, the past and current business operations, and the financial condition and future prospects, of Smucker and Multifoods. William Blair also held discussions with Smucker’s board of directors and Smucker’s legal counsel to discuss Multifoods, the merger and the results of its analysis and examination, considered such other matters that it deemed relevant to its inquiry, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant or appropriate.

In conducting its review and analysis and rendering its opinion, William Blair assumed and relied, without any duty of independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of its opinion, including, without limitation, the forecasts provided by senior management. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities (contingent or otherwise) or solvency of Smucker or Multifoods. William Blair was advised by the senior management of Smucker that the forecasts and the expected synergies examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Smucker. In that regard, William Blair assumed, with the consent of Smucker’s board of directors, that (1) the forecasts would be achieved and the expected synergies will be realized in the amounts and at the times contemplated thereby and (2) all material assets and liabilities (contingent or otherwise) of Smucker and Multifoods were as set forth in Smucker’s and Multifoods’ financial statements. William Blair assumes no liability for, and expressed no opinion with respect to, the forecasts or the expected synergies or the estimates and judgments on which they were based.

William Blair further assumed, with the consent of Smucker’s board of directors, that the merger will qualify as a reorganization for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code, and that neither Smucker nor Multifoods will recognize material income, gain or loss for U.S. federal or other income tax purposes as a result of the merger. William Blair has not independently verified that such tax treatment will be available with respect to the merger and expresses no view with respect to the tax treatment that will be required to be applied to the merger. In addition, William Blair assumed, with the consent of Smucker’s board of directors, that, following the consummation of the merger, no indemnification payments with respect to any taxes or otherwise will be required to be made by Smucker as a result of the merger. William Blair relied as to all legal, tax and accounting matters on advice of counsel, tax advisors and auditors to Smucker. In rendering its opinion, William Blair assumed that:

•	the final terms of the merger agreement would not vary materially from those set forth in the last draft it reviewed;

•	the merger will be consummated on the terms described in the merger agreement, without any waiver of any material terms or conditions by Smucker or Multifoods; and

•	all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Smucker or on the expected benefits of the transaction contemplated by the merger agreement.

William Blair did not express any opinion as to the price at which Smucker common shares or shares of Multifoods common stock will trade at any future time or as to the effect of the merger on the trading price of Smucker common shares. The trading price may be affected by a number of factors, including, but not limited to:

•	dispositions of Smucker common shares by shareholders within a short period of time after the effective date of the merger;

•	changes in the prevailing interest rates and other factors which generally influence the price of securities;

•	adverse changes in the current capital markets;

•	the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Smucker or of Multifoods or in the markets they serve;

•	any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and

•	timely completion of the merger.

William Blair was not asked to consider and its opinion did not address the merits of the underlying decision by Smucker to engage in the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Smucker or the effect of any other transaction in which Smucker might engage. William Blair’s opinion was based upon economic, market, financial and other conditions existing on and as could be evaluated as of, and other information disclosed to William Blair as of, the date of such opinion. The opinion noted that subsequent developments might affect its opinion and that William Blair disclaimed any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with Smucker’s board of directors and the senior management of Smucker the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does describe the principal elements of analyses made by William Blair in arriving at its opinion.

Selected Public Company Analysis

William Blair reviewed and compared certain financial information relating to Smucker and Multifoods to corresponding financial information, ratios and public market multiples for certain publicly traded companies with operations in the food industry that William Blair deemed relevant. The companies selected by William Blair were:

•	American Italian Pasta Company
•	Campbell Soup Company
•	ConAgra Foods, Inc.
•	Dean Foods Company
•	Fresh Del Monte Produce Inc.
•	General Mills, Inc.
•	Hershey Foods Corporation
•	H.J. Heinz Company
•	J & J Snack Foods Corp.
•	John B. Sanfilippo & Son, Inc.
•	Kellogg Company
•	Kraft Foods Inc.
•	Nestle SA
•	Ralcorp Holdings, Inc.
•	Riviana Foods Inc.
•	Seneca Foods Corporation
•	The Hain Celestial Group, Inc.
•	Tootsie Roll Industries, Inc.
•	Tyson Foods, Inc.
•	Wm. Wrigley Jr. Company

William Blair selected these companies because they are the publicly traded companies that engage in businesses reasonably comparable to those of Multifoods. None of the selected companies is identical to Smucker or Multifoods. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Among the information William Blair considered was revenue; earnings before interest, taxes, depreciation and amortization (commonly referred to as “EBITDA”); earnings before interest and taxes (commonly referred to as “EBIT”); and earnings per share (commonly referred to as “EPS”). William Blair analyzed the selected companies in terms of the equity market value plus book value of debt, less cash and cash equivalents (“enterprise value”) as a multiple of revenue, EBITDA, and EBIT and the stock price of equity as a multiple of EPS. The operating results and the corresponding derived multiples for Multifoods and each of the selected companies were based on each company’s most recent available publicly disclosed financial information for the last 12 months (“LTM”) and closing share prices as of March 5, 2004. The enterprise value of the transaction is based on the common equity value implied by the merger consideration per share of $25 (payable in Smucker common shares and cash), plus the book value of total debt, less cash and cash equivalents assumed to be included in the merger.

William Blair then compared the implied transaction multiples for the merger to the range of trading multiples for the selected companies. Information regarding the multiples from William Blair’s analysis of selected publicly traded companies is set forth in the following table.

	Implied Transaction Multiples	Selected Public Company Valuation Multiples
Multiple		Minimum	Median	Mean	Maximum

Enterprise Value/LTM Revenue	0.92x	0.37x	1.70x	1.81x	4.62x
Enterprise Value/LTM EBITDA	9.9x	5.0x	10.8x	10.4x	17.0x
Enterprise Value/LTM EBIT	13.1x	6.4x	13.4x	13.4x	19.4x
Merger Consideration/LTM EPS	19.1x	7.0x	18.1x	19.4x	29.4x

Selected M&A Transactions Analysis

William Blair performed an analysis of selected recent business combinations in the branded food industry consisting of transactions announced and closed since 1999 and based on publicly available information. In total, William Blair examined 31 transactions that were chosen based on William Blair’s judgment that they were generally similar, in whole or in part, to the proposed merger. The selected transactions were not intended to be representative of the entire range of possible transactions in the industry. The 31 transactions examined were (target/acquirer):

•	Bakery Chef, Inc. / Ralcorp Holdings, Inc.
•	Ben & Jerry’s Homemade Inc. / Unilever N.V.
•	Bestfoods / Unilever N.V.
•	CarPro, Inc. / CSM N.V.
•	Celestial Seasonings / Hain Food Group, Inc.
•	Chef America, Inc. / Nestle SA
•	Chock Full O’Nuts Corporation / Sara Lee Corporation
•	Dean Foods Company / Suiza Foods Corporation
•	Diageo plc’s Pillsbury Food Business / General Mills, Inc.
•	Dole Food Company, Inc. / Management
•	H.J. Heinz Company (8 brands) / Del Monte Foods Company
•	Imperial Sugar Co.’s Diamond Crystal Brands Business / Hormel Foods Corporation
•	International Home Products Inc. / ConAgra Foods, Inc.
•	Kamps AG / Barilla Holding SpA
•	Keebler Foods Company / Kellogg Company
•	Metz Baking Co. / The Earthgrains Company
•	Michaels Foods, Inc. / Investor Group
•	Mrs. Smith’s Bakeries, Inc. / The Schwan Food Company
•	Nabisco Holdings Corp. / Philip Morris Companies Inc.
•	Pfizer Inc.’s Adams Confectionary Business / Cadbury Schweppes plc
•	The Procter & Gamble Company (Jif & Crisco Businesses) / The J. M. Smucker Company
•	The Quaker Oats Company / PepsiCo, Inc.
•	Snack Foods Limited / Campbell Soup Company
•	Snapple Beverage Corp. / Cadbury Schweppes plc
•	The Earthgrains Co. / Sara Lee Corporation
•	The Turkey Store Company (Jerome Foods, Inc.) / Hormel Foods Corporation
•	Tomkins plc (European Food Bus.) / Doughty Hanson & Co.
•	UB Frozen and Chilled Foods / H.J. Heinz Company
•	Vlasic Foods International, Inc.’s North American Business / Hicks, Muse, Tate & Furst Company
•	WLR Foods, Inc. / Pilgrim’s Pride Corporation
•	Worthington Foods, Inc. / Kellogg Company

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of the merger, none of these transactions or associated companies is identical to the merger, Smucker or Multifoods. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Multifoods versus the values of the companies in the selected transactions.

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of LTM revenue, EBITDA, EBIT and the equity value as a multiple of net income prior to the announcement of these transactions. William Blair compared the resulting range of transaction multiples of revenue, EBITDA, EBIT and net income for the selected transactions to the implied transaction multiples for the merger. Information regarding the multiples from William Blair’s analysis of selected transactions is set forth in the following table:

	Implied Transaction Multiples	Selected Transaction Valuation Multiples
Multiple		Minimum	Median	Mean	Maximum

Enterprise Value/LTM Revenue	0.92x	0.35x	1.11x	1.42x	3.89x
Enterprise Value/LTM EBITDA	9.9x	5.8x	10.8x	11.2x	18.9x
Enterprise Value/LTM EBIT	13.1x	7.0x	17.2x	15.9x	29.6x
Equity Value/LTM Net Income	19.4x	8.2x	20.3x	25.0x	53.5x

Premiums Paid Analysis

William Blair reviewed available data from 128 domestic public transactions, in which 100% of the target was acquired, announced since January 1, 2001 and with equity values between $250 million and $1 billion. Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week and one month prior to the announcement of the transaction, for all 128 transactions. William Blair noted that the reasons for, and circumstances surrounding, each of the transactions reviewed were diverse and that the premiums fluctuate among different industry sectors and based on perceived growth, synergies, strategic value and type of consideration utilized in the transaction.

William Blair compared the range of resulting per share stock price premiums for the reviewed transactions to the premiums implied by the merger based on Multifoods common stock prices one day, one week and one month prior to an assumed announcement on March 8, 2004. William Blair noted that none of the selected companies is identical to Multifoods and, accordingly, any analysis of these transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison of the percentage purchase price premium implied by the merger versus the percentage purchase price premiums of these transactions.

Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:

		Premium Paid Data Percentile

Premium Period	Implied Transaction Premium	Minimum		25th	50th	75th	Maximum

One Day Prior	27.4%	(8.4%	)	8.6%	20.9%	35.7%	98.0%
One Week Prior	28.7%	(12.0%	)	9.5%	24.9%	42.6%	107.6%
One Month Prior	29.2%	(28.2%	)	12.6%	31.1%	58.2%	252.9%

Discounted Cash Flow Analysis

William Blair utilized the forecasts and the expected synergies provided by the management of Smucker to perform a discounted cash flow analysis of Multifoods’ projected future cash flows for the period commencing April 30, 2004 and ending April 30, 2009. Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for Multifoods (taking into account expected synergies). In this analysis, William Blair assumed terminal value multiples ranging from 9.0x to 11.0x the projected 2009 EBITDA and discount rates ranging from 6% to 10%. William Blair selected the EBITDA terminal value range based on William Blair’s review of, among other matters, the trading multiples of the selected companies and the transaction multiples of selected transactions referenced herein. William Blair determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of Multifoods and other comparable companies that William Blair deemed relevant in its expertise and judgment. William Blair aggregated (1) the present value of the free cash flows over the applicable forecast period with (2) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. An equity value per share was determined by subtracting the net debt assumed to be included in the transaction from the enterprise value and dividing the resulting equity value by Multifoods’ diluted share count. The implied range of enterprise values for Multifoods, including the expected synergies, implied by the discounted cash flow analysis ranged from approximately $900 million to $1.3 billion, as compared to the implied transaction value of the merger of approximately $838 million. The implied equity values per share of Multifoods, including the expected synergies, implied by the discounted cash flow analysis ranged from approximately $29 to $48. The discounted cash flow analysis performed by William Blair assumed that all of the synergies identified by the management of Smucker, including the cost savings and related expenses and potential synergies which senior management of Smucker expects will result from the merger, would be realized in full and on a timely basis following completion of the merger.

Earnings Accretion/Dilution Analysis

William Blair analyzed the pro forma impact of the merger on projected fiscal year 2005 and 2006 earnings per share of Smucker following the merger, assuming the merger closes June 30, 2004. William Blair utilized Multifoods’ and Smucker’s projected earnings for 2005 and 2006 as set forth in the forecasts provided by the management of Smucker. William Blair’s analysis included assumptions regarding, among other matters, various structural considerations, the estimated allocation of purchase price to amortizable intangible assets and expected synergies provided by the management of Smucker. William Blair compared the earnings per share of Smucker common shares, on a stand-alone basis, to the earnings per share of the common shares of the combined company on a pro forma basis for Smucker’s 2005 and 2006 fiscal years. The results of the pro forma merger analysis suggested that the transaction would be accretive to Smucker on an earnings per share basis in fiscal 2005 and 2006, assuming achievement of the expected synergies anticipated by Smucker management to result from the merger and excluding one-time costs associated with the merger. The results of William Blair’s analysis are not necessarily indicative of future operating results or financial position. The actual results achieved by Smucker may vary from projected results, and the variations may be material.

General

The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be paid by Smucker. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Smucker, Multifoods or the merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by such analyses.

Engagement of William Blair

William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. William Blair is familiar with Smucker, having provided certain investment banking services to Smucker and its board of directors from time to time, including having acted as financial advisor with respect to Smucker’s acquisition of the Jif and Crisco businesses from The Procter & Gamble Company in June of 2002, having acted as the investment banker for Smucker’s common share reclassification, repurchase and associated financing in 2000, and having acted as a financial advisor to Smucker in connection with, and having participated in, certain of the negotiations leading to, the merger agreement. William Blair may also provide services to Smucker in connection with the arrangement or completion of financing for the merger. In addition, in the ordinary course of its business, William Blair and its affiliates may beneficially own or actively trade shares of common stock and other securities of Smucker or Multifoods for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities.

Smucker hired William Blair based on its qualifications and expertise in providing financial advice to companies and on its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement, dated February 10, 2004, William Blair was paid a retainer fee of $250,000 for its role as financial advisor and an additional $250,000 upon the delivery of its opinion, dated March 7, 2004, as to the fairness to Smucker, from a financial point of view, of the merger consideration to be paid by Smucker pursuant to the terms and subject to the conditions set forth in the merger agreement. In addition, under the terms of the February 10, 2004 letter agreement, William Blair will receive an additional fee of $1,500,000 contingent upon consummation of the merger. William Blair may also receive compensation for services provided to Smucker in connection with the arrangement or completion of financing for the merger. In addition, Smucker has agreed to reimburse William Blair for all of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify William Blair against certain liabilities that may arise out of its engagement.

Multifoods’ Reasons for the Merger; Recommendation of Multifoods’ Board of Directors

Multifoods’ board of directors has unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to and in the best interests of Multifoods and its shareholders. Multifoods’ board of directors unanimously recommends that Multifoods shareholders vote FOR the proposal to adopt and approve the merger agreement and the merger and the transactions contemplated by the merger agreement.

In reaching its conclusion, Multifoods’ board of directors considered, among other factors, the following:

•	the financial aspects of the merger, including:

—	the price per share, which represents a premium of 29.4% over the average closing price of Multifoods common stock during the 20 consecutive trading days ending on March 5, 2004, and a 27.4% premium over the March 5, 2004 closing price, the last trading day prior to the day the proposed merger was announced, and represents a multiple of Multifoods’ estimated enterprise value/EBITDA of 10.2 for fiscal year 2004;

—	provisions in the merger agreement that assure that the per share value of the merger to Multifoods shareholders would not decrease regardless of any decrease in the price of Smucker common shares during the period between the date of signing the merger agreement and the beginning of the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger;

—	the intended tax-free structure of the merger (except with respect to the cash that Multifoods shareholders would receive), bearing in mind that some Multifoods shareholders would not benefit from that structure;

•	the benefits of the merger compared to the prospects of continuing to operate Multifoods and its businesses on a stand-alone basis, taking into account:

—	the cost savings identified by Deloitte that may result from a restructuring of the businesses of Multifoods as recommended by Deloitte;

—	the risks associated with implementing and achieving the goals of the restructuring;

—	uncertainty regarding the ability of existing management to achieve the goals of the restructuring and difficulties of attracting new management given the size and scale of Multifoods;

—	the lack of size and scale of Multifoods in the product categories in which it competes, even if the cost savings were to be achieved and the restructuring were to succeed;

—	the slow growth of the product categories in which Multifoods competes;

—	the financial strength of General Mills, Inc. and other competitors in the baking aisle;

—	the difficulties of food companies that focus on high-carbohydrate products;

—	the difficulty of passing on to consumers cost increases in commodity ingredients; and

—	that Multifoods’ fiscal year 2004 performance was at the low end of analysts’ 2004 estimates;

•	the synergies expected to result from the merger and the strategic merits of the merger, including the view of Multifoods’ board of directors on the stock performance prospects of Multifoods common stock if Multifoods continued on a stand-alone basis as compared to Smucker common shares after giving effect to a merger with Multifoods;

•	information concerning the business, assets, liabilities, financial performance and conditions and prospects of Smucker and Multifoods;

•	the successful record of Smucker in integrating the Crisco and Jif businesses and the financial strength and greater scale of the combined company;

•	Multifoods’ inability to increase the breadth of its product lines through acquisitions of new brands of interest to Multifoods because of the lack of willing sellers of those brands;

•	the belief of Multifoods’ board of directors, and the view of its financial advisor, Greenhill & Co., LLC, that there were a limited number of potential buyers and that there was a very low likelihood of finding a buyer willing to pay a higher price than the price Smucker offered;

•	provisions in the merger agreement that permit Multifoods’ board of directors to withdraw its recommendation of the merger agreement and the merger, respond to unsolicited third-party proposals and terminate the merger agreement to accept a superior proposal, and the belief of Multifoods’ board of directors, after consultation with its legal counsel, that these provisions and the termination fee should not preclude an effective post-signing market check;

•	the belief of Multifoods’ board of directors, after consultation with its legal counsel, that there are not significant regulatory issues associated with the merger and there are limited conditions to closing in the merger agreement, creating greater certainty that Smucker will be required to consummate the merger in the absence of a superior proposal; and

•	the opinion of Greenhill & Co., LLC to Multifoods’ board of directors to the effect that, on the date of the opinion and subject to the various considerations set forth in its opinion, the consideration to be paid to the holders of Multifoods common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to the Multifoods shareholders.

Multifoods’ board of directors also considered certain risks and other countervailing factors in its deliberations relating to the merger. Among other things, Multifoods’ board of directors considered:

•	The possibility that the cost savings identified by Deloitte could be achieved; however, Multifoods’ board of directors concluded that the merger consideration was greater than the present value of Multifoods’ projected stock price assuming the restructuring was successful, based on the mid-point of a discounted cash flow analysis valuation range provided by Greenhill & Co., LLC.

•	The possibility that the merger may not be consummated and the potential adverse consequences if the merger is not consummated, including possible disruption to Multifoods’ businesses that might result from the announcement of the merger, the diversion of management’s attention and delay in the implementation of Deloitte’s recommendations. In response to this concern, Multifoods’ board of directors instructed its advisors to negotiate, and its advisors did negotiate, limited conditions to closing that substantially reduced this risk.

•	The possibility that another acquiror may offer a higher bid to acquire Multifoods. Throughout the negotiations, Multifoods’ board of directors considered whether to approach other parties that might be interested in a potential business combination. Smucker repeatedly indicated that it would not be willing to proceed with discussions if Multifoods engaged in negotiations with other parties. Ultimately, Multifoods’ board of directors concluded, after consultation with Greenhill & Co., LLC, that there were few other parties likely to be interested in a business combination with Multifoods, that there was a very low likelihood that these prospective purchasers would be willing to offer a higher price than the $25 per share being offered by Smucker and that it was in the best interests of Multifoods and its shareholders to proceed with the Smucker transaction if Multifoods was able to negotiate satisfactory termination rights and a satisfactory termination fee. Multifoods’ board of directors and its advisors were able to negotiate a lower termination fee than that requested by Smucker and to negotiate the right of Multifoods’ board of directors to terminate the merger agreement prior to a shareholder vote in the event of a superior proposal.

•	The challenges of integrating Multifoods’ businesses into Smucker, the fact that the price of Smucker common shares was at an all-time high and the possible effect of announcing the merger on the price of Smucker common shares. In response to Multifoods’ concerns, Smucker agreed to provisions which assure Multifoods shareholders that the value of the merger consideration paid to Multifoods shareholders will be $25 per share in cash and Smucker common shares, with the stock portion of this amount based on the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger.

The foregoing discussion of the information and factors discussed by Multifoods’ board of directors is not meant to be exhaustive but is believed to include all material factors it considered. Multifoods’ board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable, fair to and in the best interests of Multifoods and its shareholders. Rather, Multifoods’ board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. As a result of its consideration of the foregoing and other relevant considerations, Multifoods’ board of directors unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to and in the best interests of Multifoods and its shareholders.

Opinion of Multifoods’ Financial Advisor

Greenhill & Co., LLC was retained to act as a financial advisor to Multifoods in connection with consideration of a potential transaction involving Multifoods. As part of its engagement, Multifoods requested that Greenhill render a fairness opinion relating to the merger. On March 7, 2004, Greenhill delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the merger consideration to be paid by Smucker to holders of Multifoods common stock pursuant to the merger agreement was fair, from a financial point of view, to Multifoods shareholders.

Greenhill provided the opinion described above for the information and assistance of Multifoods’ board of directors in connection with its consideration of the merger. Greenhill’s opinion to Multifoods’ board of directors was one of many factors taken into consideration by Multifoods’ board of directors in making its determination to approve the merger agreement. The terms of the merger agreement and the amount and form of merger consideration, however, were determined through negotiations between Multifoods and Smucker and were approved by Multifoods’ board of directors. Greenhill provided financial advice to Multifoods during these negotiations. However, Greenhill did not recommend to Multifoods any specific amount or form of consideration or advise Multifoods that the amount or form of consideration constituted the only appropriate amount or form of consideration for the proposed merger.

The full text of Greenhill’s written opinion, dated March 7, 2004, is attached as Annex D to this document and incorporated into this document by reference. You are urged to read the entire opinion carefully to learn about the assumptions made, general procedures followed, matters considered and limits on the scope of the review undertaken by Greenhill in rendering its opinion. Greenhill’s opinion relates only to the fairness, as of the date of the opinion and from a financial point of view, to Multifoods shareholders of the merger consideration to be paid by Smucker in connection with the merger pursuant to the merger agreement, does not address any other aspect of the proposed merger or any related transaction, and does not constitute a recommendation to Multifoods’ board of directors or to any shareholder as to how that shareholder should vote at any special meetings. Greenhill was not requested to opine to, and Greenhill’s opinion did not in any manner address, the underlying business decision by Multifoods to enter into the merger agreement. The following summary of Greenhill’s opinion is qualified in its entirety by reference to the full text of the opinion. Greenhill’s opinion was directed to Multifoods’ board of directors for its benefit and use in evaluating the fairness, from a financial point of view, to Multifoods shareholders of the merger consideration. We urge you to read the opinion carefully and in its entirety.

In arriving at its opinion, Greenhill performed numerous tasks and analyses, including the following:

•	it reviewed the merger agreement, dated March 7, 2004, and certain related documents;

•	it reviewed certain publicly available financial statements of Multifoods;

•	it reviewed certain other publicly available business and financial information relating to Multifoods that it deemed relevant;

•	it reviewed certain information, including financial forecasts and other financial and operating data concerning Multifoods, prepared by the management of Multifoods;

•	it discussed the past and present operations and financial condition and the prospects of Multifoods with senior executives of Multifoods;

•	it reviewed the historical market prices and trading activity for Multifoods common stock and analyzed its implied valuation multiples;

•	it reviewed certain publicly available financial statements of Smucker;

•	it reviewed certain other publicly available business and financial information relating to Smucker that it deemed relevant;

•	it reviewed certain information, including financial forecasts and other financial and operating data concerning Smucker, prepared by the management of Smucker;

•	it discussed the past and present operations and financial condition and the prospects of Smucker with senior executives of Smucker;

•	it reviewed the historical market prices and trading activity for Smucker common shares and analyzed its implied valuation multiples;

•	it compared the value of the merger consideration with that received in certain publicly available transactions that it deemed relevant;

•	it compared the value of the merger consideration with the trading valuations of certain publicly traded companies that it deemed relevant;

•	it reviewed and discussed with senior executives of Multifoods and Smucker the outlook for Multifoods and Smucker as a combined company;

•	it participated in discussions and negotiations among representatives of Multifoods and its legal advisors and Smucker and its legal advisors; and

•	it performed such other analyses and considered such other factors as it deemed appropriate.

Greenhill also held discussions with Multifoods’ board of directors and Multifoods’ legal counsel to discuss Smucker, the merger and the results of its analysis and examination, and considered such other matters that it deemed relevant to its inquiry, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant or appropriate.

In conducting its review and analysis and rendering its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by representatives and management of Multifoods and Smucker for the purposes of its opinion and further relied upon the assurances of the representatives and management of Multifoods and Smucker that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Multifoods and Smucker and other data with respect to Multifoods and Smucker that were furnished or otherwise provided to it, Greenhill assumed that such projections and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Multifoods and Smucker as to those matters. Greenhill expressed no opinion with respect to such projections and data or the assumptions upon which they were based. In addition, Greenhill did not make any independent valuation or appraisal of the assets or liabilities of Multifoods or Smucker, nor was Greenhill furnished with any such appraisals.

In addition, Greenhill assumed that the merger will be consummated in accordance with the terms set forth in the final, executed merger agreement (after satisfaction and not waiver of the conditions to closing of the merger), which Greenhill has further assumed would be identical in all material respects to the latest draft thereof that Greenhill reviewed.

Greenhill was not requested to opine to, and its opinion did not in any manner address, the underlying business decision by Multifoods to proceed with or effect the merger. Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion. Greenhill’s opinion noted that subsequent developments may affect its opinion and Greenhill does not have any obligation to update, revise, or reaffirm its opinion unless reasonably requested by Multifoods to update its opinion.

In connection with its review and analysis and rendering its opinion, Greenhill performed stand-alone valuations of Multifoods, a stand-alone valuation of Smucker and a transaction valuation analysis and also considered the degree of likelihood that Multifoods would be able to effect a transaction for a higher per share price than the merger consideration. The following is a summary of the material financial analyses performed and material factors considered by Greenhill to arrive at its opinion. Greenhill performed certain procedures, including each of the financial analyses described below, and reviewed with Multifoods’ board of directors and the senior management of Multifoods the assumptions upon which such analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Greenhill in this regard, it does describe the principal analyses made by Greenhill in arriving at its opinion.

Stand-Alone Valuations

Stand-Alone Valuations of Multifoods

In connection with its stand-alone valuation of Multifoods, Greenhill (i) reviewed Multifoods common stock performance over a three-year period ending March 5, 2004, (ii) reviewed recent analyst commentary on Multifoods and the analysts’ consensus earnings estimates for Multifoods’ fiscal year 2004 (which were on average $1.37 per share as compared to Multifoods’ own earnings estimate of $1.30 per share), (iii) utilized Multifoods’ management forecasts to perform a discounted cash flow analysis of Multifoods’ projected future cash flows for the period commencing March 1, 2004 and ending February 28, 2009, and (iv) reviewed and compared certain financial information, ratios and public market multiples relating to Multifoods to corresponding financial information, ratios and public market multiples for certain publicly traded companies with operations in the food industry that Greenhill deemed relevant.

Using discounted cash flow methodology, Greenhill calculated the present values of the projected free cash flows for Multifoods without giving effect to the potential implementation of the Deloitte stand-alone restructuring plan. In this analysis, Greenhill assumed a long-term perpetual growth rate ranging from 1% to 2% and discount rates ranging from 8.5% to 9.5%. Greenhill selected the long-term perpetual growth rate range based on Greenhill’s review of, among other matters, the long-term growth prospects of businesses similar to Multifoods and the terminal EBITDA multiples implied by these assumptions that Greenhill deemed appropriate based on its expertise and judgment. Greenhill determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of Multifoods, including consideration of certain factors specific to Multifoods’ capital structure. Greenhill aggregated (1) the present value of the free cash flows over the applicable forecast period with (2) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. An equity value per share was determined by subtracting the net debt assumed to be included in the merger from the enterprise value and dividing the resulting equity value by Multifoods’ diluted share count. The equity value per share of Multifoods common stock implied by the discounted cash flow analysis ranged from $21.10 to $25.20 (assuming an 8.5% weighted average cost of capital), from $18.85 to $22.37 (assuming a 9% weighted average cost of capital) and from $16.87 to $19.90 (assuming a 9.5% weighted average cost of capital). Based on Multifoods’ average closing price of $19.36 for the 20 consecutive trading days ending on March 5, 2004, discounted cash flow methodology implied that Multifoods was reasonably valued by the public markets and that a premiums-paid analysis to determine a fair acquisition price was appropriate.

In addition, Greenhill performed a separate discounted cash flow analysis of Multifoods utilizing the same assumptions and methodology described above and also assuming the realization of estimated cost savings from the potential implementation of the Deloitte restructuring plan. Based on the belief of

Multifoods’ management (which Greenhill was not asked to, and did not, attempt to verify) that there were significant risks associated with the execution of certain of Deloitte’s recommendations to achieve the identified cost savings, Greenhill used the low end of Deloitte’s estimated cost savings for purposes of its analysis. The equity value per share of Multifoods common stock implied by the discounted cash flow analysis, giving effect to the potential restructuring savings, ranged from $23.36 to $27.78 (assuming an 8.5% weighted average cost of capital), from $20.96 to $24.73 (assuming a 9% weighted average cost of capital) and from $18.83 to $22.09 (assuming a 9.5% weighted average cost of capital).

Stand-Alone Valuation of Smucker

In connection with its stand-alone valuation of Smucker, Greenhill (i) reviewed Smucker common share performance over a three-year period ending March 5, 2004, (ii) reviewed recent analyst commentary on Smucker and the analysts’ consensus earnings estimates for Smucker for the last seven quarters (with Smucker on average outperforming the analysts’ consensus by 9.3%), (iii) utilized Smucker management guidance and consensus Wall Street analysts’ forecasts to perform a discounted cash flow analysis of Smucker’s projected future cash flows for the period commencing May 1, 2004 and ending April 30, 2009, and (iv) reviewed and compared certain financial information, ratios and public market multiples relating to Smucker to corresponding financial information, ratios and public market multiples for certain publicly traded companies with operations in the food industry that Greenhill deemed relevant.

Using discounted cash flow methodology, Greenhill calculated the present values of the projected free cash flows for Smucker. In this analysis, Greenhill assumed a long-term perpetual growth rate ranging from 2% to 3% and discount rates ranging from 7.5% to 8.5%. Greenhill selected the long-term perpetual growth rate range based on Greenhill’s review of, among other matters, the long-term growth prospects of businesses similar to Smucker and the terminal EBITDA multiples implied by these assumptions that Greenhill deemed appropriate based on its expertise and judgment. Greenhill determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of Smucker. The weighted averaged cost of capital used in the valuation of Smucker was slightly less than that used in the Multifoods stand-alone valuation due to the absence in the case of Smucker of a premium on small capitalization companies on the cost of equity, Smucker’s lower cost of debt and Smucker’s lower beta (a common investment banking term used to refer to the sensitivity of a rate of return of a given stock compared to the rate of return of the market as a whole). Greenhill aggregated (1) the present value of the free cash flows over the applicable forecast period with (2) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. An equity value per share was determined by subtracting the net debt assumed to be included in the merger from the enterprise value and dividing the resulting equity value by Smucker’s diluted share count. The equity value per share of Smucker implied by the discounted cash flow analysis ranged from $50.98 to $60.41 (assuming a 7.5% weighted average cost of capital), from $46.63 to $54.26 (assuming an 8% weighted average cost of capital) and from $42.94 to $49.23 (assuming an 8.5% weighted average cost of capital). Based on Smucker’s average closing price of $49.34 for the 20 consecutive trading days ending March 5, 2004, discounted cash flow methodology implied Smucker was reasonably valued by the public markets and that a premiums paid analysis to determine a fair acquisition price was appropriate.

Selected Public Company Analysis

In connection with its stand-alone valuations, Greenhill also reviewed and compared certain financial information, ratios and public market multiples relating to Multifoods and Smucker that it deemed relevant to corresponding publicly available financial information, ratios and public market multiples for certain publicly traded companies with operations in the food industry that Greenhill deemed relevant.

Greenhill selected a group of publicly traded U.S. food companies for Multifoods and Smucker that engage in businesses reasonably comparable to those of Multifoods and Smucker. None of the selected companies is identical to Smucker or Multifoods. Accordingly, Greenhill’s analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of the operating statistics and trading multiples of the selected publicly traded companies. In evaluating the comparable companies, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of such companies to Multifoods and Smucker and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

Among the information Greenhill considered was revenue, EBITDA, EBIT and EPS. Greenhill analyzed the selected companies in terms of, among other measures, their enterprise value as a multiple of revenue, EBITDA and EBIT and the stock price of equity as a multiple of EPS. The operating results and the corresponding derived multiples for Multifoods, Smucker and each of the selected companies were based on each company’s most recent available publicly disclosed and projected financial information and closing share prices as of March 3, 2004. The enterprise value of the merger was based on the common equity value implied by the merger consideration of $25 per share of Multifoods common stock (payable in Smucker common shares and cash), plus the book value of total debt, less cash and cash equivalents assumed to be included in the merger.

Greenhill compared the operational performance and trading statistics of both Multifoods and Smucker relative to a group of comparable publicly traded companies in order to ascertain whether the stock prices of the two companies as of the date of the opinion represented a reasonable value for each company based on publicly available information. The purpose of this analysis was to determine whether Multifoods’ stock price as of the date of Greenhill’s opinion was an appropriate point from which to analyze the premium paid by Smucker and to determine the fairness, from a financial point of view, of the value Multifoods’ shareholders would receive, based upon the public information as of the date of Greenhill’s opinion. Both companies were determined by Greenhill to be reasonably valued by the public markets. Consequently, Greenhill concluded that a premiums paid analysis to determine a fair acquisition price was appropriate.

Transaction Valuation Analysis

Greenhill performed various transaction valuation analyses in connection with rendering its opinion, including a selected precedent transactions analysis, a premiums paid analysis, an earnings accretion/dilution analysis and a combined Multifoods-Smucker discounted cash flow analysis.

Selected Precedent Transactions Analysis

Greenhill performed an analysis of selected recent business combinations in the branded food industry consisting of transactions announced and closed since 2000 and based on publicly available information. Transactions were chosen based on Greenhill’s judgment that they were generally similar, in whole or in part, to the proposed merger.

Although Greenhill analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of the merger, none of these transactions or associated companies is identical to the merger, Smucker or Multifoods. Accordingly, Greenhill’s analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Multifoods versus the values of the companies in the selected transactions. In evaluating the precedent transactions, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of those companies to Multifoods and Smucker and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

Greenhill reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of revenue, EBITDA and EBIT and the stock price of the target company as a multiple of EPS prior to the announcement of these transactions. Greenhill compared the resulting range of transaction multiples of revenue, EBITDA, EBIT and EPS for the selected transactions to the implied transaction multiples for the merger.

Given the prominence of the Pillsbury baking desserts and mixes business within Multifoods’ portfolio as well as the Martha White and Hungry Jack businesses, Greenhill relied heavily on General Mills’ acquisition of the entirety of Pillsbury for $10.5 billion in July 2000 as a comparable transaction to the proposed merger. The merger equated to a 10.2x enterprise value / EBITDA multiple, which was slightly lower than the 10.4x enterprise value / EBITDA multiple General Mills paid to acquire Pillsbury. Greenhill believed that a discount to the General Mills – Pillsbury multiple was appropriate for several reasons, including that (i) many of the non-Pillsbury businesses in Multifoods would be valued at a lower multiple than the non-Pillsbury businesses that General Mills acquired; (ii) Multifoods licenses the Pillsbury trademark versus the outright ownership General Mills acquired; and (iii) Multifoods’ scale under the Pillsbury brand is much less significant than the Pillsbury refrigerated dough position in the General Mills transaction. Greenhill therefore identified a range between $22 – $25 per share, equating to a 9.5x – 10.2x EBITDA multiple, as an appropriate valuation range based on a comparison of precedent transactions and the General Mills – Pillsbury transaction in particular.

Premiums Paid Analysis

Greenhill reviewed available data from 412 domestic public transactions announced between March 1, 2001 and March 1, 2004 involving targets with enterprise values between $300 million and $1.5 billion and all-stock consideration, partial stock-cash consideration or all-cash consideration. Specifically, Greenhill analyzed the acquisition price per share as a premium to the average closing share price for the 20 consecutive trading-day period ending on the date prior to the announcement of the transaction. Greenhill also applied the same criteria to review those of the 412 transactions that were announced since March 1, 2003 in order to capture premiums paid in a more recent transaction environment. Premiums in all-stock transactions averaged 21.2% and 15.2% in the last three years and one year, respectively. Premiums in stock-cash transactions averaged 29.1% and 23.9% in the last three years and one year, respectively. Greenhill noted that the reasons for, and circumstances surrounding, each of the transactions reviewed were diverse and that the premiums fluctuated among different industry sectors and based on perceived growth, synergies, strategic value and type of consideration utilized in the transaction. None of the targets in the reviewed transactions is identical to Multifoods and, accordingly, Greenhill’s analysis of these transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison of the percentage purchase price premium implied by the merger versus the percentage purchase price premiums of these transactions.

Greenhill compared the range of resulting per share stock price premiums for the reviewed transactions to the premiums implied by the merger based on Multifoods’ 12-month average common stock price, its average stock price since its November 5, 2003 announcement reducing its fiscal year 2004 earnings estimates and long-term sales and earnings-per-share growth, its average closing stock price for the 20 consecutive trading days ending March 5, 2004 and its stock price as of March 5, 2004. The merger consideration implied premiums that were in-line with or higher than each of the per share stock price premiums referred to in the immediately preceding sentence. For example, Smucker’s proposed $25 per share acquisition price represented a 29.4% premium to Multifoods’ 20 consecutive day trading average ending March 5, 2004 compared to 21.2% and 15.2% as the average premiums paid in the last three years and one year, respectively, for all-stock transactions and to 29.1% and 23.9% as the average premiums paid in the last three years and one year, respectively, for stock-cash transactions.

Earnings Accretion/Dilution Analysis

Greenhill analyzed the pro forma impact of the merger on projected fiscal years 2005 – 2009 earnings per share of Smucker following the merger. Greenhill utilized Multifoods’ and Smucker’s projected earnings as set forth in the forecasts provided by the management of Multifoods, consensus Wall Street estimates for Smucker and Smucker’s management guidance. Greenhill’s analysis included assumptions regarding, among other matters, expected synergies provided by the management of Multifoods and the potential benefit of net operating losses identified by Multifoods’ management. Greenhill further assumed the combined company’s cost of debt to be 7.5%. Greenhill compared the earnings per share of Smucker common shares, on a stand-alone basis, to the earnings per share of the common shares of the combined company on a pro forma basis for Smucker’s 2005 – 2009 fiscal years. The results of the pro forma merger analysis suggested that the merger would be accretive to Smucker on an earnings per share basis in fiscal years 2005 – 2009, assuming achievement of the expected synergies anticipated by Multifoods’ management to result from the merger and excluding one-time costs associated with the merger. The results of Greenhill’s analysis are not necessarily indicative of future operating results or financial position. The actual results achieved by Smucker may vary from projected results, and the variations may be material. This accretion implied that the value in Smucker common shares that Multifoods shareholders would receive was reasonable after giving effect to the consummation of the merger.

Combined Multifoods-Smucker Discounted Cash Flow Analysis

In order to determine a potential valuation for Multifoods and Smucker following the consummation of the merger, Greenhill utilized Multifoods’ management forecasts and a combination of consensus Wall Street estimates for Smucker and guidance from Smucker management to perform a discounted cash flow analysis of the combined entity’s projected future cash flows for the period commencing May 1, 2004 and ending April 30, 2009. Greenhill’s analysis included assumptions regarding, among other matters, expected synergies provided by the management of Multifoods and the potential benefit of net operating losses identified by Multifoods’ management. Using discounted cash flow methodology, Greenhill calculated the present values of the projected free cash flows for Multifoods and Smucker combined. In this analysis, Greenhill assumed a long-term perpetual growth rate ranging from 2% to 3% and discount rates ranging from 7.5% to 8.5%, consistent with the same assumptions utilized in the discounted cash flow analysis of Smucker on a stand-alone basis. Greenhill aggregated (1) the present value of the free cash flows over the applicable forecast period with (2) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. An equity value per share was determined by subtracting the net debt assumed to be included in the merger from the enterprise value and dividing the resulting equity value by the pro forma diluted share count. The equity value per share of Multifoods-Smucker combined implied by the discounted cash flow analysis ranged from $57.11 to $69.23 (assuming a 7.5% weighted average cost of capital), from $51.51 to $61.33 (assuming an 8% weighted average cost of capital) and from $46.78 to $54.87 (assuming an 8.5% weighted average cost of capital). This range implied that the value in Smucker common shares that Multifoods shareholders would receive in the merger was reasonable after giving effect to the consummation of the merger.

Other Considerations

In connection with its review and analysis and rendering its opinion, Greenhill also considered that throughout 2003 it informally approached certain other potential acquirors of Multifoods without generating interest; that, in its opinion, the strategic merits of the proposed merger with Smucker will be highly scrutinized by other potential acquirors; and that, in its opinion, the likelihood of finding a buyer willing to pay a higher price than Smucker was low.

General

The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Greenhill to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Greenhill was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available. Greenhill did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the merger consideration to be paid by Smucker. Rather, in reaching its conclusion, Greenhill considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Greenhill did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Greenhill believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Smucker, Multifoods or the merger. In performing its analyses, Greenhill made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Greenhill are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which Multifoods might actually be sold.

Engagement of Greenhill

Greenhill is familiar with Multifoods’ businesses and assets, having represented General Mills in its divestiture of the Pillsbury baking and desserts mix business, Hungry Jack and Martha White to Multifoods in 2001. Multifoods hired Greenhill based on its qualifications and expertise in providing financial advice to companies and on its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement, dated February 10, 2004, between Multifoods and Greenhill, Greenhill will receive from Multifoods a fee equivalent to 0.80% of the transaction enterprise value contingent upon consummation of the merger (approximately $6.72 million, assuming an enterprise value of Multifoods of $840 million). In addition, Multifoods has agreed to reimburse Greenhill for its out-of-pocket expenses (including fees and expenses of its counsel), not to exceed $50,000 without the advance consent of Multifoods, reasonably incurred by it in connection with its services and will indemnify Greenhill against certain liabilities that may arise out of its engagement.

Interests of Certain Persons in the Merger

Smucker’s Directors and Executive Officers

Smucker’s directors and executive officers beneficially owned, as of the record date for the Smucker special meeting, approximately [    ]% of the outstanding Smucker common shares, including those Smucker common shares underlying outstanding Smucker stock options. In addition, as of March 31, 2004, Richard Smucker owned 3,884 shares of Multifoods common stock. Richard Smucker intends to retain his shares of Multifoods common stock through the effective date of the merger.

Multifoods’ Directors and Executive Officers

Multifoods’ directors and executive officers beneficially owned, as of the record date for the Multifoods special meeting, approximately [    ]% of the outstanding shares of Multifoods common stock, including those shares of Multifoods common stock underlying outstanding Multifoods stock options, shares of restricted Multifoods common stock and restricted stock units.

When considering the recommendation of Multifoods’ board of directors with respect to the merger, Multifoods shareholders should be aware that Multifoods’ directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Multifoods shareholders and the interests of Multifoods shareholders generally. These interests include, among other things, the following:

•	Under the terms of the employment agreement entered into between Gary Costley and Multifoods, if, following the merger, his employment is terminated by Multifoods or its successor for any reason or he elects to resign his employment with Multifoods or its successor for any reason, in each case within 180 days after the effective date of the merger, he will be entitled to 36 equal monthly installments in an aggregate amount equal to three times his annual base salary, plus three times his average annual bonus over the past three fiscal years, plus the greater of 65% of his base salary for the fiscal year preceding the fiscal year of the merger or the amount of his annual bonus for the fiscal year. No annual bonuses have been paid to Dr. Costley over any of the past three fiscal years. In addition, Dr. Costley is entitled to gross-up payments in the event that he is subject to so-called “golden parachute” excise taxes as a result of any amounts paid or distributed to him pursuant to his employment agreement or otherwise.

•	Under the terms of the change-in-control severance agreements entered into between executive officers of Multifoods (other than Gary Costley) and Multifoods, if, during the two year period following the merger, an executive officer’s employment with Multifoods or its successor is terminated by Multifoods or its successor other than for cause or disability or by the executive officer for good reason, the executive officer is entitled to a lump sum payment in cash equal to up to two and one half times the executive officer’s annual base salary, plus the employee’s average annual incentive award over the past three fiscal years. No annual incentive awards have been made to the executive officers over any of the past three fiscal years. In addition, certain executive officers are entitled to gross-up payments in the event that they are subject to so-called “golden parachute” excise taxes as a result of any amounts paid or distributed to them pursuant to the change-in-control severance agreements or otherwise.

•	Under the terms of the memorandum of understanding between Frank Bonvino and Multifoods, if his employment with Multifoods is terminated by Multifoods for any reason other than for cause or by Mr. Bonvino for good reason, he is entitled to a severance payment equal to his annual base salary as in effect immediately prior to his termination of employment. This benefit is in addition to any severance benefit payable to him pursuant to his change-in-control severance agreement.

•	Under the terms of the Multifoods Management Incentive Plan, if the merger occurs in the first six months of the award year, which corresponds to Multifoods’ fiscal year, executive officers are entitled to 100% of their target awards for the award year, and if the merger occurs in the second six months of the award year, executive officers are entitled to 100% of the incentive compensation they would have otherwise been paid for the full award year based on the greater of target or anticipated results.

•	Under the terms of the Multifoods Management Benefit Plan, benefits payable to executive officers will become vested (to the extent they are not already vested at the effective time of the merger) and, provided the executive officer does not elect prior to the merger to waive this entitlement, immediately payable in a single lump sum payment, in each case, as a result of the merger. In addition, executive officers are entitled to gross-up payments in the event that they are subject to so-called “golden parachute” excise taxes as a result of any payments pursuant to the Multifoods Management Benefit Plan.

•	Under the terms of the Multifoods Supplemental Deferred Compensation Plan, benefits payable to executive officers will become vested (to the extent they are not already vested at the effective time of the merger) and, provided the executive officer does not elect prior to the merger to waive this entitlement, immediately payable in a single lump sum payment, in each case, as a result of the merger. In addition, executive officers are entitled to gross-up payments in the event that they are subject to so-called “golden parachute” excise taxes as a result of any payments pursuant to the Multifoods Supplemental Deferred Compensation Plan.

•

Under the terms of the Multifoods Deferred Income Capital Accumulation Plan, provided the executive officer or non-employee director does not elect prior to the merger to waive this entitlement, benefits payable to executive officers and non-employee directors will become payable in an immediate lump sum as a result of the merger. In addition, certain executive officers are entitled to gross-up payments in the event that they are subject to so-called “golden parachute” excise taxes as a result of any payments pursuant to the Multifoods Deferred Income Capital Accumulation Plan.

It is presently estimated, based on certain assumptions, including, among other assumptions, an assumed value of Multifoods common stock of $25 per share, an assumed merger date of June 30, 2004 and certain actuarial and other assumptions used to calculate lump sum payments under the Management Benefit Plan, the Supplemental Deferred Compensation Plan, the Deferred Income Capital Accumulation Plan and the applicable gross-up payments (if any), that if the merger occurs, the following executive officers will be entitled to severance and other benefits in the following approximate amounts (assuming that the executive officers become entitled to severance benefits, as described above), which, in some cases, include so-called “golden parachute” gross-up payments.

CHANGE OF CONTROL SUMMARY(1)

	Severance Amount		Management Incentive Plan	Management Benefit Plan(3)	Supplemental Deferred Compensation Plan(4)	Deferred Income Capital Accumulation Plan(4)	Gross-Up Payments		Totals

Frank W. Bonvino	1,155,000	(2)	264,000	1,204,500	198,874	0	714,640		3,537,014

John E. Byom	825,000		264,000	91,200	73,276	0	471,768		1,725,244

Randall W. Cochran	643,750		206,000	8,700	33,830	0	351,221		1,243,501

Gary E. Costley	2,810,500		770,000	642,800	552,065	0	2,136,308		6,911,673

Ralph P. Hargrow	750,000		240,000	28,100	52,303	0	415,296		1,485,699

Martin Jamieson	703,125		225,000	0	0	0	0		928,125

Dennis R. Johnson	530,000		106,000	279,900	58,905	82,485	274,375	(5)	1,331,665

Gregory J. Keup	270,000		90,000	0	0	0	0		360,000

Jill W. Schmidt	255,000		85,000	0	0	0	0		340,000

James H. White	650,000		208,000	5,600	26,215	0	0	(5)	889,815

Totals	$8,592,375		$2,458,000	$2,260,800	$995,468	$82,485	$4,363,608		$18,752,736

(1)	Six senior management employees of Multifoods, who are not executive officers of Multifoods, will be entitled to benefits under change-in-control severance agreements if, during the two-year period following the merger, the senior management employee’s employment with Multifoods or its successor is terminated by Multifoods or its successor, other than for cause or disability, or by the senior management employee for good reason. In the aggregate, these six senior management employees of Multifoods will be entitled to $1,027,635 of severance compensation. In addition, these six senior management employees will be entitled to distributions totaling $308,381 under the Multifoods Management Incentive Plan, assuming a merger date of June 30, 2004.

(2)	$330,000 of Mr. Bonvino’s total $1,155,000 severance amount is pursuant to the memorandum of understanding between Mr. Bonvino and Multifoods. This $330,000 amount is payable upon termination of employment regardless of whether there is a change-in-control.

(3)	Each amount listed (other than the amount listed for Mr. Cochran) reflects the lump-sum payment of the estimated present value (as of June 30, 2004) of a benefit that has already vested as of April 5, 2004 or, in the case of Mr. Hargrow, will vest prior to June 30, 2004, in each case for reasons unrelated to the merger or the merger agreement and that, absent the merger, would be payable as an annuity. The amount listed for Mr. Cochran takes into account the benefits payable to him that will become vested as a result of the merger.

(4)	Each amount listed reflects the lump-sum payment of the balance as of June 30, 2004 that has already vested as of April 15, 2004 for reasons unrelated to the merger or the merger agreement and that, absent the merger, would be payable upon the termination of the individual’s employment.

(5)	Based on the assumptions set forth above the amount of the severance and other benefits (as well as other compensation-related items taken into consideration for purposes of calculating the golden parachute excise tax) to which Mr. White is entitled as a result of the merger will not trigger the golden parachute excise tax. As a result, no gross-up payment is listed for Mr. White. However, in the event some or all of these assumptions change as of the effective time of the merger, Mr. White could be subject to the golden parachute excise tax, and therefore, entitled to a gross-up payment as a result of the merger.

•	Under the terms of the Multifoods 1986 Stock Option Incentive Plan, Part I of the Multifoods 1989 Stock-Based Incentive Plan and the Multifoods 1997 Stock-Based Incentive Plan, stock options issued to executive officers that were not previously vested and exercisable will become vested and exercisable as a result of the merger (in the case of stock options issued under the 1997 plan) or approval by Multifoods shareholders of the merger (in the case of stock options issued under the 1986 or 1989 plans).

•	Under the terms of the Multifoods 1997 Stock-Based Incentive Plan and the individual agreements entered into pursuant to such plan, restricted stock units issued to executive officers will become vested, to the extent not previously vested, and restrictions thereon will lapse, as a result of the merger, and the shares of Multifoods common stock covered by the restricted stock units will be delivered to the executive officers.

•	Under the terms of the Multifoods 1997 Stock-Based Incentive Plan and the individual agreements entered into pursuant to such plan, restricted stock issued to executive officers will become vested to the extent not previously vested, and all restrictions thereon will lapse, as a result of the merger.

•	Under the terms of Part II of the Multifoods 1989 Stock-Based Incentive Plan and the individual agreements entered into pursuant to such plan, all stock options and restricted stock issued to non-employee directors that were not previously vested will become vested, and all restrictions on restricted stock will lapse as a result of approval by the Multifoods shareholders of the merger.

The following table shows the number of stock options held by executive officers and directors that will vest as a result of the merger or approval by Multifoods shareholders of the merger assuming a merger date of June 30, 2004, the number of shares of restricted stock held by executive officers and directors that will vest as a result of the merger assuming a merger date of June 30, 2004 or approval by Multifoods shareholders of the merger assuming a merger date of June 30, 2004 and the number of restricted stock units that will vest as a result of the merger assuming a merger date of June 30, 2004:

Name	Stock Options	Restricted Stock	Restricted Stock Units

Claire L. Arnold	0	5,324	0

Frank W. Bonvino	39,333	1,110	20,050

John E. Byom	14,166	0	18,450

Randall W. Cochran	11,049	4,000	8,850

Gary E. Costley	179,416	1,500	77,000

Ralph P. Hargrow	14,499	125	18,550

Isiah Harris, Jr.	0	417	0

Martin Jamieson	11,333	0	9,000

James M. Jenness	0	2,902	0

Dennis R. Johnson	16,366	150	6,800

Gregory J. Keup	7,000	0	6,500

Joseph G. Parham	0	192	0

J. David Pierson	0	385	0

Nicholas L. Reding	0	12,106	0

Name	Stock Options	Restricted Stock	Restricted Stock Units

Jill W. Schmidt	12,166	0	6,000

Dan C. Swander(1)	75,000	15,000	0

Dolph W. von Arx	0	4,077	0

James H. White	9,049	5,776	9,350

(1)	Mr. Swander ceased to be an executive officer of Multifoods effective February 28, 2004.

•	Multifoods’ directors and executive officers are entitled to indemnification against certain liabilities arising from acts or omissions occurring at or prior to the effective time of the merger (including acts or omissions relating to the merger).

•	Multifoods’ directors and executive officers are covered by directors’ and officers’ liability insurance.

The Smucker and Multifoods boards of directors were aware of these arrangements during their respective deliberations on the merits of the merger and in deciding to recommend that you vote for the approval of the proposals presented at your special meeting.

Accounting Treatment

The merger will be accounted for as a business combination using the “purchase” method of accounting. Smucker will be the acquirer for financial accounting purposes.

Regulatory Matters

Under the HSR Act, Smucker and Multifoods were required to give notification and furnish information to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and to wait until the expiration or termination of the specified waiting period before they can complete the merger. On March 17, 2004, Smucker and Multifoods submitted the required regulatory filings to the Federal Trade Commission and the Antitrust Division. In addition, the merger is subject to state antitrust laws and could be the subject of challenges by state attorneys general under those laws, or by private parties under federal or state antitrust laws.

The merger requires notice to the Commissioner of Competition under the pre-merger notification requirements of the Canadian Competition Act. A transaction subject to pre-merger notification may not be completed until a pre-merger filing has been submitted to the Commissioner of Competition and the relevant waiting period has expired or been waived by the Commissioner of Competition. Upon application by the parties, the Commissioner of Competition may issue an advance ruling certificate where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Canadian Competition Act. If the Commissioner of Competition issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. On March 17, 2004, Smucker and Multifoods filed an application for an advance ruling certificate with the Canadian

Competition Bureau in respect of the merger, following which an advance ruling certificate was issued by the Canadian Competition Bureau on March 29, 2004.

In addition, exemptions are required from the registration and prospectus requirements of the securities laws of those Canadian provinces where residents will be receiving shares or other securities of Smucker pursuant to the merger. To the extent statutory exemptions are not available in any such local jurisdiction, Smucker will apply for and obtain exemptive relief prior to the closing of the merger.

Other than the foregoing Canadian legislation, Smucker is not aware of any foreign governmental approvals or actions that are required for completion of the merger. Nonetheless, in connection with the merger, the laws of a number of foreign countries and jurisdictions in which Smucker conducts its business may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in those countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on Smucker’s operations conducted in those countries and jurisdictions as a result of the merger. If those approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event that a filing or application is made for the requisite foreign approvals or consents, we cannot assure you that those approvals or consents will be granted and, if those approvals or consents are received, we cannot assure you as to when those approvals or consents will be received.

Dissenters’ Appraisal Rights of Smucker Shareholders

Smucker shareholders are not entitled to any dissenters’ appraisal rights under the Ohio Revised Code.

Dissenters’ Appraisal Rights of Multifoods Shareholders

Under the General Corporation Law of the State of Delaware, which we refer to throughout this document as the “DGCL,” any Multifoods shareholder who does not wish to accept the merger consideration has the right to dissent from the merger and to seek an appraisal of, and to be paid the “fair value” (exclusive of any element of value arising from the accomplishment or expectation of the merger) for his or her shares of Multifoods common stock as determined under Section 262 of the DGCL, so long as the shareholder complies with the provisions of Section 262 of the DGCL.

Holders of record of Multifoods common stock who do not vote in favor of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise dissenters’ appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in shares of Multifoods common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect dissenters’ appraisal rights.

The following discussion is not a complete statement of the law pertaining to dissenters’ appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is reprinted in its entirety as Annex E and incorporated into this document by reference. All references in Section 262 of the DGCL and in this summary to a “shareholder,” “stockholder” or “holder” are to the record holder of the shares of common stock as to which dissenters’ appraisal rights are asserted.

Under Section 262 of the DGCL, holders of shares of Multifoods common stock who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their Multifoods common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of these shares of Multifoods common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by that court.

Under Section 262 of the DGCL, when a proposed merger is to be submitted for approval at a meeting of shareholders, the corporation, not less than 20 days prior to the meeting, must notify each of its shareholders who was a shareholder on the record date for this meeting with respect to shares for which dissenters’ appraisal rights are available, that dissenters’ appraisal rights are so available, and must include in this required notice a copy of Section 262 of the DGCL.

This document constitutes the required notice to the holders of these shares of Multifoods common stock and the applicable statutory provisions of the DGCL are attached to this document as Annex E. Any Multifoods shareholder who wishes to exercise his or her dissenter’s appraisal rights or who wishes to preserve his or her right to do so should review the following discussion and Annex E carefully, because failure to timely and properly comply with the procedures specified in Annex E will result in the loss of dissenters’ appraisal rights under the DGCL.

A holder of Multifoods common stock wishing to exercise his or her dissenter’s appraisal rights (a) must not vote in favor of the adoption of the merger agreement and (b) must deliver to Multifoods before the taking of the vote on the merger agreement at the Multifoods special meeting a written demand for appraisal of his or her Multifoods common stock. This written demand for appraisal must be separate from any proxy or vote abstaining from the vote on the merger or against the merger. This demand must reasonably inform Multifoods of the identity of the shareholder and of the shareholder’s intent thereby to demand appraisal of his or her shares. A holder of Multifoods common stock wishing to exercise his or her dissenter’s appraisal rights must be the record holder of these shares of Multifoods common stock on the date the written demand for appraisal is made and must continue to hold these shares of Multifoods common stock through the effective date of the merger. Accordingly, a holder of Multifoods common stock who is the record holder of Multifoods common stock on the date the written demand for appraisal is made, but who thereafter transfers these shares of Multifoods common stock prior to consummation of the merger, will lose any right to appraisal in respect of these shares of Multifoods common stock.

Only a holder of record of Multifoods common stock is entitled to assert dissenters’ appraisal rights for the shares of Multifoods common stock registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates. If the shares of Multifoods common stock are held of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Multifoods common stock is held of record by more than one holder as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint holders. An authorized agent, including one or more joint holders, may execute a demand for appraisal on behalf of a holder of record. The agent, however, must identify the record holder or holders and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the holder or holders. A record holder such as a broker who holds Multifoods common stock as nominee for several beneficial owners may exercise dissenters’ appraisal rights with respect to the shares of Multifoods common stock held for one or more beneficial owners while not exercising dissenters’ appraisal rights with respect to the Multifoods common stock held for other beneficial owners. In this case, the written demand should set forth the number of shares of Multifoods common stock as to which appraisal is sought. When no number of shares of Multifoods common stock is expressly mentioned, the demand will be presumed to cover all Multifoods common stock in brokerage accounts or other nominee forms held by such record holder, and those who hold shares in brokerage accounts or other nominee forms and who wish to exercise dissenters’ appraisal rights under Section 262 of the DGCL are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal should be sent or delivered to International Multifoods Corporation, 110 Cheshire Lane, Suite 300, Minnetonka, Minnesota 55305, Attention: General Counsel.

Within ten days after the effective date of the merger, the surviving company will notify each former Multifoods shareholder who has properly asserted dissenters’ appraisal rights under Section 262 of the DGCL and has not voted in favor of the merger agreement, of the date the merger became effective.

Within 120 days after the effective date of the merger, but not thereafter, the surviving company or any former Multifoods shareholder who has complied with the statutory requirements summarized above may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Multifoods common stock that are entitled to dissenters’ appraisal rights. Neither Smucker nor Acquisition Sub is under any obligation to and neither of them has any present intention to file a petition with respect to the appraisal of the fair value of the Multifoods common stock. Accordingly, it is the obligation of shareholders wishing to assert dissenters’ appraisal rights to take all necessary action to perfect and maintain their dissenters’ appraisal rights within the time prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the merger, any former Multifoods shareholder who has complied with the requirements for exercise of dissenters’ appraisal rights will be entitled, upon written request, to receive from the surviving company a statement setting forth the aggregate number of shares of Multifoods common stock not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been timely received and the aggregate number of former holders of these shares of Multifoods common stock. These statements must be mailed within ten days after a written request therefor has been received by the surviving company or within ten days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.

If a petition for an appraisal is filed timely with the Delaware Court of Chancery by a former Multifoods shareholder and a copy thereof is served upon the surviving company, the surviving company will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly certified list containing the names and addresses of all former shareholders who have demanded appraisal of their shares of Multifoods common stock and with whom agreements as to value have not been reached. After notice to such former shareholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery may conduct a hearing on such petition to determine those former shareholders who have complied with Section 262 of the DGCL and who have become entitled to dissenters’ appraisal rights thereunder. The Delaware Court of Chancery may require the former shareholders who demanded appraisal of their shares of Multifoods common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding. If any former shareholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such former shareholder.

After determining which, if any, former Multifoods’ shareholders are entitled to appraisal, the Delaware Court of Chancery will appraise their shares of Multifoods common stock, determining their “fair value,” exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Multifoods shareholders considering seeking appraisal should be aware that the fair value of their shares of Multifoods common stock as determined under Section 262 of the DGCL could be more than, the same as or less than the value of the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares of Multifoods common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings.

In addition, Delaware courts have decided that a shareholder’s statutory appraisal remedy may or may not be a dissenter’s exclusive remedy, depending on the factual circumstances.

The costs of the appraisal action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a former Multifoods shareholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any former Multifoods shareholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all of the shares of Multifoods common stock entitled to appraisal.

Any holder of Multifoods common stock who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the consummation of the merger, be entitled to vote the shares of Multifoods common stock subject to this demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Multifoods common stock (except dividends or other distributions payable to holders of record of Multifoods common stock as of a record date prior to the effective date of the merger).

If any shareholder who properly demands appraisal of his or her Multifoods common stock under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in Section 262 of the DGCL, that shareholder’s shares of Multifoods common stock will be converted into the right to receive the consideration payable with respect to these shares of Multifoods common stock in accordance with the merger agreement (without interest). A Multifoods shareholder will fail to perfect, or effectively lose or withdraw, his or her right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective date of the merger, or if the shareholder delivers to Multifoods or the surviving company, as the case may be, a written withdrawal of his or her demand for appraisal. Any attempt to withdraw an appraisal demand more than 60 days after the effective date of the merger will require the written approval of the surviving company and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

Failure to follow the steps required by Section 262 of the DGCL for perfecting dissenters’ appraisal rights may result in the loss of these rights, in which event a Multifoods shareholder will be entitled to receive the consideration payable with respect to his or her shares of Multifoods common stock in accordance with the merger agreement (without interest).

Delisting and Deregistration of Multifoods Common Stock

If the merger is completed, Multifoods common stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934. The shareholders of Multifoods will become shareholders of Smucker and their rights as shareholders will be governed by applicable Ohio law and by Smucker’s articles of incorporation and regulations. Smucker shareholders will continue to own their Smucker common shares after the merger, and Smucker common shares will continue to be listed on the New York Stock Exchange under the symbol “SJM.” See “Comparison of Rights of Shareholders” beginning on page [    ].

Federal Securities Laws Consequences; Resale Restrictions

All Smucker common shares that will be distributed to Multifoods shareholders in the merger will be freely transferable, except for restrictions applicable to “affiliates” of Multifoods and except that resale restrictions may be imposed by securities laws in non-U.S. jurisdictions insofar as subsequent trades are made within these jurisdictions. Persons who are deemed to be affiliates of Multifoods may resell Smucker common shares received by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Multifoods generally include executive officers, directors and holders of more than 10% of the outstanding shares of Multifoods. The merger agreement requires Multifoods to cause each of its directors and executive officers who Multifoods believes may be deemed to be affiliates of Multifoods to execute a written agreement to the effect that those persons will not sell, assign or transfer any of the Smucker common shares issued to them in the merger unless that sale, assignment or transfer has been registered under the Securities Act of 1933, is in conformity with Rule 145 under the Securities Act of 1933 or is otherwise exempt from the registration requirements under the Securities Act of 1933.

This document does not cover any resales of the Smucker common shares to be received by Multifoods shareholders in the merger, and no person is authorized to make any use of this document in connection with any resale.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes material U.S. federal income tax consequences of the merger to Multifoods shareholders. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations promulgated under the Internal Revenue Code, court decisions, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect.

This discussion is limited to holders who hold shares of Multifoods common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, such as tax-exempt organizations, foreign persons or entities, financial institutions, insurance companies, broker-dealers, holders who hold shares of Multifoods common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of Multifoods common stock and one or more investments, holders with a “functional currency” (as defined in the Internal Revenue Code) other than the U.S. dollar, and persons who acquired shares of Multifoods common stock in compensatory transactions. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of Multifoods common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of shares of Multifoods common stock that are partnerships and partners in these partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of shares of Multifoods common stock in the merger.

Further, this discussion does not address any aspect of state, local or foreign taxation. No ruling has been or will be obtained from the Internal Revenue Service regarding any matter relating to the merger and no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any aspect of the discussion. Holders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws in light of their own situations.

It is anticipated that Jones Day will deliver an opinion to Smucker, and Faegre & Benson LLP will deliver an opinion to Multifoods, each effective on or about the date this document is first mailed to shareholders of Multifoods and Smucker, to the effect that, for U.S. federal income tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and Smucker, Acquisition Sub and Multifoods will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. It is a condition to the closing of the merger that each of these opinions be updated as of the closing date. If certain events, some of which are described below, occur between the date of this document and the closing of the merger, each counsel may be unable to update its opinion.

The opinions of Jones Day and Faegre & Benson LLP will be based on U.S. federal income tax law in effect as of the date of the opinions. An opinion of counsel is not binding on the Internal Revenue Service or any court and no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any aspect of the opinions. In rendering the opinions, Jones Day and Faegre & Benson LLP will rely on certain assumptions, including assumptions regarding the absence of changes in facts and the completion of the merger in accordance with the merger agreement and in the manner described in this document. The opinions will also rely upon certain representations and covenants of the management of Smucker and Multifoods and will assume that the representations are true, correct and complete, and that the covenants will be complied with. If any of these assumptions or representations are inaccurate in any way, or if any of the covenants are not complied with, the opinions could be adversely affected.

Tax Consequences of the Merger to Holders of Multifoods Common Stock

Assuming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, each Multifoods shareholder will generally recognize gain (but not loss) in an amount generally equal to the lesser of (a) the amount of cash received in the merger (excluding any cash received in lieu of fractional Smucker common shares), and (b) the amount, if any, by which the sum of the fair market value, as of the effective time of the merger, of the Smucker common shares and the amount of cash received in the merger exceeds the shareholder’s adjusted tax basis in his or her shares of Multifoods common stock.

Gain recognized upon the exchange generally will be capital gain, unless the receipt of cash by a Multifoods shareholder has the effect of a distribution of a dividend, in which case the gain will be treated as dividend income to the extent of the shareholder’s ratable share of Multifoods’ accumulated earnings and profits as calculated for U.S. federal income tax purposes. The determination of whether gain recognized by a Multifoods shareholder will have the effect of a distribution of a dividend is discussed below under the heading “Possible Treatment of Cash as a Dividend.” Any recognized capital gain generally will be long-term capital gain if the Multifoods shareholder has held his or her shares of Multifoods common stock for more than one year.

If a Multifoods shareholder receives cash in lieu of a fractional Smucker common share, the shareholder will generally recognize capital gain or loss equal to the difference between the cash received in lieu of the fractional share and the portion of the holder’s adjusted tax basis that is allocable to the fractional share. The capital gain or loss will be long-term capital gain or loss if the holding period for the shares of Multifoods common stock exchanged for cash in lieu of the fractional Smucker common share is more than one year as of the date of the merger.

A Multifoods shareholder will have an aggregate tax basis in the Smucker common shares received in the merger equal to the aggregate adjusted tax basis in shares of Multifoods common stock surrendered in the merger, reduced by the portion of the holder’s adjusted tax basis in the shares of Multifoods common stock that is allocable to a fractional Smucker common shares for which cash is received, and reduced by the amount of cash received by the holder for the shares of Multifoods common stock in the merger, and increased by the amount of gain (including the portion of any gain that is treated as a dividend as noted above) recognized by the holder in the exchange (but not by any gain recognized upon the receipt of cash in lieu of a fractional Smucker common share pursuant to the merger).

The holding period of the Smucker common shares received by a Multifoods shareholder pursuant to the merger will include the holding period of shares of Multifoods common stock surrendered in exchange.

If a Multifoods shareholder receives cash pursuant to the exercise of dissenters’ appraisal rights, the shareholder generally will recognize gain or loss measured by the difference between the cash received and the shareholder’s adjusted tax basis in his or her Multifoods common stock. This gain should be long-term capital gain or loss if the shareholder held the Multifoods common stock for more than one year.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized by a Multifoods shareholder will be treated as capital gain or dividend income depends upon whether and to what extent the exchange reduces a Multifoods shareholder’s deemed percentage stock ownership interest in Smucker and upon such shareholder’s particular circumstances. For purposes of this determination, a Multifoods shareholder should be treated as if he or she first exchanged all of such shareholder’s shares of Multifoods common stock solely for Smucker common shares and then Smucker immediately redeemed (the “deemed redemption”) a portion of such Smucker common shares in exchange for the cash that the holder actually received in the merger. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (i) “substantially disproportionate” with respect to the holder or (ii) “not essentially equivalent to a dividend,” as those terms are used in the Internal Revenue Code.

The deemed redemption, generally, will be “substantially disproportionate” with respect to a holder if the percentage described in (ii) below is less than 80 percent of the percentage described in (i) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Smucker common shares. In general, that determination requires a comparison of (i) the percentage of the outstanding Smucker common shares that the holder is deemed actually and constructively to have owned immediately before the deemed redemption by Smucker and (ii) the percentage of the outstanding Smucker common shares that is actually and constructively owned by the holder immediately after the deemed redemption by Smucker. The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if the shareholder has any reduction in his, her or its percentage stock ownership under the foregoing analysis. In applying the foregoing tests, a Multifoods shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the Smucker common shares actually owned by that shareholder. Multifoods shareholders are strongly urged to consult their own tax advisors as to the application of the constructive ownership rules and as to whether cash received in the merger will be treated as a dividend.

“Continuity of Interest” Requirement

The opinions of Jones Day and Faegre & Benson LLP will be updated as of the closing date only if, among other things, the Multifoods shareholders, as a group, receive in the merger Smucker common shares with a value that is sufficient, as a percentage of the total consideration paid to acquire all of the Multifoods common stock (approximately 50%, as determined by each counsel), and taking into account all cash paid to holders of Multifoods common stock in connection with the merger, to satisfy the “continuity of interest” requirement under applicable Treasury Regulations. The value of a Smucker common share for purposes of this determination will be the lesser of the average of the high and low trading prices for a Smucker common share on the date that includes the effective time of the merger and the closing trading price of a Smucker common share on that date, in each case as reported on the New York Stock Exchange.

Because of the 19.9% limitation on the number of Smucker common shares that Smucker can issue in the merger and the associated merger consideration adjustment mechanism, a significant drop in the market price of a Smucker common share between the date of this document and the effective time of the merger could increase the cash paid to the holders of Multifoods common stock as a group and decrease the value of the Smucker common shares as a percentage of the total merger consideration to such an extent that counsel could not update their opinions as of the closing date of the merger. Another factor that could affect the value of the Smucker common shares as a percentage of the total merger consideration is the amount, if any, to be paid to Multifoods shareholders who perfect their dissenters’ appraisal rights.

Backup Withholding and Information Reporting

Backup withholding at 28% may apply with respect to certain payments, including cash received in the merger, unless a Multifoods shareholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and that such shareholder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules. A Multifoods shareholder who does not provide Smucker (or the exchange agent) with its correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s United States federal income tax liability, provided that the shareholder furnishes certain information to the Internal Revenue Service.

Reporting Requirements

Multifoods shareholders receiving Smucker common shares in the merger should file a statement with their U.S. federal income tax return setting forth their adjusted tax basis in Multifoods common stock exchanged in the merger, as well as the fair market value of the Smucker common shares and the amount of cash received in the merger. In addition, Multifoods shareholders will be required to retain permanent records of these facts relating to the merger.

THE MERGER AGREEMENT

The following is a summary of the merger agreement, a copy of which is attached as Annex A to this document and is incorporated into this document by reference. We urge you to read carefully this entire document, including the annexes and the other documents to which we have referred you. See “Where You Can Find More Information” beginning on page [    ]).

The Merger; Closing

Upon the terms and subject to the conditions of the merger agreement, and in accordance with the DGCL, at the effective time of the merger, Multifoods will merge with and into Acquisition Sub. Acquisition Sub will continue as the surviving company and a wholly owned subsidiary of Smucker operating under the name “International Multifoods Corporation.”

The closing of the merger will occur on the second business day following the date on which all of the conditions to the merger, other than conditions that, by their terms, cannot be satisfied until the closing date of the merger (but subject to the satisfaction or waiver of these conditions), have been satisfied or waived, unless the parties agree on another time. Smucker and Multifoods expect to complete the merger in June 2004. However, we do not know how long after the special meetings the closing of the merger will take place. Smucker and Multifoods hope to have the applicable outstanding conditions, including expiration or termination of the waiting period under the HSR Act, satisfied so that the closing can occur two business days after the special meetings. However, we cannot assure you that such timing will occur or that the merger will be completed in June 2004 as expected.

On the closing date of the merger, Acquisition Sub and Multifoods will file a certificate of merger with the Secretary of State of the State of Delaware. The effective time of the merger will be the time Acquisition Sub and Multifoods file the certificate of merger or at a later time as we may agree and specify in the certificate of merger.

As a result of the merger, Multifoods will be merged into Acquisition Sub and the separate corporate existence of Multifoods will cease.

Directors and Officers

The officers and directors of Acquisition Sub immediately prior to the effective time of the merger will be the officers and directors of the surviving company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

Merger Consideration

Upon the effectiveness of the merger, each share of Multifoods common stock (other than shares owned by Smucker, shares held by Multifoods as treasury shares or shares held by any dissenting Multifoods shareholder that has properly exercised dissenters’ appraisal rights in accordance with the DGCL) will be converted into the right to receive from Smucker the merger consideration, consisting of the following:

•	a number of Smucker common shares equal to an exchange ratio (rounded to four decimal places) that is equal to $20 divided by the average closing price of Smucker common shares for the 20 consecutive trading days ending with the trading day immediately preceding the closing date; provided that if based on the exchange ratio Smucker would be required to issue more than 19.9% of its common shares outstanding immediately prior to the issuance, the exchange ratio will be adjusted so that the number of Smucker common shares to be issued will not exceed 19.9% of the Smucker common shares outstanding immediately prior to the issuance; and

•	$5 in cash, without interest, plus, in the event that the exchange ratio is adjusted, an amount in cash equal to $25 minus the sum of (i) the exchange ratio (as adjusted) multiplied by the average closing price of Smucker common shares (determined as described above), plus (ii) $5.

No fractional Smucker common shares will be issued in the merger. All Smucker common shares that a Multifoods shareholder is entitled to receive will be aggregated. Any fractional Smucker common shares resulting from this aggregation will be paid in cash, without interest, in an amount equal to the fractional share interest multiplied by the average closing price of the Smucker common shares (determined as described above).

Exchange Procedures

At the effective time of the merger, Smucker will deposit with the exchange agent, for the benefit of the holders of Multifoods common stock, all cash and certificates representing Smucker common shares payable or issuable in the merger in exchange for outstanding shares of Multifoods common stock. In addition, Smucker will provide additional amounts of cash, if any, needed from time to time by the exchange agent to pay, without interest, cash in lieu of fractional shares or for dissenting shares or any dividends or distributions on Smucker common shares with a record date on or after the effective time of the merger and a payment date on or before the date the relevant Multifoods stock certificate was surrendered.

At the effective time of the merger, no further registrations of transfers on the stock transfer books of the surviving company of Multifoods common stock will be made. If, after the effective time of the merger, Multifoods stock certificates are presented to the surviving company in the merger or the exchange agent for any reason, they will be canceled and exchanged as described above, except as otherwise provided by law.

Exchange of Shares

As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each holder of record of a Multifoods stock certificate whose shares of Multifoods common stock were converted into the right to receive the merger consideration, a letter of transmittal and instructions explaining how to surrender Multifoods stock certificates in exchange for the merger consideration.

After the effective time of the merger, upon surrender of a Multifoods stock certificate to the exchange agent, together with a letter of transmittal, duly executed, described above, and other documents as may reasonably be required by the exchange agent, the holder of the Multifoods stock certificate will be entitled to receive the merger consideration, dividends and other distributions on Smucker common shares with a record date on or after the effective time of the merger, and cash, without interest, in lieu of fractional shares.

Multifoods shareholders desiring to receive payment upon the surrender of stock certificates registered in the name of another person will receive payment if the stock certificates have been properly endorsed or are otherwise in proper form for transfer and the shareholders:

•	pay any transfer or other taxes required because the payment is made to a person other than the registered holder of the Multifoods stock certificate; or

•	establish to the satisfaction of the exchange agent that any transfer or other taxes described above have been paid or are not applicable.

Multifoods stock certificates should not be returned with the enclosed proxy card(s). Multifoods stock certificates should be returned with a validly executed transmittal letter and accompanying instructions that will be provided to Multifoods shareholders following the effective time of the merger.

Representations and Warranties

The merger agreement contains representations and warranties made by each party to the other. These representations and warranties relate to, among other things:

•	corporate organization, standing and the corporate power to carry on their respective businesses;

•	ownership of subsidiaries;

•	capitalization;

•	corporate power and authority to enter into the merger agreement and due execution, delivery and enforceability of the merger agreement;

•	absence of conflicts with charter documents, material breaches of contracts and agreements, material liens upon assets and violations of applicable law resulting from the execution and delivery of the merger agreement and consummation of the transactions contemplated by the merger agreement;

•	absence of required governmental consents in connection with execution and delivery of the merger agreement and consummation of the transactions contemplated by the merger agreement other than certain governmental filings specified in the merger agreement;

•	timely filing of required documents with the Securities and Exchange Commission, material compliance with the requirements of the Securities Act of 1933 and Exchange Act of 1934 and the absence of untrue statements or omissions in those documents;

•	material compliance of financial statements as to form with applicable accounting requirements and Securities and Exchange Commission rules and preparation thereof in accordance with U.S. generally accepted accounting principles (referred to in this document as “GAAP”);

•	absence of specified liabilities or obligations;

•	absence of misleading information contained or incorporated into this document or the registration statement of which this document forms a part;

•	absence of specified changes or events and the conduct of their respective businesses;

•	compliance with applicable laws and regulatory matters and absence of specified litigation;

•	employee benefits matters and compliance with the Employee Retirement Income Security Act of 1974;

•	tax matters;

•	the shareholder votes required for the proposals relating to the adoption and approval of the merger agreement and the merger and the transactions contemplated by the merger agreement (with respect to Multifoods) and the issuance of the Smucker common shares in the merger (with respect to Smucker);

•	absence of applicable anti-takeover laws applicable to the merger and the transactions contemplated by the merger agreement;

•	brokers’ or finders’ fees;

•	absence of (or limited) ownership of Smucker common shares (with respect to Multifoods) or shares of Multifoods common stock (with respect to Smucker);

•	environmental matters and compliance with environmental laws;

•	ownership of real property, leasehold interests in leased real property and rights relating to tangible assets;

•	intellectual property matters;

•	opinions of financial advisors;

•	labor agreements and employee matters;

•	inapplicability of its rights plan to the merger (with respect to Smucker) or amendment of its share rights agreement to render it inapplicable to the merger (with respect to Multifoods);

•	insurance matters; and

•	transactions with affiliates.

In addition, Multifoods made additional representations to Smucker. The most significant of these additional representations include:

•	the absence of violations of specified contracts; and

•	the disclosure of acquisitions and divestitures made by Multifoods since March 1, 1999.

Smucker also made additional representations to Multifoods. The most significant of these additional representations include:

•	the availability of funds sufficient to pay the cash portion of the merger consideration to be paid in the merger and consummate the transactions contemplated by the merger agreement; and

•	the absence of operations of Acquisition Sub.

The representations and warranties contained in the merger agreement will not survive the merger, but they form the basis of specified conditions to the parties’ obligations to complete the merger. Some agreements in the merger agreement will survive the effective time of the merger.

Covenants and Agreements

Operating Covenants — Multifoods

Prior to the effective time of the merger, Multifoods has agreed to carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, to use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and other key employees and preserve its relationships with customers, suppliers, distributors and other persons having business dealings with it. With specified exceptions, Multifoods has agreed not to:

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock;

•	split, combine or reclassify any of its capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock of Multifoods or any of its subsidiaries or any other securities of Multifoods or any of its subsidiaries or any rights, warrants or options to acquire any of those shares or other securities;

•	issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any of those shares, voting securities or convertible securities;

•	amend its certificate of incorporation or bylaws (or other comparable organizational documents);

•	amend or take any other action with respect to its share rights agreement;

•	merge or consolidate with any person or entity;

•	take or fail to take any actions that would constitute a violation of applicable law, except for such violations as would not have or result in a material adverse effect on Multifoods;

•

sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets other than dispositions of tangible properties and assets in the ordinary course of business consistent with past practice or dispositions of tangible properties and assets that, individually or in the aggregate, are not material to Multifoods and its subsidiaries taken as a whole and the granting of liens permitted under the terms of the merger agreement or liens required under existing bank agreements;

•	enter into commitments for capital expenditures involving more than $1 million in the aggregate, except pursuant to the capital plan of Multifoods previously provided to Smucker;

•	incur any indebtedness for money borrowed (whether evidenced by a note or other instrument, pursuant to a financing lease, sale-leaseback transaction, or otherwise), other than intercompany indebtedness, indebtedness under Multifoods’ existing credit agreement in a manner consistent with past practices, and other indebtedness of up to $3.5 million in the aggregate;

•	except for normal increases in salary and wages in the ordinary course of business consistent with Multifoods’ fiscal year 2005 plan previously provided to Smucker, grant any increase in the compensation or benefits payable or to become payable by Multifoods to any current or former director, officer, employee or consultant;

•	adopt, enter into, amend or otherwise increase, reprice or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any Multifoods’ employee benefit plan;

•	enter into or amend any employment, severance, change-in-control agreement or any similar agreement or any collective bargaining agreement, or, except as required in accordance with Multifoods’ severance policy in effect on the date of the merger agreement and previously provided to Smucker, grant any severance or termination pay to any officer, director, consultant or employee of Multifoods;

•	pay or award any pension, retirement, allowance or other non-equity incentive awards, or other employee or director benefit not required by any outstanding Multifoods’ employee benefit plan;

•	change the accounting principles used by it unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);

•	acquire by merging or consolidating with, by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division of that entity, or otherwise acquire any material amount of assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business consistent with past practice);

•	amend any tax return, except as required by law, or, except as would not have a material adverse effect on Multifoods and consistent with past practice, make or rescind any express or deemed election or settle or compromise any claim or action relating to taxes, or change any of its methods of accounting or of reporting income or deductions for tax purposes unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles) or by law;

•	satisfy any claims or liabilities, other than:

—	the satisfaction of claims or liabilities, in the ordinary course of business consistent with past practice, in accordance with their terms, or

—	the satisfaction in the ordinary course of business or pursuant to their respective terms of claims or liabilities reflected or reserved against in the most recent financial statements (or notes to those statements) of Multifoods included in the documents Multifoods files with the Securities and Exchange Commission (for amounts not in excess of the reserves) or incurred since the date of those financial statements in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	modify, amend or terminate any material contract in a manner materially adverse to Multifoods;

•	waive, release, relinquish or assign any material contract (or any of Multifoods’ rights under any material contract), right or claim;

•	cancel or forgive any indebtedness owed to Multifoods (other than intercompany indebtedness);

•	take any action that would jeopardize qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code;

•	sell or otherwise dispose of any business or any capital stock or other equity interest (except as permitted under the terms of the merger agreement);

•	enter into any new line of business; or

•	authorize, or commit or agree to take, any of the foregoing actions, provided that the limitations set forth above do not apply to any transaction to which the only parties are Multifoods and wholly owned subsidiaries of Multifoods.

Operating Covenants — Smucker

Prior to the effective time of the merger, Smucker has agreed to carry on its business in the ordinary course consistent with past practice and, to the extent consistent with the merger agreement, use all reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and other key employees and preserve its relationships with customers, suppliers, distributors and other persons having business dealings with it. With specified exceptions, Smucker has agreed not to:

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock other than regular quarterly cash dividends with respect to Smucker common shares in accordance with Smucker’s past dividend practice;

•	split, combine or reclassify any of its capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock of Smucker or any of Smucker’s subsidiaries or any other securities thereof or any rights, warrants or options to acquire any of those shares or other securities;

•	issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any of those shares, voting securities or convertible securities;

•	amend its articles of incorporation or code of regulations (or other comparable organizational documents);

•	subject to the fiduciary duties of Smucker’s board of directors in response to an unsolicited third party proposal relating to any direct or indirect acquisition or purchase of assets or equity securities (including any merger, consolidation, business combination, or similar transaction) of Smucker or any Smucker subsidiary:

—	take any other action with respect to Smucker’s rights plan; or

—	merge or consolidate with any person;

•	take any action that would jeopardize qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code;

•	purchase any material business or purchase any stock of or other equity interest in any material corporation or other entity;

•	take or fail to take any actions that would constitute a violation of applicable law, except for such violations as would not have or result in a material adverse effect on Smucker or change the accounting principles used by it unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);

•	enter into any new material line of business; or

•	authorize, or commit or agree to take, any of the foregoing actions, provided that the limitations set forth above do not apply to any transaction to which the only parties are Smucker and wholly owned subsidiaries of Smucker.

For the purposes of the merger agreement and this document, “material adverse change” or “material adverse effect” means, when used in connection with Smucker or Multifoods, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of the party and its subsidiaries taken as a whole other than any change, effect, event or occurrence:

•	relating to the economy or securities markets of the United States;

•	generally affecting the industry in which the party and its respective subsidiaries operate;

•	resulting from acts of terrorism or war (whether or not declared); or

•	resulting from entering into the merger agreement or the consummation of the transactions contemplated by the merger agreement or the announcement of the merger agreement.

Conduct of Business of Acquisition Sub

Prior to the effective time of the merger, Acquisition Sub will not engage in any activities of any nature except as expressly provided in or contemplated by the merger agreement.

Additional Agreements

The merger agreement contains additional agreements between Smucker and Multifoods relating to, among other things:

•	convening and holding the special meetings;

•	making and maintaining the required recommendation by the respective boards of directors to their shareholders (subject to the rights of Multifoods’ board of directors discussed below in the section entitled “No Solicitation by Multifoods”);

•	comfort letters to be delivered by the accountants of the respective companies;

•	providing the other company with access to information and cooperating regarding filings with governmental and other agencies and organizations;

•	ensuring that anti-takeover laws do not apply to the merger;

•	tax matters;

•	cooperation with respect to significant developments in Multifoods’ business;

•	compliance with the HSR Act and the Canadian Competition Act;

•	public announcements of the merger and the transactions contemplated by the merger agreement;

•	listing of the Smucker common shares to be issued in the merger on the NYSE, subject to official notice of issuance, and the delisting of Multifoods common stock from the NYSE;

•	cooperation in connection with any shareholder litigation with respect to the transactions contemplated by the merger agreement;

•	transition matters;

•	approval of the disposition of Multifoods equity securities and acquisition of Smucker equity securities in the merger by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934;

•	confidentiality; and

•	insurance coverage.

Treatment of Multifoods Stock Options; Restricted Stock and Restricted Stock Units

At the effective time of the merger, each outstanding Multifoods stock option and each Multifoods stock option plan and all agreements under those plans will be assumed by Smucker. To the extent provided under the terms of Multifoods’ equity compensation plans, all outstanding options will accelerate and become immediately exercisable in connection with the merger in accordance with their existing terms. Except for this accelerated vesting, each Multifoods stock option assumed by Smucker will continue to have and be subject to substantially the same terms and conditions as were applicable under Multifoods’ equity compensation plans and the documents governing the Multifoods stock options immediately before the effective time of the merger, but with the adjustments described below.

Each Multifoods stock option will be exercisable for that number of whole Smucker common shares equal to the product of the number of shares of Multifoods common stock that were issuable upon exercise of the option immediately prior to the effective time of the merger multiplied by the sum of (i) the number of Smucker common shares equal to the exchange ratio (determined as described above), plus (ii) the cash consideration per share to be paid in the merger divided by the average closing price (determined as described above) of a Smucker common share, rounded to the next highest whole number of Smucker common shares, as expressed by the following formula.

Smucker common shares issuable upon exercise of Multifoods options*	=	Shares of Multifoods common stock issuable under Multifoods options	x (	The exchange ratio +	$5 Smucker average closing price	)

*	Assumes no adjustment to the exchange ratio

The per share exercise price for Smucker common shares issuable upon the exercise of each Multifoods stock option will be equal to the quotient determined by dividing the exercise price per share of Multifoods common stock at which the option was exercisable immediately prior to the effective time of the merger by the sum of (i) the number of Smucker common shares equal to the exchange ratio, plus (ii) the cash consideration per share to be paid in the merger divided by the average closing price of Smucker common shares, rounded to the next highest whole cent. The per share exercise price for Smucker common shares issuable upon the exercise of the Multifoods options can be described by the following formula:

Exercise price for Smucker common shares issuable upon exercise of Multifoods options*	= (	Multifoods option exercise price			)
		The exchange ratio	+	$5 Smucker average closing price

*	Assumes no adjustment to the exchange ratio

In addition, Smucker has agreed to use its reasonable best efforts to amend the Multifoods 1986 Stock Option Incentive Plan and the Multifoods Amended and Restated 1989 Stock-Based Incentive Plan to provide, or otherwise cause to be provided, that vested options of employees will be exercisable for a period of 90 days following termination of employment other than for cause (except to the extent that the stock option plan contains terms relating to exercise following termination that are more favorable to the employee than the 90-day exercise period, but no later than the expiration of the stock option if employment had not been terminated).

All restricted common stock of Multifoods will vest, and all restrictions on the restricted stock will lapse at or prior to the effective time of the merger in accordance with the terms of the restricted stock agreements, and the restricted stock will constitute issued and outstanding Multifoods common stock subject to conversion in the merger.

All restricted stock units relating to Multifoods common stock will vest at the effective time of the merger and constitute issued and outstanding Multifoods common stock, subject to conversion in the merger.

Employee Benefit Matters

From and after the effective time of the merger and until December 31, 2005, Smucker has agreed to provide or cause to be provided to those employees who were active full-time employees of Multifoods immediately before the effective time of the merger and continue to be active full-time employees of the surviving company or Smucker after the effective time of the merger welfare and pension benefits that are substantially comparable in the aggregate to the benefits that are currently provided by Multifoods to those employees or the benefits that are from time to time provided by Smucker to its similarly situated full-time employees.

Generally, Smucker will waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each Multifoods employee described above and his or her eligible dependents under Smucker’s benefit plans, provide those Multifoods employees and their eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in Smucker’s benefit plans in satisfying any applicable deductible or annual or lifetime maximum out-of-pocket requirements under Smucker’s benefit plans, and recognize all service of those Multifoods employees with Multifoods and its predecessors for purposes of eligibility to participate in and vesting in benefits under Smucker’s benefit plans, to the extent that the service was recognized under the analogous Multifoods benefit plan.

Indemnification and Insurance

Smucker has agreed that all rights to indemnification, indemnification expense advancement, and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger existing in favor of the current and former directors or officers of Multifoods as of the date of the merger agreement, as provided in the certificate of incorporation or bylaws or in indemnification agreements, will be assumed by the surviving company and will survive the merger and continue in full force and effect in accordance with their terms. In addition, pursuant to the terms of the merger agreement, Smucker has agreed not to amend or otherwise modify those rights for a period of six years after the effective time of the merger in any manner that would adversely affect the right of individuals who on or prior to the effective time of the merger were directors, officers, employees or agents of Multifoods, unless the modification is required by law. Smucker has guaranteed all obligations of the surviving company with respect to this indemnification, exculpation and expense advancement.

Smucker has agreed to maintain in effect for a period of at least six years after the date of the merger directors’ and officers’ liability insurance covering acts or omissions occurring prior to the effective time of the merger with respect to those current and former directors or officers of Multifoods and its subsidiaries who are currently covered by Multifoods’ directors’ and officers’ liability insurance policies on terms no less favorable than those of the insurance coverage provided at the date of the merger agreement, provided that Smucker will not be required to expend in any one year an amount in excess of 250% of the annual premium paid by Multifoods at the date of the merger agreement for the insurance and, provided, that, if the annual premium of insurance coverage exceeds that amount, Smucker will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding that amount.

In addition, Smucker has agreed to guarantee the surviving company’s performance of Multifoods’ obligations under certain employment, severance, retention bonus, change-in-control, and similar agreements for certain employees of Multifoods previously disclosed to Smucker.

Affiliate Agreements

Multifoods has agreed to deliver to Smucker at least 45 days prior to the merger closing date a letter identifying all persons who are, in Multifoods’ reasonable judgment, at the date the merger agreement is submitted for adoption by Multifoods shareholders, “affiliates” of Multifoods for purposes of Rule 145 of the rules and regulations under the Securities Act of 1933. Multifoods has also agreed to use reasonable best efforts to cause each of those persons to deliver to Smucker at least 30 days prior to the merger closing date a written agreement that restricts the affiliate’s ability to sell, assign, transfer or otherwise dispose of any Smucker common shares received by the affiliate in connection with the merger, except:

•	pursuant to an effective registration under the Securities Act of 1933;

•	in conformity with the volume and other limitations of Rule 145; or

•	in a transaction which, in the opinion of counsel reasonably acceptable to Smucker or as described in a “no-action” or interpretive letter from the Staff of the Securities and Exchange Commission specifically issued with respect to a transaction to be engaged in by the affiliate, is not required to be registered under the Securities Act of 1933.

Securities Exchange Act Reports

From and after the effective time of the merger and so long as necessary to permit affiliates of Multifoods to sell Smucker common shares received by them in the merger pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act of 1933, Smucker has agreed to use its reasonable best efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, referred to in paragraph (c)(1) of Rule 144 under the Securities Act of 1933 (or if applicable, to use its reasonable best efforts to make publicly available the information regarding itself referred to in paragraph (c)(3) of Rule 144).

Tax Treatment

The parties have agreed to use their reasonable best efforts to cause the merger to qualify as a “reorganization” under the provisions of Section 368(a) of the Code and to obtain the opinions of counsel required pursuant to the terms of the merger agreement, including forbearing from taking any action that would cause the merger not to qualify as a reorganization under the provisions of Section 368(a) of the Code.

Conditions Precedent

Conditions to Each Party’s Obligation to Effect the Merger

The respective obligation of each party to effect the merger is subject to the satisfaction or waiver on or prior to the closing date of the merger of the following conditions:

•	adoption and approval of the merger agreement and the merger and the transactions contemplated by the merger agreement by a majority of votes entitled to be cast by the holders of outstanding shares of Multifoods common stock;

•	approval of the issuance of Smucker common shares in the merger pursuant to and in accordance with the merger agreement by a majority of the votes cast in person or by proxy at the Smucker special meeting at which at least a majority of the outstanding voting power entitled to vote is present in person or by proxy and votes on such proposal;

•	all consents, approvals and actions of, filings with and notices to any governmental entity required of Smucker, Acquisition Sub or Multifoods to consummate the merger, the failure of which to be obtained or taken is reasonably expected to materially impair the ability of the parties to consummate the merger, must have been obtained;

•	no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition (collectively referred to in this document as “restraints”) shall be in effect preventing the consummation of the merger, provided that each of the parties shall have used its reasonable best efforts to prevent the entry of any restraints and to appeal as promptly as possible any restraints that may be entered;

•	the Form S-4 registration statement must have become effective under the Securities Act of 1933 and will not be the subject of any stop order or proceedings seeking a stop order;

•	this proxy statement must have been delivered to the shareholders of Multifoods and Smucker in accordance with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934;

•	the Smucker common shares issuable to Multifoods shareholders as contemplated by the merger agreement must have been approved for listing on the NYSE, subject to official notice of issuance; and

•	the waiting period (including any extension of the waiting period) applicable to the consummation of the merger under the HSR Act must have expired or been terminated and the Commissioner of Competition shall have issued an advance ruling certificate under Section 102 of the Canadian Competition Act to the effect that she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Canadian Competition Act in respect of the merger and the transactions contemplated by the merger agreement, the Commissioner of Competition shall have issued a no-action letter under Section 123(1) of the Canadian Competition Act to the effect that she does not, at that time, intend to make an application to the Competition Tribunal under Section 92 of the Canadian Competition Act in respect of the merger and the transactions contemplated by the merger agreement, or the appropriate time period specified in Section 123 of the Canadian Competition Act shall have expired; and neither the Commissioner of Competition nor the Competition Tribunal as authorized under the Canadian Competition Act shall have taken, or have indicated their intention to take, any action under the Canadian Competition Act, whether before or after the closing date of the merger, which could materially interfere with or detrimentally affect the merger and the other transactions contemplated by the merger agreement.

Conditions to Obligations of Smucker

The obligation of Smucker to effect the merger is further subject to satisfaction or waiver of the following conditions:

•	the representations and warranties of Multifoods with respect to its capitalization must be true and correct in all material respects (except for the representations and warranties with respect to its authorized capital stock and the number of shares of Multifoods common stock and restricted common stock outstanding or issuable pursuant to Multifoods stock plans which must be true and correct in all respects unless the failure to be so true and correct is insignificant) both when made and on and as of the closing date of the merger as though made on and as of the closing date of the merger (except representations or warranties expressly made as of an earlier date, in which case as of that date), and all other representations and warranties of Multifoods set forth in the merger agreement must be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained in those representations or warranties) both when made and on and as of the closing date of the merger, as though made on and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of that date), except where the failure of such other representations and warranties to be so true and correct would not have or result in, individually or in the aggregate, a material adverse effect on Multifoods;

•	Multifoods must have performed in all material respects all of its obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

•	Smucker must have received from its counsel a tax opinion that is dated on or about the date the proxy statement is first mailed to shareholders of Multifoods and Smucker, and that is updated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in the opinion, the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Smucker and Acquisition Sub and Multifoods will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	there must not have occurred any material adverse change relating to Multifoods following the date of the merger agreement; and

•	Multifoods must have furnished Smucker with a certificate dated the closing date of the merger signed on its behalf by an executive officer to the effect that the conditions with respect to Multifoods’ representations and warranties and its performance of its obligations described above have been satisfied.

Conditions to Obligations of Multifoods

The obligation of Multifoods to effect the merger is further subject to satisfaction or waiver of the following conditions:

•	the representations and warranties of Smucker and Acquisition Sub set forth in the merger agreement must be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained in those representations or warranties) both when made and on and as of the closing date of the merger, as though made on and as of that time (except to the extent expressly made as of an earlier date, in which case as of that date), except where the failure of the representations and warranties to be so true and correct would not have or result in, individually or in the aggregate, a material adverse effect on Smucker or Acquisition Sub;

•	each of Smucker and Acquisition Sub must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

•	Multifoods must have received from its counsel a tax opinion that is dated on or about the date the proxy statement is first mailed to shareholders of Multifoods and Smucker, and that is updated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in the opinion, the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Smucker, Acquisition Sub and Multifoods will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	there must not have occurred any material adverse change relating to Smucker following the date of the merger agreement; and

•	each of Smucker and Acquisition Sub must have furnished Multifoods with a certificate dated the closing date of the merger signed on its behalf by an executive officer to the effect that the conditions with respect to Smucker’s and Acquisition Sub’s representations and warranties and performance of their obligations described above have been satisfied.

No Solicitation by Multifoods

Until the earlier of the effective time of the merger or the termination of the merger agreement, Multifoods has agreed that it will not, and will not permit its officers, directors, employees, financial advisors, attorneys, accountants and other advisors, investment bankers, representatives and agents to, directly or indirectly:

•	solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or would be reasonably likely to lead to, a “company takeover proposal” (as defined below);

•	enter into any agreement, arrangement or understanding with respect to any company takeover proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement;

•	initiate or participate in any way in any discussions or negotiations regarding, or furnish or disclose to any person (other than to Smucker or Acquisition Sub) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any company takeover proposal; or

•	grant any waiver or release under any standstill or any similar agreement with respect to any class of Multifoods’ equity securities (other than the standstill provision contained in the confidentiality agreement between Multifoods and Smucker which will be deemed waived and released if Multifoods takes any action pursuant to the following paragraph).

Notwithstanding the foregoing, Multifoods may, at any time prior to obtaining Multifoods shareholder approval at the Multifoods special meeting, in response to a bona fide written company takeover proposal that the board of directors of Multifoods determines in good faith (after consultation with its outside counsel and its financial advisor) constitutes or would reasonably be expected to lead to a “superior proposal” (as defined below), and which company takeover proposal was not solicited after the date of the merger agreement and was made after the date of the merger agreement and did not otherwise result from a breach of Multifoods non-solicitation obligations under the merger agreement:

•	furnish information with respect to, and access to the properties, books, records, and personnel of, Multifoods to the person making the company takeover proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive of the person than the confidentiality agreement between Multifoods and Smucker (excluding the standstill provision contained in that agreement); and

•	participate in discussions or negotiations with the person making the company takeover proposal (and its representative) regarding the company takeover proposal.

As used in this document, “company takeover proposal” means any inquiry, proposal or offer from any person other than Smucker or its affiliates or representatives relating to any:

•	direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of Multifoods and its subsidiaries, taken as a whole;

•	direct or indirect acquisition or purchase of 10% or more of any class of equity securities of Multifoods or any of its subsidiaries;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of Multifoods or any of its subsidiaries; or

•	any merger, consolidation, business combination, purchase of consolidated assets of Multifoods and its subsidiaries (other than the purchase of inventory or obsolete equipment in the ordinary course of business), recapitalization, liquidation, dissolution or similar transaction involving, in each case 25% or more of the consolidated assets of Multifoods and its subsidiaries, taken as a whole, other than, in each case, the transactions contemplated by the merger agreement.

As used in this document “superior proposal” means a bona fide written company takeover proposal (provided that references to “10% or more” or to “25% or more” in the definition of “company takeover proposal” will be deemed references to “50% or more”) that Multifoods’ board of directors determines in its good faith judgment consistent with its fiduciary duties to the shareholders of Multifoods under the DGCL after consulting with Multifoods’ investment banker (or any other nationally recognized investment banking firm) and outside legal counsel, taking into account all legal, financial and regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions, the absence, if such is the case, of committed financing to the extent financing is a condition to consummation of the company takeover proposal, and other conditions to consummation), would be more favorable to Multifoods shareholders than the transactions contemplated by the merger agreement (including any adjustment to the terms and conditions proposed by Smucker in response to the company takeover proposal as permitted pursuant to the terms of the merger agreement) and is reasonably capable of being consummated on the terms proposed.

Multifoods has agreed that neither Multifoods’ board of directors nor any committee of Multifoods’ board of directors will make an adverse recommendation (as defined below) or approve or recommend, or propose to approve or recommend, or allow Multifoods or any of its subsidiaries to execute or enter into any acquisition agreement (as defined below). However, Multifoods’ board of directors may make an adverse recommendation if the board of directors determines in its good faith judgment consistent with its fiduciary duties to Multifoods shareholders under the DGCL after consulting with outside legal counsel that it is required to do so to comply with its fiduciary duties. Multifoods has agreed not to submit to the vote of its shareholders any company takeover proposal other than the merger prior to the termination of the merger agreement.

For purposes of this document, “adverse recommendation” means that Multifoods’ board of directors or any committee of Multifoods’ board of directors has:

•	withdrawn (or modified in a manner adverse to Smucker), or publicly proposed to withdraw (or modify in a manner adverse to Smucker), the approval, recommendation or declaration of advisability by the board or any committee of the board of the merger agreement, the merger or the other transactions contemplated by the merger agreement; or

•	recommended, adopted or approved, or proposed publicly to recommend, adopt or approve, any company takeover proposal.

For purposes of this document, “acquisition agreement” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any company takeover proposal (other than a confidentiality agreement referred to above).

Multifoods has agreed to promptly (but in any event within one calendar day) advise Smucker and Acquisition Sub in writing of the receipt, directly or indirectly, of any company takeover proposal, or any request for nonpublic information relating to Multifoods by any person that informs Multifoods or its representatives that the person is considering making, or has made, a company takeover proposal, or an inquiry from a person seeking to have discussions or negotiations relating to a possible company takeover proposal. In addition, Multifoods has agreed to keep Smucker reasonably informed of the status and details (including amendments or proposed amendments) of the request, company takeover proposal or inquiry and to keep Smucker reasonably informed as to discussions or negotiations with respect to the request, company takeover proposal or inquiry.

Termination of the Merger Agreement

Before the effective time of the merger, the merger agreement may be terminated:

•	by the mutual written consent of Smucker and Multifoods;

•	by either Smucker or Multifoods:

—	if the merger has not been consummated by December 31, 2004 or a later date, if any, upon which Smucker and Multifoods agree (referred to in this document as the “termination date”), provided that the right to terminate the merger agreement is not available to any party whose material breach of any provision of the merger agreement results in or causes the failure of the merger to be consummated by that time;

—	if the Smucker shareholders meeting (including any adjournment or postponement of the meeting) has concluded and the Smucker shareholder approval described in this document was not obtained;

—	if the Multifoods shareholder meeting (including any adjournment or postponement of the meeting) has concluded and the Multifoods shareholder approval described in this document was not obtained; or

—	if any restraint having the effect described above in the section entitled “Conditions Precedent—Conditions to each Party’s Obligation to Effect the Merger” has become final and nonappealable, provided that the right to terminate the merger agreement is not available to any party whose material breach of any provision of the merger agreement results in or causes the restraint or the failure of the restraint to be removed.

•	by Smucker:

—	if any of the conditions described above in the section entitled “Conditions Precedent—Conditions to each Party’s Obligation to Effect the Merger” or the section entitled “Conditions Precedent—Conditions to Obligations of Smucker” shall become incapable of being fulfilled at any time on or before the termination date and shall not have been waived by Smucker and Smucker has provided Multifoods with written notice of its intent to terminate the merger agreement at least five business days prior to the effective date of the termination, provided that the inability to fulfill the condition is not due to the failure of Smucker or Acquisition Sub to comply in all material respects with its obligations under the merger agreement; or

—	if Multifoods’ board of directors or any committee of Multifoods’ board of directors has:

•	made an adverse recommendation;

•	approved or recommended, or proposed to or announced any intention to approve or recommend, any company takeover proposal;

•	proposed or announced any intention to enter into or entered into any acquisition agreement, other than a customary confidentiality agreement in compliance with Multifoods’ non-solicitation obligations set forth in the merger agreement, with respect to any company takeover proposal except to the extent required (as described below with respect to Multifoods’ termination rights) prior to the termination of the merger agreement by Multifoods; or

•	materially breached Multifoods’ non-solicitation obligations as set forth in the merger agreement or Multifoods’ obligations with respect to the Multifoods shareholders meeting set forth in the merger agreement.

•	by Multifoods:

—

if any of the conditions described above in the section entitled “Conditions Precedent—Conditions to each Party’s Obligation to Effect the Merger” or the section entitled “Conditions Precedent—Conditions to Obligations of Multifoods” shall become incapable of being fulfilled at any time on or before the termination date and shall not have been waived by Multifoods and Multifoods has provided Smucker with written notice of its intention to terminate the merger agreement at least five business days prior to the effective date of the termination, provided that the inability to fulfill the condition is not due to the failure of Multifoods to comply in all material respects with its obligations under the merger agreement; or

—	if, at any time prior to obtaining the Multifoods shareholder approval (as described in this document):

•	Multifoods’ board of directors receives a superior proposal;

•	three business days have elapsed following Smucker’s receipt of written notice from Multifoods advising Smucker that Multifoods’ board of directors intends to terminate the merger agreement and concurrently enter into an acquisition agreement with respect to the superior proposal and specifying the terms and conditions of the superior proposal and the identity of the party making the superior proposal that is the basis of the proposed action by Multifoods’ board of directors;

•	during the three business day period Multifoods affords Smucker a reasonable opportunity to make adjustments to the terms and conditions of the merger agreement as would enable Multifoods to proceed with the transactions contemplated by the merger agreement (as modified by such adjustments) because the company takeover proposal is no longer a superior proposal compared to the merger on the adjusted terms;

—	at the end of the three business day period (or periods, as applicable), Multifoods’ board of directors continues reasonably to believe that the company takeover proposal (as adjusted through any subsequent negotiations) that triggered the notice to Smucker of the superior proposal constitutes a superior proposal as compared to the merger (including any adjustments made to the merger);

—	Multifoods’ board of directors concurrently approves, and Multifoods concurrently enters into, a definitive agreement with respect to the superior proposal; and

—	at or prior to any termination by Multifoods in connection with its entering into a definitive agreement with respect to a superior proposal, Multifoods pays to Smucker the termination fee (described below).

Termination Fees and Expenses

Multifoods must pay Smucker a $17 million termination fee if prior to the Multifoods shareholders meeting a company takeover proposal has been made to Multifoods and has become known publicly or has been made directly to Multifoods shareholders generally or any person has publicly announced an intention (whether or not conditional) to make a company takeover proposal and:

•	the merger agreement is terminated by Smucker or Multifoods because the merger has not been consummated by the termination date and within 12 months after termination Multifoods consummates a company takeover proposal or enters into a definitive agreement with respect to a company takeover proposal that is subsequently consummated within or after this 12 month period;

•	the merger agreement is terminated by Smucker or Multifoods because the Multifoods shareholders meeting has concluded and the Multifoods shareholder approval is not obtained and within 12 months of termination Multifoods consummates a company takeover proposal or enters into a definitive agreement with respect to a company takeover proposal that is subsequently consummated within or after this 12-month period; or

•	the merger agreement is terminated by Smucker because the condition to closing relating to the accuracy of Multifoods’ representations and warranties or the performance of its obligations under the merger agreement has not been satisfied or waived, and within 12 months of termination Multifoods consummates a company takeover proposal or enters into a definitive agreement with respect to a company takeover proposal that is subsequently consummated within or after this 12-month period.

In addition, Multifoods must pay Smucker a $17 million termination fee if:

•	Smucker terminates the merger agreement because Multifoods’ board of directors or any committee of Multifoods’ board of directors has:

—	made an adverse recommendation;

—	approved or recommended, or proposed to or announced any intention to approve or recommend, any company takeover proposal;

—	proposed or announced any intention to enter into or entered into any acquisition agreement (other than a customary confidentiality agreement in compliance with Multifoods’ non-solicitation obligations) with respect to a company takeover proposal except to the extent required by the merger agreement in connection with Multifoods’ termination rights; or

—	materially breached its non-solicitation obligations or obligations with respect to the Multifoods shareholders meeting.

•	Multifoods exercises its right described above to terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal.

For purposes of determining whether a company takeover proposal has occurred that may entitle Smucker to the termination fee described above, references to “10% or more” or “25% or more” in the definition of company takeover proposal will be deemed to be “50% or more.”

In general, each of Smucker, Acquisition Sub and Multifoods will bear its own expenses in connection with the merger agreement and the related transactions except that Smucker and Multifoods will share equally the costs and expenses in connection with filing the registration statement and printing and mailing this document.

THE SHAREHOLDERS AGREEMENT

The following is a summary of the shareholders agreement, as amended, a copy of which is attached as Annex B to this document and is incorporated into this document by reference. We urge you to read carefully this entire document, including the annexes and the other documents to which we have referred you. See “Where You Can Find More Information” beginning on page [            ].

Agreement To Vote and Proxy

In connection with the merger agreement, Multifoods, Tim Smucker and Richard Smucker, each individually and as a trustee for specified family trusts, entered into a shareholders agreement. The shareholders agreement applies to an aggregate 2,807,783 Smucker common shares held by Tim Smucker and Richard Smucker, individually and as a trustee for specified family trusts, who are parties to the shareholders agreement. Each of the Smucker common shares covered by the shareholders agreement is entitled to exercise ten votes with respect to the proposal relating to the issuance of Smucker common shares in the merger to be voted upon at the Smucker special meeting. Tim Smucker and Richard Smucker, each individually and as a trustee for specified family trusts, agreed that prior to the earlier to occur of the effective time of the merger or the termination of the merger agreement, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the Smucker shareholders, however called, and in any action taken by the written consent of Smucker shareholders without a meeting, unless otherwise directed in writing by Multifoods, he would appear at the meeting or otherwise cause his respective Smucker common shares covered by the shareholders agreement to be counted as present for purposes of establishing a quorum and vote or consent or cause to be voted or consented their respective shares covered by the shareholders agreement:

•	in favor of the proposal relating to the issuance of Smucker common shares in the merger, and to the extent that a vote is solicited in connection with the shareholders agreement or the merger agreement, any other action required or desirable in furtherance of the shareholders agreement or the merger agreement;

•	to the extent a vote is solicited in connection with the approval of any action, agreement or proposal that would result in a breach of any representation, warranty, covenant or obligation of Smucker or Acquisition Sub in the merger agreement or that would delay or hinder the consummation of the merger or that would preclude fulfillment of a condition precedent under the merger agreement to Smucker’s, Acquisition Sub’s or Multifoods’ obligation to consummate the merger, against the approval of the action, agreement or proposal; and

•	against approval of any action, agreement or proposal made in opposition to or in competition with the issuance of Smucker common shares pursuant to the merger and the consummation of the merger.

Tim Smucker and Richard Smucker, each individually and as a trustee for specified family trusts, also agreed not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with their obligations described above.

In addition, Tim Smucker and Richard Smucker, each individually and as a trustee for specified family trusts, agreed, at Multifoods’ request, to deliver to Multifoods a proxy in the form specified in the shareholders agreement with respect to their Smucker common shares covered by the shareholders agreement. Each proxy delivered will be irrevocable to the fullest extent permitted by applicable law, except that it will be automatically revoked upon termination of the shareholders agreement in accordance with its terms.

Restrictions on Transfer

Tim Smucker and Richard Smucker, each individually and as a trustee for specified family trusts, agreed until the termination of the shareholders agreement not to, directly or indirectly:

•	except pursuant to the terms of the merger agreement or as provided in the shareholders agreement, transfer any or all of their respective Smucker common shares covered by the shareholders agreement or any interest in those shares;

•	grant any proxy, power of attorney, deposit any Smucker common shares covered by the shareholders agreement into a voting trust or enter into a voting agreement or arrangement with respect to the Smucker common shares covered by the shareholders agreement, except as provided in the shareholders agreement; or

•	take any other action, or make any representation or warranty of the shareholder contained in the shareholders agreement untrue or incorrect or have the effect of preventing or disabling the shareholder from performing his or its obligations under the shareholders agreement.

Termination of the Shareholders Agreement

The shareholders agreement and proxy contemplated by the shareholders agreement will terminate upon the earlier to occur of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

INFORMATION ABOUT SMUCKER

General Development of Smucker’s Business

Smucker was established in 1897 and was incorporated in Ohio in 1921. Smucker, often referred to as Smucker’s (a registered trademark), operates principally in one industry, the manufacturing and marketing of branded food products on a worldwide basis, although the majority of Smucker’s sales are in the United States. Smucker’s distribution outside the United States is principally in Canada, Australia and Brazil although products are exported to other countries as well. International sales represent less than 10% of total consolidated Smucker sales for fiscal 2003.

On June 1, 2002, Smucker merged the Jif peanut butter and Crisco shortening and oils businesses of The Procter & Gamble Company with and into Smucker. As a result of the Jif and Crisco merger, Smucker realigned its reportable business segment structure resulting in two new segments: U.S. retail market and special markets. The U.S. retail market includes the consumer and consumer oils businesses and represents the primary strategic focus area for Smucker — the sale of branded food products with leadership positions to consumers through mainstream domestic retail outlets. The special markets segment represents the aggregation of the foodservice, international, industrial and beverage businesses.

During fiscal 2003, Smucker announced plans to restructure certain operations as part of its ongoing efforts to optimize its production capacity, improve productivity and operating efficiencies, and lower Smucker’s overall cost base. These initiatives include reducing Smucker’s involvement in fruit processing, centralizing production and distribution of the Uncrustables product line, and significantly reducing the number of items available for sale. The program calls for the closing of three of Smucker’s plants — Watsonville, California; Woodburn, Oregon; and West Fargo, North Dakota. In addition, Smucker is consolidating operations of its two plants in Ripon, Wisconsin into one operation. These restructuring actions will result in the elimination of approximately 335 full-time positions. The restructurings are proceeding as planned.

Smucker expects to record a total restructuring charge of approximately $18 million, of which approximately $2.5 million was recorded in the fourth quarter of fiscal 2003 and $8.8 million was recorded in the first nine months of fiscal 2004. Smucker expects to record additional restructuring charges of approximately $3.2 million and make cash payments of approximately $2 million during the last three months of fiscal 2004. The balance of the restructuring charge will be incurred in the first half of fiscal 2005. The remaining cash payments, estimated to be approximately $7 million, will be paid through the third quarter of fiscal 2005.

U.S. Retail Market

The U.S. retail market, Smucker’s largest segment, experienced a 175% sales growth for fiscal year 2003 and an additional 17% sales growth for the first nine months of fiscal 2004. The U.S. retail market includes the sales of Smucker’s, Jif and Crisco products to grocery, club, drug, mass market and warehouse channels. A significant portion of the segment’s growth resulted from addition of Jif and Crisco to Smucker’s existing business, but even without these brands, segment sales were up more than 10% for the first nine months of fiscal 2004.

The Smucker’s brand grew by 12% in the first nine months of 2004 through Smucker’s leadership in fruit spreads and natural peanut butter, as well as through growth in the distribution and sales of Uncrustables. Smucker’s continues to lead the fruit spread category, with a record share of approximately 41% in fiscal 2003 in this category.

For the first nine months of 2004, Jif and Crisco sales accounted for $503.4 million of the total compared to $414.7 million last year. The first nine months of fiscal 2004 benefited from an additional month of Jif and Crisco sales, as the merger of The Procter & Gamble Ohio Brands Company with and into Smucker closed one month into fiscal 2003. Excluding the benefit of the additional month of Jif and Crisco sales, sales in the segment were up over ten percent for the first nine months. Jif sales were up 7%, with tonnage up 15%, reflecting a 6% price decrease that was effective in January, 2003. Sales of Crisco branded products were up 3% and 14%, in volume and dollars respectively, reflecting price increases taken last year resulting from increased soybean oil costs. Results of both Jif and Crisco exclude the additional month of sales.

Smucker remains extremely excited about its Uncrustables product. In 2003, Smucker rolled out its peanut butter and jelly Uncrustables sandwich to retail stores across approximately 70% of the United States. Also in fiscal 2003, Smucker introduced its pre-toasted grilled cheese Uncrustables product to the retail market, and it too has been well received. This new offering is consistent with Smucker’s aim to provide consumers with convenient, wholesome, tasty foods — in this case, a grilled cheese sandwich that is ready to eat after just a minute or less in the microwave. Smucker brought both Uncrustables products to the majority of the country in the first quarter of fiscal 2004. Smucker supported the launch with considerable advertising, especially during the back-to-school period.

Due to the strong demand in both the retail and schools channels, Smucker continues to experience short-term capacity constraints at its two Uncrustables manufacturing facilities. Smucker has been working to minimize the impact of the shortages and to alleviate these capacity constraints. The situation is expected to be fully-addressed in time for the important “back-to-school” period later this summer with the start-up of the new Uncrustables facility in Scottsville, Kentucky. While this capacity situation will have some near-term effect on the pace at which Smucker expands the Uncrustables business, it is expected to have neither a significant impact on this year’s sales and earnings results nor a material effect on the future growth of the Uncrustables business.

The entire peanut butter category expanded by approximately 4% in 2003 as consumers turn to peanut butter as a healthy and inexpensive source of protein. In 2003, Smucker significantly increased the amount of consumer advertising behind Jif and is extremely pleased with the way Jif sales outpaced the category’s overall growth rate. The Jif brand commanded approximately 35% of the peanut butter category for fiscal 2003. This share, combined with Smucker’s other peanut butter brands — Smucker’s natural peanut butter, Laura Scudder’s, Adam’s and Goober — gave Smucker approximately 42% of the total category for fiscal 2003. In October 2002, the U.S. Congress approved the Farm Bill, resulting in lower peanut prices. Smucker passed along a portion of those savings to its consumers and invested the balance of the savings in the Jif brand, primarily in advertising. Smucker’s Jif plant in Lexington, Kentucky achieved record production results and did an outstanding job meeting Smucker’s customers’ demands in fiscal 2003. Smucker is investing in the Lexington plant to further increase its capacity.

For Smucker, cooking oil is a relatively new category that presents a unique set of opportunities. As with Jif, Smucker’s primary emphasis is on revitalizing the Crisco brand. Smucker’s share of the oils and shortening category on a 52-week basis has been increasing in response to consumer initiatives, including the first television advertising of Crisco in five years.

In the first nine months of fiscal 2004, selling, distribution and administrative expenses were up one-half a percentage point of sales compared with the first nine months of fiscal 2003 due primarily to a planned increase in marketing efforts behind the Jif and Crisco brands.

Special Markets

Smucker’s beverages business set a new record in fiscal 2003, with a double-digit increase in sales of The R.W. Knudsen Family, Santa Cruz Organic and Smucker’s powdered lemonades. Beverage sales were also up 14% for the third quarter of fiscal 2004 compared to the third quarter of fiscal 2003. Sales of Smucker’s natural foods brands in the health and natural foods channel are outpacing the category’s growth, and Smucker continues to gain placement in mainstream grocery stores as they expand their offerings of leading natural food brands.

Despite weaknesses in the travel and leisure industry, Smucker saw very good growth in Smucker’s portion control lines in fiscal 2003. Smucker believes sales of Smucker’s and Dickinson’s portion control products to hotels, restaurants, airlines and healthcare institutions have never been stronger.

Smucker’s foodservice group is also responsible for managing the sales of Smucker’s Uncrustables to schools and restaurants. Uncrustables sales in this channel increased 38% in fiscal 2003, making it the fastest-growing line in its foodservice area. With the recent introduction of a pre-toasted grilled cheese sandwich,

Smucker anticipates continued significant growth opportunities for this sandwich platform. Uncrustables are now enjoyed by children in more than 4,000 school systems throughout the United States.

Foodservice sales were down slightly for the third quarter of fiscal 2004, decreasing 2% from the third quarter of fiscal 2003. The decrease was due to the impact of Smucker’s previously announced decision to discontinue as master distributor for the Lea & Perrins brand this year. Excluding this impact, sales in the foodservice area were up 5% for the third quarter of fiscal 2004. Sales of traditional portion control items, primarily under the Smucker’s brand, were up over last year as were sales in the schools market. Sales of Uncrustables increased 12% for the third quarter of fiscal 2004 in the schools market despite tight capacity throughout the quarter.

Sales and profits in Smucker’s industrial business area also exceeded expectations for fiscal 2003, primarily due to growth in the business Smucker acquired in 2001 from International Flavors and Fragrances. The U.S. portion of that business is now fully integrated into Smucker’s production facilities. Smucker’s strategy for the industrial business is to focus on Smucker’s current bakery and dairy customers, doing all Smucker can to secure its place as their preferred supplier of formulated ingredients while maximizing the utilization of existing assets.

Industrial sales, however, were down 19% in the third quarter 2004 compared to third quarter 2003. Approximately $4.5 million in sales of now discontinued business were included in third quarter 2003, bringing the year-to-date total to approximately $16 million. Sales in the remaining industrial business reversed trends of the previous quarters, ending slightly positive for the third quarter of fiscal 2004.

The majority of sales in Smucker’s international business area are in Canada and Australia. Smucker’s Canadian business has performed well in fiscal 2003, while its Australian operations remain challenged. In 2003, a significant contributor to growth in Canada was the addition of Crisco brand sales. In Canada, as in the United States, Smucker has dedicated resources to revitalizing this brand, and it is seeing positive results. Jif peanut butter was also launched in Canada in 2003. As measured in local currency, Canada sales were up 4% for the third quarter of fiscal 2004.

Directors of Smucker

The members of Smucker’s board of directors, with information as to each of them based on data furnished to Smucker by these persons as of March 31, 2004, are as follows:

VINCENT C. BYRD	Mr. Byrd, 49, has been a director since April 1999. He has been senior vice president, consumer market since February 2004. Prior to that time he was vice president and general manager, consumer market, of Smucker since January 1995. Mr. Byrd also is a director of Spangler Candy Company, a manufacturer of confectionery products, and serves on the advisory board of the University of Arkansas Center for Retailing Excellence Business College. His term will expire in 2005.

R. DOUGLAS COWAN	Mr. Cowan, 63, has been a director since January 2003. He has been the chairman and chief executive officer of The Davey Tree Expert Company, an employee-owned company providing horticultural services throughout the United States and Canada, since May 1997. Mr. Cowan is a member of the audit committee. Mr. Cowan also serves as Vice-Chairman of the Board of Trustees of Kent State University. His term will expire in 2005.

KATHRYN W. DINDO	Ms. Dindo, 54, has been a director since February 1996. She has been vice president since 1998 and chief risk officer since November 2001 of FirstEnergy Corp., a utility holding company. Prior to that time, she was vice president and controller of Caliber System, Inc., a subsidiary of FDX Corporation, a transportation services company, since January 1996. Ms. Dindo is chair of the audit committee and a member of the executive compensation committee. Her term will expire in 2004.

FRED A. DUNCAN	Mr. Duncan, 57, has been a director since April 1999. He has been senior vice president, special markets since February 2004. Prior to that time he was vice president, special markets since November 2001 and vice president and general manager, industrial market, of Smucker since February 1995. Mr. Duncan also is a director of Bush Brothers and Company, a food processing and manufacturing company. His term will expire in 2006.

ELIZABETH VALK LONG	Ms. Long, 54, has been a director since May 1997. She was executive vice president of Time Inc., the magazine publishing subsidiary of Time Warner, from May 1995 until her retirement in August 2001. She is also a director of Jefferson-Pilot Corporation, an insurance, financial services, and communications company, and Steelcase Corporation, a furniture and office systems manufacturer. Ms. Long is chair of the executive compensation committee and a member of the audit committee. Her term will expire in 2005.

CHARLES S. MECHEM, JR.	Mr. Mechem, 73, has been a director since 1982. He retired as chairman of Convergys Corporation, a provider of customer management products and services, in 2000, a post he was elected to in 1999. He has been commissioner emeritus of the Ladies Professional Golf Association, since 1995. He also is a director of the Ladies Professional Golf Association, Royal Associates, Inc., a manufacturer of steel golf shafts, and Myers Y. Cooper, a commercial real estate broker and construction manager. Mr. Mechem is chair of the nominating and corporate governance committee and a member of the executive compensation committee. His term will expire in 2006.

GARY A. OATEY	Mr. Oatey, 56, has been a director since January 2003. He is the chairman and chief executive officer of Oatey Co., a privately owned manufacturer of plumbing products, since January 1995. Mr. Oatey is a member of the nominating and corporate governance committee. His term will expire in 2006.

RICHARD K. SMUCKER	Mr. Smucker, 55, has been a director since 1975. He has been the president since 1987, co-chief executive officer since February 2001, and chief financial officer since June 2003 of Smucker. Mr. Smucker also is a director of Wm. Wrigley Jr. Company, a manufacturer of confectionery, primarily chewing gum, products, The Sherwin-Williams Company, a manufacturer of coatings and related products, and serves as advisor to the board of directors of Buttonwood Capital Partners, an asset management firm. In addition, Mr. Smucker was appointed to the board of trustees of the University of Miami (of Ohio) in May 2003. Mr. Smucker is the brother of Tim Smucker and the uncle of both Mark Smucker and Paul Smucker Wagstaff, the latter two being vice presidents of Smucker. His term will expire in 2004.

TIMOTHY P. SMUCKER	Mr. Smucker, 60, has been a director since 1973. He has been the chairman since 1987 and co-chief executive officer since February 2001 of Smucker. Mr. Smucker also is a director of Dreyer’s Grand Ice Cream Inc., a manufacturer and distributor of premium ice cream products. Mr. Smucker is the brother of Richard Smucker, the father of Mark Smucker, and the uncle of Paul Smucker Wagstaff, the latter two being vice presidents of Smucker. His term will expire in 2006.

WILLIAM H. STEINBRINK	Mr. Steinbrink, 61, has been a director since 1994. He has been associated with the law firm of Jones Day since September 2001. He is the former president and chief executive officer of CSM Industries, Inc., a manufacturer of specialty metals, a position he held between November 1996 and November 2000. Mr. Steinbrink is a member of the nominating and corporate governance committee. Jones Day has provided legal services on behalf of Smucker on a variety of matters, and it is anticipated that Jones Day will continue to provide services to Smucker. His term will expire in 2004.

Director Compensation

Directors of Smucker who are not also employees are compensated for services as a director on the basis of $30,000 per year, plus $2,000 per year ($4,000 per year for the chair) for each committee on which the director serves. Nonemployee directors may elect to receive all or 50% of their annual retainer and committee fees in the form of units under Smucker’s Nonemployee Director Stock Plan. All units, together with dividends credited thereon, are paid out in the form of common shares upon termination of service as a director.

In 2001, the shareholders of Smucker approved the implementation of a Nonemployee Director Stock Option Plan. The plan is designed to provide additional compensation for nonemployee directors of Smucker and to attract and retain candidates of the highest quality to serve on the board. It provides for an annual grant of 1,500 stock options to each eligible nonemployee director, unless otherwise determined by the executive compensation committee. The options granted under this plan will fully vest six months after the date of grant and will have a term of ten years. Because the Jif and Crisco transaction was pending, the September 2001 grants were deferred and were reconsidered in conjunction with the 2002 awards. In September 2002, stock options for 5,000 common shares of Smucker were granted to each nonemployee director.

Executive Officers of Smucker

The names, ages as of March 31, 2004, and current positions of the executive officers of Smucker are listed below. All executive officers serve at the pleasure of the Board of Directors, with no fixed term of office. Unless otherwise indicated, each individual has served as an executive officer of the Company for more than five years.

Name	Age	Years with the Company	Position	Officer Since

Timothy P. Smucker	59	35	Chairman and Co-Chief Executive Officer	1973

Richard K. Smucker	55	31	President, Co-Chief Executive Officer and Chief Financial Officer	1974

Mark R. Belgya	43	19	Vice President and Treasurer (1)	1997

Vincent C. Byrd	49	27	Senior Vice President, Consumer Market (2)	1988

Barry C. Dunaway	41	17	Vice President, Corporate Development (3)	2001

Fred A. Duncan	57	26	Senior Vice President, Special Markets (4)	1984

Robert E. Ellis	57	26	Vice President, Human Resources	1996

M. Ann Harlan	44	5	Vice President, General Counsel and Secretary (5)	2002

Donald D. Hurrle, Sr.	55	27	Vice President, Sales, Grocery Market (6)	2001

Richard G. Jirsa	58	29	Vice President and Controller (7)	1978

Andrew G. Platt	47	21	Vice President, Information Services and Chief Information Officer (8)	2004

John D. Milliken	58	30	Vice President, Logistics and Western Operations	1981

Steve Oakland	43	21	Vice President and General Manager, Consumer Oils (9)	1999

Mark T. Smucker	34	6	Vice President and General Manager, International Market (10)	2001

Richard F. Troyak	56	25	Vice President, Operations	1998

Paul Smucker Wagstaff	34	7	Vice President and General Manager, Foodservice Market (11)	2001

(1)	Mr. Belgya was elected to his present position in February 2004, having served from June 2001 to January 2004 as Treasurer, and from August 1997 to May 2001 as Corporate Controller.
(2)	Mr. Byrd was elected to his present position in February 2004, having served as Vice President and General Manager, Consumer Market from January 1995 to January 2004.
(3)	Mr. Dunaway was elected to his present position in November 2001, having served as Director, Corporate Development and Strategic Planning since February 2000. Prior to that time, he served as Director, Business Development, Europe and Middle East, since January 1997.
(4)	Mr. Duncan was elected to his present position in February 2004, having served as Vice President, Special Markets from November 2001 to January 2004. Prior to that time, he served as Vice President and General Manager, Industrial Market, since February 1995.
(5)	Ms. Harlan was elected a Vice President in February 2004. She was elected Secretary in June 2003, having served as Assistant Secretary, since August 2000. She was elected General Counsel in April 2002, having served as Assistant General Counsel since January 1999. Before joining the Company, Ms. Harlan was a partner at the law firm of Calfee, Halter & Griswold LLP.
(6)	Mr. Hurrle was elected to his present position in April 2001, having served as National Sales Manager, Grocery since November 1990.
(7)	Mr. Jirsa was elected to his present position in February 2004, having served as Vice President, Information Services and Corporate Controller since June 2001. Prior to that time, he served as Vice President, Information Systems.
(8)	Mr. Platt was elected to his present position in February 2004, having served as Director of Business Technology from August 2002 to January 2004. Prior to that time, he served as Director, Customer Service, since February 1997.
(9)	Mr. Oakland was elected to his present position in November 2001, having served as Vice President and General Manager, Foodservice Market since, February 1999. Prior to that time, he served as General Manager, JM Smucker (Canada) Inc., since July 1995.
(10)	Mr. Mark Smucker was elected to his present position in November 2001, having served as General Manager and Managing Director, Smucker do Brasil, since January 2000. Prior to that time, he served as Director, Business Development, South American since January 1997.
(11)	Mr. Wagstaff was elected to his present position in November 2001, having served as General Manager, Uncrustables Market, since May 2000. Prior to that time, he served as Product Manager, Toppings, Peanut Butter, and Specialties, since January 1997.

Report of the Executive Compensation Committee

The executive compensation committee of Smucker’s board of directors is composed of three independent, nonemployee directors and is responsible for establishing the levels of compensation and benefits for executive officers of Smucker. The executive compensation committee evaluates Smucker’s performance and the compensation paid to its executive officers on an ongoing basis. The executive compensation committee operates under a written charter, which was adopted by the executive compensation committee and the board of directors in April 2003. The executive compensation committee believes the charter is an accurate and adequate statement of the committee’s responsibilities. The executive compensation committee will review this charter on an annual basis to confirm that it continues to be an accurate statement of such responsibilities.

Compensation Philosophy

The executive compensation committee believes that an effective executive compensation program must have two parts. First, it should have a cash component that is competitive enough to retain highly qualified executives, while providing performance-based incentives. The executive compensation committee believes that Smucker’s base salary structure, Management Incentive Plan bonuses and Voluntary Deferred Compensation Plan combine to meet these requirements. The second part of the program is equity-based in order to provide long-term incentives and ensure that management’s long-term interests are aligned with those of other shareholders. The equity-based components of the compensation program are provided by the Restricted Stock Bonus Plan, the 1987 Stock Option Plan, and the 1998 Equity and Performance Incentive Plan.

Salaries

Base compensation for all salaried positions in Smucker, including executive officers, is determined by reference to individual performance and position within the salary range for the particular job classification. Smucker’s human resources department develops the salary ranges and classifications with assistance from outside consultants who help to ensure that the overall salary structure is competitive. Smucker’s goal with regard to salaries and compensation is to provide a structure that is competitive with other comparably sized manufacturing companies. Over 300 companies are used for comparison purposes, and many of them are included in the Standard & Poor’s Food Group Index. See the “Total Shareholder Return Graph” on page [            ]. Included in the comparison group are such companies as Campbell Soup Company, General Mills, Inc., Kellogg Company, Mars, Inc., McCormick & Company, Inc., Nestlé USA, Inc, Ralston Purina Company, Sara Lee Corporation, and Wm. Wrigley Jr. Company.

Although the salary ranges for the executive officers are recommended by the human resources department based on its own research and the advice of outside consultants, those ranges are regularly reviewed by the executive compensation committee and are subject to its approval, as are any changes to an officer’s salary grade level. With the completion of the Jif and Crisco transaction and the significant increase in the size of Smucker, the executive compensation committee requested an outside compensation consultant conduct a review of appropriate salary ranges, as well as management incentive plan target ranges and stock option awards, to reflect the increased size of Smucker. The resulting study indicated that the current salary ranges, management incentive bonuses, and stock option awards were well below similarly sized company averages. Upon the recommendation of the human resources department the executive compensation committee approved revised salary ranges for officers of Smucker. The adjusted salary ranges were implemented on May 1, 2002 and reflected an average 20% increase in the salary range and an average 20.7% increase in actual salaries for officers of Smucker, after taking into account regular annual increases.

Smucker continues to target its salary ranges at approximately the median of comparably sized manufacturing companies, and the revised ranges approved by the executive compensation committee meet that standard. Management’s salary recommendations for executive officers usually are submitted to the executive compensation committee for consideration at its April meeting. These recommendations generally are based upon the salary increase guidelines that have been determined by management for all corporate salaries as part of the planning and budgeting process for the coming fiscal year. The average of the salary increases granted to members of the officer group for fiscal year 2003 was 20.7%. This reflects the salary increases resulting from the salary range review commissioned in connection with the Jif and Crisco transaction as further discussed above. Tim Smucker, Smucker’s chairman, and Richard Smucker, Smucker’s president and chief financial officer operate jointly as co-chief executive officers. Management submitted no recommendation concerning a salary increase for Tim Smucker or Richard Smucker. The executive compensation committee determined that each of them should be given an increase of 21.2% for 2003, in line with the increases for the officer group as a whole, and in line with the level of increases suggested as appropriate pursuant to the salary range review. Factors considered when assessing executive officers’ performance for compensation purposes, including Tim Smucker and Richard Smucker, include, in no particular order, Smucker’s sales and earnings results, market share gains, whether Smucker’s business plan and strategic goals are being met, and individual performance evaluations. None of these factors, however, is necessarily weighed more heavily than any other.

Management Incentive Plan

Smucker maintains a management incentive program designed to recognize key management members based on their contribution to the achievement of Smucker objectives and their individual performance. A target award is set for each participant based on salary grade level and competitive award levels for similar positions at comparable manufacturing companies, which are generally the same companies used in establishing base salary ranges. The actual award given, if any, is based on Smucker’s performance to its earnings goal for the year, personal performance, and, if the participant is part of a strategic business area, that area’s performance to its profit goal. No awards are given if Smucker does not meet minimum performance standards, and the maximum award a participant may receive is limited to twice the target award.

After the end of each fiscal year, management presents the executive compensation committee with a summary and recommendation for management incentive bonuses. The presentation includes:

•	information on Smucker’s performance for the fiscal year just ended (earnings per share for the year with a comparison to the prior year and to Smucker’s plan, and operating margins or specific margins for the strategic business areas);

•	awards to each individual in the plan in the prior three years;

•	current salary, salary range, and target award information; and

•	a specific recommendation based on all of the foregoing.

The executive compensation committee then reviews the information and recommendations with management and makes a decision as to which recommendations to accept and whether any should be modified.

The management incentive awards for Tim Smucker and Richard Smucker each year are made based on the same factors as those used for other members of the Management Incentive Plan. No recommendation is made by management concerning the individual portion of the awards for the chairman or the president; that amount is determined by the executive compensation committee based on its appraisal of individual performance.

The amount of the incentive awards based on corporate performance is determined by a mathematical calculation, the elements of which are the same for all participants, including Tim and Richard Smucker. With respect to the 2003 fiscal year, Smucker exceeded its earnings per share goal for the year and the amount of the incentive award based on corporate performance was calculated accordingly for all participants, including the awards granted Tim and Richard Smucker by the executive compensation committee. In addition to the portion of the award based on corporate performance, the total incentive plan award for each participant includes an amount related to individual performance. This individual performance award is based on an assessment of the participant’s individual contributions in helping Smucker to achieve its earnings and other goals. It may be above or below the corporate award portion if the executive compensation committee feels that to be appropriate in an individual case.

Long-Term Incentive Compensation

Long-term incentive compensation is stock-based and is designed to help to align the interests of management with the interests of Smucker’s shareholders. Both restricted stock awards and stock options are used in the long-term compensation program, and the executive compensation committee believes that the use of the two types of awards together helps to ensure that competitive long-term incentives are delivered to the senior managers of Smucker. Target grant levels for long-term incentive compensation are determined for individual participants based on salary grade level and a determination by Smucker’s human resources department of the prevailing competitive awards for similar positions at other comparable manufacturing companies. The companies considered are largely the same as those used in establishing base salary ranges.

Restricted Stock Bonus Plan

Smucker’s restricted stock bonus plan was implemented in 1981 based on a determination by Smucker’s board of directors that such a plan would help Smucker attract and retain key senior managers. Restricted stock awards are made currently under the 1998 Equity and Performance Incentive Plan. In years in which restricted stock awards are to be considered, management develops a recommendation for participants based on target grant levels and individual performance considerations. That recommendation is presented to the executive compensation committee along with information on prior awards. Because the plan is intended to provide long term incentives to participants, the focus in deciding whether to make awards in particular years and in determining the amount of those awards is based on the progress that Smucker is making in implementing its strategy and achieving its longer term goals. Restricted stock awards generally are considered every two years. The last awards made were with respect to the 2002 fiscal year. With regard to the 2004 fiscal year, the executive compensation committee, considered and made awards to key executive officers at its May meeting this year. Tim and Richard Smucker each received awards of 30,000 shares under the plan this year. That amount is consistent with their respective competitive formula amounts. Their awards were based on the same factors as all other participants, as discussed in the preceding paragraphs.

Stock Option Plans

Stock option awards are made under either the 1987 Stock Option Plan or the 1998 Equity and Performance Incentive Plan. Participants in the plans include both executive officers and other key managers. Awards under the plans are normally considered annually and are made by the executive compensation committee following a review of the recommendations of management. Individual performance and the performance of Smucker are considered in establishing each proposed award, along with the individual’s target grant level. Although all of these factors are considered in making an award, no specific weight is assigned to them, and the relative importance of each factor may vary from participant to participant. The executive compensation committee does not specifically consider the total number of options held by a participant in determining the size of a new award, but information with regard to all previous awards is presented to and reviewed by the executive compensation committee when awards are made. The executive compensation committee normally considers stock option awards at its autumn meeting. Because the Jif and Crisco transaction was pending at that time in the 2002 fiscal year, counsel advised the executive compensation committee that it would be advisable to defer awards until after the transaction was completed. Therefore, no stock option awards were made in fiscal 2002. With the consummation of the transaction, the executive compensation committee determined that it would be appropriate to make awards in fiscal 2003 that combined the deferred 2002 awards with the regular awards planned for 2003. The combined awards for these two fiscal years, which awards reflect the increased ranges recommended in the salary and compensation review conducted by an outside counsel consultant, were authorized at the executive compensation committee’s May 2002 meeting with an effective date of July 1, 2002. Most of the awards made were in amounts consistent with the target grant level for the participant. The awards for Tim and Richard Smucker, at their recommendation, were in an amount approximately 25 percent below their target grant levels.

Voluntary Deferred Compensation Plan

After considering the merits of implementing a mandatory, as well as an elective deferred compensation plan, the executive compensation committee made a recommendation to Smucker’s board of directors in April

2003 that Smucker’s board of directors approve a Voluntary Deferred Compensation Plan. Smucker’s board of directors did approve the plan, which was made available to officers and business general managers starting in calendar year 2004. Elections to defer all or a portion of the participant’s compensation or bonus must be made prior to January 1st of the year in which services relating to the compensation deferred are provided. The participants will have the option to designate such deferred compensation be tracked as if invested in Smucker shares or a Fidelity Investment managed account. A copy of the Voluntary Deferred Compensation Plan is filed with the Smucker annual report on Form 10-K.

Tax Deductibility of Executive Compensation

The executive compensation committee has considered the potential impact on Smucker’s compensation plans of the $1,000,000 cap on deductible compensation under Section 162(m) of the Internal Revenue Code, which was enacted as part of the Omnibus Budget Reconciliation Act of 1993. The executive compensation committee believes that stock option awards under Smucker’s 1998 Equity and Performance Incentive Plan qualify under Section 162(m) as deductible compensation. Restricted stock awards and awards under the Management Incentive Plan do not at this time qualify for the exemption under Section 162(m) to the limitation on deductibility. To date, only Tim Smucker and Richard Smucker have been paid compensation in excess of $1,000,000 that would be subject to the Section 162(m) limitation. The executive compensation committee is generally committed to establishing executive compensation programs that will maximize as much as possible the deductibility of compensation paid to executive officers. In April 2003, Smucker’s board of directors approved a Deferred Compensation Plan, which has been available to electing officers and general managers as of January 1, 2004. A more detailed discussion of the Plan is provided in the preceding section under the heading “Voluntary Deferred Compensation Plan.” To the extent, however, that the executive compensation committee from time to time believes it to be consistent with its compensation philosophy and in the best interests of Smucker and its shareholders to award compensation that is not fully deductible, it may choose to do so. The executive compensation committee believes that Smucker’s compensation plans and practices are sound and well considered. It also believes that the level of compensation provided to the executive officers is appropriately related to both the competitive market and the historic and current performance of Smucker. The executive compensation committee in the future will continue to focus on these factors and on maintaining a compensation system that will encourage maximization of long-term shareholder value.

EXECUTIVE COMPENSATION COMMITTEE

Elizabeth Valk Long, Chair
Kathryn W. Dindo
Charles S. Mechem, Jr.

Compensation of Smucker’s Executive Officers

Consulting and Non-Compete Arrangements

Smucker’s board of directors believes that a significant portion of the value of Smucker and the success of its business is attributable to the public image of the Smucker’s brand and the integral identification of the Smucker family and its values with that brand. Therefore, the board has authorized Smucker to enter into agreements with each of Tim Smucker and Richard Smucker securing their continuing public representation of Smucker when they are no longer active executives.

Under these agreements, each of Tim Smucker and Richard Smucker have committed to maintain their public representation of Smucker for three years when either of them ends full-time employment with Smucker. The board also believed that it was crucial to the strength of the Smucker brand that neither Tim nor Richard Smucker should undertake activities after the end of their employment with Smucker that might be to the competitive disadvantage of Smucker. In particular, the board wished to ensure that neither Tim nor Richard Smucker would in any event provide the benefit of their experience in the food industry to competitors of Smucker.

Therefore, the agreements with Tim and Richard Smucker provide that for three years from the date of their respective termination of employment or for three years after the end of the public representation period, whichever is later, they will not enter into any relationships that might be to Smucker’s competitive disadvantage. During the three-year public representation period the former executive will receive annual compensation in an amount equal to his base salary as of the time his active employment with Smucker ended, plus benefits. He will also receive each year during that period an amount equal to fifty percent of his target award applicable under the Management Incentive Plan at the date of termination.

The agreements further provide to Tim and Richard Smucker certain benefits while they remain employees of Smucker. Specifically, in the event of either death or disability, they (or their estates) will be entitled to receive for three years after the event annual compensation equal to the base salary they were receiving at the time the event occurred, plus benefits. They (or their estates) also will receive an amount equal to fifty percent of their target bonus awards in effect at the time of the event. Also, any unvested options and restricted shares will vest immediately. At the end of the three-year period following the death or disability, they (or their spouse) will be eligible for retirement benefits without application of early retirement reduction factors. Each of them also would be eligible for retirement benefits without application of early retirement reduction factors at the end of the three-year public representation period if, but only if, he has not prior to that time elected to begin receiving such benefits with reduction factors applied.

In the event that Tim or Richard Smucker is terminated by Smucker without cause or if he resigns for cause (as specifically defined in the agreements), he will receive the same benefits as in the case of death or disability. If Smucker terminates Tim or Richard Smucker for cause, however, he will receive only that compensation to which he is otherwise entitled as of the date of termination.

Summary Compensation Table

The following table sets forth a summary of the compensation over the past three fiscal years for our co-chief executive officers and the other four most highly compensated executive officers.

					Long Term Compensation
		Annual Compensation			Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)(1)	Securities Underlying Options (#)(2)	All Other Compensation ($)
Timothy P. Smucker, Chairman	2003	$597,254	$788,100	$0	$1,088,400	140,000	$8,342	(3)
and Co-Chief Executive Officer	2002	475,617	434,160	0	0	0	8,004
	2001	444,739	208,760	0	348,040	47,255	7,970

Richard K. Smucker, President,	2003	557,866	788,100	0	1,088,400	140,000	8,420	(3)
Co-Chief Executive Officer and	2002	458,000	434,160	0	0	0	7,678
Chief Financial Officer	2001	438,000	208,760	0	348,040	47,255	7,970

Vincent C. Byrd, Vice	2003	259,486	234,600	0	290,240	50,000	7,907	(3)
President and General Manager,	2002	213,020	124,180	0	0	0	7,635
Consumer Market	2001	195,116	103,800	0	99,440	14,176	7,970

Fred A. Duncan, Vice	2003	260,684	225,400	0	290,240	50,000	8,113	(3)
President of Special Markets	2002	203,393	113,860	0	0	0	7,648
	2001	190,401	101,640	0	99,440	14,176	7,970

Steven J. Ellcessor, Vice	2003	255,121	225,400	0	0	50,000	561,210	(3)(4)
President of Finance and	2002	196,431	123,840	0	0	0	7,701
Administration Secretary,	2001	183,000	68,660	0	99,440	14,176	7,970
and Chief Financial Officer (4)

Richard G Jirsa, Vice President	2003	222,745	180,400	0	217,680	35,000	7,826	(3)
of Information Services and	2002	189,500	93,800	0	0	0	7,506
Corporate Controller	2001	179,723	41,520	0	62,150	7,560	8,024

(1)	Smucker’s Restricted Stock Bonus Plan was implemented in 1981 and its 1998 Equity and Performance Incentive Plan was implemented in 1998. Shares awarded under the plan are entitled to dividends at the same rate and on the same terms as unrestricted shares of the same class. The aggregate number and value of restricted shares held by the individuals listed above, valued as of April 30, 2003 are as follows: Timothy P. Smucker, 59,297 shares ($2,151,295); Richard K. Smucker, 59,297 shares ($2,151,295); Vincent C. Byrd, 16,504 shares ($598,765); Fred A. Duncan, 16,504 shares ($598,765), Steven J. Ellcessor, 8,504 shares ($308,525) and Richard G. Jirsa, 11,196 shares ($406,191).

(2)	All options are for common shares. The Company does not award stock appreciation rights (SARs).
(3)	These amounts represent contributions by Smucker on behalf of the individual indicated under Smucker’s 401(k) Savings Plan and the value of allocations during the year under Smucker’s Employee Stock Ownership Plan. The specific breakdown for each individual (401(k) amounts first, followed by ESOP allocations) is as follows: Timothy P. Smucker, $6,392 and $1,950; Richard K. Smucker, $6,470 and $1,950; Vincent C. Byrd, $5,957 and $1,950; Fred A. Duncan, $6,161 and $1,950; Steven J. Ellcessor, $6,180 and $1,950; and Richard G. Jirsa, $5,876 and $1,950.

(4)	In addition to the amounts noted in footnote 3, above, this amount represents severance and other payments to Mr. Ellcessor in connection with his resignation effective as of July 1, 2003. This amount consists of the following: (a) health insurance for a period of up to one year; (b) a severance payment, in accordance with Smucker’s basic severance policy; (c) an additional payment in exchange for Mr. Ellcessor’s waiver of any claims he may have against Smucker; (d) a payment equal to the current value of 4,000 restricted shares that were previously granted to Mr. Ellcessor, (e) Mr. Ellcessor’s pro rata share of amounts due him under Smucker’s Management Incentive Program for fiscal year 2004; (f) a payment which Mr. Ellcessor may use for outplacement services or for such other purposes as he determines; and (g) a payment in lieu of accrued and unused vacation. The aggregate of the above payments (excluding the cost of health insurance, which may vary) is $553,080. Further, Mr. Ellcessor will be entitled to retain all vested stock options previously granted to him until they expire at the end of their ten-year term.

Stock Option Plans

The first of the following tables summarizes options granted during fiscal 2003 to the officers listed in the Summary Compensation Table (on page [            ]) under Smucker’s 1998 Equity and Performance Incentive Plan. The second table summarizes options exercised by the officers listed in the preceding table during the 2003 fiscal year, along with the number of unexercised options held by such officers at fiscal year-end and the value of their unexercised, in-the-money options, are set forth in the following table.

Option Grants in Last Fiscal Year(1)

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5%	10%
Timothy P. Smucker	140,000	11.2%	33.66000	06/30/12	$2,963,600	$7,510,400
Richard K. Smucker	140,000	11.2%	33.66000	06/30/12	2,963,600	7,510,400
Vincent C. Byrd	50,000	4.0%	33.66000	06/30/12	1,058,400	2,682,300
Fred A. Duncan	50,000	4.0%	33.66000	06/30/12	1,058,400	2,682,300
Steven J. Ellcessor	50,000	4.0%	33.66000	06/30/12	1,058,400	2,682,300
Richard G. Jirsa	35,000	2.8%	33.66000	06/30/12	740,900	1,877,600

(1)	No option granted is transferable except by will or the laws of descent and distribution. Options are exercisable to the extent of one-third of the shares covered by the option after the optionee has been in the continuous employ of Smucker or one of its subsidiaries for one full year from the date of grant, and to the extent of an additional one-third after each of the next two years of continuous employment. Options also become immediately exercisable upon the occurrence of certain events related to a change of control of Smucker.

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

			Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($)
Name	Acquired on Exercise (#)	Value Realized ($)	Exercisable/ Unexercisable		Exercisable/ Unexercisable
Timothy P. Smucker	0	$0	207,287	155,751	$2,885,839	$544,513
Richard K. Smucker	0	0	207,287	155,751	2,885,839	544,513
Vincent C. Byrd	0	0	67,097	54,725	987,264	184,311
Fred A. Duncan	2,835	18,051	67,097	54,725	987,264	184,311
Steven J. Ellcessor	0	0	54,811	54,725	759,928	184,311
Richard G. Jirsa	6,300	107,922	18,270	37,520	215,477	120,132

Pension Plan

Under The J. M. Smucker Company Employees’ Retirement Plan (the “Plan”), retirement benefits are payable to all eligible employees of Smucker and its subsidiaries, including officers. The present executive officers of Smucker, including those named in the Summary Compensation Table, are also eligible upon retirement to receive a benefit from a nonqualified supplemental retirement plan (the “Supplemental Plan”). The amounts set forth in the Pension Plan Table below assume participation in the Supplemental Plan and set forth the estimated annual benefit, computed as a straight-life annuity, payable under the Plan, as amended, at normal retirement (age 65):

	Pension Plan Table
	Years of Service
Remuneration	15	20	25	30	35

$125,000	$26,000	$42,000	$48,000	$48,000	$48,000
150,000	35,500	54,500	62,000	62,000	62,000
175,000	45,000	67,000	75,500	75,500	75,500
200,000	54,500	79,500	89,500	89,500	89,500
225,000	63,500	92,000	103,000	103,000	103,000
250,000	73,000	104,500	117,000	117,000	117,000
300,000	92,000	129,500	144,500	144,500	144,500
400,000	129,500	179,500	199,500	199,500	199,500
450,000	148,000	204,500	227,000	227,000	227,000
500,000	167,000	229,500	254,500	254,500	254,500
650,000	223,000	304,500	337,000	337,000	337,000
800,000	279,500	379,500	419,500	419,500	419,500

The Plan provides a pension based upon years of service with Smucker and upon final average pay (average base compensation for the five highest consecutive years of employment). Benefits under the Plan are one percent of final average pay times the participant’s years of service with Smucker. Benefits under the Supplemental Plan at retirement, based upon years of service (maximum 25 years), are 55 percent of the average total compensation (i.e., all compensation including salary and bonus) for the five highest consecutive years of employment, offset by the benefits derived from the Plan and by 100 percent of the Social Security benefit.

Messrs. Timothy P. Smucker, Richard K. Smucker, Vincent C. Byrd, Steven J. Ellcessor, and Fred A. Duncan were credited under the Plan with 33, 30, 26, 17 and 25 full years of benefit service at April 30, 2003.

Total Shareholder Return Graph

Comparison of 5 Year Cumulative Total Return*

AMONG THE J. M. SMUCKER COMPANY, THE S&P 500 INDEX,

THE S&P PACKAGED FOODS INDEX AND A PEER GROUP

	4/98	4/99	4/00	4/01	4/02	4/03
The J. M. Smucker Company	100	89.59	68.64	115.57	156.71	167.36
S&P 500	100	121.82	134.16	116.76	102.02	88.44
S&P Packaged Goods	100	88.90	69.53	93.76	108.34	99.34
Peer Group	100	88.04	69.49	92.80	120.46	112.48

*	$100 invested on 4/30/98 in stock or index—including reinvestment of dividends. Fiscal year ending April 30.

Copyright © 2002, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

Beneficial Ownership of Smucker Common Shares

The following table sets forth, as of March 31, 2004 (unless otherwise noted), certain information with respect to:

•	all shareholders known to Smucker to be the beneficial owners of more than 5% of Smucker common shares;

•	the beneficial ownership of Smucker common shares by each director and certain executive officers of Smucker; and

•	all directors and executive officers of Smucker as a group.

Unless otherwise noted, the shareholders listed in the table have sole voting and investment powers with respect to the Smucker common shares beneficially owned by them. As of March 31, 2004, there were 50,171,571 Smucker common shares outstanding.

Name	Number of Common Shares Beneficially Owned(1)(2)	Percent of Outstanding Common Shares(3)

Ariel Capital Management, Inc. (4)	3,713,881	7.40%
Timothy P. Smucker (5)	2,486,342	4.93%
Richard K. Smucker (5)	2,395,662	4.75%
International Multifoods Corporation (6)	2,807,783	5.60%
Vincent C. Byrd	116,467	0.23%
R. Douglas Cowan	3,621	*
Kathryn W. Dindo	19,216	*
Fred A. Duncan	137,525	0.27%
Richard G. Jirsa (5)	56,796	0.11%
Elizabeth Valk Long	18,175	*
Charles S. Mechem, Jr.	22,411	*
Gary A. Oatey	5,326	*
William H. Steinbrink	24,796	*
22 directors and executive officers as a group (5)	4,548,829	8.91%

* Less than 0.1%.

(1)	Includes restricted stock and also includes shares covered by outstanding stock options exercisable within 60 days, as follows: Timothy P. Smucker, 228,121; Richard K. Smucker, 228,121; Vincent C. Byrd, 84,709; Fred A. Duncan, 84,709; Richard G. Jirsa, 24,897; and all directors and executive officers as a group, 889,110.

(2)	Includes shares held for the benefit of the individual named under the terms of Smucker’s Nonemployee Directors Stock Plan as follows: R. Douglas Cowan, 1,321; Kathryn W. Dindo, 11,252; Elizabeth Valk Long, 10,730; Charles S. Mechem, Jr., 12,809; Gary A. Oatey, 1,826; and William H. Steinbrink, 16,229. The shares indicated are held in trust for the directors named and are voted pursuant to their direction.

(3)	Because under Smucker’s amended articles of incorporation shareholders may be entitled on certain matters to cast ten votes per share with regard to certain common shares and only one vote per share with regard to others, there may not be a correlation between the percent of outstanding common shares owned and the voting power represented by those shares. The total voting power of all the common shares can be determined only at the time of a shareholder meeting due to the need to obtain certifications as to beneficial ownership on shares not held as of record in the name of individuals. It is management’s expectation, however, that the common shares shown in the above table as owned by the directors and officers as a group will represent a percentage of Smucker’s total voting power on a ten-vote basis that is slightly greater than the percentage of total voting power represented by those shares on a one-vote basis.

The voting power of Timothy P. Smucker and Richard K. Smucker includes some duplication with respect to entities for which they are co-trustees. See footnote (2), above.

The voting power of all directors and executive officers as a group has been computed to eliminate duplication of beneficial ownership.

Smucker has entered into agreements with Timothy P. Smucker and Richard K. Smucker and members of their immediate families, including Mrs. H. Ray Clark, Timothy P. Smucker’s and Richard K. Smucker’s aunt, and members of her immediate family, and with all executive officers of Smucker relating to the disposition of common shares held by them. These shareholders are the beneficial owners of an aggregate of 5,713,479 common shares, approximately 11% of the class, of which 4,455,284 common shares are included in the above table. Under the agreements, which have no expiration date, Smucker has a purchase option with respect to any proposed transfers of these common shares, except for gifts and bequests to or for the benefit of family members, and sales pursuant to any offer, merger, or similar transaction that is approved or recommended by Smucker’s board of directors.

The agreements provide that Smucker may assign its purchase rights to Smucker’s employee stock ownership plan or any of its other employee benefit plans. The agreements reflect the practice followed by Smucker for a number of years of providing for the purchase of common shares at prices at or somewhat below market with the effect of establishing a method for the orderly disposition of blocks of shares that could not otherwise be readily absorbed by the public market. The shares so acquired by Smucker have generally been used for purposes of Smucker employee benefit plans, and shares have also been so acquired directly by the ESOP.

(4)	According to an amended Schedule 13G filed by Ariel Capital Management, Inc., 200 E. Randolph Drive, Chicago, IL 60601, on February 13, 2004, Ariel is a U.S. corporation organized under the laws of the State of Illinois. As of December 31, 2003 Ariel had sole voting power of 3,028,489 common shares and sole dispositive power of 3,713,881 common shares.

(5)	Beneficial ownership of the following shares included in the table is disclaimed by Timothy P. Smucker: 1,064,336 common shares held by trusts for the benefit of family members of which Timothy P. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common shares owned by the Willard E. Smucker Foundation of which Timothy P. Smucker is a trustee with shared investment power; and 123,676 common shares with respect to which Timothy P. Smucker disclaims voting or investment power.

Beneficial ownership of the following shares included in the table is disclaimed by Richard K. Smucker: 1,447,607 common shares held by trusts for the benefit of family members (including Timothy P. Smucker) of which Richard K. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common shares owned by the Willard E. Smucker Foundation of which Richard K. Smucker is a trustee with shared investment power; and 90,417 common shares with respect to which Richard K. Smucker disclaims voting or investment power.

Beneficial ownership of 2,245 shares included in the table is disclaimed by Richard G. Jirsa.

The number of shares beneficially owned by all directors and executive officers as a group has been computed to eliminate duplication of beneficial ownership.

(6)	Multifoods has shared voting power and no dispositive power over 2,807,783 Smucker common shares pursuant to the shareholders agreement between Multifoods, Tim Smucker and Richard Smucker, each individually and as a trustee for specified family trusts. See “The Shareholders Agreement” on page [ ].

INFORMATION ABOUT MULTIFOODS

General Development of Multifoods’ Business

Multifoods was incorporated in Delaware in 1969 as the successor to a business founded in 1892 and operates food manufacturing businesses in the United States and Canada. Multifoods manages its businesses through three operating segments: U.S. Consumer Products, Foodservice Products and Canadian Foods. In September 2002, Multifoods completed the sale of its foodservice distribution business. Multifoods has classified its foodservice distribution business as a discontinued operation.

U.S. Consumer Products

Through Multifoods’ U.S. Consumer Products segment, Multifoods markets and distributes flour and scratch ingredients, dessert and baking mixes, ready-to-spread frostings, potato mixes, dry breakfast mixes and syrups primarily under the Pillsbury, Martha White, Jim Dandy, Gladiola, Robin Hood, La Piña, Red Band, Softasilk, Hungry Jack and Idaho Spuds brand names for sale through retail channels in the United States. In addition, Multifoods markets and sells evaporated milk products under its Pet brand name and flavored rice and pasta side-dish products under its Farmhouse brand name. Products in its portfolio are strong brands in the packaged foods industry, some having operating histories of more than 100 years.

Multifoods’ Pillsbury branded products currently include 129 stock-keeping units, which Multifoods refers to as SKUs, in seven general subcategories: cake mix, ready-to-spread frosting, brownie mix, muffin mix, cookie mix, quickbread mix and flour and scratch ingredients. Multifoods’ Martha White branded products are primarily marketed under three major subcategories of muffin mixes, brownie mixes and scratch ingredients. Multifoods also markets cornbread mix under the Gladiola brand name and grits under the Jim Dandy brand name. Presently, Multifoods markets a total of 88 SKUs under its Martha White, Gladiola and Jim Dandy brands. Multifoods currently markets 51 SKUs primarily under the Hungry Jack brand, including 14 pancake mix SKUs, six syrup SKUs and 31 potato mix SKUs. The 31 potato mix SKUs include products across three product lines: core mashed potatoes, specialty potatoes and mashed potatoes with gravy. Multifoods markets 12 SKUs in the flour and scratch subcategory under its Robin Hood, La Piña, Red Band and Softasilk brands. Multifoods also markets ten evaporated milk products under its Pet brand and 27 pasta and rice side-dish SKUs under its Farmhouse brand. Approximately half of the products of the U.S. Consumer Products segment are manufactured at Multifoods’ Toledo, Ohio manufacturing facility, while third-party co-packers manufacture and package the remainder of this segment’s products.

The Pillsbury Company has licensed to Multifoods the exclusive right to use certain Pillsbury trademarks, including the Pillsbury “barrelhead” and “doughboy” related trademarks, on a royalty-free basis for an initial term of 20 years. After the initial 20-year term, the license is automatically renewable for unlimited additional 20-year terms on a royalty-free basis. This license allows Multifoods to use the licensed marks on certain dessert and baking mix and flour products and other baking related products in retail channels in the United States and its territories and commonwealths, including Puerto Rico. Multifoods also has the non-exclusive right to sell covered products bearing these trademarks to stores of United States-based retailers in Mexico and Canada.

Multifoods’ U.S. Consumer Products segment sells its products to supermarket chains, retail wholesalers and other retail channels. Multifoods’ customers include Wal-Mart Stores, Inc., Kroger Co. and SuperValu, Inc. CROSSMARK, Inc., a privately held, nationwide sales and marketing organization, provides retail sales and marketing services for Multifoods’ U.S. Consumer Products brands. Multifoods also employs a direct sales force.

Multifoods’ U.S. Consumer Products segment competes in the United States retail food manufacturing industry. Multifoods’ Pillsbury and Martha White brands compete primarily within the dessert and baking mixes, or DBM, market. The DBM market includes mixes for cakes, cookies, brownies, muffins and quickbread, as well as ready-to-spread frosting and ingredients used in scratch baking such as flour. Within the DBM category, Multifoods competes primarily with Betty Crocker, which is produced by General Mills, and Duncan Hines, which is produced by Pinnacle Foods Group, Inc. Multifoods’ Hungry Jack brand competes in three primary market categories: pancake mix, dehydrated potatoes and table syrup. Multifoods competes primarily with Aunt Jemima, which is produced by PepsiCo’s Quaker Foods North America segment, in pancake mix and Betty Crocker in dehydrated potatoes. Multifoods competes on the basis of product quality, product convenience, the ability to identify and satisfy emerging consumer preferences, brand loyalty, timely delivery and customer service, as well as price.

Foodservice Products

Multifoods’ Foodservice Products segment produces approximately 1,200 products for retail, wholesale and in-store bakeries and foodservice customers primarily in the United States. Through this segment, Multifoods produces baking mix products, including mixes for breads, rolls, bagels, donuts, muffins, Danishes, cakes, cookies, brownies, bars and pizza crusts, as well as fillings, icings and frostings. Baking mix products are marketed under Multifoods’ Multifoods, Pillsbury and Jamco brands. In addition, Multifoods manufactures and markets frozen batters, doughs and desserts under Multifoods, Gourmet Baker and Fantasia brands. Multifoods’ products are marketed through its own direct sales force of sales and technical support personnel, as well as through a network of brokers and bakery distributors, which in turn sell Multifoods’ products to retail bakers and other customers. Multifoods’ customers include Ahold USA, Inc., Costco Wholesale Corporation, Dunkin’ Donuts, Pizza Hut, Inc., Sysco Corporation and U.S. Foodservice, Inc.

Under a foodservice trademark license agreement with The Pillsbury Company, Multifoods has the exclusive right to use certain Pillsbury trademarks, including the Pillsbury “barrelhead” and “doughboy” related trademarks, on a royalty-free basis until November 2008 on certain non-custom dry mix products in packages of seven pounds or less and non-custom frosting products in packages of 11 pounds or less in foodservice channels in the United States and its territories and commonwealths, including Puerto Rico, and in certain limited instances and on a non-exclusive basis, Mexico and Canada. This license is non-renewable.

Multifoods’ Foodservice Products segment encounters significant competition in the bakery products market. Multifoods is a leading supplier of baking mixes to foodservice operators and retail and in-store bakeries in the United States and competes with several large corporations and regional producers of baking mixes. With respect to frozen bakery products, Multifoods competes primarily in the foodservice and in-store bakery markets with several large corporations and numerous regional suppliers that have select product offerings. Multifoods’ largest competitor in both of the baking mixes and frozen bakery products categories is General Mills, Inc. Multifoods competes on the basis of product quality and uniqueness, product convenience, brand loyalty, timely delivery and customer service, as well as price.

Canadian Foods

Multifoods’ Canadian Foods segment consists of its retail and commercial foods businesses in Canada. Canadian Foods manufactures flour and baking mixes, primarily under the Robin Hood brand, and pickles and relish condiments, primarily under the Bick’s brand, for sale through retail and commercial channels in the United States and Canada. Thirty retail baking mixes are sold in Canada under Multifoods’ Robin Hood brand, while retail flour is sold in Canada under the Robin Hood, Golden Temple, Brodie, Cream of the West, and Monarch brands. In the United States, Multifoods sells retail flour under its Golden Temple brand. Multifoods also sells hot cereals in Canada under its Robin Hood, Old Mill, Red River and Purity brands. In addition, Multifoods manufactures and markets pickles and relish condiments to consumers in Canada, where its Bick’s brand is the market leader. Multifoods also sells condiments in Canada under the Habitant, Gattuso, Woodman’s and McLaren’s labels.

The commercial foods business of Multifoods’ Canadian Foods segment produces pickles and relish condiments, baking mix products, wheat flour and oat products for retail, in-store and wholesale bakeries and foodservice customers in Canada and the United States. Such products are sold primarily under Multifoods’ Robin Hood and Bick’s brands.

The products of Multifoods’ Canadian Foods segment are marketed primarily through Multifoods’ own sales organization, supported by advertising and other promotional activities. Multifoods’ customers include Loblaw Companies Limited, The TDL Group Limited and Sobeys Inc. Multifoods’ competitors in Canada include both large corporations and regional producers. Multifoods competes on the basis of product quality, product convenience, the ability to identify and satisfy emerging consumer preferences, brand loyalty, timely delivery and customer service, as well as price.

Beneficial Ownership of Multifoods Common Stock

The following table sets forth, as of February 29, 2004 (unless otherwise noted), certain information with respect to:

•	all shareholders known to Multifoods to be the beneficial owners of more than 5% of Multifoods common stock;

•	the beneficial ownership of Multifoods common stock by each director and certain executive officers of Multifoods; and

•	all directors and executive officers of Multifoods as a group.

Unless otherwise noted, the shareholders listed in the table have sole voting and investment powers with respect to the shares of Multifoods common stock beneficially owned by them. As of February 29, 2004, there were 19,340,185 shares of Multifoods common stock outstanding.

Name	Number of Shares of Multifoods Common Stock Beneficially Owned		Percent of Outstanding Shares of Multifoods Common Stock

Capital Group International, Inc.	2,019,380	(1)	10.41%
Archer Daniels Midland Company	1,621,650	(2)	8.36%
Putnam, LLC. d/b/a Putnam Investments	1,414,857	(3)	7.29%
GAMCO Investors, Inc.	1,247,100	(4)	6.43%
Gary E. Costley, Ph.D.	474,924	(5)(6)	2.44%
Frank W. Bonvino	117,465	(5)(6)	*
Dan C. Swander	75,570	(5)(6)(7)	*
Ralph P. Hargrow	75,518	(5)(6)	*
John E. Byom	55,345	(5)(6)	*
Nicholas L. Reding	36,406	(5)	*
Claire L. Arnold	27,268	(5)	*
Dolph W. von Arx	27,131	(5)	*
James M. Jenness	7,902	(5)	*
Joseph G. Parham, Jr.	4,050	(5)	*
Isaiah “Ike” Harris, Jr.	3,917	(5)	*
J. David Pierson	2,885	(5)	*
All Executive Officers and Directors as a Group (18 persons)	1,083,661	(8)	5.36%

*	Less than 1.0%

(1)

Capital Group International, Inc. (“CGII”), 11100 Santa Monica Boulevard, Los Angeles, CA 90025, in a joint filing with its subsidiary Capital Guardian Trust Company (“CGTC”), reported on a Schedule 13G, dated February 10, 2004, filed with the Securities and Exchange Commission, that CGII has sole voting power with respect to 1,373,280, of the shares and sole dispositive power with respect to all of the shares; and that CGTC has sole voting power with respect to 1,274,700 of the shares and sole dispositive power with respect to 1,920,800 of the shares. CGII reported that it is the holding company of a group of investment management companies, which include a “bank” as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and several investment advisors registered under Section 203 of the Investment Advisors Act of 1940, that provide investment advisory and management services for their respective clients (including registered investment companies and institutional accounts). In addition, CGII disclaims beneficial ownership of all of the shares reported on the Schedule 13G and further reported that it does not have investment power or voting power over any of the shares. CGTC disclaims beneficial ownership of all of the 1,920,800 shares reported to be beneficially owned by CGTC on the Schedule 13G.

(2)	The information was reported by Archer Daniels Midland Company, 4666 Faries Parkway, Decatur, IL 62526, on an amended Schedule 13D, dated June 4, 1993.

(3)	Putnam, LLC. d/b/a Putnam Investments (“PI”), One Post Office Square, Boston, MA 02109, in a joint filing with Marsh & McLennan Companies, Inc. (“MMC”), Putnam Investment Management, LLC (“PIM”) and The Putnam Advisory Company, LLC (“PAC”), reported on a Schedule 13G, dated February 9, 2004, filed with the Securities and Exchange Commission, that PI has shared voting power with respect to 581,410 of the shares and shared dispositive power with respect to all of the shares; that PIM beneficially owns, and has shared dispositive power with respect to, 710,200 of the shares; and that PAC beneficially owns, and has shared dispositive power with respect to, 704,657 of the shares and has shared voting power with respect to 581,410 of the shares. PI, MMC, PIM and PAC reported that no single person other than the persons filing the Schedule 13G have an economic interest in the shares which relates to more than 5% of the class of shares. In addition, PI and MMC disclaim beneficial ownership of all of the shares reported on the Schedule 13G and further reported that neither of them have any power to vote or dispose of, or direct the voting or disposition of, any of such shares.

(4)	GAMCO Investors, Inc. (“GAMCO”), One Corporate Center, Rye, New York 10580, in a joint filing with Gabelli Funds, LLC (“Gabelli Funds”), reported on a Schedule 13D, dated December 16, 2003, filed with the Securities and Exchange Commission, that GAMCO beneficially owns and has sole dispositive power with respect to 1,127,100 of the shares and has sole voting power with respect to 979,100 of the shares; and that Gabelli Funds beneficially owns and has sole dispositive power with respect to 120,000 of the shares. GAMCO reported that it does not have the authority to vote 148,000 of the shares. Gabelli Funds reported that it has sole dispositive power and voting power with respect to the shares held by Gabelli Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer. GAMCO and certain of its affiliates reported on an amended Schedule 13D dated March 29, 2004 filed with the Securities and Exchange Commission that, as of March 29, 2004, the reporting persons beneficially owned 1,456,100 shares of Multifoods common stock.

(5)	The total number of shares beneficially owned by the following persons includes the following number of shares issuable pursuant to stock options that are currently exercisable: Dr. Costley – 402,250; Mr. Bonvino – 89,500; Mr. Swander – 150,000; Mr. Hargrow – 71,334; Mr. Byom – 48,134; Mr. Reding – 17,000; Mr. von Arx – 20,554; Ms. Arnold – 21,944; Mr. Jenness – 5,000; Mr. Parham – 2,858; Mr. Harris – 2,500; and Mr. Pierson – 2,500. Certain of these persons also beneficially own restricted stock, the shares of which are also included in the total number of shares beneficially owned.

(6)	The total number of shares beneficially owned by the following persons includes the following number of shares held in trust for the benefit of the participant under the Employees’ Voluntary Investment Savings Plan of Multifoods (the “Savings Plan”): Dr. Costley – 5,442, Mr. Bonvino – 10,671, Mr. Swander – 570; Mr. Byom – 6,061; and Mr. Hargrow – 1,148. Certain of these persons also beneficially own restricted stock, the shares of which are also included in the total number of shares beneficially owned.

(7)	Dan C. Swander ceased to be an executive officer of Multifoods effective as of February 28, 2004.

(8)	Includes 869,677 shares issuable pursuant to stock options that are currently exercisable and 41,117 shares held in trust for the benefit of the executive officers under the Savings Plan and shares of restricted stock.

PRO FORMA FINANCIAL DATA

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

The following unaudited condensed combined pro forma financial statements and explanatory notes have been prepared to give effect to the proposed merger and the consummation of Smucker’s financing transactions related to the proposed merger. At the effective time of the proposed merger, Multifoods will be merged with and into a wholly owned acquisition subsidiary of Smucker. The transaction will be accounted for as a purchase business combination with Smucker treated as the accounting acquirer. Under this method of accounting, the purchase price will be allocated to Multifoods’ assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

The process of valuing Multifoods’ tangible and intangible assets and liabilities as well as reviewing accounting policies for conformity is still in the preliminary stages. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited condensed combined pro forma financial data. Material revisions to Smucker’s current estimates could be necessary as the valuation process and accounting policy review are finalized. As a result, the actual amount of depreciation and amortization expense may be materially different from that presented in the unaudited condensed combined pro forma statements of income. Smucker currently expects that the process of determining fair values of the tangible and intangible assets acquired (including independent appraisals) and liabilities assumed will be completed within one year of the closing of the merger.

The Unaudited Condensed Combined Pro Forma Statements of Income combine Multifoods’ historical Consolidated Statement of Operations for the year ended March 1, 2003 and Unaudited Consolidated Condensed Statement of Operations for the nine months ended November 29, 2003 with Smucker’s historical Statement of Consolidated Income for the year ended April 30, 2003 and Unaudited Condensed Consolidated Statement of Income for the nine months ended January 31, 2004, as if the merger had occurred on May 1, 2002. Smucker operates on a calendar quarter reporting basis while Multifoods operates on a 13-week accounting quarter reporting basis. The Unaudited Condensed Combined Pro Forma Balance Sheet combines the historical Unaudited Consolidated Condensed Balance Sheet of Multifoods as of November 29, 2003 with Smucker’s Unaudited Condensed Consolidated Balance Sheet as of January 31, 2004 adjusted to reflect the proposed merger and the consummation of Smucker’s financing transactions related to the proposed merger, as if each had occurred at January 31, 2004. The historical consolidated financial information has been adjusted to give effect to pro forma adjustments that are (1) factually supportable, (2) directly attributable to the merger, and (3) are expected to have a continuing impact on the financial statements. The historical consolidated financial information has also been adjusted to conform Multifoods’ presentation with that of Smucker and to reflect financing transactions that will be executed in connection with the transaction. The unaudited condensed combined pro forma financial statements should be read in conjunction with:

•	accompanying notes to the unaudited condensed combined pro forma financial statements;

•	Smucker’s historical audited consolidated financial statements for the year ended April 30, 2003, and its unaudited condensed consolidated financial statements as of January 31, 2004 and the nine months then ended; and

•	Multifoods’ historical audited consolidated financial statements for the year ended March 1, 2003, and its unaudited consolidated condensed financial statements as of November 29, 2003 and the nine months then ended.

The unaudited condensed combined pro forma financial statements are prepared for illustrative purposes only, and are not necessarily indicative of the operating results or financial position that would have occurred if the merger transaction described above had been consummated at the beginning of the periods or the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The unaudited condensed combined pro forma financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential cost savings or one-time charges which may result from the proposed merger, or the result of final valuations of tangible and intangible assets and liabilities. Smucker is currently developing plans to integrate the operations of the companies, which may involve costs including severance and other charges, which may be material. The anticipated profit improvements generated from these actions as well as other synergies are expected to be approximately $40 to $60 million annually and are anticipated to be realized within the third year following the date of closing. Profit improvements are expected to come from efficiencies of combining the two companies, supply-chain enhancements and leveraging the current selling, marketing and distribution networks. Integration teams will be formed to develop detailed implementation programs, the related costs of which have not been determined.

The merger has not been consummated as of the date of the preparation of these unaudited condensed combined pro forma financial statements and there can be no assurances that the merger will be consummated in the future. See “Risk Factors — The unaudited condensed combined pro forma financial data included in this document is preliminary and Smucker’s actual financial position and results of operations may differ significantly from the unaudited condensed combined pro forma financial data included in this document” for additional discussion of risk factors associated with the unaudited condensed combined pro forma financial data.

UNAUDITED CONDENSED COMBINED PRO FORMA BALANCE SHEET

AT JANUARY 31, 2004 FOR SMUCKER AND

NOVEMBER 29, 2003 FOR MULTIFOODS

	Historical		Pro Forma
	Smucker (at January 31, 2004)	Multifoods (at November 29, 2003)	Adjustments			Combined
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$118,320	$2,118		$(96,655	) (A)	$23,783
Available-for-sale securities	24,253	—				24,253
Trade receivables, less allowances	91,525	87,117				178,642
Inventories	185,157	140,023		4,413	(B)	329,593
Other current assets	24,755	31,800		(1,800	) (C)	50,298
				(4,457	) (D)

Total Current Assets	444,010	261,058		(98,499)		606,569
Net property and equipment	311,932	248,025		37,204	(E)	597,161
Goodwill	527,107	64,323		312,302	(F)	839,409
				(64,323	) (G)
Other intangible assets, net	320,829	135,299		59,639	(H)	515,829
				62	(I)
Available-for-sale securities	40,722	—				40,722
Other assets	32,510	113,649		(7,924	) (C)	136,525
				(62,500	) (J)
				60,790	(K)

Total Assets	$1,677,110	$822,354		$236,751		$2,736,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$56,480	$76,364	$			$132,844
Other current and accrued liabilities	100,730	147,274		36,800	(L)	265,544
				13,200	(M)
				76,530	(N)
				(108,990	) (O)

Total Current Liabilities	157,210	223,638		17,540		398,388
Long-term Liabilities:
Long-term debt, less current portion	135,000	267,540		22,000	(C)	457,000
				100,000	(N)
				(67,540	) (O)
Other noncurrent liabilities	188,625	60,410		44,182	(K)	276,717
				(16,500	) (J)

Total Noncurrent Liabilities	323,625	327,950		82,142		733,717
Total Shareholders’ Equity	1,196,275	270,766		(270,766	) (P)	1,604,110
				13,426	(Q)
				394,409	(R)

Total Liabilities and Shareholders’ Equity	$1,677,110	$822,354		$236,751		$2,736,215

UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF INCOME

FOR THE YEAR ENDED APRIL 30, 2003 FOR SMUCKER AND

MARCH 1, 2003 FOR MULTIFOODS

	Historical		Pro Forma
	Smucker (for the year ended April 30, 2003)	Multifoods (for the year ended March 1, 2003)	(S) Reclassification	Adjustments		Combined
	(in thousands, except per share data)
Net sales	$1,311,744	$939,275	$5,720	$(8,356	) (D)	$2,248,383
Cost of products sold	854,407	755,310	(28,150)	2,480	(T)	1,584,047
Cost of products sold – restructuring	1,256	—				1,256

Gross Profit	456,081	183,965	33,870	(10,836)		663,080
Selling, distribution, and administrative expenses	279,760	110,753	33,870	(198	) (U)	424,185
Merger and integration costs	10,511	—				10,511
Other restructuring costs	1,281	—				1,281

Operating Income	164,529	73,212	—	(10,638)		227,103
Interest income	2,039	350		(967	) (V)	1,422
Interest expense	(8,752)	(24,914)		5,379	(W)	(28,287)
Other expense – net	(2,426)	(4,671)				(7,097)

Income From Continuing Operations Before Income Taxes	155,390	43,977	—	(6,226)		193,141
Income taxes	59,048	16,278		(2,335	) (X)	72,991

Income From Continuing Operations	$96,342	$27,699	$—	$(3,891)		$120,150

Pro Forma Earnings per Share Data (Y):
Weighted average shares outstanding:
Basic	47,309	19,107				55,006

Diluted	47,765	19,415				55,676

Earnings per common share:
Basic	$2.04	$1.45				$2.18

Diluted	$2.02	$1.43				$2.16

UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED JANUARY 31, 2004 FOR SMUCKER

AND NOVEMBER 29, 2003 FOR MULTIFOODS

	Historical		Pro Forma
	Smucker (for the nine months ended January 31, 2004)	Multifoods (for the nine months ended November 29, 2003)	(S) Reclassification	Adjustments		Combined
	(in thousands, except per share data)
Net sales	$1,091,602	$696,029	$4,531	$5,036	(D)	$1,797,198
Cost of products sold	702,647	564,390	(21,431)	1,860	(T)	1,247,466
Cost of products sold – restructuring	3,619	—				3,619

Gross Profit	385,336	131,639	25,962	3,176		546,113
Selling, distribution and administrative expenses	234,663	84,259	25,962	(132	) (U)	344,752
Other restructuring costs	5,200	5,482				10,682

Operating Income	145,473	41,898	—	3,308		190,679
Interest income	2,430	102		(725	) (V)	1,807
Interest expense	(5,101)	(17,737)		3,086	(W)	(19,752)
Other expense – net	(130)	(3,032)				(3,162)

Income Before Income Taxes	142,672	21,231	—	5,669		169,572
Income taxes	53,502	6,414		2,126	(X)	62,042

Net Income	$89,170	$14,817	$—	$3,543		$107,530

Pro Forma Earnings per Share Data (Y)
Weighted average shares outstanding:
Basic	49,776	19,251				57,473

Diluted	50,310	19,525				58,221

Earnings per common share:
Basic	$1.79	$0.77				$1.87

Diluted	$1.77	$0.76				$1.85

NOTES TO UNAUDITED CONDENSED COMBINED

PRO FORMA FINANCIAL STATEMENTS

(in thousands, except per share data)

Note 1 — Basis of Pro Forma Presentation

The unaudited condensed combined pro forma financial information related to the merger is included for the year ended April 30, 2003 and as of and for the nine months ended January 31, 2004. At the effective time of the proposed merger, Multifoods will be merged with and into a wholly owned acquisition subsidiary of Smucker. In the merger, Multifoods’ shareholders will receive for each share of Multifoods common stock:

•	the number of Smucker common shares that is equal to $20 in value based on the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger; and

•	$5 per share in cash, without interest.

The merger agreement provides that if, based on the “exchange ratio” ($20 divided by the average closing price), Smucker is required to issue more than 19.9% of the Smucker common shares that are outstanding immediately prior to the issuance of Smucker common shares in the merger, the exchange ratio will be adjusted so that the number of Smucker common shares issued in the merger will not exceed 19.9% of the Smucker common shares outstanding immediately prior to the issuance of such shares in the merger and the cash portion of the merger consideration will be increased so that the value of the merger consideration paid to Multifoods’ shareholders will be $25 per share based on the average closing price.

The transaction will be accounted for as a purchase business combination with Smucker treated as the accounting acquirer. Accordingly, Smucker’s cost to purchase Multifoods will be allocated to the assets acquired and the liabilities assumed based upon their respective fair values on the date the merger is completed. The estimated total purchase price of the merger based upon the $25 per share merger consideration and the assumption of approximately $342 million of debt is as follows:

Fair value of Smucker’s common shares to be issued	$394,409
Cash to be paid to Multifoods’ shareholders	96,655
Fair value of Smucker’s stock options to be issued in exchange for Multifoods’ stock options	13,426
Assumption of Multifoods’ debt	342,000

Total estimated purchase price	$846,490

Under the purchase method of accounting, the total estimated purchase price as shown in the table above, is allocated to Multifoods’ tangible and intangible assets and liabilities based on their estimated fair values as of the date of the completed merger. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Multifoods’ tangible assets, intangible assets and liabilities as of the completion date. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets acquired may change the amount of the purchase price allocated to goodwill and other assets and liabilities. This may impact the Unaudited Condensed Combined Pro Forma Statements of Income due to an increase or decrease in the amount of amortization or depreciation of the related assets.

The preliminary estimated purchase price is allocated as follows:

Tangible assets	$648,458
Identifiable indefinite-lived intangible assets	187,000
Identifiable finite-lived intangible assets	8,000
Goodwill	312,302
Liabilities assumed	(309,270)

Total preliminary estimated purchase price allocation	$846,490

Certain amounts in the historical financial statements of Multifoods have been reclassified to conform with Smucker’s historical financial statement presentation. The unaudited condensed combined pro forma financial statements presented in this document do not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2 — Pro Forma Adjustments

The pro forma and reclassification adjustments included in the unaudited condensed combined pro forma financial statements are as follows:

(A)	Adjustment to reflect the use of cash and cash equivalents on-hand to fund a portion of the acquisition price, which was calculated by multiplying Multifoods’ shares of common stock outstanding of approximately 19,331 at January 31, 2004 by $5 per share.

(B)	Represents the preliminary adjustment to record Multifoods’ inventories at estimated fair values as required by the purchase method of accounting.

(C)	Represents the preliminary adjustment to record Multifoods’ long-term debt to be assumed, at fair value, including the write-off of related debt issuance costs, as required by the purchase method of accounting.

(D)	Adjustment to write off product introduction expenses, which were amortized by Multifoods over a period not to exceed 12 months, to conform to Smucker’s accounting policy of expensing such costs as incurred.

(E)	Represents the preliminary adjustment to record Multifoods’ property, plant and equipment at estimated fair values as required by the purchase method of accounting.

(F)	Represents the preliminary adjustment to record the excess of purchase price over the fair value of the net assets acquired as required by the purchase method of accounting.

(G)	Adjustment to eliminate Multifoods’ historical goodwill.

(H)	Represents the preliminary adjustment to record indefinite-lived intangible assets, primarily trademarks, at estimated fair values as required by the purchase method of accounting.

(I)	Represents the preliminary adjustment to record finite-lived intangible assets at estimated fair values as required by the purchase method of accounting.

(J)	Represents the preliminary adjustment to reduce Multifoods’ recorded assets and liabilities related to defined benefit pension plans to the net plan assets in excess of the projected benefit obligation ($22,700) as required by the purchase method of accounting.

(K)	Reflects the deferred income tax assets and liabilities resulting from financial reporting and tax reporting differences in assets acquired and liabilities assumed in the merger transaction.

(L)	Represents the accrual of change in control payments to be paid as a result of the merger transaction.

(M)	Represents the accrual of estimated costs to be paid as a result of the merger transaction including investment banking and other professional fees.

(N)	Adjustment to reflect the impact of the financing transactions that Smucker will utilize to restructure the Multifoods’ debt outstanding at the effective date of the merger and to fund certain transaction-related costs. Smucker will utilize a combination of both short-term and long-term financing instruments. The short-term portion will be a revolving bank credit facility, provided through a syndicate of banks, at prevailing market interest rates. The long-term instrument will consist of a ten-year, $100 million, fixed-rate note, with an interest rate of approximately 4.85%.

(O)	Adjustment to reflect the payoff at the effective date of the merger of Multifoods’ debt outstanding associated with its five-year, $250 million senior secured credit agreement.

(P)	Adjustment to eliminate Multifoods’ historical shareholders’ equity.

(Q)	Adjustment to reflect the fair value of Smucker stock options issued in exchange for Multifoods stock options.

(R)	Represents the adjustment to reflect the fair value of Smucker common shares to be issued in the merger based upon the average closing price ($51.01) of Smucker common shares for the three days immediately preceding and following the date the proposed merger was announced (March 8, 2004). The number of Smucker common shares to be issued in the merger will be determined based upon the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date of the merger. The adjustment assumes a $50 per share average trading price of Smucker common shares for such period resulting in 7,732 Smucker common shares assumed to be issued in the merger.

(S)	Represents reclassifications to conform Multifoods’ financial statement presentation to Smucker’s financial statement presentation.

(T)	Adjustment to record incremental depreciation expense resulting from the preliminary adjustment to record Multifoods’ property, plant and equipment at estimated fair values utilizing the straight-line method and assuming an average estimated useful life of 15 years.

(U)	Adjustment to recognize incremental amortization expense resulting from the preliminary adjustment to record Multifoods’ finite-lived intangible assets at estimated fair values utilizing the straight-line method and assuming an average estimated useful life of ten years.

(V)	Adjustment to reduce interest income resulting from the use of cash and cash equivalents to fund a portion of the merger consideration.

(W)	Adjustment to reflect the impact on interest expense of the financing transactions discussed in note (N) above.

(X)	Estimated tax impact of pro forma adjustments calculated at the statutory tax rate.

(Y)	Pro forma earnings per share data is based on the number of Smucker common shares and common equivalent shares that would have been outstanding assuming the issuance of 7,732 Smucker common shares in each period presented.

DESCRIPTION OF SMUCKER CAPITAL STOCK

The rights of Smucker shareholders are governed by Ohio law, Smucker’s amended articles of incorporation, which we refer to in this document as Smucker’s articles of incorporation, and Smucker’s amended regulations, which we refer to in this document as Smucker’s regulations. For information on how to obtain a copy of Smucker’s articles of incorporation and Smucker’s regulations, see “Where You Can Find More Information” beginning on page [    ].

The following is a summary of the terms and provisions of Smucker’s capital stock. This summary may not contain all the information that is important to you and is qualified in its entirety by reference to the complete text of Smucker’s articles of incorporation and Smucker’s regulations, which are incorporated by reference into this document, as well as applicable provisions of the Ohio Revised Code.

Smucker Common Shares

Smucker’s articles of incorporation permit the issuance of up to 150,000,000 Smucker common shares. This amount can be amended by Smucker’s board of directors without shareholder approval, to the extent permitted by Chapter 1701 of the Ohio Revised Code.

Voting Rights

Smucker’s articles of incorporation provide that, except as set forth below, each outstanding Smucker common share entitles the holder to one vote on each matter properly submitted to the shareholders for their approval, including any vote or consent for the election or removal of Smucker’s directors.

Notwithstanding the foregoing, holders of outstanding Smucker common shares who have held their Smucker common shares since the effective time of the merger of The Procter & Gamble Ohio Brands Company with and into Smucker on June 1, 2002 will be entitled to ten votes on each of the following matters properly submitted to the shareholders, to the extent those matters are required to be submitted to the shareholders under Ohio law, Smucker’s articles of incorporation or Smucker’s regulations, stock exchange rules, or are otherwise submitted or presented to Smucker shareholders for their approval:

•	any matter that relates to or would result in the dissolution or liquidation of Smucker, whether voluntary or involuntary, and whether pursuant to Section 1701.86 or 1701.91 of the Ohio Revised Code or otherwise;

•	the adoption of any amendment to Smucker’s articles of incorporation or Smucker’s regulations or the adoption of amended articles of incorporation, other than the adoption of any amendment or amended articles of incorporation that increases the number of votes to which holders of Smucker common shares are entitled or expands the matters to which the time-phase voting provisions of Smucker’s articles of incorporation apply;

•	any proposal or other action to be taken by the shareholders of Smucker, whether or not proposed by the shareholders of Smucker, and whether proposed by authority of the board of directors of Smucker or otherwise, relating to Smucker’s rights plan or any successor plan;

•	any matter relating to any stock option plan, stock purchase plan, executive compensation plan, or other similar plan, arrangement, or agreement;

•	adoption of any agreement or plan of or for the merger, consolidation or majority share acquisition of Smucker or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate, or noncorporate or the authorization of the lease, sale, exchange, transfer or other disposition of all, or substantially all, of Smucker’s assets;

•	any matter submitted to Smucker’s shareholders pursuant to Article Fifth (interested shareholder provision) or Article Seventh (control share provision) of Smucker’s articles of incorporation, as they may be further amended, or any issuance of Smucker common shares for which shareholder approval is required by applicable stock exchange rules; and

•	any matter relating to the issuance of Smucker common shares, or the repurchase of Smucker common shares that Smucker’s board of directors determines is required or appropriate to be submitted to Smucker shareholders under Ohio law or applicable stock exchange rules.

Each Smucker common share issued upon the conversion of shares of Multifoods common stock in the merger will entitle the holder to ten votes on each of the matters listed above. Upon a change of beneficial ownership of that Smucker common share following the merger, the new holder will be entitled to only one vote on the matters listed above until that holder has held that share for four years without a further change in beneficial ownership. With respect to all other matters, including the election of directors, all Smucker common shares issued upon the conversion of shares of Multifoods common stock in the merger will be entitled to one vote per share.

Dividend Rights

Subject to the rights of holders of preferred shares, if any, holders of Smucker common shares are entitled to receive dividends as, when and if dividends are declared by Smucker’s board of directors out of assets legally available for the payment of dividends.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of Smucker, whether voluntary or involuntary, after payment of liabilities and obligations to creditors and holders of preferred shares, if any, Smucker’s remaining assets are distributed ratably among the holders of common shares.

Preemption Rights

Smucker shareholders will not have any preemptive rights to purchase or subscribe for shares of any class or any other security of Smucker.

Redemption Rights

The Smucker common shares are not subject to redemption by Smucker or by the holder of the Smucker common shares.

Conversion Rights

The Smucker common shares are not convertible into shares of any other class or any other security of Smucker.

Repurchase

Under Smucker’s articles of incorporation, Smucker, by action of the board of directors and without action by Smucker shareholders, may purchase its own common shares in accordance with Ohio law. The board of directors may authorize such purchases to be made in the open market or through a private or public sale and at such price as the board of directors determines.

Transferability and Trading Market

All Smucker common shares that will be distributed to Multifoods shareholders in the merger will be freely transferable and listed for trading on the New York Stock Exchange under the symbol “SJM,” except for restrictions applicable to “affiliates” of Multifoods and except that resale restrictions may be imposed by securities laws in non-U.S. jurisdictions insofar as subsequent trades are made within these jurisdictions. Persons who are deemed to be affiliates of Multifoods may resell Smucker common shares received by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Multifoods generally include executive officers, directors and significant shareholders of Multifoods. The merger agreement requires

Multifoods to cause each of its directors and executive officers who Multifoods believes may be deemed to be affiliates of Multifoods to execute a written agreement to the effect that those persons will not sell, assign or transfer any of the Smucker common shares issued to them in the merger unless that sale, assignment or transfer has been registered under the Securities Act of 1933, is in conformity with Rule 145 under the Securities Act of 1933 or is otherwise exempt from the registration requirements under the Securities Act of 1933.

This document does not cover any resales of the Smucker common shares to be received by Multifoods shareholders in the merger, and no person is authorized to make any use of this document in connection with any resale.

Liability to Further Calls or Assessments

The Smucker common shares, when issued, are duly and validly issued, fully paid and nonassessable.

Sinking Fund Provisions

The Smucker common shares have no sinking fund provisions.

Smucker Preferred Shares

Smucker’s articles of incorporation authorize 6,000,000 preferred shares. No preferred shares are currently issued and outstanding. Smucker’s board of directors has, however, established a series designated as Series A Junior Participating Preferred Shares, the number of shares of which is 1,500,000.

Smucker’s board of directors may establish and issue one or more series of preferred shares from time to time with such powers, preferences, rights, qualifications, limitations, and restrictions that are permitted by Smucker’s articles of incorporation, and as the board fixes by resolution, including:

•	dividend rights;

•	redemption rights and price;

•	sinking fund requirements;

•	voting rights;

•	conversion rights;

•	liquidation rights, preferences and price; and

•	restrictions on the issuance of shares of any class or series.

Holders of common shares of Smucker will not have preemptive rights to participate in any issuance of preferred shares.

Smucker’s current board of directors believes that the preferred shares will provide flexibility for future financings and acquisitions for Smucker. Although there currently are no plans to issue preferred shares, it is contemplated that from time to time Smucker may consider transactions involving the issuance of preferred shares. Because Smucker’s articles of incorporation give Smucker’s board of directors flexibility in determining the terms of the preferred shares, the board of directors is able to issue preferred shares with terms suitable to existing market conditions at the time of issuance or to meet the needs of a particular transaction.

The ability of Smucker’s board of directors to issue preferred shares could enable them to render more difficult or discourage an attempt by another person or entity to obtain control of Smucker. The preferred shares could be issued by the board of directors in a public or private sale, merger, or similar transaction, increasing the number of outstanding shares and thereby diluting the equity interest and voting power, if the preferred shares were convertible into Smucker common shares, of a party attempting to obtain control of Smucker.

COMPARISON OF RIGHTS OF SHAREHOLDERS

As a result of the merger, holders of Multifoods common stock will become holders of Smucker common shares. The rights of holders of Smucker common shares are governed by applicable Ohio law and the provisions of Smucker’s articles of incorporation and regulations.

The following is a summary of the material differences between the rights of Smucker shareholders and Multifoods shareholders. These differences arise principally from differences between Ohio and Delaware corporate laws and the differences between Smucker’s articles of incorporation and regulations and Multifoods’ certificate of incorporation and bylaws.

The following does not provide a complete description of the specific rights of Smucker shareholders under Smucker’s articles of incorporation and regulations as compared with the rights of Multifoods shareholders under Multifoods’ certificate of incorporation and bylaws. This summary is qualified in its entirety by reference to the governing corporate instruments of Smucker and Multifoods to which we have referred you. You should read those documents for a complete understanding of all of the differences between the rights of Smucker shareholders and those of Multifoods shareholders. See “Where You Can Find More Information” beginning on page [    ].

Authorized Capital Stock

Smucker. Smucker’s articles of incorporation authorize it to issue up to 150,000,000 common shares, without par value, and 6,000,000 serial preferred shares, without par value. Smucker’s board of directors is authorized to amend its articles of incorporation to amend these amounts, without shareholder approval, to the extent permitted by Chapter 1701 of the Ohio Revised Code, as it may be amended from time to time.

Multifoods. Multifoods’ certificate of incorporation authorizes it to issue up to 50,000,000 shares of common stock, par value $0.10 per share, 200,000 shares of cumulative redeemable sinking fund first preferred capital stock, par value $100 per share, and 10,000,000 shares of preferred capital stock, par value $1 per share.

Voting Rights

Smucker. Under Ohio law, all of the Smucker common shares may be voted cumulatively in the election of directors if a shareholder of record wishing to exercise cumulative voting rights satisfies certain notice requirements. Under cumulative voting, the number of votes to which each Smucker shareholder otherwise would be entitled is multiplied by the number of directors to be elected, and the Smucker shareholder then may cast that aggregate number of votes all for one candidate, or may divide them out among the candidates as the shareholder deems appropriate.

Under Smucker’s articles of incorporation, except as set forth below, each outstanding Smucker common share entitles the holder to one vote on each matter properly submitted to Smucker shareholders for their approval, including any vote or consent for the election or removal of Smucker’s directors.

Notwithstanding the foregoing, each outstanding Smucker common share entitles the holder to ten votes on each of the following matters properly submitted to Smucker shareholders, to the extent those matters are required to be submitted to Smucker shareholders under the Ohio Revised Code, any provisions of Smucker’s articles of incorporation or regulations, or applicable stock exchange rules, or are otherwise submitted to Smucker shareholders for their approval (provided that the conditions described below are met):

•	any matter that relates to, or would result in, the dissolution or liquidation of Smucker, whether voluntary or involuntary, and whether pursuant to Section 1701.86 or 1701.91 of the Ohio Revised Code or otherwise;

•	the adoption of any amendment to Smucker’s articles of incorporation or regulations or the adoption of amended articles of incorporation, other than the adoption of any amendment or any amended articles of

•	incorporation that increases the number of votes to which holders of Smucker common shares are entitled or expands the matters to which this section applies;

•	any proposal or other action to be taken by Smucker shareholders, whether or not proposed by Smucker shareholders, and whether proposed by authority of the board of directors of Smucker or otherwise, relating to Smucker’s rights plan or any successor plan;

•	any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan or other similar plan, arrangement or agreement;

•	adoption of any agreement, or plan of or for the merger, consolidation or majority share acquisition of Smucker or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer or other disposition of all, or substantially all, of Smucker’s assets;

•	any matter submitted to Smucker’s shareholders pursuant to Article Fifth (interested shareholder provision) or Article Seventh (control share provision) of Smucker’s articles of incorporation, as they may be further amended, or any issuance of shares of Smucker for which shareholders approval is required by applicable stock exchange rules; and

•	any matter relating to the issuance of Smucker shares, or the repurchase of Smucker shares that Smucker’s board of directors determines is required or appropriate to be submitted to Smucker shareholders under the Ohio Revised Code or applicable stock exchange rules.

Each Smucker common share issued in the merger will entitle the holder to ten votes on each of the matters listed above. Upon a change of beneficial ownership of that share, the holder is entitled to only one vote on the matters listed above until that holder has held that share for four years without a further change in beneficial ownership. No holder of Smucker common shares will be entitled to exercise ten votes on any of the matters listed above if there has been a change in beneficial ownership of that share since June 1, 2002 until that holder has held that share for four years without a further change in beneficial ownership. Furthermore, no holder of Smucker common shares will be entitled to exercise more than one vote on any matter listed above if the aggregate voting power that holder otherwise would be entitled to exercise (disregarding the voting power of any holder on August 20, 1985 or acquired by the holder in a transaction not involving a change in beneficial ownership as determined pursuant to Smucker’s articles of incorporation) would constitute one-fifth or more of the voting power of Smucker and Smucker common shareholders have not authorized the ownership of Smucker common shares by that holder as and to the extent contemplated by Article Seventh (control share provision) of Smucker’s articles of incorporation.

Multifoods. Under Multifoods’ certificate of incorporation and bylaws, each share of Multifoods common stock entitles the holder to one vote.

Shareholder Meetings

Annual and Special Meetings

Smucker. Smucker’s regulations provide that annual meetings will be held at 10:00 a.m. on the third Friday of August at Smucker’s principal office in Orrville, Ohio, or at such other time, date and place as may be designated by Smucker’s board of directors or its president and specified in the notice of the meeting. Smucker’s regulations provide that special meetings may be held on any business day, when called by the chairman of the board, the president, by a majority of the members of the board of directors acting with or without a meeting, or by persons holding 25% of all Smucker shares outstanding and entitled to vote at the special meeting.

Multifoods. Multifoods’ bylaws provide that annual meetings will be held on the third Friday of June at a time designated by Multifoods’ board of directors, or at such other date as determined by Multifoods’ board of directors. Multifoods’ bylaws provide that special meetings of shareholders may be called at any time by the board of directors or the chairman of the board.

Quorum

Smucker. Smucker’s regulations provide that the holders of shares entitled to exercise a majority of the voting power of Smucker must be present in person or by proxy to constitute a quorum for the transaction of business.

Multifoods. Multifoods’ bylaws provide that the holders of a majority of the votes of the shares issued and outstanding and entitled to vote must be present in person or by proxy to constitute a quorum for the transaction of business at a meeting of shareholders, except when Multifoods shareholders are required to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class must be present in person or by proxy.

Notice of Shareholder Proposals

Smucker. Smucker’s regulations provide that only business properly brought before annual or special meetings will be considered at the meeting. For annual meetings, the Smucker shareholder must have been a shareholder of record at the time notice was given for the annual meeting, been entitled to vote at the annual meeting, and have given timely notice in writing to Smucker’s corporate secretary of the business the Smucker shareholder requests to be brought before the meeting. In general, notice of the Smucker shareholder’s request must have been received at Smucker’s principal executive offices not less than 60 calendar days before the first anniversary of the date on which Smucker first mailed its proxy materials for the prior year’s annual meeting. Only matters specified in the notice for special meetings or otherwise brought before special meetings by the presiding officer or at the direction of the majority of Smucker’s board of directors will be considered at special meetings.

Multifoods. Multifoods’ bylaws provide that only business properly brought before annual or special meetings will be considered at the meeting. For annual meetings, Multifoods’ board of directors may bring any business before the meeting and any Multifoods shareholder may bring business before the meeting provided the shareholder must be entitled to vote with respect to the business requested to be brought before the meeting, the business must be the proper subject for shareholder action and the shareholder must have given timely notice in writing to the secretary of Multifoods. In general, to be timely, a shareholder notice must be received at the principal executive offices of Multifoods not less than 90 days prior to the first anniversary of the preceding year’s annual meeting. Only matters brought by or at the direction of Multifoods’ board of directors will be considered at special meetings.

Each of Smucker’s regulations and Multifoods’ bylaws provide that, to be in proper form, shareholder notices must contain for each matter:

•	a brief description of the matter;

•	the name and address of the shareholder;

•	the class and number of shares beneficially owned by the shareholder;

•	a description of the shareholder’s material interest in the matter; and

•	other information required under federal securities laws.

Actions by Written Consent

Smucker. Under Ohio law, unless prohibited by the articles of incorporation or regulations, any action by shareholders generally must be taken at a meeting, unless a written consent stating the action to be taken is signed by all the shareholders who would be entitled to notice of the meeting held to consider the subject matter of the written consent. Smucker’s regulations do not prohibit Smucker’s shareholders from acting by written consent.

Multifoods. Under Delaware law, unless the certificate of incorporation provides otherwise, any action by shareholders to be taken at a meeting of shareholders, may be taken without a meeting if written consents stating the action to be taken are signed by shareholders having not less than the minimum number of votes necessary to take that action at a meeting at which all shares entitled to vote were present and voted. With limited exceptions, Multifoods’ certificate of incorporation provides that any action required to be taken by the shareholders must be effected by a duly called annual or special meeting and cannot be effected by written consent of shareholders.

Matters Relating to the Board of Directors

Number; Classification

Smucker. Under Smucker’s regulations, its board of directors is divided into three classes, with not fewer than three directors in each class. Smucker’s board of directors currently consists of ten directors, with three directors in the class whose term expires at Smucker’s 2004 annual meeting of shareholders, three directors in the class whose term expires at Smucker’s 2005 annual meeting of shareholders and four directors in the class whose term expires at Smucker’s 2006 annual meeting of shareholders. Smucker’s board members are elected by plurality voting, meaning that the director nominees receiving the greatest number of votes are elected.

Multifoods. Multifoods certificate of incorporation and bylaws provide for not less than three nor more than 12 directors, divided into three classes. Multifoods’ board of directors currently consists of eight directors, with three directors in the class whose term expires at Multifoods’ 2004 annual meeting of shareholders, two directors in the class whose term expires at Multifoods’ 2005 annual meeting of shareholders and three directors in the class whose term expires at Multifoods’ 2006 annual meeting of shareholders. Multifoods’ certificate of incorporation generally provides that Multifoods’ board members are elected by plurality voting, under which the nominees receiving the greatest number of votes are elected to office. If there is a shareholder (other than Multifoods, any Multifoods’ subsidiary or any Multifoods’ employee benefit plan) who is known by Multifoods in advance of a meeting of shareholders for the election of directors to be the beneficial owner of voting stock representing 40% or more of the votes entitled to be cast by the holders of the then outstanding shares of voting stock, then Multifoods shareholders will be entitled to cumulative voting in the election of Multifoods’ board members.

Quorum

Smucker. Smucker’s regulations provide that a majority of directors then in office constitutes a quorum of the board of directors for the transaction of business at a meeting of the board of directors.

Multifoods. Multifoods’ bylaws provide that a majority of the entire board of directors constitutes a quorum of the board of directors for the transaction of business at a meeting, provided that if the chairman of the board, if any, is present at any meeting of the board, or if by reason of catastrophe or emergency a majority of the entire board is not available or capable of acting, then one-third of the entire board of directors, but not less than two directors, constitutes a quorum for the transaction of business at any meeting of the board of directors.

Vacancies

Smucker. Smucker’s regulations provide that director vacancies may be filled by a majority vote of the remaining directors even if the remaining directors do not constitute a quorum.

Multifoods. Multifoods’ bylaws provide that director vacancies resulting from an increase in the authorized number of directors may be filled only by the majority vote of the directors then in office, and any other vacancy occurring in the board of directors may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any increase), the Delaware Court of Chancery may, upon application of any Multifoods shareholder or holders of at least ten percent of the votes of the shares at the time outstanding having the right to vote for the directors, summarily order an election to be held to fill any vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Except as described above, when one or more of Multifoods’ directors resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have resigned, have the power to fill the vacancies.

Removal of Directors

Smucker. Ohio law provides that, unless the governing documents of a corporation provide otherwise, directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the corporation with respect to the election of directors. However, unless all the directors or all the directors of a particular class are removed, no individual director may be removed if the votes of a sufficient number of shares are cast against that director’s removal which, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director.

Multifoods. Delaware law provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except if the board is divided in classes, then unless the certificate of incorporation otherwise provides, shareholders may effect the removal of a director only for cause or if a corporation has cumulative voting (Multifoods’ certificate of incorporation provides for cumulative voting in limited circumstances), no director may be removed without cause if the votes cast against the director’s removal would be sufficient to elect such director. Multifoods’ certificate of incorporation and bylaws provide that directors may be removed only for cause by the affirmative vote of a majority of the board of directors or a majority of the votes of the issued and outstanding stock entitled to vote for the election of directors of Multifoods given at a special meeting of Multifoods shareholders called and held for that purpose.

Anti-Takeover Matters

Control Share Acquisitions

Smucker. Smucker’s articles provide for the opting out of Ohio’s control share acquisition law. Smucker has, however, adopted similar provisions in its articles requiring that notice and informational filings and special shareholder meetings and voting procedures must be followed prior to consummation of a proposed “control share acquisition.” In general a control share acquisition is the acquisition, directly or indirectly, by any person of Smucker shares that when added to all other Smucker shares in respect of which that person, directly or indirectly, may exercise or direct the exercise of voting power as provided in Smucker’s articles of incorporation, would entitle the person, immediately after the acquisition, directly or indirectly, to exercise or direct the exercise of the voting power in the election of Smucker directors of a number of the outstanding shares of Smucker (as distinguished from the number of votes to which the holder of the shares is entitled) within any of the following ranges:

•	one-fifth or more but less than one-third of outstanding shares;

•	one-third or more but less than a majority of outstanding shares; and

•	a majority or more of outstanding shares.

Assuming compliance with the notice and information filings, the proposed control share acquisition may be made only if both of the following occur:

•	Smucker shareholders who hold shares entitling them to vote in the election of directors authorize the acquisition at a special meeting held for that purpose at which a quorum is present by an affirmative vote of a majority of the voting power of Smucker in the election of directors represented at the meeting in person or by proxy and a majority of the portion of the voting power excluding the voting power of interested shares represented at the meeting in person or by proxy; and

•	the acquisition is consummated, in accordance with the terms authorized, not later than 360 days following shareholder authorization of the control share acquisition.

In general, “interested shares” means Smucker shares of which any of the following persons may exercise or direct the exercise of the voting power of Smucker in the election of directors:

•	the acquiring person;

•	any officer elected by the board of directors, except shares beneficially owned by such officer for four years or more;

•	any employee who is also a director, except shares beneficially owned by such employee for four years or more;

•	any person that acquires shares of Smucker during the period beginning with the first public disclosure of the proposed control share acquisition and ending with the record date established for the special meeting, if either of the following applies:

•	the aggregate consideration paid by such person, and any persons acting in concert therewith, exceeds $250,000; or

•	the number of shares acquired by such person, and any persons acting in concert therewith, exceeds one-half of one percent (1/2%) of the outstanding shares of Smucker entitled to vote on the election of directors; and

•	any person who transfers shares after the record date for the special meeting, if accompanied by voting power in the form of a blank proxy, an agreement to vote as instructed by the transferee, or otherwise.

Multifoods. No similar provision is applicable to Multifoods under Delaware law or Multifoods’ certificate of incorporation or bylaws.

Transactions with Interested Shareholders

Smucker. Smucker is subject to Chapter 1704 of the Ohio Revised Code, which generally prohibits certain business combinations and transactions with “interested shareholders” for a period of three years after the interested shareholder acquired ten percent or more of the voting power of the corporation in the election of directors, unless prior to the interested shareholder’s acquisition of ten percent or more of the corporation’s shares, the directors of the corporation approved the business combination or other transaction or the purchase of shares by the interested shareholder on the date the shareholder acquired ten percent or more of the corporation’s shares.

In general, subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that at least one of the following is satisfied:

•	prior to the date the interested shareholder acquired ten percent or more of the corporation’s shares, the board of directors approved the purchase of shares by the interested shareholder;

•	the transaction is approved, at a meeting held for that purpose, by the affirmative vote of the holders of shares of the corporation entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors, or of such different proportion as the articles may provide, provided that the transaction is also approved by the affirmative vote of the holders of at least a majority of the disinterested shares; or

•	the transaction results in shareholders, other than the interested shareholder, receiving a fair price (as described in Chapter 1704) plus interest for their shares.

In addition, Smucker’s articles provide that any business combination between Smucker and any person that beneficially owns more than 30% of Smucker shares entitled to vote in the election of directors (or at any time owned more than 30% of Smucker shares entitled to vote in the election of directors) must be approved by the affirmative vote of 85% of all Smucker shares entitled to vote in the election of directors. The 85% voting requirement is not applicable if:

•

the cash, or fair market value of other consideration, to be received per share by Smucker common shareholders in the business combination is at least an amount equal to the highest per share price paid by the other entity in acquiring any of its holdings of Smucker common shares plus the aggregate amount, if any, by which 5% per annum of the per share price exceeds the aggregate amount of all dividends paid in cash, in each case since the date on which the other entity acquired the 30% interest;

•	after the other entity has acquired a 30% interest and prior to the consummation of the business combination (1) the other entity has taken steps to ensure that Smucker’s board of directors included at all times representation by continuing directors proportionate to the shareholdings of the public holders of Smucker common shares not affiliated with the other entity (with a continuing director to occupy any resulting fractional board position), (2) the other entity has not acquired any newly issued shares, directly or indirectly, from Smucker (except upon conversion of convertible securities acquired by it prior to obtaining a 30% interest or as a result of a pro rata share dividend or share split) and (3) the other entity has not acquired any additional outstanding Smucker common shares or securities convertible into Smucker common shares except as part of the transaction that resulted in the other entity’s acquiring its 30% interest;

•	the other entity has not (1) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges, or other financial assistance or tax credits provided by Smucker or (2) made any major change in Smucker’s business or equity capital structure without in either case the approval of at least a majority of all the directors and at least two-thirds of the continuing directors, in either case prior to the consummation of the business combination; and

•	a proxy statement responsive to the requirements of the Securities Exchange Act of 1934 has been mailed to public shareholders of Smucker for the purpose of soliciting shareholder approval of the business combination and contained at the front, in a prominent place, any recommendations, as to the advisability (or inadvisability) of the business combination that the continuing directors, or any of them, may choose to state and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of the business combination, from the point of view of the remaining public shareholders of Smucker (the investment banking firm to be selected by a majority of the continuing directors and to be paid a reasonable fee for their services by Smucker upon receipt of the opinion).

Continuing directors are directors elected by shareholders prior to the time when such entity acquired more than 5% of the shares entitled to vote in the election of directors, or a person recommended to succeed a continuing director or by a majority of continuing directors.

Multifoods. Section 203 of the DGCL generally prohibits a business combination between a corporation and an “interested stockholder” within three years of the time that person became an interested stockholder. An interested stockholder generally includes a person who beneficially owns 15% or more of the outstanding voting stock of the corporation. This provision does not apply in some circumstances, including if:

•	the corporation’s board of directors approved the interested stockholder transaction prior to the date the interested stockholder acquired its shares;

•	as a result of the interested stockholder transaction, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both directors and officers and by certain employee stock plans); or

•	the interested stockholder transaction is approved by the board of directors and the affirmative vote of two-thirds of the outstanding voting stock of the disinterested stockholders at an annual or special meeting.

In addition, Multifoods’ certificate of incorporation generally prohibits Multifoods from purchasing or otherwise acquiring any stock entitled to vote generally in the election of directors, directly or indirectly, from an interested shareholder who has beneficially owned that stock for less than two years at an above market price, unless the transaction is approved by an affirmative vote of the majority of Multifoods’ voting shares excluding shares beneficially owned by the interested shareholder. An interested shareholder includes a 5% or greater beneficial owner, an affiliate of Multifoods that at anytime within the previous two years was a 5% or greater beneficial owner and an assignee of shares that were at any time two years prior to the contemplated purchase owned by a 5% or greater beneficial owner.

Multifoods’ certificate of incorporation also provides that the consent of the holders of 80% of all shares of stock of Multifoods entitled to vote, voting together without regard to class, is required

•	for the adoption of any agreement for the merger or consolidation of Multifoods;

•	to authorize any sale or lease of all or a substantial part of the assets of Multifoods; or

•	to authorize any sale or lease to Multifoods or any subsidiary of Multifoods of any assets of another corporation, person or entity in exchange for voting securities of Multifoods in excess of 10% of Multifoods’ outstanding voting securities if, as of the record date for the determination of shareholders entitled to vote, the other corporation, person or entity is the beneficial owner, directly or indirectly, of more than 5% of the outstanding shares of stock of Multifoods entitled to vote.

Rights Plans

Smucker. Smucker shareholders are subject to Smucker’s existing shareholders rights plan pursuant to an amended and restated rights agreement between Smucker and Computershare Investor Services, LLC, as rights agent, dated as of August 28, 2000 and amended as of October 9, 2001. A summary of the material provisions of the rights plan is set forth below and is qualified by reference to the complete text of the rights plan, which has been filed with the Securities and Exchange Commission. The summary does not describe all of the terms of the rights plan. For more information on how to obtain a copy of the rights plan, see “Where You Can Find More Information” beginning on page [    ].

In connection with the shareholders’ rights plan, Smucker issued, as a dividend, one right for each outstanding Smucker common share. Under the shareholders’ rights plan, the rights generally will not become exercisable until the earlier of:

•	the close of business on the tenth calendar day following the first date of public announcement that a person or group (other than Smucker’s subsidiaries, employee benefit or stock ownership plans or specified Smucker family members and various trusts, foundations, partnerships or other entities), has acquired beneficial ownership of 10% or more of Smucker’s outstanding common shares; or

•	the close of business on the tenth business day (or a later date specified by Smucker’s directors) after a person or group (other than Smucker’s subsidiaries, employee benefit or stock ownership plans) begins a tender offer or exchange offer which, if completed, would result in that person or group having beneficial ownership of 10% or more of Smucker’s outstanding common shares.

After the rights become exercisable, all holders of rights, except the acquiring person, may exercise the rights upon payment of the purchase price, which is currently $90 per right, to purchase Smucker common shares (or other securities or assets of Smucker) with a market value of two times the purchase price. Thereafter, if Smucker is acquired in a merger or similar transaction, all holders of rights, except the acquiring person, may exercise the rights upon payment of the purchase price, to purchase shares of the acquiring corporation with a market value of two times the purchase price.

At any time before the later of the time that a person or group becomes an acquiring person and the time that the rights become exercisable, the Smucker directors may redeem the rights in whole, but not in part, at a price of $.01 per right. At any time after a person or group becomes an acquiring person, but before the person or group acquires 50% or more of the outstanding Smucker common shares, the Smucker directors may exchange each right (except for the rights held by the acquiring person) for one Smucker common share or an equivalent security. The rights will expire on May 14, 2009 if they have not been previously exercised, exchanged or redeemed.

Multifoods. Multifoods’ shareholders are subject to a share rights agreement pursuant to the Share Rights Agreement between Multifoods and Wells Fargo Bank Minnesota, N.A., as rights agent, dated as of September 15, 2000. A summary of the material provisions of the rights agreement is set forth below and is qualified by reference to the complete text of the rights agreement, which has been filed with the Securities and Exchange Commission. The summary does not describe all of the terms of the rights agreement. For more information on how to obtain a copy of the rights agreement, see “Where You Can Find More Information” beginning on page [    ].

In connection with the rights agreement, Multifoods issued, as a dividend, one preferred share purchase right for each outstanding share of Multifoods common stock. Each right entitles the registered holder to purchase from Multifoods one-hundredth of a share of Series A Junior Participating Preferred Capital Stock, $1.00 par value per share, of Multifoods at a price of $70 per one-hundredth of a preferred share, subject to adjustment.

The rights attach to all certificates representing shares of Multifoods common stock outstanding and no separate right certificates will be distributed initially. The rights will separate from the shares of Multifoods common stock and a distribution date for the rights will occur, subject to certain exceptions, upon the earlier of: (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an “acquiring person” (i.e., has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding shares of Multifoods common stock), or (ii) the close of business on the fifteenth day following the first public announcement relating to a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding shares of Multifoods common stock (or such later date as may be determined by Multifoods’ board of directors before a person or group of affiliated or associated persons becomes an acquiring person).

Until the distribution date, (i) the rights will be evidenced by the Multifoods common stock certificates and will be transferred with and only with the shares of Multifoods common stock, (ii) new Multifoods common stock certificates issued after September 15, 2000 upon transfer or new issuance of Multifoods common stock will contain a notation incorporating the rights agreement by reference, and (iii) the surrender for transfer of any Multifoods common stock certificate, even without such notation or a copy of the summary of rights attached thereto, will also constitute the transfer of the rights associated with the Multifoods common stock represented by such certificate. As promptly as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of Multifoods common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the rights. The rights are not exercisable until the distribution date.

The rights will expire on October 4, 2010, unless extended or earlier redeemed or exchanged by Multifoods as described below. The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution. The number of preferred shares issuable upon the exercise of a right is also subject to adjustment. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

Under the rights agreement, if any person or group of affiliated or associated persons becomes an acquiring person, proper provision shall be made so that each holder of a right, other than rights that are or were beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise of the right at the then current exercise price of the right that number of shares of Multifoods common stock having a market value of two times the exercise price of the right, subject to certain possible adjustments. If, on or after the distribution date or within 15 days prior thereto, Multifoods is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of Multifoods and its subsidiaries (taken as a whole) are sold on or after the distribution date or within 15 days prior thereto in one or a series of related transactions, each holder of a right (other than rights that have become void under the terms of the rights agreement) will thereafter have the right to receive, upon exercise of the right at the then current exercise price of the right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the right. In certain events specified in the rights agreement, Multifoods is permitted temporarily to suspend the exercisability of the rights. At any time after a person or group of affiliated or associated persons becomes an acquiring person (subject to certain exceptions) and before the acquisition by a person or group of affiliated or associated persons of 50% or more of the outstanding shares of Multifoods common stock, Multifoods’ board of directors may exchange all or part of the rights (other than rights that have become void under the terms of the rights agreement) for shares of Multifoods common stock or equivalent securities at an exchange ratio per right equal to the result obtained by dividing the exercise price of a right by the current per share market price of the shares of Multifoods common stock, subject to adjustment.

At any time before a person or group of affiliated or associated persons becomes an acquiring person, Multifoods’ board of directors may redeem the rights in whole, but not in part, at a price of $.001 per right, subject to adjustment, payable in cash. The redemption of the rights may be made effective at such time, on such basis and with such conditions as Multifoods’ board of directors in its sole discretion may establish. Multifoods’ board of directors and Multifoods will not have any liability to any person as a result of the redemption or exchange of the rights pursuant to the provisions of the rights agreement. The terms of the rights may be amended by Multifoods’ board of directors, subject to certain limitations after the distribution date, without the consent of the holders of the rights, including an amendment before a person or group of affiliated or associated persons becomes an acquiring person to lower the 15% threshold for exercisability of the rights to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Multifoods common stock then known by Multifoods to be beneficially owned by any person or group of affiliated or associated persons (subject to certain exceptions) or (ii) 10%. Until a right is exercised, the holder of the right, as such, has no rights as a Multifoods shareholder, including the right to vote or to receive dividends. Multifoods’ rights agreement has been amended to render it inapplicable to the merger and the other transactions contemplated by the merger agreement.

Both Smucker’s rights plan and Multifoods’ rights agreement are designed to protect the interests of each company and its shareholders against coercive takeover tactics. The plans may have the effect of deterring unsolicited takeover proposals.

Constituencies Provisions

Smucker. Section 1701.59 of the Ohio Revised Code permits a director, in determining what that director reasonably believes to be in the best interests of the corporation, to consider, in addition to the interests of the corporation’s shareholders, any of the following:

•	the interests of the corporation’s employees, suppliers, creditors, and customers;

•	the economy of the state and nation;

•	community and societal considerations; and

•	the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Multifoods. Delaware law contains no provision comparable to Section 1701.59 of the Ohio law.

Amendments to Constituent Documents

Smucker. Ohio law permits the adoption of amendments to articles of incorporation if those amendments are approved at a meeting held for that purpose by the holders of shares entitling them to exercise two-thirds of the voting power of the corporation, or a lesser, but not less than a majority, or greater vote as specified in the articles of incorporation. Smucker’s articles of incorporation specify that amendments relating to transactions with interested persons requires the affirmative vote of the holders of 85% of the Smucker common shares entitled to vote in the election of directors, except that the 85% vote will not be required for any amendment to that provision recommended to Smucker’s shareholders if the recommendation was approved by at least a majority of Smucker’s directors and at least two-thirds of Smucker’s continuing directors.

Ohio law permits adoption of amendments to regulations by an affirmative vote of the majority of shares entitled to vote or by written consent from holders of two-thirds of the shares entitled to vote or by written consent or vote of a greater or lesser proportion as provided in the articles of incorporation or regulations but not less than the majority of voting power. Smucker’s regulations may be amended by (1) its board of directors or (2) its shareholders by the affirmative vote of a majority of the voting power of Smucker at a meeting held for that purpose, or without a meeting by the affirmative written consent of two-thirds of the voting power of Smucker.

Multifoods. Delaware law provides that an amendment to a corporation’s certificate of incorporation requires that the board of directors adopt a resolution setting forth the proposed amendment and that a majority of the voting power of the then outstanding capital stock of the corporation approve the amendment, although the certificate of incorporation may provide for a greater vote. Multifoods’ shareholders may generally approve an amendment to its certificate of incorporation by an affirmative vote of the majority of the outstanding shares entitled to vote, except an affirmative vote of 80% of all shares of Multifoods stock entitled to vote, voting together without regard to class, is required for amendments affecting:

•	Paragraph (1) of Article 8 (providing that shareholders must approve actions at a duly called meeting);

•	Article 10 (providing that directors may be removed for cause only by a vote of Multifoods shareholders or by a vote of a majority of Multifoods’ board of directors);

•	Article 12 (providing when a vote of holders of 80% of shares is required in connection with certain transactions);

•	Article 13 (governing the board of directors); or

•	Article 14 (governing the acquisition of voting stock by Multifoods from an interested shareholder).

Multifoods’ bylaws may generally be amended by an affirmative vote of the majority of all shares entitled to vote on such matters, except that the affirmative vote of 80% of all shares of Multifoods capital stock is needed to amend the provisions relating to shareholder action without a meeting, the election and removal of directors and the filling of vacancies on the board of directors. Further, Multifoods’ board of directors may repeal and amend the bylaws or adopt new bylaws.

Dividends and Repurchase of Shares

Smucker. Ohio law permits dividends to the extent they do not exceed the combination of the surplus of the corporation and the difference between (1) the reduction in surplus resulting from the immediate recognition of the transition obligation under Statement of Financial Accounting Standard No. 106 and (2) the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of the dividend if the corporation had elected to amortize its recognition of the transition obligation under Statement of Financial Accounting Standard No. 106. Additionally, no dividends will be paid when the corporation is insolvent or there is reasonable grounds to believe that by such payment it would be rendered insolvent. Further, no dividends may be paid to the holders of one class when the payment would violate the rights of holders of another class. Likewise, a corporation may not purchase or redeem its own shares if immediately thereafter its assets would be less than its liabilities plus its stated capital, if any, if the corporation is insolvent or if there is reasonable grounds to believe that by such purchase or redemption it would be rendered insolvent. Finally, Ohio law requires a corporation to notify the shareholders when any portion of a dividend or distribution is paid out of capital surplus. Subject to rights of holders of preferred shares, holders of Smucker common shares are entitled to receive dividends, when and if they are declared, out of assets legally available for the payment of dividends.

Multifoods. Delaware law permits a corporation to pay dividends out of surplus or, if there is no surplus, out of net profits for the current year or the prior year. Dividends may not be paid if the payment reduces the corporation’s capital below the amount of capital represented by all classes of stock having a preference on distribution of assets over the class to receive the dividend. Further, a corporation may not repurchase its own shares if the capital of the corporation is impaired or if the repurchase would impair the capital of the corporation. Subject to the rights of holders of preferred shares, holders of Multifoods common stock are entitled to receive dividends, when and if they are declared, out of assets legally available for the payment of dividends.

Limitation of Liability of Directors and Officers

Smucker. Ohio law provides that, with limited exceptions, a director may be held liable in damages for acts or omissions as a director only if it is proven by clear and convincing evidence that the director undertook the act or omission with deliberate intent to cause injury to the corporation or with reckless disregard for its best interests.

Smucker’s regulations provide that Smucker must indemnify any director, officer or employee to the full extent then permitted by law. Smucker’s regulations further provide that Smucker may enter into indemnification agreements with each of its directors to the extent permitted by law.

Ohio law provides that a corporation must indemnify a person for expenses reasonably incurred successfully defending (on the merits or otherwise) an action, suit or proceeding (including certain derivative suits) brought against the person as a director, officer, employee or agent of the corporation. Further, a corporation may indemnify such persons for liability in such actions, suits or proceedings if the person acted in good faith in a matter believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Indemnification may be made only if ordered by a court or authorized in a specific case upon the determination that the appropriate standard has been met by the majority of disinterested directors, an independent legal advisor or shareholders.

Multifoods. Delaware law allows a corporation to limit the personal liability of a director for breach of fiduciary duty to the corporation. Delaware law generally permits indemnification if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Directors or officers adjudged liable to the corporation are not entitled to indemnification unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Multifoods’ certificate of incorporation provides that a director of Multifoods shall not be personally liable for breach of fiduciary duty to the corporation except for:

•	a breach of the director’s duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	payment of unlawful dividends or unlawful stock purchases or redemptions; and

•	any transaction in which the director derived an improper personal benefit.

Multifoods’ certificate of incorporation and bylaws provide that directors and officers shall be indemnified to the fullest extent permitted by law when involved in any action, suit or proceeding as a director or officer of Multifoods. Further, Multifoods has entered into agreements with its directors and executive officers providing that Multifoods shall indemnify such persons to the fullest extent authorized by Delaware law.

TRANSACTION FINANCING

Smucker will use a combination of existing cash balances and outside financing to finance the cash component of the merger consideration.

Smucker will assume approximately $342 million of Multifoods’ outstanding indebtedness in connection with the merger, including $200 million in aggregate principal amount of Multifoods’ 6.602% notes due 2009 and approximately $142 million in aggregate principal amount of Multifoods’ senior secured bank debt. Smucker plans to refinance the entire amount of the senior secured bank debt contemporaneously with the closing of the merger.

Smucker has determined that the financing will consist of a combination of both long-term and short-term obligations. The long-term portion will be comprised of ten-year, fixed rate, unsecured senior notes in an aggregate principal amount of $100 million. The short-term portion will be a revolving bank credit facility, provided through a syndicate of banks, at prevailing market interest rates.

LEGAL MATTERS

The validity of the Smucker common shares to be issued in the merger will be passed on for Smucker by Jones Day, Cleveland, Ohio, counsel to Smucker. William Steinbrink, a member of Smucker’s board of directors, currently serves as Of Counsel for and has been associated with the law firm of Jones Day from September 2001. As of March 31, 2004, Mr. Steinbrink owned 2,067 Smucker common shares and has options to purchase an additional 22,658 Smucker common shares.

TAX MATTERS

Certain tax consequences of the merger will be passed on for Smucker by Jones Day, Cleveland, Ohio, and for Multifoods by Faegre & Benson LLP, Minneapolis, Minnesota.

EXPERTS

Ernst & Young LLP, independent auditors, have audited Smucker’s consolidated financial statements, incorporated by reference or included in its Annual Report on Form 10-K for the year ended April 30, 2003, as set forth in their reports, which are incorporated by reference in this document and in the registration statement of which this document forms a part. Smucker’s consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements and schedule of Multifoods as of March 1, 2003 and March 2, 2002, and for each of the years in the three-year period ended March 1, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of the firm as experts in accounting and auditing. The independent auditors’ report on the consolidated financial statements referred to above contains an explanatory paragraph regarding Multifoods’ change in its method of accounting for the remaining provisions of accounting for goodwill and intangible assets in fiscal 2003, and in its method of accounting for derivative instruments and hedging activities, business combinations, and certain provisions of accounting for goodwill and other intangible assets in fiscal 2002.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

All proposals submitted by Smucker shareholders who wish those proposals be considered for inclusion in the proxy materials for the 2004 annual meeting of Smucker shareholders must have been received by Smucker by March 10, 2004. Shareholder proposals not included in the proxy materials for the 2004 annual meeting of Smucker shareholders must each comply with the advance notice procedures set forth in Smucker’s regulations in order to be brought properly before that meeting. In general, the Smucker shareholder must:

•	be a Smucker shareholder of record at the time Smucker gives notice for the annual meeting;

•	be entitled to vote at the Smucker annual meeting; and

•	have given timely notice in writing to Smucker’s corporate secretary. To be timely, the shareholder notice must be received by Smucker’s corporate secretary by May 9, 2004.

In addition to the timing requirements, the advance notice provisions of Smucker’s regulations contain informational content requirements that also must be met. In general, a Smucker shareholder notice to Smucker’s corporate secretary must set forth, as to each matter the Smucker shareholder proposes to bring before the Smucker annual meeting, the following:

•	a description of the business desired to be brought before the annual meeting and the reasons for conducting that business at the annual meeting;

•	the shareholder’s name and address, as they appear on Smucker’s books;

•	the class and number of shares beneficially owned by the Smucker shareholder; and

•	any material interest the shareholder has in the business desired to be brought before the annual meeting.

A copy of the regulation provisions governing these timing procedures and content requirements may be obtained by writing to the corporate secretary of Smucker.

Unless shareholder proposals meet the requirements set forth above, the persons named in the proxies solicited on behalf of Smucker’s board of directors will have discretionary authority to vote on and may vote against any such shareholder proposal.

If the merger is not consummated, Multifoods must have received by January 16, 2004 any proposal of a shareholder intended to be presented at Multifoods’ 2004 annual meeting and to be included in Multifoods’ proxy materials related to the 2004 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Proposals of shareholders submitted outside the processes of Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the 2004 annual meeting, or non-Rule 14a-8 proposals, must have been received by Multifoods by March 22, 2004 or these proposals will be considered untimely under the advance notice provisions of the Multifoods bylaws. Non-Rule 14a-8 proposals must comply with certain provisions of Multifoods’ bylaws. Multifoods’ proxy related to the 2004 annual meeting will give discretionary authority to the proxy holders to vote with respect to all non-Rule 14a-8 proposals received by Multifoods after January 16, 2004. Notices of shareholder proposals should be delivered personally or mailed, and any request for a copy of Multifoods’ bylaws (which will be provided at no charge to any holder of Multifoods common stock) should be directed, to the secretary of Multifoods at its principal offices.

WHERE YOU CAN FIND MORE INFORMATION

Smucker and Multifoods file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that Smucker and Multifoods have filed with the Securities and Exchange Commission at the following Securities and Exchange Commission public reference room:

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

Smucker common shares and shares of Multifoods common stock are traded on the New York Stock Exchange under the symbols “SJM” and “IMC,” respectively, and our Securities and Exchange Commission filings can also be read at the following address:

New York Stock Exchange, 20 Broad Street, New York, New York, 10005

Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the Securities and Exchange Commission. In addition, Smucker’s Securities and Exchange Commission filings are also available to the public on Smucker’s website, www.smuckers.com, and Multifoods’ filings with the Securities and Exchange Commission are also available to the public on Multifoods’ website, www.multifoods.com. Information contained on Smucker’s website and Multifoods website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

We incorporate by reference into this document the documents listed below and any future filings Smucker or Multifoods makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of this document until the date of the special meetings. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Smucker Securities and Exchange Commission Filings

Commission file number 1-05111	Period

Annual Report on Form 10-K	Year ended April 30, 2003 (filed on July 24, 2003)

Amendment No. 1 to Form 10-K	Year ended April 30, 2003 (filed on July 28, 2003)

Quarterly Reports on Form 10-Q	Quarter ended July 31, 2003 (filed on September 11, 2003); quarter ended October 31, 2003 (filed on December 11, 2003) and quarter ended January 31, 2004 (filed on March 11, 2004)

Current Reports on Form 8-K	Filed on March 8, 2004

Definitive Proxy Statement	Filed on July 8, 2003

Smucker has supplied all information contained or incorporated by reference into this document relating to Smucker and its respective affiliates and brands.

You can obtain a copy of any document incorporated by reference into this document except for the exhibits to those documents from Smucker. You may also obtain these documents from the Securities and Exchange Commission or through the Securities and Exchange Commission’s website described above. Documents incorporated by reference are available from Smucker without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Smucker at the following address and telephone number:

The J. M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667

Attention: Shareholder Relations

(330) 682-3000

If you would like to request documents, please do so by [                ], 2004 to receive them before the Smucker special meeting. If you request any of these documents from Smucker, Smucker will mail them to you by first-class mail, or similar means.

You should rely only on the information contained or incorporated by reference into this document in voting your shares at the Smucker special meeting. Smucker has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated [                ], 2004. You should not assume that the information contained in the document is accurate as of any other date, and neither the mailing of this document to Smucker’s shareholders nor the issuance of Smucker common shares in the merger will create any implication to the contrary.

Multifoods Securities and Exchange Commission Filings

Commission File No. 001-06699	Period

Annual Report on Form 10-K	Year ended March 1, 2003 (filed on May 12, 2003)

Quarterly Reports on Form 10-Q	Quarter ended May 31, 2003 (filed on July 11, 2003); Quarter ended August 30, 2003 (filed on October 10, 2003) and Quarter ended November 29, 2003 (filed on January 9, 2004)

Current Reports on Form 8-K	Filed on March 11, 2004 and March 23, 2004

Definitive Proxy Statement	Filed on May 15, 2003

Multifoods has supplied all information contained or incorporated by reference into this document relating to Multifoods and its respective affiliates and brands.

You can obtain a copy of any document incorporated by reference into this document except for the exhibits to those documents from Multifoods. You may also obtain these documents from the Securities and Exchange Commission or through the Securities and Exchange Commission’s website described above. Documents incorporated by referenced are available from Multifoods without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Multifoods at the following address and telephone number:

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305

Attn: Investor Relations

(952) 594-3300

If you would like to request documents, please do so by [                ], 2004 to receive them before the Multifoods special meeting. If you request any of these documents from Multifoods, Multifoods will mail them to you by first-class mail, or similar means.

You should rely only on the information contained or incorporated by reference into this document in voting your shares at the Multifoods special meeting. Multifoods has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated [                ], 2004. You should not assume that the information contained in the document is accurate as of any other date, and neither the mailing of this document to Multifoods shareholders nor the merger will create any implication to the contrary.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

INTERNATIONAL MULTIFOODS CORPORATION,

MIX ACQUISITION CORPORATION

and

THE J. M. SMUCKER COMPANY

Dated as of March 7, 2004

EXHIBITS

Exhibit A            Affiliate Letter

TABLE OF DEFINED TERMS

Term	Page

Acquisition Agreement	A-48
Adjustment Event	A-16
affiliate	A-64
Agreement	A-11
Average Closing Price	A-13
Business Day	A-11
Canada Act	A-23
Canadian Act	A-19
Canadian Clearance	A-58
Canadian Filing	A-52
Cash Consideration	A-13
Certificate of Merger	A-12
Closing	A-11
Closing Date	A-11
Code	A-11
Company	A-11
Company Adverse Recommendation Change	A-48
Company Balance Sheet	A-20
Company Benefit Plans	A-23
Company Certificate	A-13
Company Common Stock	A-11
Company Contract	A-31
Company Disclosure Letter	A-17
Company Entities	A-17
Company Foreign Plan	A-23
Company Rights	A-18
Company Rights Agreement	A-18
Company SEC Documents	A-19
Company Shareholder Approval	A-26
Company Shareholders Meeting	A-50
Company Stock Options	A-17
Company Stock Plans	A-17
Company Stock Purchase Plan	A-18
Company Subsidiaries	A-17
Company Subsidiary	A-17
Company Takeover Proposal	A-48
Company’s Banker	A-26
Confidentiality Agreement	A-51
Constituent Corporations	A-11
DGCL	A-11
Dissenting Shareholder	A-16
Dissenting Shares	A-16
Effective Time	A-12
Environment	A-28

Term	Page

Environmental Claim	A-28
Environmental Condition	A-28
Environmental Laws	A-28
Environmental Permit	A-28
ERISA	A-23
ERISA Affiliate	A-24
Exchange Act	A-17
Exchange Agent	A-13
Exchange Fund	A-13
Exchange Ratio	A-13
First Preferred Stock	A-17
Food, Drug and Cosmetics Act	A-22
Foreign Antitrust Laws	A-19
Form S-4	A-20
Full-Time Employees	A-62
GAAP	A-19
Governmental Entity	A-19
Hazardous Substance	A-28
HSR Act	A-19
Indemnified Parties	A-54
Intellectual Property	A-29
knowledge	A-64
Law	A-28
Leased Real Property	A-29
Leases	A-29
Licensed Intellectual Property	A-30
Liens	A-64
material adverse change	A-64
material adverse effect	A-64
Merger	A-11
Merger Consideration	A-13
Merger Sub	A-11
Merger Sub Common Stock	A-12
Multiemployer Plan	A-24
Multiple Employer Plan	A-24
Notice of Superior Proposal	A-61
NYSE	A-13
Option Calculation Shares	A-53
Owned Intellectual Property	A-30
Owned Real Property	A-29
Parent	A-11
Parent Balance Sheet	A-35
Parent Benefit Plans	A-37
Parent Common Stock	A-11
Parent Disclosure Letter	A-32
Parent Entities	A-32
Parent Foreign Plan	A-37
Parent Intellectual Property	A-42
Parent Leased Real Property	A-41
Parent Leases	A-41

Term	Page

Parent Licensed Intellectual Property	A-42
Parent Owned Intellectual Property	A-42
Parent Owned Real Property	A-41
Parent Preferred Stock	A-33
Parent Rights	A-33
Parent Rights Agreement	A-33
Parent SEC Documents	A-34
Parent Shareholder Approval	A-40
Parent Shareholders Agreement	A-11
Parent Shareholders Meeting	A-51
Parent Stock Options	A-33
Parent Subsidiaries	A-32
Parent Subsidiary	A-32
Parent’s Banker	A-40
PBGC	A-24
PCBs	A-28
Permits	A-22
Permitted Investments	A-14
Permitted Liens	A-65
person	A-64
Post-Closing Tax Period	A-26
Pre-Closing Tax Period	A-26
Preferred Stock	A-17
Proxy Statement	A-19
Recent Parent SEC Reports	A-40
Recent SEC Reports	A-27
Release	A-28
Representatives	A-47
Restraints	A-58
Ruling	A-40
SEC	A-19
Securities Act	A-19
Series A Preferred Stock	A-17
Stock Consideration	A-13
Stock Issuance	A-34
subsidiary	A-65
Superior Proposal	A-48
Surviving Corporation	A-11
Takeover Statute	A-26
Tax	A-26
Tax Certificates	A-52
Tax Return	A-26
Taxes	A-26
Termination Date	A-60
Termination Fee	A-55
Trading Day	A-13
Transferee	A-14

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 7, 2004, by and among The J. M. Smucker Company, an Ohio corporation (“Parent”), MIX Acquisition Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and International Multifoods Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of the Company and Parent have each determined that a business combination between Parent and the Company is advisable, fair to and in the best interests of their respective companies and shareholders and accordingly have agreed to effect the merger of the Company with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby the separate corporate existence of the Company shall cease and each issued and outstanding share of common stock, par value $0.10 per share, of the Company (“Company Common Stock”), other than Dissenting Shares (as defined in Section 2.4) and any shares of Company Common Stock owned by Parent or any direct or indirect subsidiary of Parent or held in the treasury of the Company, will be converted into the right to receive shares of common stock, no par value per share, of Parent (“Parent Common Stock”), and cash as provided in Section 2.1 of this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, simultaneously with execution of this Agreement, certain shareholders of Parent named therein have entered into that certain Parent Shareholders Agreement dated as of the date hereof with the Company (the “Parent Shareholders Agreement”), which includes, among other things, an irrevocable proxy granting to the Company the right to vote all of the Parent Common Stock of such Parent Shareholders in favor of the issuance of Parent Common Stock in the Merger;

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, the Company will be merged with and into Merger Sub at the Effective Time (as defined in Section 1.3) and the separate corporate existence of the Company will thereupon cease. Following the Effective Time, Merger Sub will be the surviving corporation (the “Surviving Corporation”). The Company and Merger Sub are sometimes referred to in this Agreement as the “Constituent Corporations.”

Section 1.2    Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Minneapolis time on the second Business Day after satisfaction or waiver (subject to applicable Law (as defined in Section 3.1(o)(vii)(H)) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date but subject to the satisfaction or waiver of those conditions) set forth in Article VI, unless another time or date is agreed to by the parties to this Agreement. The Closing will be held at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114, or such other location to which the parties to this Agreement agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.” “Business Day” means any day other than Saturday, Sunday or any federal holiday.

Section 1.3    Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date or on such later date as shall be agreed to by the parties to this Agreement, the parties shall (i) file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the terms of this Agreement and (ii) make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as the Company, Parent and Merger Sub agree and as is specified in the Certificate of Merger (the date and time the Merger becomes effective is hereinafter referred to as the “Effective Time”).

Section 1.4    Effects of the Merger. The Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub will be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5    Certificate of Incorporation and By-Laws. The Certificate of Incorporation and By-laws of Merger Sub, as in effect immediately before the Effective Time, will be the Certificate of Incorporation and By-laws, respectively, of the Surviving Corporation (with such changes thereto as the parties may agree), until thereafter changed or amended as provided therein or by applicable Law, except that Article I of the Certificate of Incorporation of the Surviving Corporation shall state “The name of the corporation is International Multifoods Corporation.”

Section 1.6     Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; SURRENDER OF CERTIFICATES AND PAYMENT

Section 2.1    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Company, Parent or Merger Sub:

(a)     Merger Sub’s Common Stock. Each share of Merger Sub’s common stock, par value $0.01 per share (“Merger Sub Common Stock”), outstanding immediately prior to the Effective Time will remain outstanding as one fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only issued and outstanding shares of capital stock of the Surviving Corporation immediately after the Effective Time.

(b)     Cancellation of Treasury Stock and Owned Stock. Each share of Company Common Stock that is owned by Parent or any direct or indirect subsidiary of Parent immediately prior to the Effective Time and any Company Common Stock held in the treasury of the Company immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(c)     Conversion of Company Common Stock. Subject to Section 2.2(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section

2.1(b) and Dissenting Shares (as defined in Section 2.4) that are owned by Dissenting Shareholders (as defined in Section 2.4) that have properly exercised appraisal rights pursuant to Section 262 of the DGCL) will automatically be converted into the right to receive from Parent (i) a number of fully paid, nonassessable shares of Parent Common Stock equal to the Exchange Ratio (as defined below) (the “Stock Consideration”) and (ii) $5 in cash without interest from Parent, subject to adjustment as set forth in Section 2.1(d) (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”), prorated for fractional shares, if any, of Company Common Stock. The “Exchange Ratio” shall be equal to the quotient (rounded to four decimal places) of $20 divided by the Average Closing Price (as defined below) of Parent Common Stock; provided, however, that if, based on the Exchange Ratio, Parent would be required to issue pursuant to this Section 2.1(c) greater than 19.9% of the Parent Common Stock outstanding immediately prior to such issuance, the Exchange Ratio shall be adjusted such that the number of shares of Parent Common Stock issuable pursuant to this Section 2.1(c) shall not exceed 19.9% of Parent Common Stock outstanding immediately prior to such issuance. Computations to be rounded to four decimal places shall be rounded to the next highest ten thousandth if the computation initially shall be exactly halfway between the next lowest and next highest ten thousandth. All Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1(c) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented such Company Common Stock (“Company Certificate”) shall thereafter cease to have any rights with respect to such Company Common Stock, except the right to receive the Merger Consideration to be issued in consideration therefor and any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with this Article II upon the surrender of such Company Certificate. “Average Closing Price” means the average of the per share closing prices of Parent Common Stock as reported in The Wall Street Journal’s New York Stock Exchange Composite Transactions Reports for each of the 20 consecutive Trading Days (as defined below) in the period ending with the Trading Day immediately preceding the Closing Date. “Trading Day” means a day on which the New York Stock Exchange, Inc. (“NYSE”) is open for trading and on which the Parent Common Stock was traded.

(d)     Cash Consideration Adjustment. In the event the Exchange Ratio is adjusted pursuant to the proviso contained in the second sentence of Section 2.1(c), the Cash Consideration will be adjusted upward by an amount equal to the difference between (a) $25 minus (b) the sum of (i) the Exchange Ratio as adjusted pursuant to such proviso multiplied by the Average Closing Price plus (ii) $5.

Section 2.2     Exchange of Certificates.

(a)     Exchange Agent. Computershare Institutional Services, LLC will act as agent of Parent for purposes of, among other things, mailing and receiving transmittal letters and distributing cash and certificates for Parent Common Stock, and cash in lieu of fractional shares of Parent Common Stock, to the Company shareholders (the “Exchange Agent”). As of the Effective Time, Parent and the Exchange Agent shall enter into an agreement which will provide that Parent shall irrevocably (except as provided in Section 2.2(f)) deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, all cash and certificates representing the shares of Parent Common Stock (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date on or after the Effective Time, and any cash proceeds thereof being hereinafter referred to as the “Exchange Fund”) payable or issuable pursuant to Section 2.1 (assuming that all Dissenting Shares will lose the right of appraisal) and Section 2.2(e) in exchange for outstanding shares of Company Common Stock. Additional amounts of cash, if any, needed from time to time by the Exchange Agent to make payments of Cash Consideration or for fractional shares or Dissenting Shares shall be provided by Parent and shall become part of the Exchange Fund. The Exchange Fund may not be used for any other purpose, except as provided in this Agreement, or as otherwise agreed by the Company and Parent before the Effective Time. All cash deposited with the Exchange Agent shall be invested in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital, surplus and undivided profits exceeding

$100,000,000 (“Permitted Investments”) or in money market funds that are invested solely in such Permitted Investments; provided, that the maturities of Permitted Investments shall be such as to permit the Exchange Agent to make prompt payments to persons entitled thereto pursuant to this Section 2.2.

(b)    Exchange Procedures.

(i)     As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a Company Certificate whose shares of Company Common Stock were converted into the right to receive Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Company Certificates will pass, only upon proper delivery of the Company Certificates to the Exchange Agent and will be in such form and have such other provisions as Parent and the Company may specify consistent with this Agreement) and (B) instructions for use in effecting the surrender of the Company Certificates in exchange for the Merger Consideration.

(ii)    After the Effective Time, and upon surrender in accordance with Section 2.2(b)(i) of a Company Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Certificate will be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive therefor pursuant to the provisions of this Article II, certain dividends or other distributions, if any, in accordance with Section 2.2(c) and cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e), and the Company Certificate so surrendered will forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be issued to a person other than the person in whose name the Certificate so surrendered is registered (the “Transferee”) if such Company Certificate is properly endorsed or otherwise in proper form for transfer and the Transferee pays any transfer or other taxes required by reason of such payment to a person other than the registered holder of such Company Certificate or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Company Certificate converted pursuant to Section 2.1(c) will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of such Company Certificate pursuant to the provisions of this Article II, certain dividends or other distributions, if any, in accordance with Section 2.2(c) and cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e). No interest will be paid or will accrue on any cash payable to holders of Company Certificates pursuant to the provisions of this Article II.

(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Parent Common Stock represented thereby, and, in the case of Company Certificates representing Company Common Stock, no cash payment in lieu of fractional shares will be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock will be paid by Parent to the Exchange Agent and will be included in the Exchange Fund, in each case until the surrender of such Company Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Company Certificate, there will be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and, in the case of Company Certificates representing Company Common Stock, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d)    No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Company Certificates in accordance with the terms of this

Article II, together with the Cash Consideration (and any cash paid pursuant to Section 2.2(e)) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Company Certificates, and there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they will be canceled and exchanged as provided in this Article II, except as otherwise provided by Law.

(e)    No Fractional Shares.

(i)    No certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Company Certificates, no dividend or distribution on or with respect to Parent Common Stock will relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent.

(ii)    In lieu of the issuance of fractional shares, the Exchange Agent shall sell such number of whole shares of Parent Common Stock in the open market in order to pay each holder of Company Common Stock entitled to receive a fractional share, after aggregating all fractional shares to which a holder of Company Common Stock would otherwise be entitled, of Parent Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the Average Closing Price.

(iii)    As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Certificates formerly representing Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Company Certificates formerly representing Company Common Stock subject to and in accordance with the terms of Section 2.2(c).

(f)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Certificates for one year after the Effective Time will be delivered to Parent, upon demand, and any holders of the Company Certificates who have not theretofore complied with this Article II may thereafter look only to Parent or the Surviving Corporation for payment of their claim for Stock Consideration, any dividends or distributions with respect to Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and Cash Consideration, provided that the Surviving Corporation shall continue to be liable for any payments required to be made thereafter pursuant to Section 262 of the DGCL and Section 2.4 hereof.

(g)    No Liability. None of Parent, the Surviving Corporation or the Exchange Agent will be liable to any person in respect of any shares of Parent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Parent Common Stock or any cash from the Exchange Fund, in each case, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)    Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis within the guidelines set forth in Section 2.2(a). Any interest and other income resulting from such investments will be paid to Parent.

(i)    Lost Certificates. If any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case, due to such person pursuant to this Agreement.

Section 2.3    Certain Adjustments. If after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs (any such action, an “Adjustment Event”), each of the Exchange Ratio, Stock Consideration and the Cash Consideration will be adjusted accordingly, without duplication, to provide to the holders of Company Common Stock the same economic effect and percentage ownership of Parent Common Stock as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, stock split, subdivision, combination, exchange or dividend or similar event. Nothing stated herein shall permit Parent or the Company to take any action that is prohibited under this Agreement.

Section 2.4    Dissenters’ Rights. Shares of Company Common Stock that have not been voted for adoption of this Agreement and with respect to which appraisal must have been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares (a “Dissenting Shareholder”) withdraws his, her or its demand for such appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal. If a holder of Dissenting Shares withdraws (in accordance with Section 262(k) of the DGCL) his, her or its demand for such appraisal or becomes ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares will cease to be a Dissenting Share and will be converted into and represent the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments received by the Company relating to shareholders’ rights of appraisal. Parent shall conduct all negotiations and proceedings with respect to demands for appraisal under the DGCL and the Company will be entitled to participate in such negotiations only as and to the extent requested by Parent. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of Dissenting Shares, compromise or offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.5    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 2.6    Withholding Rights. The Surviving Corporation, Parent or the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Exchange Agent, as the case may be, such amounts withheld shall be treated for purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Exchange Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1    Representations and Warranties of Company. Except as otherwise set forth in the Company Disclosure Letter (as defined in Section 3.1(b)), the Company hereby represents and warrants to Parent and Merger Sub as follows:

(a)     Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company Subsidiaries (as defined in Section 3.1(b)) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other applicable entity power, as the case may be, and authority to carry on its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not have or result in a material adverse effect on the Company. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not have or result in a material adverse effect on the Company. The Company has made available to Parent prior to the execution of this Agreement complete and correct copies of its Certificate of Incorporation and By-laws, each as amended to date.

(b)    Subsidiaries. Section 3.1(b) of the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), sets forth all the subsidiaries of the Company (each a “Company Subsidiary,” collectively, the “Company Subsidiaries,” and together with the Company, the “Company Entities”), specifying those that are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). All outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary (i) have been validly issued and are fully paid and nonassessable, (ii) are free and clear of all Liens (as defined in Section 9.3) and (iii) are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except, in the case of clauses (ii) and (iii), for any Liens or restrictions that, individually or in the aggregate, would not have or result in a material adverse effect on the Company. All outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company Subsidiaries are beneficially owned, directly or indirectly, by the Company. The Company does not, directly or indirectly, own more than 20% but less than 100% of the capital stock or other equity interest in any person.

(c)    Capital Structure. The authorized capital stock of the Company consists entirely of 50,000,000 shares of Company Common Stock, 10,000,000 shares of Preferred Capital Stock, par value $1.00 per share (“Preferred Stock”), of which 500,000 shares have been designated as Series A Junior Participating Preferred Capital Stock (the “Series A Preferred Stock”), and 200,000 shares of Cumulative Redeemable Sinking Fund First Preferred Capital Stock, par value $100 per share (“First Preferred Stock”), of which (i) 15,032 shares have been designated Four Percent Series A First Preferred Stock, (ii) 3,902 shares have been designated Four and One-Fourth Percent Series C First Preferred Stock, (iii) 9,365 shares have been designated Four and One-Half Percent Series D First Preferred Stock, and (iv) 15,712 shares have been designated as Five and One-Fourth Percent Series E First Preferred Stock. At the close of business on February 28, 2004: (i) 19,340,185 shares of Company Common Stock were issued and outstanding (including 69,794 shares of restricted stock of Company Common Stock including shares of Company Common Stock held by the trust formed pursuant to the Company Stock Purchase Plan (as defined below) and held by the trust formed pursuant to the Employees’ Voluntary Investment and Savings Plan of the Company and excluding 2,503,447 shares of Company Common Stock held in the treasury of the Company); (ii) no shares of Preferred Stock or First Preferred Stock were issued or outstanding; and (iii) 1,918,063 shares of Company Common Stock were subject to outstanding employee or director stock options to purchase Company Common Stock (collectively, the “Company Stock Options”) and 180,550 shares of Company Common Stock were issuable pursuant to outstanding restricted stock units, in each case granted under the Company’s 1997 Stock-Based Incentive Plan, its Amended and Restated 1989 Stock-Based Incentive Plan and its 1986 Stock Option Incentive Plan (the “Company Stock Plans”). Section 3.1(c) of the Company Disclosure Letter sets forth the holders of all outstanding Company Stock Options, restricted stock, restricted stock units, deferred shares, stock units and other stock awards and the number, exercise prices, vesting schedules and expiration dates of each grant to such holders, in each case as of the date of this Agreement. Each share of Company Common Stock carries with it an associated share purchase right (collectively, the “Company Rights”) issued pursuant to the Share Rights Agreement between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent, dated as of September 15, 2000 (the “Company Rights Agreement”), which entitles the holder thereof to purchase, on the occurrence of certain events, Company Common Stock or Series A Preferred Stock. Participants in the Stock Purchase Plan of Robin Hood Multifoods Inc. (the “Company Stock Purchase Plan”) have the right to purchase shares of Company Common Stock pursuant to the terms of such plan. All outstanding shares of capital stock of the Company are, and all shares that may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of preemptive rights. Except as set forth in this Section 3.1(c), (A) there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities of the Company, (2) any securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company, or (3) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, and no obligation of the Company or any Company Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company and (B) there are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any Company Subsidiary is a party to any voting agreement with respect to the voting of any such securities. There are not issued, reserved for issuance or outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any Company Subsidiary, (ii) warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, and no obligation of the Company or any Company Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Company Subsidiary, or (iii) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of Company Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment pursuant to any unpaid earnout or similar agreement contained in any business acquisition agreement based on the revenues, earnings or other performance measurement of the Company or any Company Subsidiary.

(d)    Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement, and, subject to the Company Shareholder Approval (as defined in Section 3.1(k)), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting the rights of creditors and subject to general equity principles. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by the Company will not, (i) conflict with the certificate of incorporation or by-laws (or comparable organizational documents) of any of the Company Entities, (ii) result in any breach, violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or creation or acceleration of any obligation or right of a third party or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of any of the Company Entities under, any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or other authorization applicable to any of the Company Entities or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, conflict with or violate any Law applicable to any of the Company Entities or their respective properties or assets or any judgment, order or decree to which any of the Company Entities or their respective properties or assets have been specifically identified as subject, other than, in the case of clauses (ii) and (iii), any such breaches, conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have or result in a material adverse effect on the Company and that would not materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, provincial or local or foreign government, court or administrative, regulatory or other governmental agency, commission or authority (each, a “Governmental Entity”) is required by the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for: (i) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement relating to the Company Shareholders Meeting and the Parent Shareholders Meeting (each as defined in Section 5.1) (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iii) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”); (iv) filings required under the antitrust and competition laws of foreign countries (“Foreign Antitrust Laws”), including the Canadian Competition Act (the “Canadian Act”), which are set forth on Section 3.1(d) of the Company Disclosure Letter; and (v) such consents, approvals, orders, authorizations, actions, registrations, declarations or filings the failure of which to be made or obtained (as applicable), individually or in the aggregate, would not have or result in a material adverse effect on the Company and would not materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. The Company does not operate as a transportation company or publishing company.

(e)    SEC Reports and Financial Statements; Undisclosed Liabilities.

(i)    The Company has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) under the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, with the SEC since March 1, 2002 (as such reports, schedules, forms, statements and documents have been amended or supplemented since the time of their filing, collectively, the “Company SEC Documents”). As of their respective dates, or if amended or supplemented prior to the date of this Agreement, as of the date of the last such amendment or supplement, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed, or (if amended or supplemented) as of the date of such amendment or supplement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)    The consolidated financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates thereof and the consolidated statements of income, cash flows and shareholders’ equity for the periods then ended (subject, in the case of interim financial statements, to normal year-end audit adjustments), except that the interim financial statements do not contain all of the footnote disclosures required by GAAP. No Company Subsidiary is required to make any filings with the SEC. Except (A) as and to the extent reflected in or reserved against in such financial statements, including the notes thereto, (B) obligations and liabilities incurred in the ordinary course of business since the date of the most recent balance sheet contained in the Company SEC Documents filed prior to the date hereof, (C) obligations and liabilities disclosed pursuant to any other representation or warranty set forth in this Agreement, including liabilities and obligations incurred under or pursuant to Company Benefit Plans or

Company Foreign Plans disclosed in Section 3.1(i)(i) of the Company Disclosure Letter, Leases made available to Parent pursuant to Section 3.1(p)(ii), collective bargaining agreements or other agreements disclosed in Section 3.1(s) of the Company Disclosure Letter and Contracts, agreements, commitments and arrangements disclosed in Section 3.1(u) of the Company Disclosure Letter, (D) other contracts, agreements and contractual commitments and arrangements that do not constitute Company Contracts, Leases, Company Benefit Plans or Company Foreign Plans and (E) obligations and liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither the Company or any Company Subsidiary has any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) as of the date of this Agreement that would have or result in a material adverse effect on the Company.

(f)    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s shareholders and Parent’s shareholders or at the time of the Company Shareholders Meeting or the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to information contained or incorporated by reference therein supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

(g)    Absence of Certain Changes or Events. From the date of the most recent Company balance sheet contained in the Company SEC Documents filed prior to the date hereof (the “Company Balance Sheet”) to the date of this Agreement, (i) each of the Company Entities has conducted its respective operations only in the ordinary course consistent with past practice, (ii) the Company has not suffered a material adverse change and (iii) no Company Entity has engaged in any material transaction or entered into any material agreement or commitments outside the ordinary course of business (except for the transactions contemplated by this Agreement). From the date of the Company Balance Sheet to the date of this Agreement the Company and the Company Subsidiaries have not:

(i)    (A) other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to the Company or another wholly owned Subsidiary, declared, set aside or paid any dividends on, or made any other distributions in respect of, any of its capital stock, (B) split, combined or reclassified any of its capital stock, or (C) except pursuant to agreements entered into with respect to the Company Stock Plans, purchased, redeemed or otherwise acquired any shares of capital stock of the Company or any of the Company Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)    issued, delivered, sold, pledged or otherwise encumbered or subjected to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance of shares by one Company Subsidiary to the Company or any Company Subsidiary or the issuance of shares of Company Common Stock (A) upon the exercise of Company Stock Options under the Company Stock Plans or in connection with other awards under the Company Stock Plans, in each case, in accordance with their terms, (B) under the Company Stock Purchase Plan, (C) as matching contributions to the Employees’ Voluntary Investment and Savings Plan of the Company, or (D) the issuance of Company Rights under the Company Rights Agreement in connection with the issuance of Company Common Stock permitted pursuant to this Agreement.

(iii)    (A) amended its Certificate of Incorporation or Bylaws (or other comparable organizational documents), (B) except as represented in Section 3.1(t), amended or taken any other action with respect to the Company Rights Agreement, (C) merged or consolidated with any person or (D) taken or failed to have taken any actions that would constitute a violation of applicable Law, except for such violations as did not result in a material adverse effect on the Company;

(iv)    sold, leased, licensed, mortgaged or otherwise encumbered or subjected to any Lien or otherwise disposed of any of its properties or assets that were material to the Company Entities taken as a whole, other than dispositions in the ordinary course of business consistent with past practice and the granting of Permitted Liens and Liens required under then existing bank agreements;

(v)    entered into commitments for capital expenditures involving more than $1,000,000 in the aggregate, except pursuant to the capital plan of the Company previously provided to Parent;

(vi)    incurred any indebtedness for money borrowed (whether evidenced by a note or other instrument, pursuant to a financing lease, sale-leaseback transaction, or otherwise), other than intercompany indebtedness, indebtedness under the Company’s then existing credit agreement in a manner consistent with past practices, and other indebtedness of up to $3,500,000 in the aggregate;

(vii)    except as set forth on Section 3.1(g)(vii) of the Company Disclosure Letter, as required by Law or as required by contracts or plans entered into then in existence (and previously disclosed to Parent) and subject to Sections 3.1(g)(i) and (ii), (A) except for normal increases in salary and wages in the ordinary course of business consistent with the past practice, granted any increase in the compensation or benefits payable or to become payable by the Company or any Company Subsidiary to any current or former director, officer, employee or consultant; (B) adopted, entered into, amended or otherwise increased, repriced or accelerated the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any Company Benefit Plan or Foreign Plan; (C) entered into or amended any employment, severance, change in control agreement or any similar agreement or any collective bargaining agreement or, except as required in accordance with the then existing written policies of the Company, granted any severance or termination pay to any officer, director, consultant or employee of the Company or any Company Subsidiaries (except in the ordinary course of business consistent with the Company’s severance policy then in effect); or (D) paid or awarded any pension, retirement, allowance or other non-equity incentive awards, or other employee or director benefit not required by any then outstanding Company Benefit Plan or Foreign Plan;

(viii)    changed the accounting principles used by it unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);

(ix)    acquired by merging or consolidating with, by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquired any material amount of assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business consistent with past practice);

(x)    amended any Tax Returns except as required by Law or as will not have or result in a material adverse effect on the Company or, except as did not have a material adverse effect on the Company and consistent with past practice, made or rescinded any express or deemed election or settled or compromised any claim or action relating to Taxes, or changed any of its methods of accounting or of reporting income or deductions for Tax purposes unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles) or by Law;

(xi)    satisfied any claims or liabilities, other than (A) the satisfaction of such claims or liabilities, in the ordinary course of business consistent with past practice, in accordance with their terms, or (B) the satisfaction of claims or liabilities reflected or reserved against in the financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(xii)    made any loans, advances or capital contributions to, or investments in, any other person, except for loans, advances, capital contributions or investments between any wholly owned Company Subsidiary and the Company or another wholly owned Company Subsidiary and except for employee or director advances for expenses in the ordinary course of business consistent with past practice;

(xiii)    other than in the ordinary course of business consistent with past practice, (A) modified, amended or terminated any material contract in a manner materially adverse to the Company or any Company Subsidiary, (B) waived, released, relinquished or assigned any material contract (or any of the Company’s or any Company Subsidiary’s rights thereunder), right or claim, or (C) canceled or forgiven any indebtedness owed to the Company or any Company Subsidiary (other than intercompany indebtedness);

(xiv)    taken any action that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code;

(xv)    sold or otherwise disposed of any business or any stock or other equity interest of any subsidiary;

(xvi)    entered into any new line of business; or

(xvii)    authorized, or committed or agreed to take, any of the foregoing actions; provided, however, that the limitations set forth in the second sentence of Section 3.1(g) do not apply to any transaction to which the only parties are the Company and any wholly owned subsidiaries of the Company.

(h)    Compliance with Applicable Laws; Litigation; Regulatory Matters.

(i)    The operations of the Company Entities since March 1, 2002 have not been and are not being conducted in violation of any Law (including the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001) or any Permit (as defined in Section 3.1(h)(ii)) applicable to or held by (as the case may be) the Company Entities, except where such violations, individually or in the aggregate, would not have or result in a material adverse effect on the Company. Since March 1, 2002, none of the Company Entities has received any written notice alleging any such violation, except where such violations, individually or in the aggregate, would not have or result in a material adverse effect on the Company.

(ii)    The Company Entities hold all licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities necessary for the conduct of their respective businesses as currently conducted (“Permits”), except where the failure to hold such Permits, individually or in the aggregate, would not have or result in a material adverse effect on the Company. Since March 1, 2002, none of the Company Entities has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business except for such terminations, modifications or nonrenewals as, individually or in the aggregate, would not have or result in a material adverse effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any Permit, except for such violations thereof as, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company.

(iii)    There is no investigation by a Governmental Entity or litigation, arbitration, or administrative proceeding pending against or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary as of the date of this Agreement that, if decided adversely to such person, would have or result in a material adverse effect on the Company, or that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement.

(iv)    From March 1, 2002 to the date of this Agreement, no products sold or manufactured by the Company or any Company Subsidiary have been recalled voluntarily or involuntarily or have been “adulterated” or “misbranded” within the meaning of the Federal Food, Drug and Cosmetics Act, as amended, and the rules and regulations promulgated thereunder (the “Food, Drug and Cosmetics Act”) or, except as individually or in the aggregate, would not have or result in a material adverse effect on the Company, labeled contrary to the Food and Drugs Act, Canada and Consumer Packaging and Labeling Act, Canada, as amended, and the rules and regulations promulgated thereunder (the “Canada Act”), and no recall of any of such products is currently being considered by the Company or any Company Subsidiary or, to the Company’s knowledge, has been requested, ordered or threatened in writing by any Governmental Entity (including the Canadian Food Inspection Agency) or consumer group.

(i)    Employee Benefit Plans.

(i)    Section 3.1(i)(i) of the Company Disclosure Letter sets forth a true and complete list of (A) each United States bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, employment, disability, death benefit, hospitalization, medical insurance, life insurance, severance or other employee benefit plan, agreement or arrangement maintained by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary contributes or is obligated to contribute or with respect to which the Company or any Company Subsidiary has any liability, other than a plan or program operated by a Governmental Entity (such as government-operated workers’ compensation or Social Security), and (B) each change of control agreement providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary, to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound (collectively, the “Company Benefit Plans”). For purposes of this Agreement, the term “Company Foreign Plan” refers to each plan, agreement or arrangement that is subject to or governed by the laws of any jurisdiction other than the United States and that would have been treated as a Company Benefit Plan had it been a United States plan, agreement or arrangement, other than a plan or program operated by a Governmental Entity (such as a government-operated provincial health plan or the Canada Pension Plan). Section 3.1(i)(i) of the Company Disclosure Letter sets forth a true and correct list of the Company Foreign Plans. With respect to each Company Benefit Plan and Company Foreign Plan, no event has occurred and there exists no condition or set of circumstances in connection with which the Company or any Company Subsidiary would be subject to any liability that, individually or in the aggregate, would have or result in a material adverse effect on the Company.

(ii)    Each Company Benefit Plan and its administration is in compliance with all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, if applicable, and with the terms of all applicable collective bargaining agreements, except for any failures that, individually or in the aggregate, would not have or result in a material adverse effect on the Company. Each Company Benefit Plan that is intended to be qualified under Section 401(a), 401(k) or 4975(e)(7) of the Code has received a favorable determination letter from the IRS as to its qualified status that covers the Uruguay Round Agreement Act (GATT), the Taxpayer Relief Act of 1997, the Reemployment Rights Act of 1994 (USERRA), the Internal Revenue Service Restructuring and Reform Act of 1998, the Small Business Job Protection Act of 1996 and the Community Renewal Act of 2000. All contributions to, and payments from, the Company Benefit Plans that are required to have been made in accordance with such Company Benefit Plans, ERISA or the Code have been made other than any failures that, individually or in the aggregate, would not have or result in a material adverse effect on the Company. All trusts providing funding for Company Benefit Plans that are intended to comply with Section 501(c)(9) of the Code are exempt from federal income taxation and, together with any other welfare benefit funds (as defined in Section 419(e)(1) of the Code) maintained in connection with any of the Company Benefit Plans, have been operated and administered in compliance with all applicable requirements such that none of the Company, any Company Subsidiary, any Company Benefit Plan or such trust or fund is subject to any Taxes, penalties or other liabilities imposed as a consequence of failure to comply with such requirements which, individually or in the aggregate, would have a material adverse effect on the Company. No welfare benefit fund (as defined in Section 419(e)(1) of the Code) maintained in connection with any of the Company Benefit Plans has provided any “disqualified benefit” (as defined in Section 4976(b)(1) of the Code) for which the Company or any Company Subsidiary has or had any liability for the excise tax imposed by Section 4976 of the Code which has not been paid in full, except as would not have or result in a material adverse effect on the Company.

(iii)    Neither the Company nor any trade or business, whether or not incorporated, which, together with the Company, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or Sections 414(b) or (c) of the Code (an “ERISA Affiliate”) has incurred any liability under Title IV of ERISA (other than for premiums pursuant to Section 4007 of ERISA which have been timely paid) or Section 4971 of the Code that has not been satisfied. No Company Benefit Plan has or within the three years preceding the date of this Agreement has incurred an accumulated funding deficiency within the meaning of Section 302 of ERISA or Section 412 of the Code, nor is there any request pending before the Internal Revenue Service for any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code, nor has there been any prior such request granted with respect to any Company Benefit Plan where the minimum funding commitment has not yet been satisfied, nor has any Lien in favor of any Company Benefit Plan arisen under Section 412(n) of the Code or Section 302(f) of ERISA. Neither the Company nor any ERISA Affiliate has been required to provide security to any defined benefit pension plan pursuant to Section 401(a)(29) of the Code that has not been released. With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, the fair market value of the assets of such Company Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Company Benefit Plan (whether or not vested), based upon the actuarial assumptions used to prepare the most recent actuarial report for such Company Benefit Plan. There has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder which required a notice to the Pension Benefit Guaranty Corporation (the “PBGC”) which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the PBGC to institute involuntary termination proceedings with respect to any Company Benefit Plan that is subject to Title IV of ERISA.

(iv)    No Company Benefit Plan provides medical or life insurance benefits (whether or not insured) with respect to current or former employees or officers or directors after retirement or other termination of service, other than any such coverage required by Law and with respect to any Company Benefit Plan, to the knowledge of the Company, the Company and the Company Subsidiaries have reserved all rights necessary to amend or terminate each of such plans without the consent of any other person.

(v)    The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, officer or director of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment that would not have been payable if such transactions had not been consummated, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director.

(vi)    Neither the Company nor any Company Subsidiary is a party to any agreement, contract or arrangement (including this Agreement) that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the reimbursement of excise taxes under Section 4999 of the Code or any income taxes under the Code.

(vii)    With respect to each Company Benefit Plan, the Company has made available to Parent a true and complete copy of: (A) each writing constituting a current part of such Company Benefit Plan, including all current Company Benefit Plan documents and trust agreements, and all amendments thereto; (B) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (C) the most recent annual financial report, if any; (D) the most recent actuarial report, if any; and (E) the most recent determination letter from the Internal Revenue Service, if any. Neither the Company nor any Company Subsidiary has made an enforceable commitment to make any new amendments to, or to adopt or approve any new, Company Benefit Plan.

(viii)    No Company Benefit Plan is a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). None of the Company, the Company Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan that is subject to Title IV of ERISA.

(ix)    As of the date of this Agreement, there are no pending claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, or to the Company’s knowledge, threatened against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of the Company or any Company Subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor, any Multiemployer Plan, any Company Benefit Plan or any participant in a Company Benefit Plan.

(x)    There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that would result in any material liability or excise tax under ERISA or the Code being imposed on the Company or any of the Company Subsidiaries.

(xi)    With respect to each Company Foreign Plan, except as would not have or result in a material adverse effect on the Company: (A) all amounts required to be reserved under each book reserved Company Foreign Plan have been so reserved in accordance with reasonable accounting practices prevailing in the country where such Company Foreign Plan is established and maintained; (B) each Company Foreign Plan required to be registered with a Governmental Entity has been duly registered and has been maintained in good standing with the appropriate Governmental Entities, and each Company Foreign Plan has been operated, administered, funded and invested in accordance with its terms, all applicable Laws and the terms of all applicable collective bargaining agreements; (C) as of the date of this Agreement, there are no actions, suits, arbitrations or claims relating thereto (other than claims for benefits in the ordinary course of business) that are pending or, to the knowledge of the Company, threatened by any current or former employee of the Company or the Company Subsidiaries, any collective bargaining agent, any Governmental Entity or by any other person in relation to any Company Foreign Plan or the assets of the trust thereunder; (D) with respect to each Company Foreign Plan, the Company has made available to Parent a true and complete copy of: (1) all documents relating to the Company Foreign Plan, including the current plan text, the trust or other funding or other related agreements, the investment policy statement, and all amendments thereto; (2) the most recent Annual Information Return filed for any Company Foreign Plan that is a registered pension plan; (3) the most recent financial report or statement; (4) the most recent actuarial valuation report, if any; and (5) the most recent plan description provided to employees of the Company or the Company Subsidiaries; (E) neither the Company nor any Company Subsidiary has announced or made an enforceable commitment to make any new amendments to, or to adopt or approve any new, Company Foreign Plan; (F) no Company Foreign Plan provides medical or life insurance or other welfare benefits (whether or not insured) with respect to current or former employees or officers or directors of the Company or any Company Subsidiary after retirement or other termination of service, other than any such coverage required by Law; (G) no Company Foreign Plan is a multi-employer pension plan as defined under applicable Canadian Laws; (H) there have been no withdrawals, transfers or applications of assets under any of the Company Foreign Plans in contravention of any applicable Laws, the terms of any Company Foreign Plans or the terms of any trusts established thereunder; and (I) to the Company’s knowledge, no fact or circumstance exists that could adversely affect the tax-exempt status of any Company Foreign Plan.

(j)    Taxes. (i) Except as would not have or result in a material adverse effect on the Company, the Company and each Company Subsidiary have filed all Tax Returns required to be filed and all such returns are materially complete and correct; (ii) except as would not have or result in a material adverse effect on the Company, the Company and each Company Subsidiary have paid all Taxes due; (iii) except as would not have or result in a material adverse effect on the Company, there are no pending, or, to the knowledge of the Company, threatened, audits, examinations, investigations or other proceedings in respect of Taxes relating to the Company or any Company Subsidiary; (iv) there are no Liens for Taxes upon the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens (as defined in Section 9.3); (v) neither the Company nor any of the Company Subsidiaries has any liability for Taxes of any person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of Law) as a transferee or successor, by contract, or otherwise; (vi) neither the Company nor any Company Subsidiary is a party to any agreement relating to the allocation or sharing of Taxes; (vii) neither the Company nor any Company Subsidiary has taken any action or knows of any fact, agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(2)(D) of the Code; (viii) except as would not have or result in a material adverse effect on the Company, no deficiencies for any Taxes for a Tax year that has not yet been closed have been proposed, asserted or assessed in writing against the Company or any Company Subsidiary for which adequate reserves have not been created; (ix) neither the Company nor any Company Subsidiary will be required to include any adjustment in taxable income for any Tax period ending after the Closing Date (a “Post-Closing Tax Period”) under Section 481 of the Code (or any comparable provision of Law) as a result of a change in method of accounting for any Tax period (or portion thereof) ending prior to the Closing Date (a “Pre-Closing Tax Period”) or pursuant to the provisions of any agreement entered into with any taxing authority with regard to the Tax liability of the Company or any Company Subsidiary for any Pre-Closing Tax Period; (x) the financial statements included in the Company SEC Documents reflect an adequate reserve for all Taxes for which the Company or any Company Subsidiary may be liable for all taxable periods and portions thereof through the date hereof; (xi) except as would not have or result in a material adverse effect on the Company, no person has granted any extension or waiver of the statute of limitations period applicable to any Tax of the Company or any Company Subsidiary or any affiliated, combined or unitary group of which the Company or any Company Subsidiary is or was a member, which period (after giving effect to such extension or waiver) has not yet expired; (xii) except as would not have or result in a material adverse effect on the Company, the Company and each Company Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (xiii) since March 1, 2000, neither the Company nor any Company Subsidiary has distributed stock of another person or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code; (xiv) Since March 1, 2000, neither the Company nor any Company Subsidiary has participated in any transaction that has been identified by the Internal Revenue Service in published guidance as a reportable transaction; and (xv) the consolidated federal income Tax Returns of the Company have been examined, or the statute of limitations has closed, with respect to all taxable years through and including February 29, 2000. As used in this Agreement, “Tax” or “Taxes” includes all federal, state, provincial or local or foreign net and gross income, alternative or add-on minimum, environmental, gross receipts, ad valorem, value added, goods and services, capital stock, profits, license, single business, employment, social security, severance, stamp, unemployment, customs, property, sales, excise, use, occupation, service, transfer, payroll, franchise, withholding and other taxes or similar governmental duties, charges, fees, levies or other assessments, including any interest, penalties or additions with respect thereto. As used herein, “Tax Return” shall mean any return, report, statement or information required to be filed with any Governmental Entity with respect to Taxes.

(k)    Voting Requirement. Assuming the accuracy of Parent and Merger Sub’s representations in Section 3.2(n) without the knowledge qualifier, the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt and approve this Agreement and the Merger and the transactions contemplated hereby (the “Company Shareholder Approval”).

(l)    State Takeover Statutes. Assuming the accuracy of Parent and Merger Sub’s representations in Section 3.2(n) without the knowledge qualifier, the Board of Directors of the Company has taken all necessary action so that no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law (each, a “Takeover Statute”) applicable to the Company or any anti-takeover provision in the Company’s Certificate of Incorporation or By-laws is applicable to the Merger and the other transactions contemplated by this Agreement. The Board of Directors of the Company has (i) duly and validly approved this Agreement, (ii) determined that the transactions contemplated by this Agreement are advisable and in the best interests of the Company and its shareholders, (iii) unanimously resolved to recommend to such shareholders that they vote in favor of the Merger and (iv) taken all corporate action required to be taken by the Board of Directors of the Company for the consummation of the transactions contemplated by this Agreement.

(m)    Brokers. Except for Greenhill & Co., LLC (the “Company’s Banker”), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true and complete copies of all agreements with the Company’s Banker under which any fees, commissions or expenses are payable and all indemnification and other agreements related to the engagement of the Company’s Banker.

(n)    Ownership of Parent Common Stock. Except for shares of Parent Common Stock owned by the Company Benefit Plans or shares held or managed for the account of another person or as to which the Company is required to act as a fiduciary or in a similar capacity, neither the Company nor, to its knowledge, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of Parent Common Stock.

(o)    Environmental Matters.

(i)    Except as disclosed in the Company SEC Reports filed since March 1, 1999 (the “Recent SEC Reports”) or where noncompliance, individually or in the aggregate, would not have or result in a material adverse effect on the Company, the Company Entities are and have been for the past five years in compliance with all applicable Environmental Laws (as defined below) and Environmental Permits (as defined below).

(ii)    Except as disclosed in the Recent SEC Reports, as of the date of this Agreement, there are no Environmental Claims pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary, except for Environmental Claims that would not have or result in a material adverse effect on the Company.

(iii)    Except as disclosed in the Recent SEC Reports, there have been no Releases (as defined below) of any Hazardous Substance in, on, under, from or affecting any real property currently or previously owned, leased, operated or otherwise used by the Company or any Company Entities that, individually or in the aggregate, would have or result in a material adverse effect on the Company.

(iv)    Except as disclosed in the Recent SEC Reports, none of the Company or the Company Subsidiaries has assumed, undertaken or otherwise become subject to any liability of any other person relating to or arising from Environmental Laws that, individually or in the aggregate, would have or result in a material adverse effect on the Company.

(v)    Except as disclosed in the Recent SEC Reports, to the knowledge of the Company, there exist no Environmental Conditions relating to any real property currently or previously owned, leased, operated or otherwise used by the Company or any Company Subsidiaries for which the Company or any Company Subsidiary presently has an obligation to remediate or cure under any Environmental Law or Environmental Permit, except for such Environmental Conditions for which the cost to remediate or cure would not, individually or in the aggregate, have or result in a material adverse effect on the Company.

(vi)    The Company Disclosure Letter lists all environmental assessments prepared since January 1, 1999 in the Company’s possession as of the date of this Agreement relating to any of its (or any Company Subsidiary’s) currently owned or leased real property. The Company Disclosure Letter lists all material documents prepared since January 1, 1999 concerning environmental matters that would reasonably be expected to result in liability under Environmental Laws that would have or result in a material adverse effect on the Company, which are in the Company’s possession as of the date of this Agreement relating to any of its (or any Company Subsidiary’s) currently or previously owned or leased real property. The Company has made available to Parent true and complete copies of all environmental assessments and documents listed in the Company Disclosure Letter, all of the disclosures and other information made or contained in which are deemed to be incorporated by reference, and thereby included, in the Company Disclosure Letter.

(vii)    As used in this Agreement:

(A)    the term “Environment” means soil, surface waters, ground water, land, stream sediment, surface and subsurface strata, ambient air, indoor air or indoor air quality, including, without limitation, any material or substance used in the physical structure of any building or improvement;

(B)    the term “Environmental Claim” means any written claim, demand, suit, action, proceeding, order, investigation or notice to any of the Company Entities or Parent Entities (as defined herein) (as applicable) by any person alleging any potential liability (including potential liability for investigatory costs, risk assessment costs, cleanup costs, removal costs, remedial costs, operation and maintenance costs, governmental response costs, natural resource damages, or penalties) arising out of, based on, or resulting from (1) noncompliance or alleged noncompliance with any Environmental Law or Environmental Permit, (2) injury or damage (or alleged injury or damage) arising from exposure to Hazardous Substances, or (3) the presence, Release or threatened Release into the Environment, of any Hazardous Substance at or from any location, whether or not owned, leased, operated or otherwise used (including off-site disposal locations) by the Company or any Company Subsidiary, on the one hand, or Parent or any Parent Subsidiary, on the other hand (as applicable);

(C)    the term “Environmental Laws” means all Laws relating to (1) pollution or protection of the Environment, (2) emissions, discharges, Releases or threatened Releases of Hazardous Substances, (3) threats to human health or ecological resources arising from exposure to Hazardous Substances, or (4) the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances, and includes, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conversation and Recovery Act, the Clean Air Act, the Clean Water Act, the Water Pollution Control Act, the Toxic Substances Control Act, the Occupational Safety and Health Act and any similar foreign, state, provincial or local Laws;

(D)    the term “Hazardous Substance” means (1) chemicals, pollutants, contaminants, hazardous wastes, toxic substances, toxic mold, radiation and radioactive materials, (2) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (“PCBs”), petroleum or petroleum-derived substances or wastes, leaded paints, radon gas or related materials, (3) any substance that requires removal or remediation under any Environmental Law, or is defined, listed or identified as a “hazardous waste” or “hazardous substance” thereunder, or (4) any substance that is regulated under any Environmental Law;

(E)    the term “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, migration, placing and the like, or otherwise entering into the Environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substances) and any condition that results in exposure of a person to a Hazardous Substance;

(F)    the term “Environmental Permit” means all Permits and the timely submission of applications for Permits, as required under Environmental Laws;

(G)    the term “Environmental Condition” means any contamination, damage, injury or other condition related to Hazardous Substances and includes, without limitation, any present or former Hazardous Substance treatment, storage, disposal or recycling units, underground storage tanks, wastewater treatment or management systems, wetlands, sumps, lagoons, impoundments, landfills, ponds, incinerators, wells, asbestos containing materials, lead paint or PCB-containing articles; and

(H)    the term “Law” means any foreign, federal, state, provincial or local law, statute, code, ordinance, regulation, rule or other legally enforceable obligation imposed by a court or other Governmental Entity.

(p)    Real Property; Assets.

(i)    Section 3.1(p)(i) of the Company Disclosure Letter contains a true and complete list and brief description of each parcel of real property owned by the Company and the Company Subsidiaries (the “Owned Real Property”). One or more of the Company and the Company Subsidiaries has good and valid title to all such real property, free and clear of all Liens, except (a) Permitted Liens, (b) Liens evidenced by any lease, contract, or agreement that is described in the Company Disclosure Letter or in the Company SEC Documents filed before the date of this Agreement, (c) imperfections of title and Liens that do not materially detract from the value or materially interfere with the present use of the properties subject thereto or affected thereby, (d) imperfections of title and Liens that (1) are shown on any title commitment or title policy described in the Company Disclosure Letter or (2) are otherwise of record which do not have or result in a material adverse effect on the Company, and (e) imperfections of title and Liens which do not have or result in a material adverse effect on the Company.

(ii)    Section 3.1(p)(ii) of the Company Disclosure Letter contains a true and complete list and brief description of all real property leased by the Company and the Company Subsidiaries, all of which are hereinafter referred to as the “Leased Real Property.” The Owned Real Property and Leased Real Property constitute all of the real property occupied or used by the Company and the Company Subsidiaries in connection with the operation of their respective businesses as currently conducted (other than real property accessible to the public generally). The Company or a Company Subsidiary has a valid leasehold interest in or valid rights to all Leased Real Property except (a) Permitted Liens, (b) Liens evidenced by any lease, contract, or agreement that is described in the Company Disclosure Letter or in the Company SEC Documents filed before the date of this Agreement, (c) imperfections of leasehold title and Liens that do not materially detract from the value or materially interfere with the present use of the properties subject thereto or affected thereby, (d) imperfections of leasehold title and Liens that are shown of record which do not have or result in a material adverse effect on the Company, and (e) imperfections of leasehold title and Liens which do not have or result in a material adverse effect on the Company. The Company has made available to Parent true and complete copies of all leases of the Leased Real Property (the “Leases”). Each of the Company and the Company Subsidiaries is in compliance with the terms of all Leases to which it is a party and under which it is in occupancy, and all such Leases are in full force and effect, except for any failure to be in such compliance or to be in full force and effect that does not have or result in a material adverse effect on the Company. To the knowledge of the Company, the lessors under the Leases to which the Company or a Company Subsidiary is a party are in compliance with the terms of their respective Leases, except for any failure to be in such compliance that does not have or result in a material adverse effect on the Company.

(iii)    The Company and the Company Subsidiaries have sufficient title to, or the right to use, all of their tangible properties and assets (other than the Owned Real Property, representations as to which are set forth in Section 3.1(p)(i)) and the Leased Real Property, representations as to which are set forth in Section 3.1(p)(ii), necessary to conduct their respective businesses as currently conducted, with such exceptions as, individually or in the aggregate, would not interfere with the current use of such properties or assets in such a manner as to have or result in a material adverse effect on the Company.

(q)    Intellectual Property.

(i)    The term “Intellectual Property” means all of the following that is owned by or licensed to Company or the Company Subsidiaries which is used in the business of the Company or the Company Subsidiaries as currently conducted: (A) all currently subsisting material patents, patent applications, common law trademarks, trademark applications, trademark registrations, trade names, trade dress, common law service marks, service mark applications, service mark registrations, logos, copyrights registrations and Internet domain names together with all goodwill associated therewith; (B) all material trade secrets and confidential information (including customer lists, know-how, formulae, manufacturing and production processes, research, financial business information and marketing plans); and (C) information technologies (including software programs, data and related documentation); provided, however, that the term “Intellectual Property” shall not include any (x) information technologies licensed to Company or the Company Subsidiaries under non-negotiated, non-exclusive licenses granted to end-user customers by third parties in the ordinary course of such third parties’ businesses; and (y) intellectual property which is embedded in equipment or fixtures and which is licensed to Company or the Company Subsidiaries under non-negotiated, non-exclusive licenses granted to customers by third parties in the ordinary course of such third parties’ businesses. The term “Owned Intellectual Property” means all Intellectual Property owned by Company or the Company Subsidiaries, and the term “Licensed Intellectual Property” means all Intellectual Property licensed to Company or the Company Subsidiaries. Section 3.1(q)(i) of the Company Disclosure Letter sets forth a complete and accurate list of all Owned Intellectual Property set forth in Clause (A) of this Section 3.1(q)(i).

(ii)    (A) The Company or the Company Subsidiaries own all of the Owned Intellectual Property; (B) the Company or the Company Subsidiaries have a valid and enforceable license to all of the material Licensed Intellectual Property pursuant to a contract a copy of which has been made available to Parent; (C) from March 1, 2002 to the date of this Agreement, to the knowledge of the Company, no written claim by any third party contesting the validity, enforceability, use by the Company or the Company Subsidiaries or ownership by (or, if applicable, license to) the Company or the Company Subsidiaries of any of the Intellectual Property has been made, is currently outstanding or is threatened (other than challenges by governmental intellectual property office examiners as part of the application process); (D) as of the date of this Agreement, to the knowledge of the Company, no third party is infringing or misappropriating any of the Owned Intellectual Property or any of the Licensed Intellectual Property that is licensed to the Company or the Company Subsidiaries on an exclusive basis; (E) as of the date of this Agreement, to the knowledge of the Company, neither the Company or the Company Subsidiaries nor the conduct of their respective businesses as currently conducted infringes, misappropriates or otherwise conflicts with any intellectual property rights or other rights of any third parties; and (F) as of the date of this Agreement, to the knowledge of Company, the continued operation of the Company’s and the Company Subsidiaries’ respective businesses as currently conducted will not infringe, misappropriate or otherwise conflict with any intellectual property rights or other rights of any third parties; in each of cases (A) through (F) except to the extent that exceptions to any of the foregoing, individually or in the aggregate, would not have or result in a material adverse effect on the Company.

(iii)    (A) The Company or one of the Company Subsidiaries, as the case may be, has taken all reasonably prudent actions necessary to maintain and protect the Owned Intellectual Property so as to not materially adversely affect the validity or enforceability of the Owned Intellectual Property; and (B) with respect to the Licensed Intellectual Property licensed from General Mills, Inc. and The Pillsbury Company to Company or the Company Subsidiaries, the Company or one of the Company Subsidiaries, as the case may be, has taken all reasonably prudent actions, within the constraints of the applicable license agreement from General Mills, Inc. and The Pillsbury Company, necessary to maintain and protect such Licensed Intellectual Property so as to not materially adversely affect the validity or enforceability of such Licensed Intellectual Property.

(r)    Opinion of Financial Advisor. The Company has received the opinion of the Company’s Banker, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to holders of shares of Company Common Stock, a signed copy of which opinion will be made available to Parent promptly after the date of this Agreement.

(s)    Labor Agreements and Employee Issues. Section 3.1(s) of the Company Disclosure Letter sets forth a true and complete list of each collective bargaining agreement or other labor agreement with any union or labor organization to which the Company or any of the Company Subsidiaries is a party. The Company and Company Subsidiaries have made available to Parent true and complete copies of all collective bargaining agreements or other agreements identified in Section 3.1(s) of the Company Disclosure Letter. The Company and Company Subsidiaries are in compliance with each of the collective bargaining agreements or other agreements identified in Section 3.1(s) of the Company Disclosure Letter, except for any failure to be in such compliance that does not have or result in a material adverse effect on the Company. As of the date hereof, to the knowledge of the Company, there is no effort, activity or proceeding of any labor organization (or representative thereof) to organize any of its or its subsidiaries’ employees. As of the date hereof, the Company and the Company Subsidiaries are not, and have not since March 1, 2003 been, subject to any pending, or to the knowledge of the

Company, threatened (i) unfair labor practice charges and/or complaints, (ii) arbitration proceeding arising under any collective bargaining agreement or other labor agreement identified in Section 3.1(s) of the Company Disclosure Letter, (iii) claim, suit, action or governmental investigation relating to employees, including any alleging discrimination, wrongful discharge, or violation of any state and/or federal statute relating to employment practices, or (iv) strike, lockout or dispute, slowdown or work stoppage, except for the foregoing which, in the case of Clauses (i), (ii), (iii) and (iv), would not, individually or in the aggregate, have or result in a material adverse effect on the Company. Neither the Company nor any of the Company Subsidiaries is a party to, or is otherwise specifically identified as subject to, any consent decree with any Governmental Entity relating to employees or employment practices of the Company or Company Subsidiaries.

(t)    The Company Rights Agreement. The Company Rights Agreement has been amended to (i) render the Company Rights Agreement inapplicable to the Merger and the other transactions contemplated by this Agreement, (ii) ensure that (A) none of Parent or any of its subsidiaries is an Acquiring Person (as defined in the Company Rights Agreement) pursuant to the Company Rights Agreement, (B) a Distribution Date, a Section 11(a)(ii) Event, a Section 13 Event or a Share Acquisition Date (as such terms are defined in the Company Rights Agreement) does not occur solely by reason of the approval, execution or delivery of this Agreement, the consummation of the Merger or the consummation of the other transactions contemplated by this Agreement and (C) all outstanding Company Rights will expire or otherwise terminate immediately prior to the Effective Time.

(u)    Certain Contracts. Neither the Company nor any Company Subsidiary is a party to or bound by any contract, arrangement or commitment (other than those imposed by Law) (i) with respect to the employment of any directors, executive officers or key employees, or with any individuals who are consultants or independent directors involving the payment of $150,000 or more per annum (in each case, other than those that are terminable by the Company or a Company Subsidiary without cost or penalty upon 60 or fewer days’ notice), (ii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that has not been filed as an exhibit to or incorporated by reference in the Company SEC Documents, (iii) which limits in any material way the ability of the Company or any Company Subsidiary to compete in any line of business, in any geographic area or with any person or which requires referrals of any material business or requires the Company or any of its affiliates to make available investment opportunities to any person on a priority, equal or exclusive basis, (iv) that is a collective bargaining agreement or similar agreement, (v) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vi) for the distribution or resale of the products of the Company or any Company Subsidiary that commits the Company or any Company Subsidiary for more than one year after the Closing Date and involves the payment of more than $500,000 per year in any one case, (vii) with respect to indebtedness for borrowed money, including letters of credit, guaranties, indentures, swaps and similar agreements, in excess of $100,000 in any one case, and (viii) with respect to capital expenditures or commitments for such expenditures in excess of $100,000 in any one case that are not provided for in the capital expenditures plan provided by the Company to Parent prior to the date of this Agreement. The Company has previously made available to Parent complete and accurate copies of all Company Contracts (as defined below), to the extent they are evidenced by documents. Each contract, arrangement or commitment of the type described in this Section 3.1(u), whether or not set forth on the Company Disclosure Letter, is referred to herein as a “Company Contract,” and the Company has no knowledge of, and has not received written notice of, any violation of any of the Company Contracts by any of the other parties thereto which violation still exists, except such violations as would not, individually or in the aggregate, have or result in a material adverse effect on the Company. All contracts, agreements or arrangements of any kind (other than those relating to compensation and benefits of such affiliates in their capacities (as applicable) as directors or officers of the Company or a Company Subsidiary) between any affiliate of the Company (other than any Company Subsidiary), on the one hand, and the Company or any Company Subsidiary, on the other hand, are on terms no less favorable to the Company or to such Company Subsidiary than would be obtained with an unaffiliated third party on an arm’s-length basis.

(v)    Insurance. The Company has made available to Parent prior to the date of this Agreement written summaries or copies of all insurance policies that are maintained by the Company or any of the Company Subsidiaries as of the date of this Agreement. All such insurance policies are in full force and effect. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received written notice of cancellation of any such insurance policies.

(w)    Acquisitions and Divestitures. Set forth on Section 3.1(w) of the Company Disclosure Letter is a brief description of each acquisition or divestiture (but specifically excluding product discontinuances) of a business or product line made by the Company or any Company Subsidiary since March 1, 1999.

(x)    Affiliate Transactions. Other than compensation and benefits received in the ordinary course of business as an employee or director of the Company or the Company Subsidiaries, no director, officer or other affiliate (as hereinafter defined) of the Company or any “associate” (as hereinafter defined) of any director, officer or other affiliate of the Company (in each case, other than the Company itself and the Company Subsidiaries), directly or indirectly, has any interest in: (i) any contract or arrangement with, or relating to the business or operations of the Company or any Company Subsidiary; (ii) any loan, arrangement, agreement or contract for or relating to indebtedness of the Company or any Company Subsidiary; or (iii) any property (real, personal or mixed or tangible or intangible), used or currently intended to be used in the business or operations of the Company or any Company Subsidiary. For purposes of this Section 3.1(x), the terms “affiliate” and “associate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Securities Exchange Act; provided, however, that for purposes of this Section 3.1(x), the term “associate” shall not include any corporation or organization of which any person is a beneficial owner of ten percent or more of any class of securities of such corporation or organization unless such person holds ten percent or more of such securities as of the date hereof.

Section 3.2 Representations and Warranties of Parent and Merger Sub. Except as otherwise set forth in the Parent Disclosure Letter (as defined in Section 3.2(b)), each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

(a)    Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of Ohio, and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Parent Subsidiaries (as defined in Section 3.2(b)) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other applicable entity power, as the case may be, and authority to carry on its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not have or result in a material adverse effect on Parent. All outstanding stock of Merger Sub is owned by Parent. Parent and each of the Parent Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not have or result in a material adverse effect on Parent or Merger Sub. Parent has made available to the Company prior to the execution of this Agreement complete and correct copies of its Amended Articles of Incorporation and Code of Regulations, each as amended to date.

(b)    Subsidiaries. Section 3.2(b) of the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), sets forth all the subsidiaries of Parent (each a “Parent Subsidiary,” collectively, the “Parent Subsidiaries,” and together with Parent, the “Parent Entities”), specifying those that are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X under the Exchange Act). All outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary (i) have been validly issued and are fully paid and nonassessable, (ii) are free and clear of all Liens and (iii) are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except, in the case of clauses (ii) and (iii), for any Liens or restrictions that, individually or in the aggregate, would not have or result in a material adverse effect on Parent. All outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Parent Subsidiaries are beneficially owned, directly or indirectly, by Parent. Parent does not, directly or indirectly, own more than 20% but less than 100% of the capital stock or other equity interest in any person other than the Parent Subsidiaries.

(c)    Capital Structure. The authorized capital stock of Parent consists entirely of 150,000,000 shares of Parent Common Stock and 6,000,000 shares of Serial Preferred Stock without par value (“Parent Preferred Stock”), of which 1,500,000 shares have been designated as Series A Junior Participating Preferred Shares. At the close of business on March 5, 2004: (i) 50,102,603 shares of Parent Common Stock were issued and outstanding (including awards of restricted stock); (ii) no shares of Parent Preferred Stock were issued or outstanding, and (iii) 2,646,467 shares of Parent Common Stock were subject to outstanding employee or director stock options to purchase Parent Common Stock or other common stock awards granted under Parent stock plans (collectively, the “Parent Stock Options”). Each share of Parent Common Stock carries with it an associated share purchase right (collectively, the “Parent Rights”) issued pursuant to the Amended and Restated Rights Agreement between Parent and Computershare Investor Services, LLC, as Rights Agent, dated as of August 28, 2000 (the “Parent Rights Agreement”), which entitles the holder thereof to purchase, on the occurrence of certain events, Parent Common Stock. All outstanding shares of capital stock of Parent are, and all shares that may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of preemptive rights. All shares of Parent Common Stock to be issued in the Merger will entitle the holders thereof to one vote on each matter properly submitted to the shareholders of Parent for their vote, consent, waiver, release, or other action, including any vote or consent for the election or removal of directors; provided, however, that such shares will entitle the holders thereof to ten votes per share on each of the matters set forth in Division II, Section 2(a) of Parent’s Amended Articles of Incorporation, subject to the limitations set forth therein. The shares of Parent Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable, and no person will have any preemptive right, subscription right, or other purchase right in respect thereof. Except (i) as set forth in this Section 3.2(c) and (ii) as set forth on Section 3.2(c) of the Parent Disclosure Letter, (A) there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities of Parent, (2) any securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Parent, or (3) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, and no obligation of Parent or any Parent Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent and (B) there are no outstanding obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Parent nor any Parent Subsidiary is a party to any voting agreement with respect to the voting of any such securities. There are not issued, reserved for issuance or outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, and no obligation of Parent or any Parent Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Parent Subsidiary, or (iii) obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of Parent Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment pursuant to any unpaid earnout or similar agreement contained in any business acquisition agreement based on the revenues, earnings or other performance measurement of Parent or any Parent Subsidiary.

(d)    Authority; Noncontravention. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, and, subject to Parent Shareholder Approval (as defined in

Section 3.2(k)), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action (including approval by Parent in its capacity as the sole shareholder of Merger Sub of such execution, delivery and performance by Merger Sub) on the part of Parent and Merger Sub, respectively, subject, in the case of the issuance of shares of Parent Common Stock in the Merger as contemplated by this Agreement (the “Stock Issuance”), to Parent Shareholder Approval. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting the rights of creditors and subject to general equity principles. The execution and delivery of this Agreement by Parent and Merger Sub does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by Parent and Merger Sub will not, (i) conflict with the articles of incorporation or code of regulations (or comparable organizational documents) of any of the Parent Entities, (ii) result in any breach, violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or creation or acceleration of any obligation or right of a third party or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of any of the Parent Entities under, any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or other authorization applicable to any of the Parent Entities or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, conflict with or violate any Law applicable to any of the Parent Entities or their respective properties or assets or any judgment, order or decree to which any of the Parent Entities or their respective properties or assets have been specifically identified as subject, other than, in the case of clauses (ii) and (iii), any such breaches, conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have or result in a material adverse effect on Parent or Merger Sub and that would not materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for: (i) the filing with the SEC of (A) the Form S-4 and the Proxy Statement and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iii) the filing of a premerger notification and report form by Parent under the HSR Act; (iv) filings required under the Foreign Antitrust Laws including the Canadian Act, which are set forth on Section 3.2(d) of Parent Disclosure Letter; and (v) such consents, approvals, orders, authorizations, actions, registrations, declarations or filings the failure of which to be made or obtained (as applicable), individually or in the aggregate, would not have or result in a material adverse effect on Parent or Merger Sub and would not materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(e)    SEC Reports and Financial Statements; Undisclosed Liabilities.

(i)    Parent has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) under the Securities Act and the Exchange Act with the SEC since March 1, 2002 (as such reports, schedules, forms, statements and documents have been amended or supplemented since the time of their filing, collectively, the “Parent SEC Documents”). As of their respective dates, or if amended or supplemented prior to the date of this Agreement, as of the date of the last such amendment or supplement, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed, or (if amended or supplemented) as of the date of such amendment or supplement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)    The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects the consolidated financial position of Parent and its subsidiaries as of the dates thereof and the consolidated statements of income, cash flows and shareholders’ equity for the periods then ended (subject, in the case of interim financial statements, to normal year-end audit adjustments), except that the interim financial statements do not contain all of the footnote disclosures required by GAAP. No Parent Subsidiary is required to make any filings with the SEC. Except (A) as and to the extent reflected in or reserved against in such financial statements, including the notes thereto, (B) obligations and liabilities incurred in the ordinary course of business since the date of the most recent balance sheet contained in the Parent SEC Documents filed prior to the date hereof, (C) obligations and liabilities disclosed pursuant to any other representation or warranty set forth in this Agreement, including liabilities and obligations incurred under or pursuant to Parent Benefit Plans or Parent Foreign Plans, Leases made available to the Company pursuant to Section 3.2(p)(ii), collective bargaining agreements or other agreements of Parent, and Contracts, agreements, commitments and arrangements of Parent, (D) other contracts, agreements and contractual commitments and arrangements that do not constitute Parent Leases, Parent Benefit Plans or Parent Foreign Plans and (E) obligations and liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither the Parent or any Parent Subsidiary has any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) as of the date of this Agreement that would have or result in a material adverse effect on the Parent.

(f)    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company shareholders and Parent’s shareholders or at the time of the Company Shareholders Meeting or the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to information contained or incorporated by reference therein supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 and the Proxy Statement.

(g)    Absence of Certain Changes or Events. From the date of the most recent Parent balance sheet contained in Parent SEC Documents filed prior to the to the date hereof (the “Parent Balance Sheet”) to the date of this Agreement, (i) each of the Parent Entities has conducted its respective operations only in the ordinary course consistent with past practice, (ii) Parent has not suffered a material adverse change and (iii) no Parent Entity has engaged in any material transaction or entered into any material agreement or commitments outside the ordinary course of business (except for the transactions contemplated by this Agreement). From the date of the Parent Balance Sheet to the date of this Agreement the Parent Entities have not:

(i)    (A) other than dividends and distributions by a direct or indirect wholly owned subsidiary of Parent to Parent or another wholly owned subsidiary of Parent, declared, set aside or paid any dividends on, or made any other distributions in respect of, any of its capital stock other than regular quarterly cash dividends with respect to Parent Common Stock not in excess of $0.23 per share of Parent Common Stock in accordance with Parent’s past dividend practice or (B) split, combined or reclassified any of its capital stock or

(C) except pursuant to agreements entered into with respect to the Parent Stock Plans, purchased, redeemed or otherwise acquired any shares of capital stock of Parent or any of the Parent Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)    issued, delivered, sold, pledged or otherwise encumbered or subjected to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance of shares by one subsidiary of Parent to Parent or any Parent Subsidiary or the issuance of shares of Parent Common Stock (A) upon the exercise of Parent Stock Options under the Parent stock plans or in connection with other awards under Parent stock plans, in each case, in accordance with their terms or (B) the issuance of Parent Rights under the Parent Rights Agreement in connection with the issuance of Parent Common Stock permitted pursuant to this Agreement;

(iii)    (A) amended its Amended Articles of Incorporation or Code of Regulations (or other comparable organizational documents) or (B) merged or consolidated with any person;

(iv)    taken any action that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code;

(v)    purchased any material business or purchased any stock of or other equity interest in any material corporation or other entity;

(vi)    taken or failed to have taken any action that would constitute a violation of applicable Law, except for such violations as did not have or result in a material adverse effect on Parent or changed the accounting principles used by it unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);

(vii)    entered into any new material line of business; or

(viii)    authorized, or committed or agreed to take, any of the foregoing actions; provided, however, that the limitations set forth in the second sentence of Section 3.2(g) do not apply to any transaction to which the only parties are Parent and wholly owned subsidiaries of the Parent.

(h)    Compliance with Applicable Laws; Litigation; Regulatory Matters.

(i)    The operations of the Parent Entities since March 1, 2002 have not been and are not being conducted in violation of any Law (including the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001) or any Permit applicable to or held by (as the case may be) the Parent Entities, except where such violations, individually or in the aggregate, would not have or result in a material adverse effect on Parent. Since March 1, 2002, none of the Parent Entities has received any written notice alleging any such violation, except where such violations, individually or in the aggregate, would not have or result in a material adverse effect on Parent.

(ii)    The Parent Entities hold all Permits, except where the failure to hold such Permits, individually or in the aggregate, would not have or result in a material adverse effect on Parent. Since March 1, 2002, none of the Parent Entities has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business except for such terminations, modifications or nonrenewals as, individually or in the aggregate, would not have or result in a material adverse effect on Parent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any Permit, except for such violations thereof as, individually or in the aggregate, would not reasonably be expected to have or result in a material adverse effect on Parent.

(iii)    There is no investigation by a Governmental Entity or litigation, arbitration, or administrative proceeding pending against or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary as of the date of this Agreement that, if decided adversely to such person, would have or result in a material adverse effect on Parent, or that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement.

(iv)    Except as set forth on Section 3.2(h)(iv) of the Parent Disclosure Letter, from March 1, 2002, no products sold or manufactured by Parent or any Parent Subsidiary have been recalled voluntarily or involuntarily or have been “adulterated” or “misbranded” within the meaning of the Food, Drug and Cosmetics Act or, except as individually or in the aggregate, would not have or result in a material adverse effect on Parent, labeled contrary to the Canada Act, and no recall of any of such products is currently being considered by Parent or any Parent Subsidiary or, to Parent’s knowledge, has been requested, ordered or threatened in writing by any Governmental Entity or consumer group.

(i)    Employee Benefit Plans.

(i)    Each (A) United States bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, employment, disability, death benefit, hospitalization, medical insurance, life insurance, severance or other employee benefit plan, agreement or arrangement maintained by Parent or any Parent Subsidiary or to which Parent or any Parent Subsidiary contributes or is obligated to contribute or with respect to which Parent or any Parent Subsidiary has any liability, other than a plan or program operated by a Governmental Entity (such as government-operated workers’ compensation or Social Security), and (B) change of control agreement providing benefits to any current or former employee, officer or director of Parent or any Parent Subsidiary, to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound is referred to herein collectively as the “Parent Benefit Plans.” For purposes of this Agreement, the term “Parent Foreign Plan” refers to each plan, agreement or arrangement that is subject to or governed by the laws of any jurisdiction other than the United States and that would have been treated as a Parent Benefit Plan had it been a United States plan, agreement or arrangement, other than a plan or program operated by a Governmental Entity (such as a government-operated provincial health plan or the Canada Pension Plan). With respect to each Parent Benefit Plan and Parent Foreign Plan, no event has occurred and there exists no condition or set of circumstances in connection with which Parent or any Parent Subsidiary would be subject to any liability that, individually or in the aggregate, would have or result in a material adverse effect on Parent.

(ii)    Each Parent Benefit Plan and its administration is in compliance with all applicable Laws, including ERISA, and the Code, if applicable, and with the terms of all applicable collective bargaining agreements, except for any failures that, individually or in the aggregate, would not have or result in a material adverse effect on Parent. Each Parent Benefit Plan that is intended to be qualified under Section 401(a), 401(k) or 4975(e)(7) of the Code has received a favorable determination letter from the IRS as to its qualified status that covers the Uruguay Round Agreement Act (GATT), the Taxpayer Relief Act of 1997, the Reemployment Rights Act of 1994 (USERRA), the Internal Revenue Service Restructuring and Reform Act of 1998, the Small Business Job Protection Act of 1996 and the Community Renewal Act of 2000. All contributions to, and payments from, Parent Benefit Plans that are required to have been made in accordance with such Parent Benefit Plans, ERISA or the Code have been timely made other than any failures that, individually or in the aggregate, would not have or result in a material adverse effect on Parent. All trusts providing funding for Parent Benefit Plans that are intended to comply with Section 501(c)(9) of the Code are exempt from federal income taxation and, together with any other welfare benefit funds (as defined in Section 419(e)(1) of the Code) maintained in connection with any of Parent Benefit Plans, have been operated and administered in compliance with all applicable requirements such that none of Parent, any Parent Subsidiary, any Parent Benefit Plan or such trust or fund is subject to any Taxes, penalties or other liabilities imposed as a consequence of failure to comply with such requirements which, individually or in the aggregate, would have a material adverse effect on Parent. No welfare benefit fund (as defined in Section 419(e)(1) of the Code) maintained in connection with any of Parent Benefit Plans has provided any “disqualified benefit” (as defined in Section 4976(b)(1) of the Code) for which Parent or any Parent Subsidiary has or had any liability for the excise tax imposed by Section 4976 of the Code which has not been paid in full, except as would not have or result in a material adverse effect on Parent.

(iii)    Neither Parent nor any trade or business, whether or not incorporated, which, together with Parent, would be deemed to be an ERISA Affiliate, has incurred any liability under Title IV of ERISA (other than for premiums pursuant to Section 4007 of ERISA which have been timely paid) or Section 4971 of the Code that has not been satisfied. No Parent Benefit Plan has or has incurred an accumulated funding deficiency within the meaning of Section 302 of ERISA or Section 412 of the Code, nor is there any request pending before the Internal Revenue Service for any waiver of the minimum funding standards of Section 302 of ERISA and Section 412 of the Code been requested of or granted by the Internal Revenue Service with respect to any Parent Benefit Plan nor has any lien in favor of any Parent Benefit Plan arisen under Section 412(n) of the Code or Section 302(f) of ERISA. Neither Parent nor any ERISA Affiliate has been required to provide security to any defined benefit pension plan pursuant to Section 401(a)(29) of the Code that has not been released. With respect to each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, the fair market value of the assets of such Parent Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Parent Benefit Plan (whether or not vested), based upon the actuarial assumptions used to prepare the most recent actuarial report for such Parent Benefit Plan. There has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder which required a notice to the PBGC which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the PBGC to institute involuntary termination proceedings with respect to any Parent Benefit Plan that is subject to Title IV of ERISA.

(iv)    No Parent Benefit Plan provides medical or life insurance benefits (whether or not insured) with respect to current or former employees or officers or directors after retirement or other termination of service, other than any such coverage required by law and with respect to any Parent Benefit Plan set forth on Section 3.2(i)(iv) of the Parent Disclosure Letter, Parent and Parent Subsidiaries have reserved all rights necessary to amend or terminate each of such plans without the consent of any other person.

(v)    Except as set forth on Section 3.2(i)(v) of the Parent Disclosure Letter, no Parent Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan. None of Parent, the Parent Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan that is subject to Title IV of ERISA. None of Parent, the Parent Subsidiaries nor any of their respective ERISA Affiliates has incurred any material withdrawal liability under a Multiemployer Plan that has not been satisfied in full. None of Parent, the Parent Subsidiaries nor any of their respective ERISA Affiliates would incur any withdrawal liability (within the meaning of Part 1 of Subtitle E of Title I of ERISA) if Parent, the Parent Subsidiaries or any of their respective ERISA Affiliates withdrew (within the meaning of Part 1 of Subtitle E of Title I of ERISA) on or prior to the Closing Date from each Multiemployer Plan to which Parent, Parent Subsidiaries or any of their respective ERISA Affiliates has an obligation to contribute on the date of this Agreement. No Multiemployer Plan to which Parent, Parent Subsidiaries or any of their respective ERISA Affiliates contributes is in reorganization (within the meaning of Section 4241 of ERISA) or is reasonably likely to commence reorganization.

(vi)    Except as set forth on Section 3.2(i)(vi) of the Parent Disclosure Letter, as of the date of this Agreement, there are no pending claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, or to Parent’s knowledge, threatened against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to Parent Benefit Plans or the assets of any of the trusts under any of Parent Benefit Plans that could reasonably be expected to result in any material liability of Parent or any Parent Subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor, any Multiemployer Plan, any Parent Benefit Plan or any participant in a Parent Benefit Plan.

(vii)    There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to Parent Benefit Plans that would result in any material liability or excise tax under ERISA or the Code being imposed on Parent or any of the Parent Subsidiaries.

(viii)    With respect to each Parent Foreign Plan, except as would not have or result in a material adverse effect on Parent: (A) all amounts required to be reserved under each book reserved Parent Foreign Plan have been so reserved in accordance with reasonable accounting practices prevailing in the country where such Parent Foreign Plan is established and maintained; (B) each Parent Foreign Plan required to be registered with a Governmental Entity has been duly registered and has been maintained in good standing with the appropriate Governmental Entities, and each Parent Foreign Plan has been operated, administered, funded and invested in accordance with its terms, all applicable Laws and the terms of all applicable collective bargaining agreements; (C) as of the date of this Agreement, there are no actions, suits, arbitrations or claims relating thereto (other than claims for benefits in the ordinary course) that are pending or, to the knowledge of Parent, threatened by any current or former employee of Parent or the Parent Subsidiaries, any collective bargaining agent, any Governmental Entity or by any other person in relation to any Parent Foreign Plan or the assets of the trust thereunder; (D) with respect to each Parent Foreign Plan, Parent has made available to the Company a true and complete copy of: (1) all documents relating to the Parent Foreign Plan, including the current plan text, the trust or other funding or other related agreements, the investment policy statement, and all amendments thereto; (2) the most recent Annual Information Return filed for any Parent Foreign Plan that is a registered pension plan; (3) the most recent financial report or statement; (4) the most recent actuarial valuation report, if any; and (5) the most recent plan description provided to employees of Parent or the Parent Subsidiaries; (E) neither Parent nor any Parent Subsidiary has announced or made an enforceable commitment to make any new amendments to, or to adopt or approve any new, Parent Foreign Plan; (F) no Parent Foreign Plan provides medical or life insurance or other welfare benefits (whether or not insured) with respect to current or former employees or officers or directors of Parent or any Parent Subsidiary after retirement or other termination of service, other than any such coverage required by Law; (G) there have been no withdrawals, transfers or applications of assets under any of Parent Foreign Plans in contravention of any applicable Laws, the terms of any Parent Foreign Plans or the terms of any trusts established thereunder; and (H) no fact or circumstance exists that could adversely affect the tax-exempt status of any Parent Foreign Plan.

(j)    Taxes. (i) Except as would not have or result in a material adverse effect on Parent, Parent and each Parent Subsidiary have filed all Tax Returns required to be filed and all such returns are materially complete and correct; (ii) except as would not have or result in a material adverse effect on Parent, Parent and each Parent Subsidiary have paid all Taxes due; (iii) except as would not have or result in a material adverse effect on Parent, there are no pending, or, to the knowledge of Parent, threatened, audits, examinations, investigations or other proceedings in respect of Taxes relating to Parent or any Parent Subsidiary; (iv) there are no Liens for Taxes upon the assets of Parent or any of the Parent Subsidiaries, other than Permitted Liens; (v) neither Parent nor any of the Parent Subsidiaries has any liability for Taxes of any person (other than Parent and the Parent Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of Law) as a transferee or successor, by contract, or otherwise; (vi) neither Parent nor any Parent Subsidiary is a party to any agreement relating to the allocation or sharing of Taxes; (vii) neither Parent nor any Parent Subsidiary has taken any action or knows of any fact, agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(2)(D) of the Code; (viii) except as would not have or result in a material adverse effect on Parent, no deficiencies for any Taxes for a Tax year that has not yet been closed have been proposed, asserted or assessed in writing against Parent or any Parent Subsidiary for which adequate reserves have not been created; (ix) neither Parent nor any Parent Subsidiary will be required to include any adjustment in taxable income for any Post-Closing Tax Period under Section 481 of the Code (or any comparable provision of Law) as a result of a change in method of accounting for any Pre-Closing Tax Period or pursuant to the provisions of any agreement entered into with any taxing authority with regard to the Tax liability of Parent or any Parent Subsidiary for any Pre-Closing Tax Period; (x) the financial statements included in Parent SEC Documents reflect an adequate reserve for all Taxes for which Parent or any Parent Subsidiary may be liable for all taxable periods and portions thereof through the date hereof; (xi) except as would not have or result in a material adverse effect on Parent, no person has granted any extension or waiver of the statute of limitations period applicable to any Tax of Parent or any Parent Subsidiary or any affiliated, combined or unitary group of which Parent or any Parent Subsidiary is or was a member, which period (after giving effect to such extension or waiver) has not yet expired; (xii)except as would not have or result in a material adverse effect on Parent, Parent and each Parent Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (xiii) since May 29, 2002, neither Parent nor any Parent Subsidiary has distributed stock of another person or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code; (xiv) since March 1, 2000, neither

Parent nor any Parent Subsidiary has participated in any transaction that has been identified by the Internal Revenue Service in published guidance as a reportable transaction; (xv) the consolidated federal income Tax Returns of Parent have been examined, or the statute of limitations has closed, with respect to all taxable years through and including April 30, 2000; (xvi) Parent has made available to the Company a true and correct copy of that certain private letter ruling (the “Ruling”), dated as of May 17, 2002, issued by the IRS to Parent, and neither Parent nor any Parent Subsidiary has received any notice or information from any source indicating that the Ruling may be revoked or its application to the spin off or the brands merger described therein challenged or disputed by any Tax authority and (xvii) Parent has complied and is in compliance with Section 4.02 of the Tax Sharing Agreement, dated as of May 31, 2002, between The Procter & Gamble Company and Parent.

(k)    Voting Requirement. Approval by a majority of the votes cast in person or by proxy at the Parent Shareholders Meeting at which at least a majority of the outstanding voting power entitled to vote is present in person or by proxy is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Stock Issuance (the “Parent Shareholder Approval”).

(l)    State Takeover Statutes. The Board of Directors of Parent has taken all necessary action so that no Takeover statute applicable to Parent or Merger Sub or any anti-takeover provision in Parent’s Amended Articles of Incorporation or Code of Regulations is applicable to the Merger and the other transactions contemplated by this Agreement or the execution, delivery and performance of the Parent Shareholders Agreement. The Board of Directors of Parent has (i) duly and validly approved this Agreement, (ii) determined that the transactions contemplated by this Agreement are advisable and in the best interests of Parent and its shareholders, (iii) unanimously resolved to recommend to such shareholders that they vote in favor of the Stock Issuance and (iv) taken all corporate action required to be taken by the Board of Directors of Parent for the consummation of the transactions contemplated by this Agreement.

(m)    Brokers. Except for William Blair & Co. L.L.C. (the “Parent’s Banker”), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

(n)    Ownership of Company Common Stock. Except for shares of Company Common Stock owned by Parent Benefit Plans or shares held or managed for the account of another person or as to which Parent is required to act as a fiduciary or in a similar capacity that in the aggregate constitute less than 4% of the shares of Company Common Stock, neither Parent nor, to its knowledge, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of Company Common Stock.

(o)    Environmental Matters.

(i)    Except as disclosed in the Parent SEC Reports filed since April 30, 1999 (the “Recent Parent SEC Reports”), or as set forth on Section 3.2(o)(i) of the Parent Disclosure Letter, or where noncompliance, individually or in the aggregate, would not have or result in a material adverse effect on Parent, Parent Entities are and have been for the past five years in compliance with all applicable Environmental Laws and Environmental Permits.

(ii)    Except as disclosed in the Recent Parent SEC Reports, as of the date of this Agreement, there are no Environmental Claims pending or, to the knowledge of Parent, threatened, against Parent or any Parent Subsidiary, except for Environmental Claims that would not have or result in a material adverse effect on Parent.

(iii)    Except as disclosed in the Recent Parent SEC Reports, there have been no Releases of any Hazardous Substance in, on, under, from or affecting any real property currently or previously owned, leased, operated or otherwise used by Parent or any Parent Entities that, individually or in the aggregate, would have or result in a material adverse effect on Parent.

(iv)    Except as disclosed in the Recent Parent SEC Reports, or as set forth on Section 3.2(o)(iv) of the Parent Disclosure Letter, none of Parent or the Parent Subsidiaries has assumed, undertaken or otherwise become subject to any liability of any other person relating to or arising from Environmental Laws that, individually or in the aggregate, would have or result in a material adverse effect on Parent.

(v)    Except as disclosed in the Recent Parent SEC Reports, to the knowledge of Parent, there exist no Environmental Conditions relating to any real property currently or previously owned, leased, operated or otherwise used by Parent or any Parent Subsidiaries for which Parent or any Parent Subsidiary presently has an obligation to remediate or cure under any Environmental Law or Environmental Permit, except for such Environmental Conditions for which the cost to remediate or cure would not, individually or in the aggregate, have or result in a material adverse effect on Parent.

(vi)    The Parent Disclosure Letter lists all material documents prepared or received since January 1, 1999 (other than environmental assessments) concerning environmental matters that would reasonably be expected to result in liability under Environmental Laws that would have or result in a material adverse effect on Parent, which are in Parent’s possession as of the date of this Agreement relating to any of its (or any Parent Subsidiaries) currently or previously owned or leased real property. Parent has made available to the Company true and complete copies of all environmental assessments and documents listed in the Parent Disclosure Letter, all of the disclosures and other information made or contained in which are deemed to be incorporated by reference, and thereby included, in the Parent Disclosure Letter.

(p)    Real Property; Assets.

(i)    Each parcel of real property owned by Parent and the Parent Subsidiaries is referred to collectively as the “Parent Owned Real Property.” One or more of Parent and the Parent Subsidiaries has good and valid title to all such real property, free and clear of all Liens, except (a) Permitted Liens, (b) Liens evidenced by any lease, contract, or agreement that is described in the Parent Disclosure Letter or in Parent SEC Documents filed before the date of this Agreement, (c) imperfections of title and Liens that do not materially detract from the value or materially interfere with the present use of the properties subject thereto or affected thereby, (d) imperfections of title and Liens that (1) are shown on any title commitment or title policy described in the Parent Disclosure Letter or (2) are otherwise of record which do not have or result in a material adverse effect on Parent, and (e) imperfections of title and Liens which do not have or result in a material adverse effect on Parent.

(ii)    All real property leased by Parent and the Parent Subsidiaries is referred to as the “Parent Leased Real Property.” The Parent Owned Real Property and Parent Leased Real Property constitute all of the real property occupied or used by Parent and the Parent Subsidiaries in connection with the operation of their respective businesses as currently conducted (other than real property accessible to the public generally). Parent or a Parent Subsidiary has a valid leasehold interest in or valid rights to all Parent Leased Real Property except (a) Permitted Liens, (b) Liens evidenced by any lease, contract or agreement that is described in the Parent Disclosure Letter or in the Parent SEC Documents filed before the date of this Agreement, (c) imperfections of leasehold title and Liens that do not materially detract from the value or materially interfere with the present use of the properties subject thereto or affected thereby, (d) imperfections of leasehold title and Liens that are shown of record which do not have or result in a material adverse effect on Parent, and (e) imperfections of leasehold title and Liens which do not have or result in a material adverse effect on Parent. All leases of the Parent Leased Real Property are referred to collectively herein as the “Parent Leases.” Each of Parent and the Parent Subsidiaries is in compliance with the terms of all Parent Leases to which it is a party and under which it is in occupancy, and all such Parent Leases are in full force and effect, except for any failure to be in such compliance or to be in full force and effect that does not have or result in a material adverse effect on Parent. To the knowledge of Parent, the lessors under the Parent Leases to which Parent or a Parent Subsidiary is a party are in compliance with the terms of their respective Parent Leases, except for any failure to be in such compliance that does not have or result in a material adverse effect on Parent.

(iii)    Parent and the Parent Subsidiaries have sufficient title to, or the right to use, all of their tangible properties and assets (other than the Parent Owned Real Property, representations as to which are set forth in Section 3.2(p)(i)) and the Parent Leased Real Property, representations as to which are set forth in Section 3.2(p)(i), necessary to conduct their respective businesses as currently conducted, with such exceptions as, individually or in the aggregate, would not interfere with the current use of such properties or assets in such a manner as to have or result in a material adverse effect on Parent.

(q)    Intellectual Property.

(i)    The term “Parent Intellectual Property” means all of the following that is owned by or licensed to Parent or the Parent Subsidiaries which is used in the business of Parent or Parent Subsidiaries as currently conducted: (A) all currently subsisting material patents, patent applications, common law trademarks, trademark applications, trademark registrations, trade names, trade dress, common law service marks, service mark applications, service mark registrations, logos, copyrights registrations and Internet domain names together with all goodwill associated therewith; (B) all material trade secrets and confidential information (including customer lists, know-how, formulae, manufacturing and production processes, research, financial business information and marketing plans); and (C) information technologies (including software programs, data and related documentation); provided, however, that the term “Parent Intellectual Property” shall not include any (x) information technologies licensed to Parent or the Parent Subsidiaries under non-negotiated, non-exclusive licenses granted to end-user customers by third parties in the ordinary course of such third parties’ businesses; and (y) intellectual property which is embedded in equipment or fixtures and which is licensed to Parent or the Parent Subsidiaries under non-negotiated, non-exclusive licenses granted to customers by third parties in the ordinary course of such third parties’ businesses. The term “Parent Owned Intellectual Property” means all Parent Intellectual Property owned by Parent or the Parent Subsidiaries, and the term “Parent Licensed Intellectual Property” means all Parent Intellectual Property licensed to Parent or the Parent Subsidiaries.

(ii)    (A) Parent or the Parent Subsidiaries own all of the Owned Intellectual Property; (B) Parent or the Parent Subsidiaries have a valid and enforceable license to all of the material Parent Licensed Intellectual Property pursuant to a contract a copy of which has been made available to the Company; (C) from March 1, 2002 to the date of this Agreement, to the knowledge of Parent, no written claim by any third party contesting the validity, enforceability, use by Parent or the Parent Subsidiaries or ownership by (or, if applicable, license to) Parent or the Parent Subsidiaries of any of the Parent Intellectual Property has been made, is currently outstanding or is threatened (other than challenges by governmental intellectual property office examiners as part of the application process); (D) as of the date of this Agreement, to the knowledge of Parent, no third party is infringing or misappropriating any of the Parent Owned Intellectual Property or any of the Licensed Intellectual Property that is licensed to Parent or the Parent Subsidiaries on an exclusive basis; (E) as of the date of this Agreement, to the knowledge of Parent, neither Parent or the Parent Subsidiaries nor the conduct of their respective businesses as currently conducted infringes, misappropriates or otherwise conflicts with any intellectual property rights or other rights of any third parties; and (F) as of the date of this Agreement, to the knowledge of Parent, the continued operation of Parent’s and the Parent Subsidiaries’ respective businesses as currently conducted will not infringe, misappropriate or otherwise conflict with any intellectual property rights or other rights of any third parties; in each of cases (A) through (F) except to the extent that exceptions to any of the foregoing, individually or in the aggregate, would not have or result in a material adverse effect on Parent.

(iii)    (A) Parent or one of the Parent Subsidiaries, as the case may be, has taken all reasonably prudent actions necessary to maintain and protect the Parent Owned Intellectual Property so as to not materially adversely affect the validity or enforceability of the Parent Owned Intellectual Property; and (B) with respect to the Parent Licensed Intellectual Property licensed from third parties to Parent or the Parent Subsidiaries, Parent or one of the Parent Subsidiaries, as the case may be, has taken all reasonably prudent actions, within the constraints of the applicable license agreement, necessary to maintain and protect such Parent Licensed Intellectual Property so as to not materially adversely affect the validity or enforceability of such Parent Licensed Intellectual Property.

(r)    Opinion of Financial Advisor. Parent has received the opinion of Parent’s Banker, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to Parent, a signed copy of which opinion will be made available to the Company promptly after the date of this Agreement.

(s)    Labor Agreements and Employee Issues. Parent and the Parent Subsidiaries are in compliance with each collective bargaining agreements or other similar agreements, except for any failure to be in such compliance that does not have or result in a material adverse effect on Parent. As of the date hereof, to the knowledge of Parent, there is no effort, activity or proceeding of any labor organization (or representative thereof) to organize any of its or its subsidiaries’ employees. As of the date hereof, Parent and the Parent Subsidiaries are not, and have not since March 1, 2003 been, subject to any pending, or to the knowledge of Parent, threatened (i) unfair labor practice charges and/or complaints, (ii) arbitration proceeding arising under any collective bargaining agreement or other labor agreement, (iii) claim, suit, action or governmental investigation relating to employees, including any alleging discrimination, wrongful discharge, or violation of any state and/or federal statute relating to employment practices, or (iv) strike, lockout or dispute, slowdown or work stoppage, except for the foregoing which, in the case of Clauses (i), (ii), (iii) and (iv), would not, individually or in the aggregate, have or result in a material adverse effect on Parent. Neither Parent nor any of the Parent Subsidiaries is a party to, or is otherwise specifically identified as subject to, any consent decree with any Governmental Entity relating to employees or employment practices of Parent or the Parent Subsidiaries.

(t)    Parent Rights Agreement. The Parent Rights Agreement has been amended to render the Parent Rights Agreement inapplicable to the execution, delivery and performance of the Parent Shareholders Agreement. None of Company or any Company Subsidiary will become an Acquiring Person (as defined in the Parent Rights Agreement). None of a Distribution Date, a Stock Acquisition Date or a Triggering Event (as such terms are defined in the Parent Rights Agreement) will occur solely by reason of the approval, execution or delivery of this Agreement, the consummation of the Merger or the execution, delivery and performance of the Parent Shareholders Agreement or the consummation of the other transactions contemplated by this Agreement.

(u)    Insurance. All Parent and Parent Subsidiary insurance policies are in full force and effect. As of the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has received written notice of cancellation of any such insurance policies.

(v)    Affiliate Transactions. Other than compensation and benefits received in the ordinary course of business as an employee or director of Parent or the Parent Subsidiaries, no director, officer or other affiliate (as hereinafter defined) of Parent or any “associate” (as hereinafter defined) of any director, officer or other affiliate of Parent (in each case, other than Parent itself and the Parent Subsidiaries), directly or indirectly, has any interest in: (i) any contract or arrangement with, or relating to the business or operations of Parent or any Parent Subsidiary; (ii) any loan, arrangement, agreement or contract for or relating to indebtedness of Parent or any Parent Subsidiary; or (iii) any property (real, personal or mixed or tangible or intangible), used or currently intended to be used in the business or operations of Parent or any Parent Subsidiary. For purposes of this Section 3.2(v), the terms “affiliate” and “associate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Securities Exchange Act; provided, however, that for purposes of this Section 3.2(v), the term “associate” shall not include any corporation or organization of which any person is a beneficial owner of ten percent or more of any class of securities of such corporation or organization unless such person holds ten percent or more of such securities as of the date hereof.

(w)    Availability of Funds. Parent will have funds available in an amount sufficient to enable it to pay the Cash Consideration and consummate the transactions contemplated by this Agreement and to pay all related fees and expenses.

(x)    Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly through any subsidiary, any obligations or liabilities or entered into any agreement or arrangements with any person.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1    Conduct of Business.

(a)    Conduct of Business by the Company. Except as set forth on Section 4.1(a) of the Company Disclosure Letter, except as otherwise contemplated by this Agreement or except as consented to in writing by Parent, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use all reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with customers, suppliers, distributors and other persons having business dealings with them. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, the Company shall not and shall not permit any Company Subsidiary to:

(i)    (A) other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock, or (C) except pursuant to agreements entered into with respect to the Company Stock Plans that are in effect as of the close of business on the date of this Agreement, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)    issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance of shares by one Company Subsidiary to the Company or any Company Subsidiary or the issuance of shares of Company Common Stock (A) upon the exercise of Company Stock Options under the Company Stock Plans or in connection with other awards under the Company Stock Plans, in each case, outstanding as of the date of this Agreement and in accordance with their present terms, (B) under the Company Stock Purchase Plan, (C) as matching contributions to the Employees’ Voluntary Investment and Savings Plan of the Company, and (D) the issuance of Rights under the Company Rights Agreement in connection with the issuance of Company Common Stock permitted pursuant to this Agreement and, if the Company is not otherwise in breach of Section 4.2 of this Agreement, the purchase of stock upon exercise of the Rights pursuant to the Company Rights Agreement;

(iii)    (A) amend its Certificate of Incorporation or Bylaws (or other comparable organizational documents), (B) amend or take any other action with respect to the Company Rights Agreement, (C) merge or consolidate with any person or (D) take or fail to take any actions that would constitute a violation of applicable Law, except for such violations as would not have or result in a material adverse effect on the Company;

(iv)    sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets other than dispositions of tangible properties and assets in the ordinary course of business consistent with past practice or dispositions of such tangible properties and assets that, individually or in the aggregate, are not material to the Company Entities taken as a whole and the granting of Permitted Liens and Liens required under existing bank agreements;

(v)    enter into commitments for capital expenditures involving more than $1,000,000 in the aggregate, except pursuant to the capital plan of the Company previously provided to Parent;

(vi)    incur any indebtedness for money borrowed (whether evidenced by a note or other instrument, pursuant to a financing lease, sale-leaseback transaction, or otherwise), other than intercompany indebtedness, indebtedness under the Company’s existing credit agreement in a manner consistent with past practices, and other indebtedness of up to $3,500,000 in the aggregate;

(vii)    except as required by Law or as required by contracts or plans entered into or in existence on or prior to the date of this Agreement (and previously disclosed to Parent) and subject to Sections 4.1(a)(i) and (ii), (A) except for normal increases in salary and wages in the ordinary course of business consistent with the Company’s fiscal year 2005 plan previously provided to Parent, grant any increase in the compensation or benefits payable or to become payable by the Company or any Company Subsidiary to any current or former director, officer, employee or consultant; (B) adopt, enter into, amend or otherwise increase, reprice or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any Company Benefit Plan or Foreign Plan; (C) enter into or amend any employment, severance, change in control agreement or any similar agreement or any collective bargaining agreement or, except as required in accordance with the Company’s severance policy in effect on the date hereof and previously provided to Parent, grant any severance or termination pay to any officer, director, consultant or employee of the Company or any Company Subsidiaries; or (D) pay or award any pension, retirement, allowance or other non-equity incentive awards, or other employee or director benefit not required by any outstanding Company Benefit Plan or Foreign Plan;

(viii)    change the accounting principles used by it unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);

(ix)    acquire by merging or consolidating with, by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any material amount of assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business consistent with past practice);

(x)    amend any Tax Returns except as required by Law or, except as would not have a material adverse effect on the Company and consistent with past practice, make or rescind any express or deemed election or settle or compromise any claim or action relating to Taxes, or change any of its methods of accounting or of reporting income or deductions for Tax purposes unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles) or by Law;

(xi)    satisfy any claims or liabilities, other than (A) the satisfaction of such claims or liabilities, in the ordinary course of business consistent with past practice, in accordance with their terms, or (B) the satisfaction in the ordinary course of business or pursuant to their respective terms of claims or liabilities reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(xii)    make any loans, advances or capital contributions to, or investments in, any other person, except for loans, advances, capital contributions or investments between any wholly owned Company Subsidiary and the Company or another wholly owned Company Subsidiary and except for employee or director advances for expenses in the ordinary course of business consistent with past practice;

(xiii)    other than in the ordinary course of business consistent with past practice, (A) modify, amend or terminate any material contract in a manner materially adverse to the Company or any Company Subsidiary, (B) waive, release, relinquish or assign any material contract (or any of the Company’s or any Company Subsidiary’s rights thereunder), right or claim, or (C) cancel or forgive any indebtedness owed to the Company or any Company Subsidiary (other than intercompany indebtedness); provided, however, that, subject to Section 4.2(a), the Company may not under any circumstance waive or release any of its rights under any confidentiality and/or standstill agreement to which it is a party;

(xiv)    take any action that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code;

(xv)    sell or otherwise dispose of any business, or except as set forth in this Section 4.1(a), any capital stock or other equity interest;

(xvi)    enter into any new line of business; or

(xvii)    authorize, or commit or agree to take, any of the foregoing actions; provided, however, that the limitations set forth in this Section 4.1(a) do not apply to any transaction to which the only parties are the Company and wholly owned subsidiaries of the Company.

(b)    Conduct of Business by Parent. Except as otherwise contemplated by this Agreement or except as consented to in writing by the Company, during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause the Parent Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use all reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with customers, suppliers, distributors and other persons having business dealings with them. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, Parent shall not and shall not permit any of the Parent Subsidiaries to:

(i)     (A) other than dividends and distributions by a direct or indirect wholly owned subsidiary of Parent to the Parent or another wholly owned Parent Subsidiary, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock other than regular quarterly cash dividends with respect to Parent Common Stock in accordance with Parent’s past dividend practice or (B) split, combine or reclassify any of its capital stock or (C) except pursuant to agreements entered into with respect to the Parent Stock Plans that are in effect as of the close of business on the date of this Agreement, purchase, redeem or otherwise acquire any shares of capital stock of Parent or any of the Parent Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)    issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance of shares by one Parent Subsidiary to Parent or any Parent Subsidiary or the issuance of shares of Parent Common Stock (A) upon the exercise of Parent Stock Options under Parents stock plans or in connection with other awards under Parent stock plans, in each case, outstanding as of the date of this Agreement or granted thereafter in a manner consistent with past practices, and in accordance with their present terms or (B) the issuance of Parent Rights under the Parent Rights Agreement in connection with the issuance of Parent Common Stock permitted pursuant to this Agreement;

(iii)    (A) amend its Amended Articles of Incorporation or Code of Regulations (or other comparable organization documents) or (B) subject to the fiduciary duties of Parent’s Board of Directors in response to an unsolicited third party proposal relating to any direct or indirect acquisition or purchase of assets or equity securities (including any merger, consolidation, business combination, or similar transaction) of Parent or any Parent Subsidiary, (1) take any other action with respect to the Parent Rights Plan, or (2) merge or consolidate with any person;

(iv)    take any action that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code;

(v)    purchase any material business or purchase any stock of or other equity interest in any material corporation or other entity;

(vi)    take or fail to take any actions that would constitute a violation of applicable Law, except for such violations as would not have or result in a material adverse effect on Parent or change the accounting principles used by it unless required by GAAP (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);

(vii)    enter into any new material line of business; or

(viii)    authorize, or commit or agree to take, any of the foregoing actions; provided, however, that the limitations set forth in this Section 4.1(b) do not apply to any transaction to which the only parties are Parent and wholly owned subsidiaries of the Parent.

(c)    Conduct of Business by Merger Sub. During the period from the date of this Agreement to the Effective Time, Merger Sub shall not engage in any activities of any nature except as expressly provided in or contemplated by this Agreement.

(d)    Other Actions. Except as required by Law or permitted by this Agreement, the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied.

(e)    Advice of Notices. Each of the Company, Parent and Merger Sub shall promptly advise the other parties to this Agreement orally and in writing to the extent it has knowledge of any change or event that would have or result in a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that the breach or failure to comply with this Section 4.1(e) by any of the parties hereto shall not entitle the other party to any remedy other than the remedies, if any, that would be available to such party upon the occurrence or non-occurrence of the change or event that was the subject of the breach or failure even if notice thereof had been given pursuant to this Section 4.1(e).

Section 4.2    No Solicitation by the Company.

(a)    Company Takeover Proposal. The Company shall, and shall cause the Company Subsidiaries, and its and their officers, directors, employees, financial advisors, attorneys, accountants and other advisors, investment bankers, representatives and agents retained by the Company or any of the Company Subsidiaries (collectively, “Representatives”) to, immediately cease and cause to be terminated immediately all existing activities, discussions and negotiations with any parties conducted heretofore with respect to, or that would reasonably be expected to lead to, any Company Takeover Proposal (as defined in Section 4.2(b)). From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Company shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any of its or the Company Subsidiaries’ Representatives to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or would be reasonably likely to lead to, a Company Takeover Proposal, (ii) enter into any agreement, arrangement or understanding with respect to any Company Takeover Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) initiate or participate in any way in any discussions or negotiations regarding, or furnish or disclose to any person (other than a party to this Agreement) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal or (iv) grant any waiver or release under any standstill or any similar agreement with respect to any class of the Company’s equity securities (other than the standstill provision contained in the Confidentiality Agreement which shall be deemed waived and released if the Company takes any action pursuant to the proviso contained in this Section 4.2(a)); provided, however, at any time prior to obtaining the Company Shareholder Approval, in response to a bona fide written Company Takeover Proposal that the Board of Directors of the Company determines in good faith (after consultation with its outside counsel and its financial advisor) constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in Section 4.2(b)), and which Company Takeover Proposal was not solicited after the date hereof and was made after the date hereof and did not otherwise result from a breach of this Section 4.2, the Company may, subject to compliance with

Section 4.2(c), (i) furnish information with respect to, and access to the properties, books, records, and personnel of, the Company and the Company Subsidiaries to the person making such Company Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement (excluding the standstill provision contained therein), and (ii) participate in discussions or negotiations with the person making such Company Takeover Proposal (and its representatives) regarding such Company Takeover Proposal.

(b)    Definitions. As used herein, (i) ”Superior Proposal” means a bona fide written Company Takeover Proposal (provided that for purposes of this definition references to “10% or more” or “25% or more” in the definition of “Company Takeover Proposal” shall be deemed references to “50% or more”) that the Board of Directors of the Company determines in its good faith judgment consistent with its fiduciary duties to the stockholders of the Company under the DGCL after consulting with the Company’s Banker (or any other nationally recognized investment banking firm and outside legal counsel), taking into account all legal, financial and regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions, the absence, if such is the case, of committed financing to the extent financing is a condition to consummation of the Company Takeover Proposal, and other conditions to consummation), would be more favorable to the shareholders of the Company than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such Company Takeover Proposal pursuant to Section 7.1(d)(ii)) and is reasonably capable of being consummated on the terms proposed and (ii) “Company Takeover Proposal” means any inquiry, proposal or offer from any person other than Parent or its affiliates or Representatives relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of the Company and the Company Subsidiaries, taken as a whole, or (B) direct or indirect acquisition or purchase of 10% or more of any class of equity securities of the Company or any of the Company Subsidiaries, (C) any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of the Company Subsidiaries, or (D) any merger, consolidation, business combination, purchase of consolidated assets of the Company and the Company’s Subsidiaries (other than the purchase of inventory or obsolete equipment in the ordinary course of business), recapitalization, liquidation, dissolution or similar transaction involving, in each case, 25% or more of the consolidated assets of the Company and Company Subsidiaries, taken as a whole, other than, in each case, the transactions contemplated by this Agreement.

(c)    Actions by the Company. Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 4.2(a)) (an “Acquisition Agreement”). Notwithstanding the foregoing, the Board of Directors of the Company may make a Company Adverse Recommendation Change if the Board of Directors of the Company determines in its good faith judgment consistent with its fiduciary duties to the stockholders of the Company under the DGCL after consulting with outside legal counsel that it is required to do so in order to comply with its fiduciary duties. Any Company Adverse Recommendation Change shall not change the approval of the Board of Directors of the Company for purposes of causing any antitakeover provision in the Company’s Certificate of Incorporation or Bylaws or any Takeover Statute or other state Law to be inapplicable to the transactions contemplated hereby, including the Merger or otherwise affect any other obligation of the Company under this Agreement. The Company shall not submit to the vote of its shareholders any Company Takeover Proposal other than the Merger prior to the termination of this Agreement.

(d)    Notice of Company Takeover Proposal. From and after the date of this Agreement, the Company shall promptly (but in any event within one calendar day) advise Parent and Merger Sub in writing of the receipt, directly or indirectly, of any Company Takeover Proposal, or any request for nonpublic information relating to any of the Company Entities by any person that informs the Company or its Representatives that such person is considering making, or has made, a Company Takeover Proposal, or an inquiry from a person seeking to have discussions or negotiations relating to a possible Company Takeover Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the specific terms and conditions thereof (but need not identify the other party or parties involved) and promptly inform Parent and Merger Sub of any information provided to such third party thereto. The Company agrees that it shall keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request, Company Takeover Proposal or inquiry and keep Parent reasonably informed as to discussions or negotiations with respect to any such request, Company Takeover Proposal or inquiry.

(e)    Rule 14e-2(a) and Rule 14d-9. Nothing contained in this Section 4.2 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act with respect to a Company Takeover Proposal; provided, however, that compliance with such rules and Laws shall not in any way limit or modify the effect that any action taken pursuant to such rules and Laws has under Section 7.1(c).

(f)    Return or Destruction of Confidential Information. The Company agrees that promptly following the execution of this Agreement, it shall request each person that has heretofore executed a confidentiality agreement since January 1, 2002 in connection with such person’s consideration of acquiring the Company to return or destroy all confidential information heretofore furnished to such person by or on the Company’s behalf.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1    Preparation of the Form S-4 Proxy Statement; Shareholders Meetings.

(a)    Form S-4; Proxy Statement. As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company shall use all reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders and Parent shall use all reasonable best efforts to cause the Proxy Statement to be mailed to Parent’s shareholders, in each case, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable foreign and state securities laws in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information must be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company.

(b)    Company Obligations. The Company shall take such action as may be necessary to ensure that (i) the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 shall not at the time the Form S-4 becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Form S-4 or necessary in order to make the statements in the Form S-4, in light of the circumstances under which they were made, not misleading, and (ii) the information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to shareholders of Parent or the Company, at the time of the Company Shareholders Meeting and the Parent Shareholders Meeting, or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement, in light of the circumstances under which they are made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting or the Parent Shareholders Meeting that has become false or misleading.

(c)    Parent Obligations. Parent shall take such action as may be necessary to ensure that (i) the information supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in the Form S-4 shall not at the time the Form S-4 becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Form S-4 or necessary in order to make the statements in the Form S-4, in light of the circumstances under which they were made, not misleading, and (ii) the information supplied by or on behalf of Parent for inclusion or incorporation by reference in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to stockholders of Parent or the Company, at the time of the Parent Shareholders Meeting and the Company Shareholders Meeting, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made in the Proxy Statement, in light of the circumstances under which they are made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting or the Parent Shareholders Meeting that has become false or misleading.

(d)    Company Shareholders Meeting. The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold, a meeting of its shareholders (the “Company Shareholders Meeting”) in accordance with Law, the Company’s Certificate of Incorporation and the Company’s By-laws for the purpose of obtaining the Company Shareholder Approval and shall, (i) through the Board of Directors of the Company, subject to Section 4.2, recommend to its shareholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby and (ii) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding the foregoing, if there has been a Company Adverse Recommendation Change and this Agreement has not been terminated, the Company shall not be obligated to solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement, but instead shall be obligated to solicit proxies to be voted at the Company Shareholders Meeting and to take all action necessary or advisable to maximize, at the Company Shareholders Meeting, the number of proxies submitted by the holders of Company Common Stock and otherwise facilitate the holding of the Company Shareholders meeting in accordance with the terms of this Agreement. Without limiting the generality of the foregoing, subject to its rights under Section 4.2 and Section 7.1, the Company agrees that its obligations pursuant to the first sentence of this Section 5.1(d) shall not be affected by any Company Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company or its shareholders of any Company Takeover Proposal.

(e)    Parent Shareholders Meeting. Parent shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Parent Shareholders Meeting”) in accordance with Law, the Parent’s Amended Articles of Incorporation and the Parent’s Code of Regulations for the purpose of obtaining the Parent Shareholder Approval and shall through the Board of Directors of Parent, recommend to its shareholders the approval of the Stock Issuance. Parent will coordinate and cooperate with respect to the timing of the Parent Shareholders Meeting in an effort to hold the meeting on the same day as the Company Shareholders Meeting.

Section 5.2    Letters of the Company’s Accountants. The Company shall use its reasonable efforts to cause to be delivered to Parent two letters from the Company’s independent accountants, one dated a date within two Business Days before the date on which the Form S-4 will become effective and one dated a date within two Business Days before the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 5.3    Letters of Parent’s Accountants. Parent shall use its reasonable efforts to cause to be delivered to the Company two letters from Parent’s independent accountants, one dated a date within two Business Days before the date on which the Form S-4 will become effective and one dated a date within two Business Days before the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 5.4    Access to Information; Confidentiality. To the extent permitted by applicable Law and subject to the Agreement, dated February 13, 2004, between the Company and Parent (the “Confidentiality Agreement”), each of Parent and the Company shall, and shall cause its subsidiaries to, upon reasonable notice and to the extent permitted under applicable Law and the provisions of agreements to which Parent or the Company, as the case may be, is a party, afford to the other parties and their Representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to each other’s and each other’s subsidiaries’ properties, books, contracts, commitments, personnel and records and other information concerning their business, properties and personnel as the party desiring access may reasonably request. Each party shall hold, and shall cause its respective Representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement. Any investigation pursuant to this Section shall be conducted in such a manner as not to interfere unreasonably with the conduct of the parties’ respective businesses.

Section 5.5    Reasonable Best Efforts; Cooperation.

(a)    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the Merger, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Nothing set forth in this Section 5.5(a) will limit or affect actions permitted to be taken pursuant to Section 4.2.

(b)    No Takeover Statutes Apply. In connection with and without limiting the foregoing, the Company, Parent and Merger Sub shall (i) take all action necessary to ensure that no Takeover Statute or similar Law is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby and (ii) if any Takeover Statute or similar Law becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on the Merger and the other transactions contemplated by this Agreement.

(c)    Opinions Regarding Tax Treatment. Parent and the Company shall cooperate with each other in obtaining the opinions of Jones Day, counsel to Parent, for the benefit of Parent, and Faegre & Benson LLP, counsel to the Company, for the benefit of the Company’s shareholders, respectively, dated on or about the date the Proxy Statement is first mailed to shareholders of the Company and Parent and updated as of the Closing Date, constituting conditions precedent to the Merger pursuant to Article VI, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and each of Parent, Merger Sub and Company will be a party to such reorganization within the meaning of Section 368(b) of the Code. In connection therewith, each of Parent and the Company shall deliver to Jones Day and Faegre & Benson LLP customary representation letters in form and substance reasonably satisfactory to such counsel, and at such time or times that may be reasonably requested by such law firms (the representation letters referred to in this sentence are collectively referred to as the “Tax Certificates”).

(d)    Significant Developments. The Company shall consult and cooperate with Parent with respect to significant developments in its business and shall give reasonable consideration to the Parent’s views with respect thereto to the extent permitted by Law.

(e)    Compliance with HSR Act. Parent and the Company shall (i) make the filings required of such party under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement within ten days after the date of this Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in respect of such filings or the Merger and the other transactions contemplated by this Agreement, and (iii) cooperate with the other party in connection with making any filing under the HSR Act and in connection with any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company will, and will cause each of their subsidiaries to, use its reasonable best efforts to obtain (and will cooperate with each other in obtaining) the termination of all waiting periods under the HSR Act and not to extend any waiting period under the HSR Act. Prior to the termination of this Agreement, each party shall be required to prosecute, cooperate in, and defend against any litigation instituted by the Federal Trade Commission or the Department of Justice or any other Governmental Entity which seeks to restrain or prohibit the consummation of the Merger or which seeks to impose material limitations on the ability of Parent, the Surviving Corporation or any of their respective affiliates or subsidiaries to acquire, operate or hold, or to require Parent, Surviving Corporation or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of their assets or business or the Company’s assets or business after the Closing Date.

(f)    Compliance with the Canadian Act. Parent and the Company shall, and shall cause their subsidiaries to, (i) jointly make all filings, notifications, applications and submissions (the “Canadian Filing”) required of such party under the Canadian Act with respect to the Merger and the other transactions contemplated by this Agreement within ten days after the date of this Agreement, (ii) comply at the earliest practicable date with any request under the Canadian Act for additional information, documents or other materials received by such party from the Commissioner of Competition or the Competition Bureau in respect of the Merger and the other transactions contemplated by this Agreement, and (iii) cooperate with the other party in connection with making the Canadian Filing and in connection with any other filings, conferences, meetings or other submissions related to resolving any investigation, review or other inquiry by the Commissioner of Competition or the Competition Bureau under the Canadian Act with respect to the Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company shall, and shall cause each of their subsidiaries to, use its reasonable best efforts to obtain (and will cooperate with each other in obtaining) the Canadian Clearance described in Section 6.1(f) of this Agreement. Prior to the termination of this Agreement, each party shall be required to prosecute, cooperate in, and defend against any litigation or proceeding instituted by the Commissioner of Competition or the Competition Tribunal or any other Governmental Entity, which seeks to restrain or prohibit the consummation of the Merger or which seeks to impose material limitations on the ability of Parent, the Surviving Corporation or any of their respective affiliates or subsidiaries to acquire, operate or hold, or to require Parent, the Surviving Corporation or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of their assets or business or the Company’s assets or business after the Closing Date.

Section 5.6    Stock Plans and Company Stock Options.

(a)    Assumption of Company Stock Options. At the Effective Time, (i) each outstanding Company Stock Option, whether vested or unvested immediately prior to the Effective Time, to purchase shares of Company Common Stock, and (ii) each of the Company Stock Plans and all agreements thereunder, shall be assumed by Parent. To the extent provided under the terms of the Company Stock Plans all such outstanding options shall accelerate and become immediately exercisable in connection with the Merger in accordance with their existing terms. Except for the acceleration of the Company Stock Options in accordance with the terms of the Company Stock Plans and any agreements thereunder, prior to or at the Effective Time, each Company Stock Option so assumed by Parent under this Agreement shall continue to have, and be subject to, substantially the same terms and conditions as were applicable under the Company Stock Plans and the documents governing the Company Stock Options immediately before the Effective Time, except that (i) each Company Stock Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the sum of the number of shares of Parent Common Stock constituting the Stock Consideration plus the Option Calculation Shares (as defined below) and rounded to the next highest whole number of shares of Parent Common Stock, (ii) the per-share exercise price for the shares of Parent Common Stock issuable upon exercise of such Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the sum of the number of shares of Parent Common Stock constituting the Stock Consideration plus the Option Calculation Shares, rounded to the next highest whole cent, and (iii) Parent shall use its reasonable best efforts to amend the 1986 Stock Option Incentive Plan and the Amended and Restated 1989 Stock-Based Incentive Plan to provide, or otherwise cause to be provided, that vested options of employees will be exercisable for a period of 90 days following termination of employment other than for cause (except to the extent such stock option plan contains terms relating to exercise following termination that are more favorable to the employee than such 90 day exercise period but no later than the expiration of the stock option if employment had not been terminated). “Option Calculation Shares” means the number equal to the quotient determined by dividing the Cash Consideration by the Average Closing Price. Notwithstanding anything to the contrary contained herein, in the case of any incentive stock option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the formulas and other provisions set forth herein shall be adjusted to the extent necessary to comply with Section 424(a) of the Code.

(b)    Reservation of Option Shares. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of all Company Stock Options assumed in accordance with this Section 5.6. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or other appropriate form) or a post-effective amendment to the Form S-4 for purposes of registering all shares of Parent Common Stock issuable after the Effective Time upon exercise of those options and shall use its reasonable best efforts to maintain the effectiveness of the registration statement for so long as those options remain outstanding.

(c)    Restricted Stock. To the extent provided under the terms of the Company Stock Plans or any agreements thereunder, all restricted common stock of the Company shall vest, and all restrictions thereon shall lapse at or prior to the Effective Time in accordance with the terms thereof and such restricted common stock shall constitute Company Common Stock subject to Article II.

(d)    Restricted Stock Units. To the extent provided under the terms of the Company Stock Plans or any agreements thereunder, all restricted stock units of the Company shall be deemed to vest and to constitute issued and outstanding Company Common Stock subject to Article II immediately prior to the Effective Time.

Section 5.7    Indemnification, Assumption.

(a)    Rights Assumed by Surviving Corporation. Parent agrees that all rights to indemnification, indemnification expense advancement, and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries (the “Indemnified Parties”) as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) or in indemnification agreements will be assumed by the Surviving Corporation without further action, as of the Effective Time, and will survive the Merger and will continue in full force and effect in accordance with their terms and such rights will not be amended, or otherwise modified for a period of six years after the Effective Time (and no such amendment or modification shall affect a claim asserted prior to the amendment or modification) in any manner that would adversely affect the rights of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company or any Company Subsidiary, unless such modification is required by Law. Parent hereby guarantees, effective at the Effective Time, all obligations of the Surviving Corporation in respect of such indemnification, exculpation and expense advancement.

(b)    Successors and Assigns of Surviving Corporation. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.7.

(c)    Continuing Coverage. For at least six years after the Effective Time, Parent shall maintain (or cause to be maintained) in effect directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those Indemnified Parties who are currently covered by the Company’s directors’ and officers’ liability insurance policy (a copy of which has been heretofore made available to Parent) on terms with respect to such coverage and amount no less favorable than those of such current insurance coverage; provided, however, that in no event will Parent be required to expend in any one year an amount in excess of 250% of the annual premium currently paid by the Company for such insurance; and provided, further, that, if the annual premium of such insurance coverage exceeds such amount, Parent will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)    Intended Beneficiaries. The provisions of this Section 5.7 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(e)    Key Employee Arrangements. Parent and the Surviving Corporation acknowledge that, by operation of Law, the Surviving Corporation will be obligated, from and after the Effective Time, to perform, in the same manner and to the same extent that the Company would be required to perform if the Merger had not taken place, the Company’s obligations under each of the employment, severance, retention bonus, change in control, and similar arrangements listed in Section 5.7(e) of the Company Disclosure Letter. Parent shall guarantee the performance of the Surviving Corporation’s obligations with respect to the arrangements listed on Section 5.7(e) of the Company Disclosure Letter.

Section 5.8    Fees and Expenses.

(a)    Division of Fees and Expenses. Except as provided in this Section 5.8, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby must be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Parent and the Company will bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Proxy Statement (including SEC filing fees).

(b)    Event of Termination. In the event that this Agreement is terminated pursuant to (i) Section 7.1(b)(i), Section 7.1(b)(ii), or Section 7.1(c)(i) (but only with respect to the conditions set forth in Section 6.2(a) and Section 6.2(b)) and (A) prior to the Company Shareholders Meeting, a Company Takeover Proposal shall have been made to the Company and shall have become known publicly or been made directly to the Company’s shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal and (B) within 12 months after such termination the Company or any of the Company Subsidiaries (1) enters into a definitive agreement with respect to any Company Takeover Proposal within such twelve-month period which Company Takeover Proposal is subsequently consummated within or after such twelve-month period, or (2) consummates any Company Takeover Proposal or (ii) Section 7.1(c)(ii) or (iii) Section 7.1(d)(ii) then, the Company shall (1) in the case of termination pursuant to clause (i) of this Section 5.8(b), upon such consummation or (2) in the case of termination pursuant to clause (ii) of this Section 5.8(b), promptly, but in no event later than two Business Days after the date of such termination, or (3) in the case of termination pursuant to clause (iii) of this Section 5.8(b) immediately prior to such termination, pay Parent a non-refundable fee equal to $17,000,000 (the “Termination Fee”), payable by wire transfer of same day funds to an account designated in writing to the Company by Parent. For purposes of determining whether a Company Takeover Proposal has occurred that may entitle Parent to a Termination Fee, references to “10% or more” or “25% or more” in the definition of “Company Takeover Proposal” shall be deemed to be “50% or more.” The Company acknowledges that the agreements contained in this Section 5.8(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay promptly the amount due pursuant to this Section 5.8(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee. In no event shall more than one Termination Fee be payable under this Section 5.8(b). Parent (for itself and its affiliates) hereby agrees that, upon any termination of this Agreement under circumstances where Parent is entitled to a Termination Fee under this Section 5.8(b) and such Termination Fee is paid in full to Parent, Parent and its affiliates shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor any of its affiliates shall seek (and Parent shall cause its affiliates not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any Company Subsidiary or any of their respective directors, officers, employees, partners, managers, members, or shareholders in connection with this Agreement or the transactions contemplated hereby.

Section 5.9    Public Announcements. So long as this Agreement is in effect, Parent and the Company shall consult with each other before holding any press conferences, analysts calls or other meetings or discussions and before issuing any press release or other public announcements with respect to the transactions contemplated by this Agreement, including the Merger. The parties will provide each other the opportunity to review and comment upon any press release or other public announcement or statement with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or other public announcement or statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof, which agreement shall not be unreasonably withheld or delayed.

Section 5.10    Affiliates. The Company shall deliver to Parent at least 45 days prior to the Closing Date a letter identifying all persons who are, in the Company’s reasonable judgment, at the time this Agreement is submitted for adoption by the shareholders of the Company, “affiliates” of the Company for purposes of Rule 145 of the rules and regulations promulgated under the Securities Act. The Company shall use reasonable efforts to cause each such person to deliver to Parent at least 30 days prior to the Closing Date a written agreement substantially in the form attached as Exhibit A hereto.

Section 5.11    NYSE Listing. Parent shall use its reasonable best efforts to cause (i) the Parent Common Stock issuable to the Company’s shareholders as contemplated by this Agreement (including pursuant to Parent’s assumption of the Company Stock Options) to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date and (ii) the Company Common Stock to be delisted from the NYSE.

Section 5.12    Shareholder Litigation. The parties to this Agreement shall cooperate and consult with one another, to the fullest extent possible, in connection with any shareholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of and without in any way limiting the foregoing, each of the parties shall use its respective reasonable best efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Notwithstanding the foregoing, the Company agrees that prior to the termination of this Agreement, it will not compromise or settle any litigation commenced against it or its directors or officers relating to this Agreement or the transactions contemplated hereby (including the Merger) without Parent’s prior written consent, which shall not be unreasonably withheld or delayed.

Section 5.13    Tax Treatment. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and to obtain the opinions of counsel referred to in Sections 6.2(c) and 6.3(c), including forbearing from taking any action that would cause the Merger not to qualify as a reorganization under the provisions of Section 368(a) of the Code.

Section 5.14    Transition. In order to facilitate an orderly transition of the management of the business of the Company and the Company Subsidiaries to Parent and in order to facilitate the integration of the operations of the Company and Parent and its subsidiaries and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to the realized by Parent and the Company as a result of the Merger, the Company shall and shall cause the Company Subsidiaries to consult with Parent on all material strategic and operational matters to the extent such consultation is not in violation of applicable Law, including Laws regarding the exchange of information and other Laws regarding competition. The Company shall and shall cause the Company Subsidiaries to make available to Parent at the facilities of the Company and the Company Subsidiaries, where reasonably determined by Parent to be appropriate and necessary, office space in order to assist it in observing operations and reviewing matters concerning the Company’s affairs. Without in any way limiting the provisions of Section 5.4, Parent, its subsidiaries, officers, employees, counsel, financial advisors and other representatives shall, upon reasonable written notice to the Company, be entitled to review the operations and visit the facilities of the Company and the Company Subsidiaries at all reasonable times in order to accomplish the foregoing arrangements. Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.15    Section 16(b).

(a)     Approval of Acquisitions by Parent’s Board. Prior to the Effective Time, Parent shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be approved by Parent’s Board of Directors or a committee of two or more Non-Employee Directors of Parent (as such term is defined in Rule 16b-3 promulgated under the Exchange Act).

(b)    Approval of Dispositions by Company’s Board. Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities), in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be approved by Company’s Board of Directors or a committee of two or more Non-Employee Directors of the Company (as such term is defined in Rule 16b-3 promulgated under the Exchange Act).

(c)    Content of Approval. Such approval shall specify: (i) the name of each officer or director, (ii) the number of securities to be acquired or disposed of for each named person, (iii) in the case of the derivative securities acquired, the material terms of the derivative securities, and (iv) that the approval is granted for purposes of exempting the transaction under Rule 16b-3 of the Exchange Act.

Section 5.16    Employee Benefit Matters. The Company shall (to the extent permitted by Law and by the terms of such plans and any agreements relating thereto) adopt such amendments to the Company Benefit Plans or the Company Foreign Plans as reasonably requested by Parent and as otherwise may be necessary to ensure that Company Benefit Plans and Company Foreign Plans cover only employees and former employees (and their dependents and beneficiaries) of the Company and the Company Subsidiaries following the consummation of the transactions contemplated by this Agreement. With respect to any Company Common Stock held by any Company Benefit Plan and Company Foreign Plans as of the date of this Agreement or thereafter, the Company or a Company Subsidiary, as appropriate, shall take all actions necessary or appropriate (including such actions as are reasonably requested by Parent) to ensure that all participant voting procedures contained in the Company Benefit Plans and Company Foreign Plans relating to such shares, and all applicable provisions of ERISA and applicable Laws, are complied with in full.

Section 5.17    Reports. From and after the Effective Time and so long as necessary in order to permit Rule 145 Affiliates to sell the shares of Parent Common Stock received by them as a result of the Merger pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Parent will use its reasonable best efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Exchange Act, referred to in paragraph (c)(1) of Rule 144 under the Securities Act (or, if applicable, Parent will use its reasonable best efforts to make publicly available the information regarding itself referred to in paragraph (c)(3) of Rule 144).

Section 5.18    Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect until the Effective Time. Until the Effective Time, the Company and Parent shall comply with the terms of the Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect in accordance with its terms in the event this Agreement is terminated pursuant to Article VII.

Section 5.19    No Acquisition of Company Capital Stock. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement, Parent shall not (and shall cause its subsidiaries not to) acquire, directly or indirectly, any beneficial interest in shares of Company Common Stock.

Section 5.20    Maintenance of Insurance Coverage. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement, the Company shall use its reasonable best efforts to maintain in full force and effect all insurance policies that are maintained by the Company or any of the Company Subsidiaries as of the date hereof.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)    Shareholder Approvals. The Company Shareholder Approval and the Parent Shareholder Approval must have been obtained.

(b)    Governmental and Regulatory Approvals. All consents, approvals and actions of, filings with and notices to any Governmental Entity required of Parent, Merger Sub, the Company or any Company Subsidiary to consummate the Merger, the failure of which to be obtained or taken is reasonably expected to materially impair the ability of the parties to consummate the Merger, must have been obtained.

(c)    No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that each of the parties shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

(d)    Form S-4; Proxy Statement. The Form S-4 must have become effective under the Securities Act and will not be the subject of any stop order or proceedings seeking a stop order. The Proxy Statement shall have been delivered to the shareholders of the Company and Parent in accordance with the requirements of the Securities Act and the Exchange Act.

(e)    NYSE Listing. The shares of Parent Common Stock issuable to the Company’s shareholders as contemplated by this Agreement must have been approved for listing on the NYSE, subject to official notice of issuance.

(f)    HSR Act and Foreign Antitrust Laws. The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act must have expired or been terminated and (i) the Commissioner of Competition shall have issued an advance ruling certificate under Section 102 of the Canadian Act to the effect that she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Canadian Act in respect of the Merger and the other transactions contemplated by this Agreement; (ii) the Commissioner of Competition shall have issued a no-action letter under section 123(1) of the Canadian Act to the effect that she does not, at that time, intend to make an application to the Competition Tribunal under Section 92 of the Canadian Act in respect of the Merger and the other transactions contemplated by this Agreement; or (iii) the appropriate time period specified in Section 123 of the Canadian Act shall have expired; and neither the Commissioner of Competition nor the Competition Tribunal as authorized under the Canadian Act shall have taken, or have indicated their intention to take, any action under the Canadian Act, whether before or after the Closing Date, which could materially interfere with or detrimentally affect the Merger and the other transactions contemplated by this Agreement (individually, any one of the foregoing paragraphs (i), (ii) or (iii), the “Canadian Clearance”).

Section 6.2    Conditions to Obligations of Parent and Merger Sub. The obligation of Parent to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Company contained in Section 3.1(c) must be true and correct in all material respects (except for the representations and warranties contained in the first two sentences of Section 3.1(c) which must be true and correct in all respects unless the failure to be so true and correct is insignificant) both when made and on and as of the Closing Date as though made on and as of the Closing Date (except representations or warranties expressly made as of an earlier date, in which case as of such date), and all other representations and warranties of the Company set forth herein must be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained therein) both when made and on and as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such other representations and warranties to be so true and correct would not have or result in, individually or in the aggregate, a material adverse effect on the Company.

(b)    Performance of Obligations of the Company. The Company must have performed in all material respects all of its obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Tax Opinion. Parent must have received from Jones Day, counsel to Parent, an opinion dated on or about the date the Proxy Statement is first mailed to shareholders of the Company and Parent and updated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Parent, Merger Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel for Parent may require delivery of, and rely upon, the Tax Certificates.

(d)    No Material Adverse Change. At any time after the date of this Agreement, there must not have occurred any material adverse change relating to the Company.

(e)    Officer’s Certificate. The Company must have furnished Parent with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

Section 6.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth herein must be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained therein) both when made and on and as of the Closing Date, as though made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have or result in, individually or in the aggregate, a material adverse effect on Parent or Merger Sub.

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub must have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Tax Opinion. The Company must have received from Faegre & Benson LLP, counsel to the Company, an opinion dated on or about the date the Proxy Statement is first mailed to shareholders of the Company and Parent and updated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Parent, Merger Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel for the Company may require delivery of, and rely upon, the Tax Certificates.

(d)    No Material Adverse Change. At any time after the date of this Agreement, there must not have occurred any material adverse change relating to Parent.

(e)    Officer’s Certificate. Each of Parent and Merger Sub must have furnished the Company with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination.

(a)    Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or the Parent Shareholder Approval, by mutual written consent of Parent and the Company.

(b)    Termination by Parent or the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or Parent Shareholder Approval, by either Parent or the Company:

(i)    if the Merger has not been consummated by December 31, 2004 or such later date, if any, as Parent and the Company agree upon (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) is not available to any party whose material breach of any provision of this Agreement results in or causes the failure of the Merger to be consummated by such time;

(ii)    if the Company Shareholders Meeting (including any adjournment or postponement thereof) has concluded and the Company Shareholder Approval was not obtained;

(iii)    if the Parent Shareholder Meeting (including any adjournment or postponement thereof) has concluded and the Parent Shareholder Approval is not obtained; or

(iv)    if any Restraint having the effect set forth in Section 6.1(c) is in effect and has become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) is not available to any party whose material breach of any provision of this Agreement results in or causes such Restraint or the failure of such Restraint to be removed.

(c)    Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or the Parent Shareholder Approval, by Parent:

(i)    if any of the conditions set forth in Section 6.1 or 6.2 shall become incapable of being fulfilled at any time on or before the Termination Date and shall not have been waived by Parent and Parent shall have provided the Company with written notice of its intent to terminate this Agreement pursuant to this clause (i) at least 5 Business Days prior to the effective date of such termination; provided, however, that the inability to fulfill the condition is not due to the failure of Parent or Merger Sub to comply in all material respects with its obligations under this Agreement; or

(ii)    if the Board of Directors of the Company or any committee thereof has (1) made a Company Adverse Recommendation Change, (2) approved or recommended, or proposed to or announced any intention to approve or recommend, any Company Takeover Proposal, (3) proposed or announced any intention to enter into or entered into any Acquisition Agreement (other than a customary confidentiality agreement in compliance with Section 4.2), with respect to any Company Takeover Proposal except to the extent required in Section 7.1(d)(ii) prior to the termination of this Agreement pursuant thereto; or (4) materially breached the provisions of Section 4.2 or Section 5.1(d).

(d)    Termination by the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or the Parent Shareholder Approval, by the Company,

(i)    if any of the conditions set forth in Section 6.1 or 6.3 shall become incapable of being fulfilled at any time on or before the Termination Date and shall not have been waived by the Company and the Company shall have provided the Parent with written notice of its intent to terminate this Agreement pursuant to this clause (i) at least 5 Business Days prior to the effective date of such termination; provided, however, that the inability to fulfill the condition is not due to the failure of the Company to comply in all material respects with its obligations under this Agreement; or

(ii)    if, at any time prior to obtaining the Company Shareholder Approval, (i) the Board of Directors of the Company receives a Superior Proposal, (ii) three Business Days have elapsed following Parent’s receipt of written notice (a “Notice of Superior Proposal”) from the Company advising Parent that the Board of Directors of the Company intends to terminate this Agreement and concurrently enter into an Acquisition Agreement with respect to such Superior Proposal and specifying the terms and conditions of such Superior Proposal and the identity of the party making such Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and a new three Business Day period); (iii) during such three Business Day period the Company shall afford Parent a reasonable opportunity to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated by this Agreement (as modified for such adjustments) and not terminate this Agreement because the Company Takeover Proposal is no longer a Superior Proposal as compared to the Merger on such adjusted terms, (iv) at the end of such three Business Day period (or periods, as applicable), the Company’s Board of Directors continues reasonably to believe that the Company Takeover Proposal (as adjusted through any subsequent negotiations) that triggered the Notice of Superior Proposal constitutes a Superior Proposal as compared to the Merger (including any adjustments made pursuant to clause (iii)), (v) the Board of Directors of the Company concurrently approves, and the Company concurrently enters into, a definitive agreement with respect to such Superior Proposal, and (vi) at or prior to any termination pursuant to this Section 7.1(d)(ii), the Company pays the Parent the Termination Fee as provided in Section 5.8.

Section 7.2    Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of Section 5.8, Section 5.18, this Section 7.2, Section 7.3, Section 7.4 and Article IX, which provisions survive such termination; provided, however, that nothing herein will relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.3    Amendment. This Agreement may be amended by the parties at any time before or after the Company Shareholder Approval or Parent Shareholder Approval; provided, however, that, after the Company Shareholder Approval or Parent Shareholder Approval, there is not to be made any amendment that by law requires further approval by the shareholders of the Company without further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4    Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties (as the case may be), (b) waive any inaccuracies in the representations and warranties of the other party or parties (as the case may be) contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance by the other party or parties (as the case may be) with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII

EMPLOYEE BENEFIT MATTERS AFTER THE EFFECTIVE TIME

Section 8.1    Benefits for Full-Time Employees. From and after the Effective Time and until December 31, 2005, Parent shall, or shall cause the Surviving Corporation or one of its other subsidiaries to, provide welfare and pension benefits that are substantially comparable in the aggregate for Full-Time Employees (as herein defined) to the benefits that are (i) currently provided by the Company to Full-Time Employees or (ii) from time to time provided by Parent and its subsidiaries to their similarly situated full-time employees. For purposes of this Article VIII, “Full-Time Employees” means the employees who were active full-time employees of the Company or any of its subsidiaries immediately before the Effective Time and continue to be active full-time employees of Parent, the Surviving Corporation or any of Parent’s other subsidiaries after the Effective Time.

Section 8.2    Eligibility on or after Effective Time. With respect to any Parent Benefit Plan or Parent Foreign Plan in which any Full-Time Employee first becomes eligible to participate on or after the Effective Time (by reason of the extension of such plan to employees of the Surviving Corporation and its subsidiaries, by reason of a merger of the analogous Company Benefit Plan or Company Foreign Plan with the Parent Benefit Plan or Parent Foreign Plan, or other reason), the Parent shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each such Full-Time Employee and his or her eligible dependents under such Parent Benefit Plan or Parent Foreign Plan, except to the extent such pre-existing conditions, exclusions or waiting periods applied immediately prior thereto under the analogous Company Benefit Plan or Company Foreign Plan; (ii) provide such Full-Time Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in such Parent Benefit Plan or Parent Foreign Plan under the analogous Company Benefit Plan or Company Foreign Plan (to the same extent that such credit was given under such Company Benefit Plan or Company Foreign Plan) in satisfying any applicable deductible or annual or lifetime maximum out-of-pocket requirements under such Parent Benefit Plan or Parent Foreign Plan; and (iii) recognize all service of such Full-Time Employee with the Company and its subsidiaries, and predecessors (including recognition of all prior service with any entity, including any subsidiary of the Company prior to its becoming a subsidiary of the Company, that was recognized by the Company (or one of its subsidiaries) prior to the date hereof in the ordinary course of administering its (or such subsidiary’s) employee benefits), for purposes of eligibility to participate in and vesting in benefits under such Parent Benefit Plan or Parent Foreign Plan, to the extent that such service was recognized for such purpose under the analogous Company Benefit Plan or Company Foreign Plan.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time, except the covenants and agreements contained in Articles II, VIII and IX and in Sections 5.6, 5.7, and 5.17, each of which will survive in accordance with its terms.

Section 9.2    Notices. All notices, requests, claims, demands and other communications under this Agreement must be in writing and will be deemed given if delivered personally, telecopied (which is confirmed) or sent by a nationally recognized overnight courier service (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as is specified by like notice):

if to the Company, to:

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305-1060

Telecopy No.: (952) 594-3367

Attention: General Counsel

with a copy to:

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Telecopy No.: (612) 766-1600

Attention: Philip S. Garon

if to Parent, to:

The J. M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667-0280

Telecopy No.: (330) 684-3026

Attention: General Counsel

with a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Telecopy No.: (216) 579-0212

Attention: Patrick J. Leddy, Esq.

if to Merger Sub, to:

MIX Acquisition Corporation

c/o The J. M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667-0280

Telecopy No.: (330) 684-3026

Attention: General Counsel

with a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Telecopy No.: (216) 579-0212

Attention: Patrick J. Leddy, Esq.

Section 9.3    Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. For purposes of this Agreement, (a) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns), (b) “knowledge” of any person that is not an individual means the actual knowledge of such person’s executive officers, (c) “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract or otherwise, (d) “Liens” means all pledges, claims, liens, options, charges, easements, restrictions, covenants, conditions of record, encroachments, encumbrances and security interests of any kind or nature whatsoever, (e) “material adverse change” or “material adverse effect” means, when used in connection with the Company or Parent, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole other than any change, effect, event or occurrence (i) relating to the economy or securities markets of the United States, (ii) generally affecting the industry in which such party and its respective subsidiaries operate, (iii) resulting from acts of terrorism or war (whether or not declared), or (iv) resulting from entering into this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, and the terms “material” and “materially” have correlative meanings, (f) a “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interest of which) is owned directly or indirectly by such first person, (g) all dollar amounts are expressed in United States funds, and (h) “Permitted Liens” means (i) Liens for Taxes or governmental assessments or similar obligations the payment of which is not yet due and payable or delinquent, or for Taxes the validity of which are being contested in good faith by appropriate proceedings, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, and other similar Liens imposed by applicable law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, (iii) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security, and (iv) Liens securing executory obligations under any lease, regardless of whether it constitutes an “operating lease” or a “capitalized lease” under GAAP.

Section 9.4    Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.5    Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.7, are not intended to confer upon any person other than the parties any rights or remedies.

Section 9.6    Governing Law. This Agreement is to be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 9.7    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of each other party. Any assignment in violation of this Section 9.7 will be void and of no effect. Subject to the preceding two sentences, this Agreement is binding upon, inures to the benefit of, and is enforceable by, the parties and their respective successors and assigns.

Section 9.8    Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery.

Section 9.9    Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.10    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.11    Disclosure Letters. Matters reflected in the Company Disclosure Letter and the Parent Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Letters. Such additional matters may be set forth for informational purposes, do not necessarily include other matters of a similar nature that are not required to be reflected in such Disclosure Letters, and do not establish any standard or definition of materiality. The Company Disclosure Letter and the Parent Disclosure Letter have been arranged in a manner that corresponds to the Sections of this Agreement; provided, that a disclosure made in any section of the Company Disclosure Letter or the Parent Disclosure Letter that is sufficient to reasonably inform the recipient of information required to be disclosed in another section of such Disclosure Letter to avoid a misrepresentation under a Section of this Agreement shall be deemed, for all purposes of this Agreement, to have been made under the other section of such Disclosure Letter. The mere listing in the Company Disclosure Letter or the Parent Disclosure Letter, however, of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty has to do with the existence of the document or other item itself or the mere listing of the document or item in such Disclosure Letter otherwise reasonably informs the recipient of an exception to the representation or warranty).

(Signatures are on the following page.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INTERNATIONAL MULTIFOODS CORPORATION

By:	/s/ GARY E. COSTLEY
Name: Gary E. Costley
Title: Chairman of the Board, President and Chief Executive Officer

THE J. M. SMUCKER COMPANY

By:	/s/ TIMOTHY P. SMUCKER
Name: Timothy P. Smucker
Title: Chairman

MIX ACQUISITION CORPORATION

By:	/s/ RICHARD K. SMUCKER
Name: Richard K. Smucker
Title: President

EXHIBIT A

FORM OF COMPANY AFFILIATE LETTER

The J. M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667-0280

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305-1060

MIX Acquisition Corporation

c/o The J. M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667-0280

Ladies and Gentlemen:

Pursuant to the terms of the Agreement and Plan of Merger, dated as of March 7, 2004 (the “Merger Agreement”), between International Multifoods Corporation, a Delaware corporation (the “Company”), MIX Acquisition Corporation, a Delaware corporation (“Merger Sub”), and The J. M. Smucker Company, an Ohio Corporation (“Parent”), the Company will merge with and into the Merger Sub (the “Merger”), with the Merger Sub as the surviving corporation. As a result of the Merger, the undersigned may receive shares of common stock, no par value per share, of Parent (“Parent Common Stock”) in exchange for shares owned by the undersigned of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”).

The undersigned acknowledges that the undersigned may be deemed an “affiliate” of the Company within the meaning of Rule 145 (“Rule 145”) promulgated under the Securities Act of 1933 (the “Securities Act”) by the Securities and Exchange Commission (the “SEC”), although nothing contained herein should be construed as an admission of such fact. If in fact the undersigned is an affiliate of the Company under the Securities Act, the undersigned’s ability to sell, assign or transfer Parent Common Stock received by the undersigned in exchange for any shares of Company Common Stock in connection with the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained or will obtain advice of counsel (which may be counsel to Parent or the Company) as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act. The undersigned understands that Parent is under no obligation to register the sale, assignment, transfer or other disposition of Parent Common Stock to be received by the undersigned in the Merger or to take any other action necessary in order to make compliance with an exemption from such registration available.

The undersigned hereby represents to and covenants with Parent that the undersigned will not sell, assign, transfer or otherwise dispose of any of Parent Common Stock received by the undersigned in exchange for shares of Company Common Stock in connection with the Merger except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of counsel reasonably acceptable to Parent or as described in a “no-action” or interpretive letter from the Staff of the SEC specifically issued with respect to a transaction to be engaged in by the undersigned, is not required to be registered under the Securities Act.

In the event of a sale or other disposition by the undersigned of the shares of Parent Common Stock received by the undersigned in the Merger pursuant to Rule 145, the undersigned will supply Parent with evidence of compliance with such Rule or the opinion of counsel or no-action letter referred to above. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any shares of Parent Common Stock received by the undersigned in the Merger disposed of by the undersigned, but that (provided such transfer is not prohibited by any other provision of this letter agreement) upon receipt of such evidence of compliance, Parent shall cause the transfer agent to effectuate the transfer of the shares of Parent Common Stock sold as indicated in such letter.

The undersigned acknowledges and agrees that the legend set forth below will be placed on certificates representing the shares of Parent Common Stock received by the undersigned in connection with the Merger or held by a transferee thereof, which legend will be removed by delivery of substitute certificates if: (i) the securities represented thereby have been registered for sale by the undersigned under the Securities Act, (ii) Parent has received an opinion of counsel reasonably satisfactory to Parent to the effect that the restrictions imposed by Rule 145 no longer apply to the undersigned, (iii) the undersigned is not an affiliate of Parent and one year shall have elapsed from the date the undersigned acquired the securities in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, or (iv) the undersigned is not, and has not then been for at least three months, an affiliate of Parent and two years shall have elapsed from the date the undersigned acquired the securities in the Merger and the provisions of Rule 145(d)(3) are then available to the undersigned.

There will be placed on the certificates for Parent Common Stock issued to the undersigned in connection with the Merger, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate are issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares may be sold, assigned, transferred or otherwise disposed of only in accordance with the terms of a letter dated             , 2004 between the registered holder hereof to The J. M. Smucker Company, a copy of which is on file at the principal offices of The J. M. Smucker Company.”

The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the sale, assignment, transfer or other disposition of Parent Common Stock received by the undersigned in the Merger and (ii) the receipt by Parent of this letter is an inducement to Parent’s obligations to consummate the Merger.

Very truly yours,

Name:

Dated:             , 2004

ANNEX B

JMS SHAREHOLDERS AGREEMENT

by and among

Multifoods

and

The J. M. Smucker Company Shareholders Listed on the Signature Page Attached Hereto

Dated March 7, 2004

AND

First Amendment thereto

Dated March [    ], 2004

ANNEX B

JMS SHAREHOLDERS AGREEMENT AND IRREVOCABLE PROXY

THIS SHAREHOLDERS AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) is made and entered into as of March 7, 2004, by and among International Multifoods Corporation, a Delaware corporation (“IMC”), and those certain shareholders set forth on the signature pages hereto (each individually, a “Shareholder” and collectively, “Shareholders”) of The J. M. Smucker Company, an Ohio corporation (“JMS”).

RECITALS

A.    Concurrently with the execution of this Agreement, JMS, MIX Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of JMS (“Merger Sub”), and IMC are entering into an Agreement and Plan of Merger of even date herewith (as such agreement may hereafter be amended from time to time, the “Merger Agreement”) which provides for the merger of IMC with and into Merger Sub (the “Merger”). Following the Merger, Merger Sub will continue as the surviving corporation (the “Surviving Corporation”). In the Merger, shares of common stock of IMC, $0.10 par value (“IMC Common Stock”), other than Dissenting Shares and any shares of IMC Common Stock owned by JMS or any direct or indirect subsidiary of JMS or held in the treasury of IMC, will be converted into the right to receive shares of common stock, no par value per share, of JMS (“JMS Common Stock”), and cash, on the terms and subject to the conditions of the Merger Agreement. Capitalized terms that are used in this Agreement and are not otherwise defined herein will have the same meanings that such terms have in the Merger Agreement.

B.    As of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and exercises voting power with respect to, in the aggregate, such number of Shares (as defined herein) listed opposite such Shareholder’s name on Schedule A attached hereto;

C.    Each Shareholder is entering into this Agreement as a material inducement and consideration to IMC to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

1.    Definitions.

(a)    “Expiration Date” means the earlier to occur of (i) the Effective Time; and (ii) the termination of the Merger Agreement in accordance with its terms.

(b)    “Shares” means all issued and outstanding shares of JMS Common Stock listed opposite such Shareholder’s name on Schedule A hereof.

(c)    “Transfer” with respect to any security means to directly or indirectly: (i) sell, pledge, encumber, transfer or dispose of, or grant an option with respect to, such security or any interest in such security; or (ii) enter into an agreement or commitment providing for the sale, pledge, encumbrance, transfer or disposition of, or grant of an option with respect to, such security or any interest therein.

2.    Agreement to Vote.

2.1    Voting Agreement. (a) Each Shareholder hereby covenants and agrees that, prior to the Expiration Date, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the shareholders of JMS, however called, and in any action taken by the written consent of shareholders of JMS without a meeting, unless otherwise directed in writing by IMC, each Shareholder will appear at the meeting or otherwise cause such Shareholder’s Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent or cause to be voted or consented the Shares:

(i)    in favor of the issuance of JMS Common Stock pursuant to the Merger, and to the extent that a vote is solicited in connection with this Agreement or the Merger Agreement, any other action required or desirable in furtherance hereof or thereof;

(ii)    to the extent a vote is solicited in connection with the approval of any action, agreement or proposal that would result in a breach of any representation, warranty, covenant or obligation of JMS or Merger Sub in the Merger Agreement or that would delay or hinder the consummation of the Merger or that would preclude fulfillment of a condition precedent under the Merger Agreement to JMS’s, Merger Sub’s or IMC’s obligation to consummate the Merger, against the approval of such action, agreement or proposal; and

(iii)    against approval of any action, agreement or proposal made in opposition to or in competition with the issuance of the JMS Common Stock pursuant to the Merger and the consummation of the Merger.

(b)    Prior to the Expiration Date, each Shareholder will not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with any provision of this Section 2.1. This Agreement is intended to bind each Shareholder only with respect to the specific matters set forth herein.

2.2    Irrevocable Proxy. At IMC’s request, each Shareholder will deliver to IMC a proxy with respect to such Shareholder’s Shares in the form attached hereto as Exhibit 1, which proxy will be irrevocable to the fullest extent permitted by applicable Law (the “Proxy”); except that the Proxy shall be automatically revoked upon termination of this Agreement in accordance with its terms.

2.3    Transfer and Other Restrictions.

(a)    From and after the date hereof until the termination of this Agreement, each Shareholder agrees not to, directly or indirectly:

(i)    except pursuant to the terms of the Merger Agreement, Transfer any or all of the Shares or any interest therein;

(ii)    grant any proxy, power of attorney, deposit any Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares, except as provided in this Agreement; or

(iii)    take any other action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement.

(b)    To the extent that any Shareholder is, as of the date hereof, party to a contract or agreement that requires such Shareholder to Transfer Shares to another person or entity (excluding a contract or agreement pledging Shares to JMS), such Shareholder will not effect any such Transfer unless, prior to such Transfer, such Shareholder causes the transferee to be bound by and to execute an agreement in the form of this Agreement with respect to the Shares to be Transferred. Nothing herein shall prohibit any Shareholder from exercising any option or warrant any Shareholder may hold (in accordance with the terms of such option or warrant, as applicable) or require such exercise; provided, however, that the securities acquired upon such exercise shall be deemed Shares.

(c)    Each Shareholder agrees with, and covenants to, IMC that such Shareholder shall not request that JMS register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares, unless such transfer is made pursuant to and in compliance with this Agreement.

(d)    The foregoing restrictions shall not prohibit a transfer of Shares (i) to any member of the Shareholder’s immediate family, to a trust for the benefit of such Shareholder or any member of the Shareholder’s immediate family or a transfer of Shares upon the death of any Shareholder; provided, however, that in each such case, (x) such Transfer is for no consideration of any kind and (y) any transferee shall, as a precondition to such transfer, agree in a writing delivered to IMC, to be bound by the terms and conditions of this Agreement and execute and deliver to IMC a proxy in the form attached hereto.

3.    Representations, Warranties and Covenants of Shareholder. Each Shareholder hereby represents, warrants and covenants to IMC severally, and not jointly, as follows:

3.1    Authority, Enforceability. Such Shareholder has the power and authority or capacity to enter into, execute, deliver and perform such Shareholder’s obligations under this Agreement and to make the representations, warranties and covenants made by such Shareholder herein. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

3.2    No Conflicts, No Defaults and Consents. The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not: (i) conflict with or violate any order, decree or judgment applicable to such Shareholder or by which such Shareholder or any of such Shareholder’s properties or Shares is bound or affected; (ii) conflict with or violate any agreement to which such Shareholder is a party or is subject, including, without limitation, any voting agreement or voting trust; (iii) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, restriction, adverse claim, option on, right to acquire, or any encumbrance or security interest in or to such Shareholder’s Shares, pursuant to any written, oral or other agreement, contract or legally binding commitment to which such Shareholder is a party or by which such Shareholder or any of such Shareholder’s Shares is bound or affected, or (iv) require any written, oral or other agreement, contract or legally binding commitment of any third party.

3.3    Shares Owned. As of the date hereof, such Shareholder is the beneficial owner and exercises voting power, with respect to, in the aggregate, the Shares listed opposite such Shareholder’s name on Schedule A. Schedule A further sets forth as of the date hereof the number of Shares for which such Shareholder is entitled to cast one vote per Share and the number of Shares for which such Shareholder is entitled to cast ten votes per Share, in each case on certain matters submitted for the approval of holders of JMS Common Stock in accordance with the terms of the JMS Amended Articles of Incorporation (the “JMS Charter”).

3.4    Accuracy of Representations; Reliance by IMC. The representations and warranties contained in this Agreement are accurate in all material respects as of the date of this Agreement, will be accurate in all material respects at all times through the Expiration Date and will be accurate in all material respects as of the Effective Time of the Merger as if made on that date. Each Shareholder understands and acknowledges that IMC is entering into the Merger Agreement in reliance upon each Shareholder’s execution and delivery of this Agreement.

3.5    Further Assurances. Each Shareholder agrees to execute and deliver any additional documents reasonably necessary or desirable, in the reasonable opinion of IMC, JMS or Merger Sub, to carry out the purposes and intent of this Agreement and the Proxy.

3.6    No Restraint on Officer or Director Action. Notwithstanding anything herein to the contrary, no person executing this Agreement who is, or becomes during the term hereof, a director or an officer of JMS makes any agreement, understanding or undertaking herein in his or her capacity as a director or officer, and the agreements set forth herein shall in no way restrict any director or officer in the exercise of his or her fiduciary duties as a director or officer of JMS. Each Shareholder has executed this Agreement solely in their capacity as the beneficial holder of such Shareholder’s Shares.

3.7    Limited Proxy. Each Shareholder will retain at all times the right to vote such Shareholder’s Shares, in such Shareholder’s sole discretion, on all matters other than those set forth in Section 2.1, which are at any time or from time to time presented to JMS’s shareholders generally.

3.8    Confidentiality. Each Shareholder agrees (i) to hold any non-public information regarding this Agreement and the Merger in strict confidence and (ii) not to divulge any such non-public information to any third person.

4.    Miscellaneous.

4.1    Severability. If any provision of this Agreement is found by any court of competent jurisdiction to be invalid or unenforceable, then the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable and to the extent that to do so would not deprive one of the parties of the substantial benefit of its bargain. Such provision will, to the extent allowable by Law and the preceding sentence, not be voided or canceled but will instead be modified by such arbitrator or court so that it becomes enforceable and, as modified, will be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

4.2    Amendment; Waiver. This Agreement may be amended, modified, superseded, canceled, renewed, or extended only by an agreement in writing executed by IMC and each Shareholder. The failure by any party at any time to require performance or compliance by another party of or with any of its obligations or agreements will in no way affect the right to require such performance or compliance at any time thereafter. The waiver by any party of a breach of any provision of this Agreement will not be treated as a waiver of any preceding or succeeding breach of such provision or as a waiver of the provision itself. No waiver of any kind will be effective or binding, unless it is in writing and is signed by the party against whom such waiver is sought to be enforced.

4.3    Anti-Takeover Provisions. In the event that any Takeover Statute or similar Law or any anti-takeover provision in the JMS Charter is applicable to this Agreement, the Proxy or the transactions contemplated hereby or thereby, then this Agreement and the Proxy shall be limited and revised, without any action by the parties hereto, to reduce the number of Shares covered by this Agreement and the Proxy (proportionately among the Shareholders) to cover the maximum number of Shares while rendering each such Takeover Statute, similar Law or anti-takeover provision inapplicable.

4.4    Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement and the documents to be executed and delivered in connection therewith, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and are not intended to convey upon any person other than IMC and each Shareholder any rights or remedies hereunder.

4.5    Assignment. This Agreement and all rights and obligations hereunder may not be transferred or assigned by any party hereto at any time. This Agreement will be binding upon, and inure to the benefit of, the persons or entities who are permitted, by the terms of this Agreement, to be successors, assigns and personal representatives of the respective parties hereto.

4.6    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, whether common law or statutory, without reference to the choice of law provisions thereof.

4.7    Notices. All notices required or permitted pursuant to this Agreement will be in writing and will be deemed to be properly given when actually received by the person entitled to receive the notice at the address stated below, or at such other address as a party may provide by notice to the other:

If to IMC:

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, Minnesota 55305-1060

Attention: General Counsel

Telecopy No.: (952) 594-3367

With a copy to:

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attention: Philip S. Garon

Telecopy No.: (612) 766-1600

If to JMS or Merger Sub:

The J. M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667-0280

Attention: General Counsel

Telecopy No.: (330) 684-3026

With a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Attention: Patrick J. Leddy

Telecopy No.: (216) 579-0212

If to the Shareholders:

At the address listed on Schedule A.

With a copy to:

The J. M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667-0280

Attention: General Counsel

Telecopy No.: (330) 684-3026

4.8    Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

4.9    Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which, taken together, constitute one and the same agreement.

4.10    Titles. The titles and captions of the sections and paragraphs of this Agreement are included for convenience of reference only and will have no effect on the construction or meaning of this Agreement.

4.11    Termination. This Agreement will be terminated and will be of no further force and effect upon the Expiration Date.

4.12    Fees and Expenses. Except as specifically provided to the contrary in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

4.13    Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Expiration Date; provided, however, that the termination of this Agreement shall not relieve any party from any liability for any breach of this Agreement that has occurred prior to the termination of this Agreement as provided for in Section 4.11.

4.14    Legal Counsel. Each Shareholder acknowledges that it has been advised by, and has had the opportunity to consult with, its personal attorney prior to entering into this Agreement. Each Shareholder acknowledges that attorneys for JMS represent JMS and do not represent any of the shareholders of JMS in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.

4.15    Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of JMS and IMC, each of which was represented by attorneys who have carefully negotiated the provisions hereof. No Law or rule relating to the construction or interpretation of contracts against the drafter of any particular clause should be applied with respect to this Agreement or the Proxy.

4.16    Legends. Any stock certificates representing the Shares shall at the request of IMC reflect this Agreement and, if applicable, the irrevocable proxy granted by this Agreement.

[Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first above written.

/s/ TIMOTHY P. SMUCKER Timothy P. Smucker
Individually

/s/ RICHARD K. SMUCKER Richard K. Smucker
Individually

/s/ RICHARD K. SMUCKER Richard K. Smucker
Trustee, Protected Trust and Exempt Trust
FBO Timothy P. Smucker

/s/ RICHARD K. SMUCKER Richard K. Smucker
Trustee, Protected Trust and Exempt Trust
FBO Julie E. Smucker

/s/ RICHARD K. SMUCKER Richard K. Smucker
Trustee, Protected Trust and Exempt Trust
FBO Susan S. Wagstaff

International Multifoods Corporation
By:	/s/ GARY E. COSTLEY

Name: Gary E. Costley
Title: Chairman of the Board, President and Chief Executive Officer

EXHIBIT 1 TO SHAREHOLDERS AGREEMENT

IRREVOCABLE PROXY

The undersigned shareholder (the “Shareholder”) of The J. M. Smucker Company, an Ohio corporation, (“JMS”) hereby irrevocably (to the fullest extent permitted by applicable law) appoints and constitutes those officers of International Multifoods Corporation, a Delaware corporation (“IMC”) designated by IMC in writing and each of them (collectively the “Proxyholders”), the agents, attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the fullest extent of the undersigned’s rights with respect to such Shareholder’s Shares (as defined in the Shareholders Agreement).

Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares until such time as this proxy shall be terminated in accordance with its terms.

The Proxyholders named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the Expiration Date (as defined in the JMS Shareholders Agreement and Irrevocable Proxy dated as of the date hereof, between IMC and the undersigned (the “Shareholders Agreement”)) at any meeting of the shareholders of JMS, however called, or in any action by written consent of shareholders of JMS with respect to the following matters and only the following matters:

(i)    in favor of the issuance of common shares, no par value per share, of JMS (the “JMS Common Stock”) pursuant to the merger (the “Merger”) contemplated by the Agreement and Plan of Merger by and among JMS, MIX Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of JMS, (“Merger Sub”), and IMC, dated as of the date hereof (the “Merger Agreement”), and, to the extent that a vote is solicited in connection with the Shareholders Agreement or the Merger Agreement, any other action required or desirable in furtherance hereof or thereof;

(ii)    against approval of any action, agreement or proposal that would result in a breach of any representation, warranty, covenant or obligation of JMS or Merger Sub in the Merger Agreement or that would delay or hinder the consummation of the Merger or that would preclude fulfillment of a condition precedent under the Merger Agreement to JMS’s, Merger Sub’s or IMC’s obligation to consummate the Merger; and

(iii)    against approval of any action, agreement or proposal made in opposition to or in competition with the issuance of the JMS Common Stock pursuant to the Merger and the consummation of the Merger.

The Proxyholders may not exercise this proxy on any other matter. The Shareholder may vote the Shares on all such other matters. The proxy granted by the Shareholder to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of the Shareholder set forth in Section 2 of the Shareholders Agreement. This proxy will terminate upon the termination of the Shareholders Agreement in accordance with its terms. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned Shareholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of JMS and with any Inspector of Elections at any meeting of the shareholders of JMS. This proxy is irrevocable, is coupled with an interest, and shall survive the insolvency, incapacity, death or liquidation of the undersigned and will be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares) until terminated in accordance with its terms.

Dated: March     , 2004

SHAREHOLDER

By:

SCHEDULE A

Name (1)	# of 10-Vote Shares as of 2/29/04 (2)	# of 1-Vote Shares as of 2/29/04 (2)
Timothy P. Smucker	382,481	0
Timothy P. Smucker Protected Trust and Exempt Trust (RKS, Trustee)	477,798	0
Richard K. Smucker	419,587	0
Susan S. Wagstaff Protected Trust and Exempt Trust (RKS, TPS, Trustees)	477,798	0
Julie E. Smucker Protected Trust and Exempt Trust (RKS, Trustee)	477,796	0

(1) The address of each Shareholder listed below for the purposes of the JMS Shareholders Agreement and Irrevocable Proxy, dated as of March 7, 2004, by and among International Multifoods Corporation and the Shareholders listed below is as follows: The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667-0280; Attention: General Counsel.

(2) The voting power of the individual listed in this table has been computed to eliminate duplication of beneficial ownership.

FIRST AMENDMENT TO JMS SHAREHOLDERS AGREEMENT AND IRREVOCABLE PROXY

THIS FIRST AMENDMENT TO JMS SHAREHOLDERS AGREEMENT AND IRREVOCABLE PROXY (this “Amendment”) is made and entered into as of March 30, 2004, by and among International Multifoods Corporation, a Delaware corporation (“IMC”), and those certain shareholders set forth on the signature pages hereto (each individually, a “Shareholder” and collectively, “Shareholders”) of The J.M. Smucker Company, an Ohio corporation (“JMS”).

WHEREAS, IMC and the Shareholders entered into that certain JMS Shareholders Agreement and Irrevocable Proxy dated as of March 7, 2004 (the “Agreement”); and

WHEREAS, IMC and the Shareholders desire to amend the Agreement;

NOW, THEREFORE, in consideration of the parties’ undertakings and covenants herein and in the Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereby agree as follows:

1.    Unless otherwise defined herein, each capitalized term used herein shall have the meaning (if any) provided therefor in the Agreement.

2.    Section 1 of the Agreement is hereby amended to add clause (d) thereto, which clause (d) shall read in its entirety as follows:

“(d)    “Potential Transfer Shares” means 572,323 of the 10-vote Shares listed on Schedule A hereto as held by the Willard E. Smucker Trust.”

3.    Section 2.3 of the Agreement is hereby amended to add clause (e) thereto, which clause (e) shall read in its entirety as follows:

“(e)    Notwithstanding any other provision of this Agreement, (i) Willard E. Smucker Trust may, prior to the Expiration Date, Transfer (or enter into an agreement to Transfer) all, or any portion, of its right, title and interest in and to any or all of the Potential Transfer Shares to a person or persons (other than a person identified in Section 2.3(d)(i) hereof) pursuant to a bona fide arm’s length transaction; provided, that no right, title or interest of such Shareholder in or to such Potential Transfer Shares shall be Transferred to the transferee thereof pursuant to this clause (i) unless and until all of such Shareholder’s right, title and interest thereto shall be so Transferred; and (ii) to the extent a Transfer in accordance with clause (i) of this Section 2.3(e) is consummated prior to the Expiration Date, upon such consummation the term “Shares” shall, for all purposes of this Agreement, be deemed to mean all Shares held by such Shareholder identified on Schedule 1 hereto other than the Potential Transfer Shares so Transferred.”

4.    Schedule A to the Agreement is amended to read in its entirety as set forth on Schedule A attached hereto.

5.    Except as amended by the foregoing, the Agreement and each provision thereof shall remain in full force and effect.

6.    Each reference to the Agreement in any document or instrument delivered pursuant to or in connection with the Agreement shall be deemed to be a reference to the Agreement, as amended by this Amendment.

7.    This Amendment may be executed by facsimile and in counterparts, each of which will be deemed an original, but all of which, taken together, constitute one and the same agreement.

8.    This Amendment will be governed by and construed in accordance with the laws of the State of Delaware, whether common law or statutory, without reference to the choice of law provisions thereof.

[Remainder of page left blank intentionally; signature page follows]

IN WITNESS WHEREOF, the undersigned parties have executed this Amendment as of the date first above written.

/s/ TIMOTHY P. SMUCKER Timothy P. Smucker
Individually

/s/ RICHARD K. SMUCKER Richard K. Smucker
Individually

/s/ RICHARD K. SMUCKER Richard K. Smucker
Trustee, Protected Trust and Exempt Trust
FBO Timothy P. Smucker

/s/ RICHARD K. SMUCKER Richard K. Smucker
Trustee, Protected Trust and Exempt Trust
FBO Julie E. Smucker

/s/ RICHARD K. SMUCKER Richard K. Smucker
Trustee, Protected Trust and Exempt Trust
FBO Susan S. Wagstaff

/s/ TIMOTHY P. SMUCKER Timothy P. Smucker
Trustee, Willard E. Smucker Trust FBO Marcella S. Clark

International Multifoods Corporation
By:	/s/ JOHN F. BYOM

Name: John F. Byom
Title: Senior Vice President, Finance and Chief Financial Officer

SCHEDULE A

Name (1)	Number of 10-Vote Shares as of 2/29/04 (2)	Number of 1-Vote Shares as of 2/29/04 (2)
Timothy P. Smucker	382,481	0
Willard E. Smucker Trust (TPS, Trustee)	572,323
Timothy P. Smucker Protected Trust and Exempt Trust (RKS, Trustee)	477,798	0
Richard K. Smucker	419,587	0
Susan S. Wagstaff Protected Trust and Exempt Trust (RKS, TPS, Trustees)	477,798	0
Julie E. Smucker Protected Trust and Exempt Trust (RKS, Trustee)	477,796	0

(1) The address of each Shareholder listed below for the purposes of the JMS Shareholders Agreement and Irrevocable Proxy, dated as of March 7, 2004, by and among International Multifoods Corporation and the Shareholders listed below is as follows: The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667-0280; Attention: General Counsel.

(2) The voting power of the individual listed in this table has been computed to eliminate duplication of beneficial ownership.

ANNEX C

March 7, 2004

CONFIDENTIAL

Board of Directors

The J.M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to The J. M. Smucker Company (“Smucker”) of the Merger Consideration (as defined below) to be paid by Smucker pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger substantially in the same form as the draft dated as of March 7, 2004 (the “Merger Agreement”) by and among Smucker, Merger Sub, a wholly-owned subsidiary of Smucker (“Merger Sub”), and International Multifoods Corporation (“IMC”).

Pursuant to the terms of, and subject to the conditions set forth in the Merger Agreement, IMC will be merged with and into Merger Sub (the “Merger”), and each outstanding share of common stock of IMC, $0.10 par value per share, (other than shares owned by Smucker or any direct or indirect subsidiary of Smucker and any IMC treasury shares, which shall be canceled with no consideration delivered in exchange therefor, and other than shares held by Dissenting Shareholders (as defined in the Merger Agreement) who have properly exercised their appraisal rights) will automatically be converted, subject to the allocation or pro ration procedures set forth in the Merger Agreement, into the right to receive from Smucker:

(i)    a number of fully paid, nonassessable shares of the common stock of Smucker, no par value per share, equal to the Exchange Ratio (as defined below) (the “Stock Consideration”); and

(ii)    $5 in cash without interest, subject to adjustment as set forth in Section 2.1(d) of the Merger Agreement (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”), prorated for fractional shares, if any, of IMC common stock.

The “Exchange Ratio” shall be equal to the quotient (rounded to four decimal places) of $20 divided by the Average Closing Price (as defined in the Merger Agreement) of the common stock of Smucker; provided, however, that if, based on the Exchange Ratio, Smucker would be required to issue greater than 19.9% of the Smucker common stock outstanding immediately prior to such issuance, the Exchange Ratio shall be adjusted such that the number of shares of Smucker common stock issuable pursuant to Section 2.1(c) of the Merger

222 WEST ADAMS STREET        CHICAGO, ILLINOIS  60606        312.236.1600

Agreement shall not exceed 19.9% of the Smucker common stock outstanding immediately prior to such issuance. The Merger Consideration is subject to certain procedures and limitations contained in the Merger Agreement, as to which procedures and limitations we express no opinion, including the aggregate number of shares to be issued as Stock Consideration.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the terms and conditions of the Merger Agreement and the financial terms of the Merger as set forth in the Merger Agreement; (b) the audited historical financial statements of Smucker and of IMC for each of the years in the three-year period ended April 30, 2003 and March 1, 2003, respectively; (c) the unaudited interim financial statements of Smucker for each of the six-month periods ended October 31, 2002 and October 31, 2003 and of IMC for each of the nine-month periods ended November 30, 2002 and November 29, 2003; (d) certain (i) internal business, operating and financial information and forecasts of Smucker and IMC prepared by senior management of Smucker and IMC, respectively; (ii) information regarding the strategic, financial and operational benefits anticipated from the Merger and the prospects of Smucker (with and without the Merger) prepared by senior management of Smucker, and (iii) the pro forma impact of the Merger on the earnings per share of Smucker based on certain pro forma financial information prepared by the senior management of Smucker (collectively, the “Forecasts”); (e) information provided by senior management of Smucker regarding the amount and timing of cost savings and related expenses and potential synergies which senior management of Smucker expects will result from the Merger (the “Expected Synergies”); (f) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (g) the financial position and operating results of Smucker and IMC compared with those of certain other publicly traded companies we deemed relevant; (h) current and historical market prices and trading volumes of the common stock of Smucker and IMC; and (i) certain other publicly available information regarding Smucker, IMC and their industries. We have also held discussions with members of the senior management of Smucker and IMC to discuss the foregoing, the past and current business operations, and the financial condition and future prospects of Smucker and IMC. We have also held discussions with you and Smucker’s legal counsel to discuss IMC, the Merger and the results of our analysis and examination, and have considered such other matters that we have deemed relevant to our inquiry, and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant or appropriate.

In rendering our opinion, we have assumed and relied, without any duty of independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities (contingent or otherwise) or solvency of Smucker or IMC. We have been advised by the senior management of Smucker that the Forecasts and the Expected Synergies examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Smucker. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved and the Expected Synergies will be realized in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of Smucker and IMC are as set forth in Smucker’s and IMC’s financial statements. We assume no liability for, and express no opinion with respect to, the Forecasts or Expected Synergies or the estimates and judgments on which they are based. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Smucker or the effect of any other transaction in which Smucker might engage. Our opinion herein is based upon economic, market, financial and other conditions as they exist on and can be evaluated as of, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have further assumed, with your consent, that the Merger will qualify as a reorganization for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code, and that neither Smucker nor IMC will recognize material income, gain or loss for United States federal or other income tax purposes as a result of the Merger. We have not independently verified that such tax treatment will be available with respect to the Merger, and we express no view with respect to the tax treatment that will be required to be applied to the Merger. In addition, we have assumed, with your consent, that, following the consummation of the Merger, no indemnification payments with respect to any taxes or otherwise will be required to be made by Smucker as a result of the Merger. We have relied as to all legal, tax and accounting matters on advice of counsel, tax advisors and auditors to Smucker. In rendering our opinion, we have assumed that the final terms of the Merger Agreement will not vary materially from those set forth in the latest draft reviewed by us, the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by Smucker or IMC, and that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Merger Agreement will be obtained without any adverse effect on Smucker or on the expected benefits of the transaction contemplated by the Merger Agreement.

William Blair & Company (“William Blair”) has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. We have acted as an investment banker to Smucker in connection with the Merger and will receive a fee from Smucker for our services, a portion of which was payable upon engagement of our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Merger. We may also provide services to Smucker in connection with the arrangement or completion of financing for the Merger, for which we may receive compensation. In addition, Smucker has agreed to indemnify us against certain liabilities arising out of our engagement. William Blair has, in the past, provided investment banking and financial advisory services to Smucker and its affiliates and may continue to do so, and we have received, and may receive, fees for the rendering of such services. Furthermore, in the ordinary course of our business, we may beneficially own or actively trade shares of common stock and other securities of Smucker, as well as the shares of common stock and other securities of IMC, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

We are expressing no opinion herein as to the price at which the common stock of Smucker or IMC will trade at any future time or as to the effect of the Merger on the trading price of the common stock of Smucker. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Smucker by stockholders within a short period of time after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Smucker or of IMC or in the markets they serve, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of Smucker in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by Smucker in connection with the Merger. We do not address the merits of the underlying decision by Smucker to engage in the Merger (at all or as compared to any alternative business transaction), and this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or as to any other action such stockholder should take with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in a prospectus/proxy statement filed with the Securities and Exchange Commission and mailed to stockholders by Smucker and/or IMC with respect to the Merger; provided that this opinion is reproduced in its entirety and any description of, or reference to, William Blair or the advice rendered by it in such filing or document is in a form reasonably acceptable to William Blair and its counsel.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration to be paid by Smucker is fair, from a financial point of view, to Smucker.

Very truly yours,

.

WILLIAM BLAIR & COMPANY, L.L.C.

ANNEX D

Greenhill & Co., LLC

300 Park Avenue

New York, NY 10022

(212) 389-1500

(212) 389-1700 Fax

Greenhill

CONFIDENTIAL

March 7, 2004

Board of Directors

International Multifoods Corporation

110 Cheshire Lane, Suite 300

Minnetonka, MN 55305

Members of the Board of Directors:

We understand that International Multifoods Corporation (“Multifoods”), The J.M. Smucker Company (“Smucker”) and MIX Acquisition Corporation (“Merger Subsidiary”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Multifoods with and into Merger Subsidiary, a wholly-owned subsidiary of Smucker, with Merger Subsidiary as the Surviving Corporation. Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.10 per share, of Multifoods (the “Multifoods Common Stock”), other than shares of Multifoods Common Stock held in Multifoods’ treasury, shares of Multifoods Common Stock owned by Smucker or any direct or indirect subsidiary of Smucker, and any Dissenting Shares (as such term is defined in the Merger Agreement), shall be converted into the right to receive a stock and cash payment with a closing value of $25.00 per share (as adjusted and calculated pursuant to the terms of the Merger Agreement, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration to be received by the holders of Multifoods Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Merger.

For purposes of the opinion set forth herein, we have:

1.	reviewed the Merger Agreement dated March 7, 2004 and certain related documents;

2.	reviewed certain publicly available financial statements of Multifoods;

3.	reviewed certain other publicly available business and financial information relating to Multifoods that we deemed relevant;

4.	reviewed certain information, including financial forecasts and other financial and operating data concerning Multifoods, prepared by the management of Multifoods;

5.	discussed the past and present operations and financial condition and the prospects of Multifoods with senior executives of Multifoods;

6.	reviewed the historical market prices and trading activity for the Multifoods Common Stock and analyzed its implied valuation multiples;

Greenhill

7.	reviewed certain publicly available financial statements of Smucker;

8.	reviewed certain other publicly available business and financial information relating to Smucker that we deemed relevant;

9.	reviewed certain information, including financial forecasts and other financial and operating data concerning Smucker, prepared by the management of Smucker;

10.	discussed the past and present operations and financial condition and the prospects of Smucker with senior executives of Smucker;

11.	reviewed the historical market prices and trading activity for the Smucker Common Stock and analyzed its implied valuation multiples;

12.	compared the value of the Consideration with that received in certain publicly available transactions that we deemed relevant;

13.	compared the value of the Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;

14.	reviewed and discussed with senior executives of Multifoods and Smucker the outlook for Multifoods and Smucker as a combined company;

15.	participated in discussions and negotiations among representatives of Multifoods and its legal advisors and Smucker and its legal advisors; and

16.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by representatives and management of Multifoods and Smucker for the purposes of this opinion and have further relied upon the assurances of the representatives and management of Multifoods and Smucker that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Multifoods and Smucker and other data with respect to Multifoods and Smucker that have been furnished or otherwise provided to us, we have assumed that such projections and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Multifoods and Smucker as to those matters. We express no opinion with respect to such projections and data or the assumptions upon which they are based. In addition, we have not made any independent valuation or appraisal of the assets or liabilities of Multifoods or Smucker, nor have we been furnished with any such appraisals. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the final, executed Merger Agreement (after satisfaction and not waiver of the conditions to closing of the Merger), which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion unless reasonably requested by Multifoods to update our opinion.

We have acted as financial advisor to the Board of Directors (the “Board”) of Multifoods in connection with the Merger and will receive a fee for our services, which is contingent upon the consummation of the Merger or a similar transaction.

It is understood that this letter is for the information of the Board of Multifoods and is rendered to the Board in connection with their consideration of the Merger and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any proxy or other information

Greenhill

statement or registration statement to be mailed to the shareholders of Multifoods Common Stock and the shareholders of Smucker in connection with the Merger and Multifoods may refer to this letter and include a summary of the letter in such proxy or information statement or registration statement. We are not expressing an opinion as to any aspect of the Merger, other than the fairness to the holders of Multifoods Common Stock of the Consideration to be received by the holders of Multifoods Common Stock from a financial point of view. This opinion is not intended to be and does not constitute a recommendation to the Board as to whether they should approve the Merger, nor does it constitute an opinion or recommendation as to how the shareholders of Multifoods should vote at the shareholders meeting to be held in connection with the Merger.

Based on and subject to the foregoing and upon such other matters as we deemed relevant, we are of the opinion on the date hereof that the Consideration to be received by the holders of Multifoods Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ TIMOTHY M. GEORGE

Timothy M. George Managing Director

ANNEX E

Section 262 of the General Corporation Law of the State of Delaware

Appraisal Rights

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(1)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

In general, a director of an Ohio corporation will not be found to have violated his or her fiduciary duties unless there is proof by clear and convincing evidence that the director (1) has not acted in good faith, (2) has not acted in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, or (3) has not acted with the care that an ordinarily prudent person in a like position would use under similar circumstances. Monetary damages for any act taken or omission made as a director are generally awarded only if it is proved by clear and convincing evidence that the director undertook such act or omission either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Under Ohio law, a corporation must indemnify its directors, officers, employees, and agents against expenses reasonably incurred in connection with the successful defense (on the merits or otherwise) of an action, suit, or proceeding. A corporation may indemnify such persons in actions, suits, and proceedings (including certain derivative suits) if the individual has acted in good faith and in a manner that the individual believes to be in or not opposed to the best interests of the corporation. In the case of a criminal proceeding, the individual must also have no reasonable cause to believe that his or her conduct was unlawful.

Indemnification may be made only if ordered by a court or if authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such a determination may be made by a majority of the disinterested directors, by independent legal counsel, or by the shareholders.

Under Ohio law, a corporation may pay the expenses of any indemnified individual as they are incurred, in advance of the final disposition of the matter, if the individual provides an undertaking to repay the amount if it is ultimately determined that the individual is not entitled to be indemnified. Ohio law generally requires all expenses, including attorney’s fees, incurred by a director in defending any action, suit, or proceeding to be paid by the corporation as they are incurred if the director agrees (i) to repay such amounts in the event that it is proved by clear and convincing evidence that the director’s action or omission was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation and (ii) to reasonably cooperate with the corporation concerning the action, suit, or proceeding.

Smucker’s regulations require Smucker to indemnify, to the full extent permitted by Ohio law, any person made, or threatened to be made, a party to any threatened, pending or completed action, suit, or proceeding (whether civil, criminal, administrative, or investigative) because that person is or was a director, officer, or employee of Smucker or was serving, at the request of Smucker, as a director, trustee, officer, or employee of another entity. Smucker also has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its directors and officers.

Following the merger, the indemnification arrangements discussed above will remain unchanged. In addition, Smucker may enter into indemnification agreements with each of its directors and officers that indemnify its directors and officers to the maximum extent permitted by law.

For the undertaking with respect to indemnification, see Item 22 herein.

Item 21.    Exhibits and Financial Statement Schedules

(a) See Exhibit Index.

(b) Not applicable.

(c) The opinion of William Blair & Company, L.L.C. is included as Annex C to the joint proxy statement/prospectus included as part of this Registration Statement. The opinion of Greenhill & Co., LLC is included as Annex D to the proxy statement/prospectus included as part of this Registration Statement.

Item 22.    Undertakings.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of each of the Registrants’ annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)(1)	The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph 1 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the information statement-prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orrville, State of Ohio, on April 5, 2004.

THE J. M. SMUCKER COMPANY (Registrant)

By:	/s/ TIMOTHY P. SMUCKER

Timothy P. Smucker Chairman and Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TIMOTHY P. SMUCKER Timothy P. Smucker	Chairman and Co-Chief Executive Officer, and Director (Principal Executive Officer)	April 5, 2004

* Richard K. Smucker	President, Co-Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)	April 5, 2004

* Richard G. Jirsa	Vice President and Corporate Controller (Controller)	April 5, 2004

* Vincent C. Byrd	Director	April 5, 2004

* R. Douglas Cowan	Director	April 5, 2004

* Kathryn W. Dindo	Director	April 5, 2004

* Fred A. Duncan	Director	April 5, 2004

* Elizabeth Valk Long	Director	April 5, 2004

* Gary A. Oatey	Director	April 5, 2004

* William H. Steinbrink	Director	April 5, 2004

*	The undersigned, by signing his name hereto, does sign and execute this registration statement pursuant to the powers of attorney executed by the above-named officers and directors of the registrant, which are being filed herewith with the Securities and Exchange Commission on behalf of such officers and directors.

By:	/s/ TIMOTHY P. SMUCKER	Date: April 5, 2004

Timothy P. Smucker Attorney-in-fact

EXHIBIT INDEX

Exhibit No	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of March 7, 2004, by and among Smucker, Multifoods and Acquisition Sub (attached as Annex A to the joint proxy statement/prospectus).

3.1	Amended Articles of Incorporation of Smucker (incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-4 filed by Smucker on February 28, 2002).

3.2	Amended Regulations of Smucker (filed as Exhibit 3(b) to Smucker’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2000, filed with the Commission on December 12, 2000).

5.1	Form of Opinion of Jones Day, as to the validity of the Smucker common shares being registered hereby.

8.1	Form of Opinion of Jones Day as to certain tax matters.

8.2	Form of Opinion of Faegre & Benson LLP as to certain tax matters.

23.1	Consent of Ernst & Young LLP relating to the audited financial statements of Smucker.

23.2	Consent of KPMG LLP relating to the audited financial statements of Multifoods.

23.3	Consent of Jones Day (included in Exhibit 5.1).

23.4	Consent of Jones Day (included in Exhibit 8.1).

23.5	Consent of Faegre & Benson LLP (included in Exhibit 8.2).

23.6	Consent of William Blair & Company, L.L.C.

23.7	Consent of Greenhill & Co., LLC.

24.1	Power of Attorney of Directors and officers of Smucker.

99.1	JMS Shareholders Agreement and Irrevocable Proxy, dated March 7, 2004, between Multifoods and the shareholders listed on the signature page thereto (attached as part of Annex B to the joint proxy statement/prospectus).

99.2	First Amendment to the JMS Shareholders Agreement and Irrevocable Proxy, dated March 30, 2004, between Multifoods and the shareholders listed on the signature page thereto (attached as part of Annex B to the joint proxy statement/prospectus).

99.3	Form of proxy card and related proxy materials of Smucker.

99.4	Form of proxy card of Multifoods.

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